12g3 – 2(b)

07022484

OJSC "VolgaTelecom"
603000, Nizhny Novgorod city
M.Gorky square, Dom Svyazi
Phone: +7 (8312) 37-50-00, 37-50-09
Fax: +7 (8312) 30-67-68
№25-01/10-94

Date: 28.03.2007г.

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

SUPPL

Re: Joint-Stock Company "VolgaTelecom", Exemption № 82-4642

Dear Sirs,

In connection with exemption of Joint-Stock Company "VolgaTelecom", according to Rule 12g3-2 (b), from requirements of the Act about securities and stock exchanges of 1934 on registration and reporting and according to further requirements by Rule 12g3-2 (b), we submit the following information on the Company's activity:

1. Communications about material facts affecting the Company's financial-economic activity (7 documents on 9 pages).
2. Communications on data that may materially affect the cost of the Company's securities (7 documents on 7 pages).
3. Communication on the procedure of accessing the information contained in quarterly report – for quarter 4 of 2006 (1 document on 1 page).
4. Quarterly report of the issuer of issuing securities for quarter 4 of 2006 (1 document on 310 pages).
5. The list of the Company's affiliated persons/entities as of 31.12.2006 (1 document on 22 pages).
6. The changes introduced into the list of the Company's affiliated persons/entities as of 09.10.2006, 04.12.2006, 25.12.2006, 30.01.2006, 12.03.2007, and 14.03.2007 (6 documents on 16 pages).
7. Communication on correlation of the Company's net assets value and the charter capital size.
8. Resolutions passed by the general meeting of shareholders.
9. Communication on the Company's registrar. The information specified in items 7 - 9 is available in publication of the results of the general meeting of the Company's shareholders (1 document on 2 pages), "Rossiiskaya gazeta" newspaper № 143 (4109) of 05.07.2006.
10. The copy of publication of notification about holding general meeting of shareholders (1 document on 1 page). The notification about holding general meeting of shareholders on June 26, 2006 was published in "Rossiiskaya gazeta" newspaper № 109 (4075) of 25.05.2006.

J. P. Morgan Bank is a depositary-bank for our Company according to Form F-6, registration number 333-86930 in the program of ADR for common shares.

If you have any questions, please, call to Ms. Daniela Utane, the manager of "VolgaTelecom" ADR program in J.P. Morgan Bank. Her phone number is +44 207 777 2020 (London).

General Director S.V. Omelchenko

Executed by Mrs. Mironova E.P.
Phone: +7 (8312) 37-51-39

dlw 4/10

1283-2(б)

Открытое акционерное общество
ВолгаТелеком

СООБЩЕНИЕ

Уважаемый акционер!

Открытое акционерное общество «ВолгаТелеком» уведомляет Вас о проведении годового общего собрания акционеров 26 июня 2006 года в форме собрания — совместного присутствия по адресу: г. Нижний Новгород, пл. М. Горького, Дом связи, время начала собрания 10.00 (местного времени), начало регистрации в 8.00 (местного времени).

Повестка дня общего собрания акционеров:

1. Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счета прибылей и убытков), распределение прибыли и убытков Общества по результатам отчетного (2005) финансового года.
2. О выплате дивидендов за 2005 год: размере, сроках и форме их выплаты по акциям каждой категории.
3. Внесение изменений и дополнений в Устав Общества.
4. Внесение изменений и дополнений в Положение о Совете директоров Общества.
5. Внесение изменений и дополнений в Положение о порядке проведения общего собрания акционеров Общества.
6. Внесение изменений и дополнений в Положение о Ревизионной комиссии Общества.
7. Избрание членов Совета директоров Общества.
8. Избрание членов Ревизионной комиссии Общества.
9. Утверждение аудитора Общества на 2006 год.
10. Определение нормативов (процентов) отчислений для расчета годового вознаграждения членов Совета директоров Общества.
11. О прекращении участия Общества в Торгово-промышленной палате Республики Марий Эл путем выхода из состава ее членов.
12. О прекращении участия Общества в некоммерческой организации «Ассоциация предприятий электросвязи Поволжского региона» путем выхода из состава ее членов.

Право голоса по всем вопросам повестки дня собрания акционеров имеют акционеры — владельцы обыкновенных акций Общества.

Список лиц, имеющих право на участие в годовом общем собрании акционеров, составлен на основании данных реестра акционеров по состоянию на 7 мая 2006 года.

С 26 мая 2006 года лица, имеющие право на участие в годовом общем собрании акционеров, могут ознакомиться с материалами повестки дня общего собрания акционеров по следующим адресам:

г. Нижний Новгород, пл. М. Горького, Дом связи, с 9.00 до 18.00 (местного времени);
г. Киров, ул. Дрелевского, 43/1, с 8.00 до 17.00 (местного времени);
г. Йошкар-Ола, ул. Советская, 138, с 8.00 до 17.00 (местного времени);
г. Саранск, ул. Большевистская, 13, с 8.30 до 17.30 (местного времени);
г. Оренбург, ул. Володарского, 11, с 9.00 до 18.00 (местного времени);
г. Пенза, ул. Куприна, 1/3, с 8.00 до 17.00 (местного времени);
г. Самара, ул. Красноармейская, 17, с 8.00 до 17.00 (местного времени);
г. Саратов, ул. Киселева, 40, с 8.00 до 17.00 (местного времени);
г. Ульяновск, ул. Л. Толстого, 60, с 8.00 до 17.00 (местного времени);
г. Ижевск, ул. Пушкинская, 278, с 8.00 до 17.00 (местного времени);
г. Чебоксары, пр. Ленина, 2, с 8.00 до 17.00 (местного времени),
а также на сайте Общества в Интернете по адресу: www.vt.ru на русском и английском языках.

Акционер (представитель акционера) имеет право проголосовать досрочно, направив надлежащим образом заполненные бюллетени для голосования по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи. Голоса, представленные бюллетенями для голосования, учитываются при определении кворума и подведении итогов голосования при условии получения их Обществом не позднее чем за два дня до даты проведения собрания, т.е. не позднее 23 июня 2006 года включительно.

Если голосование будет осуществляться по доверенности путем направления бюллетеней для голосования, к бюллетеням необходимо приложить доверенность, на основании которой действует представитель, или ее надлежаще заверенную копию, либо документ, подтверждающий права представителя действовать без доверенности от имени акционера — юридического лица.

Полномочия представителей акционеров — физических лиц должны быть подтверждены доверенностью, заверенной нотариально, либо иным способом, установленным Гражданским кодексом Российской Федерации. Полномочия представителей акционеров — юридических лиц должны быть подтверждены доверенностью, заверенной нотариально, либо иным способом, установленным Гражданским кодексом Российской Федерации или документом, подтверждающим права представителя действовать без доверенности от имени юридического лица — акционера.

Телефон для справок: 8-8312-30-02-72.
Совет директоров ОАО «ВолгаТелеком»

/Н.И. Покровская/

Корпоративный секретарь ОАО „ВолгаТелеком"

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород

„Российская газета"
25 мая 2006 г. №109(4075)

1283-2(б)

ВОЛГАТЕЛЕКОМ
Открытое акционерное общество

Открытое акционерное общество «ВолгаТелеком»

Зарегистрировано 15.12.93 г. администрацией г. Н. Новгорода, регистрационный № 448
Почтовый адрес и место нахождения:
603000, г. Н. Новгород, пл. Горького, Дом связи
телефон (8-8312)37-50-00, факс (8-8312)30-67-68

сообщает об итогах общего годового собрания акционеров, состоявшегося 26 июня 2006 г.

1. Избран Совет директоров в составе 11 человек:

Кузнецов Сергей Иванович	**Председатель Совета директоров Общества,** Первый заместитель генерального директора ОАО «Связьинвест»
Омельченко Сергей Валерьевич	**Заместитель председателя Совета директоров Общества**, Генеральный директор ОАО «ВолгаТелеком»
Андреев Владимир Александрович	Ректор Поволжской государственной академии телекоммуникаций и информатики
Буланча Сергей Анатольевич	Заместитель руководителя Федерального агентства связи
Григорьева Алла Борисовна	Заместитель директора — Начальник отдела Департамента корпоративного управления ОАО «Связьинвест»
Дегтярев Валерий Викторович	Генеральный директор ЗАО «Профессиональные телекоммуникации»
Енин Евгений Петрович	Заместитель Генерального директора НП «Российский институт директоров»
Морозов Андрей Владимирович	Юрист Московского представительства компании «Эн-Си-Эйч Эдвайзорс, Инк.»
Савченко Виктор Дмитриевич	Исполнительный директор — Директор Департамента правового обеспечения ОАО «Связьинвест»
Федоров Олег Романович	Исполнительный директор департамента корпоративных финансов ЗАО «Объединенная финансовая группа»
Черногородский Сергей Валериевич	Директор Департамента акционерного капитала ОАО «Связьинвест»

2. Избрана Ревизионная комиссия в следующем составе:

Королева Ольга Григорьевна	**Председатель Ревизионной комиссии,** Главный бухгалтер ОАО «Связьинвест»
Белякова Наталья Юрьевна	Заместитель директора департамента финансов ОАО «Связьинвест»
Голубицкий Богдан Иванович	Начальник отдела Департамента экономического планирования и бюджетирования ОАО «Связьинвест»
Зубова Татьяна Юрьевна	Заместитель начальника отдела методологии Департамента бухгалтерского учета ОАО «Связьинвест»

3. Утвержденный размер дивидендов:
на одну обыкновенную акцию — **1,4744 руб.**
на одну привилегированную акцию — **2,7583 руб.**
Начало выплаты дивидендов каждой категории акций с 15.07.2006 г.
Срок окончания выплаты дивидендов по обыкновенным и привилегированным акциям — до 15.12.2006 г.

4. Внесены изменения и дополнения в Устав, Положение о Совете директоров, Положение о порядке проведения общего собрания акционеров, Положение о Ревизионной комиссии Общества.

5. Аудитором Общества на 2006 г. утверждена фирма ООО «Эрнст энд Янг».

В соответствии с п. 1 статьи 92 Федерального закона «Об акционерных обществах» ОАО «ВолгаТелеком» доводит до сведения своих акционеров:

1. Ведение реестра Общества осуществляет Открытое акционерное общество «Объединенная регистрационная компания» (лицензия № 10-000-1-00314 от 30.03.2004 г. выдана Федеральной комиссией по рынку ценных бумаг России).
Место нахождения:113095, г. Москва, ул. Пятницкая, дом 70.
Телефон/факс (8-495) 933-42-21.

2. Дата закрытия реестра Общества на годовое общее собрание — 07.05.2006 г.

Российская газета № 143 (4109) от 05.07.2006г.

(Н.И. Погорелая)

«Корпоративный секретарь ОАО „ВолгаТелеком"»

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *

(1)

Количество акционеров, владеющих голосующими акциями и имеющих право на участие в годовом собрании, — *16 093 акционера.*

Бухгалтерский баланс ОАО «ВолгаТелеком» за 2005 год (утвержден общим годовым собранием **26.06.2006 г.**).

	На начало отчетного периода	**На конец отчетного периода**
Актив		
1. Внеоборотные активы	24 243 971	27 324 315
2. Оборотные активы	3 965 541	4 499 550
Баланс	**28 209 512**	**31 823 865**
Пассив		
3. Капитал и резервы	14 592 448	16 298 720
4. Долгосрочные обязательства	5 722 878	9 163 493
5. Краткосрочные обязательства	7 894 186	6 361 652
Баланс	**28 209 512**	**31 823 865**

Отчет о прибылях и убытках за 2005 год (утвержден общим годовым собранием **26.06.2006 г.**).

	За отчетный период	**За аналогичный период прошлого года**
1. Выручка от продажи товаров, продукции, работ, услуг	21 348 394	18 604 604
2. Себестоимость продажи товаров, продукции, работ, услуг	(15 333 051)	(13 264 137)
3. Прибыль от продаж	6 015 343	5 340 467
4. Чистая прибыль	2 261 360	2 056 268

Соотношение стоимости чистых активов и размера уставного капитала составило 1007,17%.

Достоверность бухгалтерской отчетности ОАО «ВолгаТелеком» подтверждена аудиторской фирмой ООО «Эрнст энд Янг».

Председатель собрания,
Генеральный директор ОАО «ВолгаТелеком» С.В. Омельченко

Секретарь собрания Н.И. Покровская

Российская газета
№ 143(4109) от 05.07.2006г.

(2)

1283-2(b)

Open Joint Stock Company "VolgaTelecom"

Registered on 15.12.1993 by the Administration of Nizhny Novgorod city,
Registration № 448
Mail address and location:
603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi
Phone: (8-8312) 37-50-00, Fax: (8-8312) 30-67-68

advises on the results of annual general meeting of shareholders held on June 26, 2006.

1. 11 persons were elected to the Board of directors:

Kuznetsov Sergey Ivanovich	**The Chairman of the Company's Board of directors**, First deputy to the General Director of OJSC "Svyazinvest"
Omelchenko Sergey Valerievich	**Deputy to the chairman of the Company's Board of directors**, OJSC "VolgaTelecom" General Director
Andreev Vladimir Alexandrovich	Rector of Povolzhskyi state academy of telecommunications and informatics
Bulancha Sergey Anatolievich	Deputy to the head of Federal Agency of Communications
Grigorieva Alla Borisovna	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Svyazinvest"
Degtyarev Valeryi Victorovich	General Director of CJSC "Professional telecommunications"
Enin Evgenyi Petrovich	Deputy to the General Director of Non-Commercial Partnership "Russian institute of directors"
Morozov Andrey Vladimirovich	Lawyer of Moscow's representation office of "NCH Advisors, Inc."
Savchenko Victor Dmitrievich	Executive director – director of the Department of legal provision of OJSC "Svyazinvest"
Fedorov Oleg Romanovich	Executive director of corporate finances department of CJSC "Joint financial group"
Chernogorodskyi Sergey Valerievich	Director of the Department of joint-stock capital of OJSC "Svyazinvest"

2. The following persons were elected to the Auditing committee:

Koroleva Olga Grigorievna	**The Chairman of the Auditing committee,** OJSC "Svyazinvest" chief accountant
Belyakova Nataliya Yurievna	Deputy to the director of the Department of finances of OJSC "Svyazinvest"
Golubitskyi Bogdan Ivanovich	Chief of the sector of the Department of economic planning and budgeting of OJSC "Svyazinvest"
Zubova Tatiana Yurievna	Deputy to the chief of the sector of methodology of the Department of bookkeeping of OJSC "Svyazinvest"

3. Approved size of dividends:

Per one ordinary share - **1,4744 ruble.**
Per one preferred share - **2,7583 rubles.**
The beginning of dividends payment on each category of shares **since 15.07.2006.**
The end date of dividends payment on ordinary and preferred shares – **till 15.12.2006.**

4. Changes and addenda were introduced to the Company's Charter, to the Provision on the Board of directors, to the Provision on the procedure of holding general meeting of shareholders of the Company and to the Provision on the Company's Auditing committee.

5. LLC "Ernst & Young" was approved as the Company's Auditor for 2006.

In accordance with item 1 of article 92 of Federal law "On joint-stock companies" OJSC "VolgaTelecom" advises to its stockholders:

1. The Company's register is kept by Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya" (license № 10-000-1-00314 of 30.03.2004 issued by Russia's Federal Commission for the Securities Market)
Location: 113095, Moscow, Pyatnitskaya str., 70.
Phone, fax: (8-495) 933-42-21.

2. The date of the Company's register closing for the annual general meeting – 07.05.2006. The number of stockholders possessing voting shares and having the right to participate in the annual meeting – 16 093 shareholders.

Accounting balance-sheet of OJSC "VolgaTelecom" for 2005 (approved by the annual general meeting on **26.06.2006**).

		As of the reporting period beginning	As of the reporting period end
	Assets		
1.	Non-current assets	24 243 971	27 324 315
2.	Current assets	3 965 541	4 499 550
	Balance	28 209 512	**31 823 865**
	Liabilities		
3.	Capital and reserves	14 592 448	16 298 720
4.	Long-term liabilities	5 722 878	9 163 493
5.	Short-term liabilities	7 894 186	6 361 652
	Balance	28 209 512	**31 823 865**

Profit and loss statement for 2005 (approved by the annual general meeting on 26.06.2006).

		For the reporting period	For similar period of the past year
1.	Proceeds of sales of goods, products, works and services	21 348 394	18 604 604
2.	Prime cost of sales of goods, products, works and services	(15 333 051)	(13 264 137)
3.	Sales profit	6 015 343	5 340 467
4	Net profit	2 261 360	2 056 268

The ratio of net asset value and the charter capital amount was 1007,17 %.

The credibility of OJSC "VolgaTelecom" accounting statement is confirmed by audit company LLC "Ernst & Young".

The Chairman of the meeting,
OJSC "VolgaTelecom" General Director S.V. Omelchenko

The secretary of the meeting N.I. Pokrovskaya

(Extract from the newspaper "Rossiiskaya gazeta" № 143 (4109) of July 5, 2006).

1283-2(b)

Communication on

the procedure of access the information contained in quarterly report.

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*The Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The communication's content
2.1. The name of the document containing the information the access to which is provided for: ***Quarterly report for quarter 4 of 2006*** 2.2. The date of publishing the text of the quarterly report at the web site in the Internet used by the issuer for information disclosure: ***February 14, 2007*** **http://www.vt.ru/?id=312** 2.3. The procedure of providing by the issuer of the copies of the quarterly report to interested parties: ***The copy of the quarterly report is provided at the written request of an interested party to OJSC «VolgaTelecom" General Director Omelchenko S.V. to the address:*** ***603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi.*** ***The procedure and the time period of providing the report's copy is defined by "Provision on disclosure of information by the issuers of issuing securities" approved by order № 06-117/пз-н of October 10, 2006 of Russia's Federal Service for Financial Markets.*** ***The procedure of determining the amount of expenses to make the copy of the quarterly report and the bank details of the issuer's settlement account to pay such expenses are published by the issuer at the web site in the Internet at:*** **http://www.vt.ru/?id=217**

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	[signature] (signature)	S.V. Omelchenko
3.2. Date " 14 " February 20 07		

Seal: Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY "ON ARBITRATION COURT'S FILING A PETITION IN BANKRUPTCY AND/OR FILING FOR A PETITION FOR ONE OF BANKRUPTCY PROCEEDINGS IN REGARD TO THE JOINT STOCK COMPANY AND/OR ITS SUBSIDIARY AND ASSOCIATED COMPANIES"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*The Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The communication's content
2.1. Full brand name of the entity in regard to which one of bankruptcy proceedings was filed: ***Closed Joint Stock Company "Nizhny Novgorod radio telephone"***
2.2. Location of the entity in regard to which one of bankruptcy proceedings was filed: ***603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
2.3. Name of arbitration court which passed the judicial act: ***Arbitration Court of Nizhny Novgorod oblast***
2.4. Date of passing the judicial act: ***February 26, 2007.***
2.5. Name of filed bankruptcy proceedings: ***Receivership***
2.6. Number of case of filing for a petition for bankruptcy proceedings: ***№ A 43 – 15562/2006, 24 - 181***
2.7. Surname, name and patronymic name of approved bankruptcy commissioner: ***Noskov Anatolyi Petrovich***
2.8. Address to send correspondence to approved bankruptcy commissioner: ***606446, Bor town, Slavyanskaya street, 39***

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	(signature)	S.V. Omelchenko
3.2. Date " 28 " February 20 07	L.S.	

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1283-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY "ON LIQUIDATION OF BUSINESS ENTITY BEING SUBSIDIARY AND/OR ASSOCIATED WITH RESPECT TO THE JOINT-STOCK COMPANY"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru/?id=1692*

2. The communication's content
2.1. Full brand name of associated business entity: ***Closed Joint Stock Company "Chery Page"*** **2.2** Participation share of the joint-stock company in the charter capital of associated company: ***50%*** **2.3.** The share of associated company's common stock belonging to the joint-stock company: ***50%*** **2.4.** Grounds for liquidation of associated company: ***Certificate of making entry into Common State Register of Legal Entities about state registration of legal entity due to its liquidation.***

3. Signature	
3.1. Acting General Director of OJSC "VolgaTelecom"	____________ M.V. Dyakonov (signature)
3.2. Date " 30 " January 20 07	LS

1253-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY "INCLUSION OF THE JOINT STOCK COMPANY'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE INSTITUTOR AT THE SECURITIES MARKET AND EXCLUSION OF THE JOINT STOCK COMPANY'S SECURITIES FROM THE SPECIFIED LIST"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=1692
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to Russia's FSFM Herald"*

2. The communication's content

2.1. Full brand name of the trade institutor at the securities market:
Open Joint Stock Company "Stock exchange "Russian Trading System"

2.2. Kind, category, type of the joint stock company's securities which were included into the list of securities allowed for bidding by the trade institutor at the securities market:
- ***Inconvertible interest bearing certified bearer bonds of BT-2 series,***
- ***Inconvertible interest bearing certified bearer bonds of BT-3 series,***
- ***Inconvertible interest bearing certified bearer bonds of BT-4 series***

2.3. In case if the joint stock company's securities are allowed for bidding at stock exchange – the name of the quotation list into which the joint stock company's securities are included:
Securities allowed for circulation but not included into quotation lists (non-listed stock)

2.4. In case if the joint stock company's securities were allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance:
Securities were allowed for bidding without passing through the listing procedure

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	(signature)	S.V. Omelchenko
3.2. Date " 09 " January 20 07	LS.	

1283-2(1)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY "INCLUSION OF THE JOINT STOCK COMPANY'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE INSTITUTOR AT THE SECURITIES MARKET AND EXCLUSION OF THE JOINT STOCK COMPANY'S SECURITIES FROM THE SPECIFIED LIST"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to Russia's FSFM Herald"*

2. The communication's content

2.1. Full brand name of the trade institutor at the securities market:
Non-commercial partnership "Stock exchange "Russian Trading System"

2.2. Kind, category, type of the joint stock company's securities which were **excluded** from the list of securities allowed for bidding by the trade institutor at the securities market:

- ***Inconvertible interest bearing certified bearer bonds of BT-2 series,***
- ***Inconvertible interest bearing certified bearer bonds of BT-3 series,***
- ***Inconvertible interest bearing certified bearer bonds of BT-4 series***

2.3. In case if the joint stock company's securities are allowed for bidding at stock exchange – the name of the quotation list from which the joint stock company's securities are excluded:
Securities allowed for circulation but not included into quotation lists (non-listed stock)

2.4. In case if the joint stock company's securities were allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance:
Securities were allowed for bidding without passing through the listing procedure

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	(signature)	S.V. Omelchenko
3.2. Date " 09 " January 20 07	LS	

1253-2(6)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY "INCLUSION OF THE JOINT STOCK COMPANY'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE INSTITUTOR AT THE SECURITIES MARKET AND EXCLUSION OF THE JOINT STOCK COMPANY'S SECURITIES FROM THE SPECIFIED LIST"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to Russia's FSFM Herald"*

2. The communication's content

2.1. Full brand name of the trade institutor at the securities market:
Non-commercial partnership "Stock exchange "Russian Trading System"

2.2. Kind, category, type of the joint stock company's securities which were **excluded** from the list of securities allowed for bidding by the trade institutor at the securities market:
- ***ordinary registered paperless shares;***
- ***preferred registered paperless type A shares***

2.3. In case if the joint stock company's securities are allowed for bidding at stock exchange – the name of the quotation list from which the joint stock company's securities are excluded:
Quotation list "A" of the second level

2.4. In case if the joint stock company's securities were allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance:
The securities passed through the listing procedure

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	(signature)	S.V. Omelchenko
3.2. Date " 09 " January 2007	LS	

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород

12§3-2(б)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY

"RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

2. The communication's content

2.1. The date of the joint-stock company Board of directors' session holding when the appropriate resolution was passed: *22.12.2006.*

2.2. The date of making up and the number of the minutes of the joint-stock company Board of directors' session when the appropriate resolution was passed: *25.12.2006, № 14*

2.3. The content of the resolution passed by the joint-stock company's Board of directors on issue № 5

"On changing the structure of OJSC "VolgaTelecom" Management board:

1. To terminate early the authorities of OJSC "VolgaTelecom" Management board members:

Mrs. Kormilitsyna L.A. and Mrs. Ganeeva A.A.

2. Since 22.12.2006 to set the quantitative structure of the Company's Management board to consist of 9 persons.

3. To appoint Mr. Ulyanov Vladimir Vasilievich – deputy to the General Director of the joint-stock company for OJSC "VolgaTelecom" security – a member of OJSC "VolgaTelecom" Management board.

2.4. Surname, name and patronymic name of the appropriate person:
Ulyanov Vladimir Vasilievich

Participation share of this person in the charter capital of the joint-stock company:
none

The share of ordinary stocks of the joint-stock company that belongs to this person:
none

Participation share of this person in the charter capital of the joint-stock company's subsidiary and associated companies:
none

The share of ordinary stocks of the joint-stock company's subsidiary and/or associated companies that belongs to this person:
none

The share of ordinary stocks of the joint-stock company and/or of its subsidiary and associated companies which may be acquired by this person as a result of exercising the rights of the issuer's and/or its subsidiary and associated companies' options provided to this person:
The companies have no options

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	(signature)	S.V. Omelchenko
3.2. Date " 25 " December 20 06	L.S.	

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород ВолгаТелеком

1283-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY "INCLUSION OF THE JOINT STOCK COMPANY'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE INSTITUTOR AT THE SECURITIES MARKET AND EXCLUSION OF THE ISSUER'S SECURITIES FROM THE SAID LIST"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

2. The communication's content

2.1. Full brand name of the trade institutor at the securities market:
Closed Joint Stock Company "Stock Exchange MICEX"

2.2. Kind, category, type of the joint-stock company's securities that are included into the list of securities allowed for bidding by the trade institutor at the securities market:

Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage

2.3. In case if the joint-stock company's securities are (were) allowed for bidding at stock exchange – the name of the quotation list into which the joint-stock company's securities are included:
Non-listed stock

2.4. In case if the joint-stock company's securities are allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance:
The securities are allowed for bidding without passing through the listing procedure.

3. Signature		
3.1. **OJSC "VolgaTelecom" General Director**	(signature)	**S.V. Omelchenko**
3.2. Date " 05 " December 2006	L.S.	

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

1283-2(b)

Communication on material fact
"Data on accrued and/or paid revenues on the issuer's securities"
"Data on the time of the issuer's performance of obligations to securities owners"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*The Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332

2. The communication's content
2.1. . Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (hereinafter – Bonds)***
2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 46 – 00137 – A, June 06, 2006.***
2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Service for Financial Markets***
2.4. The issuer's management body that adopted the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC "VolgaTelecom" Board of directors (minutes № 29 of 28.04.2006). The interest rate of the second coupon is set by OJSC "VolgaTelecom" General Director to be equal to the interest rate of the first coupon and amounts to 7,99% p.p.a. (Order № 422 of September 12, 2006).***
2.5. The date of adopting the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***September 12, 2006***
2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was adopted: ***Order № 422 of September 12, 2006***
2.7. The content of the issuer's obligation, the obligation's size in money terms: ***payment of BT-4 series Bonds interest (coupon) yield on the 2-nd coupon in the amount of 59 760 000 rubles***
2.8. Total amount of interest and/or other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series): ***the yield on the 2-nd coupon of BT-4 series Bonds was paid to the amount of 59 760 000 rubles; 7,99% p.p.a. (19,92 rubles)***
2.9. The form of payment of revenues on the issuer's securities (money resources, other property): ***Money resources in Russian Federation currency by non-cash payment***
2.10. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***March 13, 2007.***
2.11. Total amount of interest and/or other revenue paid on the issuer's bonds of certain issue (series): ***Total coupon yield on BT-4 series Bonds to the amount of 119 520 000 rubles***
2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default): ***The obligation was performed in full.***

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for corporate development of OJSC "VolgaTelecom"	(Signature)	D.B. Kostin
3.2. Date " 13 " March 20 07	LS	

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

1253-2(б)

COMMUNICATION ON MATERIAL FACTS
"DATA ON ACCRUED AND (OR) PAID REVENUES ON THE ISSUER'S SECURITIES"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Supplement to Russia's FSFM Herald"* *"Rossiiskaya gazeta"*

1.9. Code (codes) of material fact (facts)	*0600137A03012007*

2. The communication's content
2.1. Kind, category (type), series and other identification features of securities: ***registered interest bearing paperless bonds, 5-Y series*** 2.2. State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4-37-00137-A, 25.10.2002.*** 2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal commission for securities market*** 2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors*** 2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002; minutes № 2*** 2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***July 17, 2002; minutes № 2*** 2.7. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series): ***total amount of revenue on the bonds - 4 450,00 rubles; the size of revenue per one bond - 8,90 rubles.*** 2.8. The form of payment of revenues on the issuer's securities (cash, other property): ***cash in Russian Federation currency*** 2.9. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest, face value) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***31.03.2007.*** 2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): –

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	(signature)	S.V. Omelchenko
3.2. Date " 09 " January 20 07	LS	

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *

1283-2(b)

COMMUNICATION ON MATERIAL FACTS

"DATA ON ACCRUED AND PAID REVENUES ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF THE ISSUER'S PERFORMANCE OF OBLIGATIONS TO SECURITIES HOLDERS"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Supplement to Russia's FSFM Herald"* *"Rossiiskaya gazeta"*

1.9. Code (codes) of material fact (facts)	*0600137A31122006; 0900137A31122006*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities: ***registered interest bearing paperless bonds, 3-Y series***

2.2. State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4-35-00137-A, 25.10.2002.***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal commission for securities market***

2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors***

2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002; minutes № 2***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***July 17, 2002; minutes № 2***

2.7. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
total amount of revenue on the bonds - 3 914,82 rubles;
the size of revenue on average per one bond - 7,83 rubles.

2.8. The form of payment of revenues on the issuer's securities (cash, other property): ***cash in Russian Federation currency***

2.9. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest, face value) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***31.12.2006.***

2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): ***3 914,82 rubles.***

2.11. Content of the issuer's obligations:
- gaining access to telephone network if technical capability is available;
- receiving the bond's face value from the issuer when the bond is retired;
- getting cash revenue in the size of 0,1% per year of the bond's face value when it is retired for the period from the date of the bonds placement by the issuer to the date of filing the application for the bond's retirement
For monetary obligation or other obligation that may be expressed in money terms – also the amount of such obligation in money terms: ***1 003 914,82 rubles.***

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default): ***the obligation was performed***

3. Signature

3.1. OJSC "VolgaTelecom" General Director	(signature)	S.V. Omelchenko
3.2. Date " 09 " January 20 07	LS	

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *

1283-2(б)

Communication on material fact
"Data on accrued and (or) paid revenues on the issuer's securities"

"Data on the time of the issuer's performance of obligations to securities owners"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A05122006; 0900137A05122006*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – Bonds).

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 44 – 00137 – A, November 10, 2005.***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Service for Financial Markets***

2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds:
The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC "VolgaTelecom" Board of directors (minutes № 8 of 03.10.2005).
The interest rate of the first coupon is set by OJSC "VolgaTelecom" General Director at 8,20% p.p.a. (Order № 459 of December 06, 2005).

2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***December 06, 2005***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***Order № 459 of December 06, 2005***

2.7. The content of the issuer's obligation, the obligation's size in money terms: ***payment of BT-2 series Bonds interest (coupon) yield in the amount of 122 670 000 rubles***

2.8. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
the yield on the 2 coupon of BT-2 series Bonds was paid
in the amount of 122 670 000 rubles;
8,20 % p.p.a. (40,89 rubles)

2.9. The form of payment of revenues on the issuer's securities (money resources, other property):
Money resources in Russian Federation currency

2.10. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date:
December 05, 2006.

2.11. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series):
Total coupon yield on BT-2 series Bonds in the amount of 245 340 000 rubles

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
The obligation was performed in full.

3. Signature

3.1. **OJSC "VolgaTelecom" General Director**	(signature)	**S.V. Omelchenko**
3.2. Date " 05 " December 20 06	L.S.	

Открытое акционерное общество ВолгаТелеком г. Нижний Новгород

1283-2(6)

Communication on material fact
"Data on accrued and (or) paid revenues on the issuer's securities"

"Data on the time of the issuer's performance of obligations to securities owners"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A05122006;* *0900137A05122006*

2. The communication's content
2.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – Bonds).***
2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 45 – 00137 – A, November 10, 2005.***
2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Service for Financial Markets***
2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC "VolgaTelecom" Board of directors (minutes № 8 of 03.10.2005).*** ***The interest rate of the first coupon is set by OJSC "VolgaTelecom" General Director at 8,50% p.p.a. (Order № 460 of December 06, 2005).***
2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***December 06, 2005***
2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***Order № 460 of December 06, 2005***
2.7. The content of the issuer's obligation, the obligation's size in money terms: ***payment of coupon (interest) yield for the 2 coupon of BT-3 series Bonds:*** ***97 474 000 rubles – accrued yield,*** ***97 473 780 rubles – paid yield (net of individual income tax),*** ***220 rubles – individual income tax is transferred by the issuer to the budget.***
2.8. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series): ***the yield on the 2 coupon of BT-3 series Bonds was paid:*** ***97 474 000 rubles – accrued yield, 8,50% p.p.a. (42,38 rubles),*** ***97 473 780 rubles – paid yield (net of individual income tax),*** ***220 rubles – individual income tax is transferred by the issuer to the budget.***
2.9. The form of payment of revenues on the issuer's securities (money resources, other property): ***Money resources in Russian Federation currency***
2.10. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***December 05, 2006.***
2.11. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): ***BT-3 series Bonds total coupon yield:*** ***194 948 000 rubles – accrued yield,*** ***194 947 780 rubles – paid yield (net of individual income tax),*** ***220 rubles – individual income tax is transferred by the issuer to the budget.***
2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default): ***The obligation was performed in full.***

3. Signature		
3.1. **OJSC "VolgaTelecom" General Director**	(signature)	**S.V. Omelchenko**
3.2. Date " 05 " December 20 06		

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *
ВолгаТелеком
LS

1283-2(б)

Communication on material fact
"Data on accrued and (or) paid revenues on the issuer's securities"

"Data on the time of the issuer's performance of obligations to securities owners"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A12122006; 0900137A12122006*

2. The communication's content
2.1. Kind, category (type), series and other identification features of securities: *Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (hereinafter – Bonds).*
2.2 State registration number of the securities issue (of additional issue), the date of state registration: *№ 4 – 46 – 00137 – A, June 06, 2006.*
2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): *Russia's Federal Service for Financial Markets*
2.4. The issuer's management body that adopted the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: *The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC "VolgaTelecom" Board of directors (minutes № 29 of 28.04.2006).* *The interest rate of the first coupon is set by OJSC "VolgaTelecom" General Director at 7,99% p.p.a. (Order № 422 of September 12, 2006).*
2.5. The date of adopting the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: *September 12, 2006*
2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was adopted: *Order № 422 of September 12, 2006*
2.7. The content of the issuer's obligation, the obligation's size in money terms: *payment of BT-4 series Bonds interest (coupon) yield on the 1-st coupon in the amount of 59 760 000 rubles*
2.8. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series): *the yield on the 1-st coupon of BT-4 series Bonds was paid* *in the amount of 59 760 000 rubles;* *7,99% p.p.a. (19,92 rubles)*
2.9. The form of payment of revenues on the issuer's securities (money resources, other property): *Money resources in Russian Federation currency by non-cash payment*
2.10. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: *December 12, 2006.*
2.11. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): *Total coupon yield on BT-4 series Bonds in the amount of 59 760 000 rubles*
2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default): *The obligation was performed in full.*

3. Signature		
3.1. First deputy to OJSC "VolgaTelecom" General Director for economics and finances	(signature)	D.V. Pozdnyakov
3.2. Date " 12 " December 20 06		

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород
ВолгаТелеком

1283-2(6)

Communication on material facts
"Data on accrued and paid yield on the issuer's securities"

"Data on the date of performance of the issuer's obligations to securities owners"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Supplement to "Russia's FSFM Herald"* *"Rossiiskaya gazeta"*

1.9. Code (codes) of material fact (facts)	*0600137A14122005; 0900137A14122005*

2. The communication's content
2.1. Kind, category (type), series and other identification features of securities: ***- Ordinary, registered, paperless shares;*** ***- Preferred, registered, paperless shares of A type.*** 2.2. State registration number of the securities issue, state registration date: ***- Ordinary shares - № 1-01-00137-A of November 14, 2003;*** ***- Preferred shares - № 2-01-00137-A of November 14, 2003.*** 2.3. The name of the registration body that conducted the state registration of the securities issue: ***Federal Commission for Securities Market of Russian Federation*** 2.4. The issuer's management body that passed the resolution on payment (declaration) of dividends on the issuer's shares: ***Annual general meeting of shareholders of OJSC "VolgaTelecom"*** 2.5. The date of passing the resolution on payment (declaration) of dividends on the issuer's shares: ***June 26, 2006.*** 2.6. The date of making up the minutes of the meeting of the issuer's authorized management body when the resolution was passed on payment (declaration) of dividends on the issuer's shares: ***June 27, 2006, minutes № 6*** 2.7. The content of the issuer's obligation, the amount of the obligation in money terms: ***Payment of dividends*** ***- on ordinary registered paperless shares in the amount of 362 657 563 rubles*** ***- on preferred registered paperless shares of A type in the amount of 226 134 844 rubles*** 2.8. Total amount of dividends accrued on the issuer's shares of certain category (type) and the size of dividend accrued on one share of certain category (type): ***- on ordinary shares – 362 657 563 rubles; 1,4744 rubles;*** ***- on preferred shares of A type – 226 134 844 rubles; 2,7583 rubles.*** 2.9. The form of yield payment on the issuer's securities: ***cash assets.*** 2.10. The date when the obligation of payment of yield on the issuer's securities (dividends on shares) should be performed, and in case if the obligation of payment of yield on securities should be performed by the issuer during a certain time (time period) - the end date of this period: ***- on ordinary shares – December 14, 2006,*** ***- on preferred shares of A type – December 14, 2006.*** 2.11. Total amount of dividends paid on the issuer's shares of certain category (type): ***- on ordinary shares – 358 969 628 rubles,*** ***- on preferred shares of A type – 219 954 252 rubles.*** 2.12. The fact of the obligation performance or the issuer's non-performance of the obligation (default): ***The obligation is performed not in full.*** 2.13. The reasons of the obligation non-performance: ***- Non-appearance of shareholders to the issuer's office to receive the dividends in cash;***

- ***Wrong /incomplete/ outdated information about the requisites of the bank accounts of the shareholders;*** - ***Wrong /incomplete/ outdated information about the mail addresses of the shareholders.*** 2.14. The amount of the obligation in money terms in which it is not performed: ***3 687 935 rubles – on ordinary shares*** ***6 180 592 rubles – on preferred shares.***

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	(signature)	S.V. Omelchenko
3.2. Date " 14 " December 20 06	LS	

1283-2(6)

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: March 14, 2007.

The issuer's code: 00137-A

Deputy to the General Director of the joint-stock company for corporate development

Kostin D.B.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *

ВолгаТелеком

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*04.10.2006*	*14.03.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Association Kanal TV"	*454126, Chelyabinsk city, Vitebskaya street, 4*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*03.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*13.10.2006*	*14.03.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "Joint-stock Commercial Industrial Bank of Communications Facilities and Informatics Development "Pochtobank"	*614096, Perm city, Lenin street, 68*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*30.04.1998*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of

			affiliated persons/entities
3.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*29.12.2006*	*14.03.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Parma Paging"	*Komi Republic, Syktyvkar town, Kommunisticheskaya street, 31*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*16.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
4.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs*	*05.12.2006*	*14.03.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company Saint-Petersburg information Company" ("SPiC")	*Russia, Saint-Petersburg*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*05.12.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
5.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs*	*18.12.2006*	*14.03.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "ATC-41"	*665708, Irkutsk oblast, Bratsk town, Pionerskaya street, 11"A", building 1*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*18.12.2006*	---	---

1283-2(б)

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: March 12, 2007.

The issuer's code: 00137-A

Deputy to the General Director of the joint-stock company for corporate development
Kostin D.B.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Change of affiliated entity location*	*11.12.2006*	*12.03.2007*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The share of ordinary stock of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "Ulyanovsk-GSM"	*432980, Ulyanovsk city, L.Tolstoy street, 60*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Ulyanovsk-GSM"	*432063, Ulyanovsk city, Goncharov street, 52*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*	*01.12.2002*	---	---

1283-2(6)

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: January 30, 2007.

The issuer's code: 00137-A

Acting General Director
Dyakonov M.V.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be the Company's affiliated person/entity due to its liquidation.*	*25.01.2007*	*30.01.2007*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The share of ordinary stock of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "Chery Page"	*428018, Cheboksary town, K.Ivanov street, 83*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

1283-2(b)

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: December 25, 2006.

The issuer's code: 00137-A

General Director
S.V. Omelchenko

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *
ВолгаТелеком

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The person ceased to be the Company's affiliated person due to the change of the Management board structure basing on the decision of the Board of directors*	*22.12.2006*	*25.12.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The share of ordinary stocks of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Ganeeva Alla Albertovna	*Moscow*	*The person is a member of collegial executive body of the joint-stock company*	*31.07.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The share of ordinary stocks of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Kormilitsyna Lyudmila Alexeevna	*Moscow*	*The person is a member of collegial executive body of the joint-stock company*	*31.07.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*The person is the Company's affiliated person due to the change of the Management board structure basing on the decision of the Board of directors*	*22.12.2006*	*25.12.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name	Location of an entity or place of residence of a	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground	Participation share of affiliated person/entity in the charter	The share of ordinary stocks of the joint-stock company that

1283-2(b)

CHANGES INTRODUCED TO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

On the date: December 4, 2006.

The issuer's code: 00137-A

General Director
Omelchenko S.V.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*11.06.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "RusLeasingSvyaz"	*119991, GSP-1, Moscow, 2-d Spasonalivkovskyi pereulok, 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*29.05.1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*30.09.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Informteck"	*98600, Ukraine, Autonomous republic of Crimea, Yalta town, Sokhan str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*05.11.1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
3.	*The entity is an affiliated entity due to joining a group of entities to which the Company belongs*	*19.09.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Parma-Inform"	*167982, Russia, Komi Republic, Syktyvkar town, Internatsionalnaya str., 160*	*The entity belongs to the group of entities to which the joint stock company belongs*	*19.09.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
4.	*The change of location of the affiliated entity*	*30.09.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telephonnaya kompaniya – Ural"	*620134, Ekaterinburg city, Druzhininskaya str., 48 a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*31.03.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telephonnaya kompaniya – Ural"	*620090, Ekaterinburg city, Tekhicheskaya str., 18 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*31.03.2005*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Yeniseitelecom"	*660017, Krasnoyarsk city, Mira avenue, 102*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.11.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Yeniseitelecom"	*660020, Krasnoyarsk city, Kachinskaya str., 20*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.11.2002*	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Open Joint Stock Company "Regional information networks"	*630102, Novosibirsk city, Kirov str., 86, room 304 a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*29.12.2000*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "Regional information networks"	*630099, Novosibirsk city, Trudovaya str., 1*	*The entity belongs to the group of entities to which the joint stock company belongs*	*29.12.2000*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
5.	*Update of ZIP code of the location of affiliated entity*	*30.09.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Permtelecom"	*614000, Perm city, Podlesnaya str., 45*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Permtelecom"	*614097, Perm city, Podlesnaya str., 45*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of October 9, 2006.

The issuer's code: 00137-A

Acting General Director of OJSC "VolgaTelecom"
M.V. Dyakonov

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be the company's affiliated person/entity due to its liquidation.*	*06.10.2006*	*09.10.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "TeleSvyazInform"	*430000, Saransk town, Bolshevistskaya str., 13*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

1283-2(b)

THE LIST OF AFFILIATED PERSONS AND ENTITIES
OF OPEN JOINT STOCK COMPANY
"VOLGATELECOM"

The issuer's code: 0 0 1 3 7 – A

As of 3 1 1 2 2 0 0 6

The issuer's location: **Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi**

The information contained in this list of affiliated persons and entities is subject to disclosure in accordance with legislation of Russian Federation on securities

The address of the web site in the Internet: http://www.vt.ru

General Director	(signature)	S.V. Omelchenko
Date "12" January 2007	LS	

Открытое акционерное общество "ВолгаТелеком" * г.Нижний Новгород * ВолгаТелеком

The issuer's codes	
TIN	5260901817
NRN	1025203014781

I. The structure of affiliated persons and entities as of 31 12 2006

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
1.	2.	3.	4.	5.	6.	7.
1.	***Omelchenko Sergey Valerievich***	***Nizhny Novgorod city***	***The person exercises the authority of the single executive body of the joint-stock company*** ***The person is a member of the collegiate executive body of the joint-stock company*** ***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.04.2005*** ***31.07.2006*** ***26.06.2006***	---	---
2.	***Andreev Vladimir Alexandrovich***	***Samara city***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---

3.	***Bulancha Sergey Anatolievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
4.	***Grigorieva Alla Borisovna***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	***0,00061%***	---
5.	***Degtyarev Valeryi Victorovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
6.	***Enin Evgenyi Petrovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
7.	***Kuznetsov Sergey Ivanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
8.	***Morozov Andrey Vladimirovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
9.	***Savchenko Victor Dmitrievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
10.	***Fedorov Oleg Romanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
11.	***Chernogorodskyi Sergey Valerievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
12.	***Astakhova Svetlana Leonidovna***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***31.07.2006***	---	---
13.	***Dyakonov Mikhail***	***Nizhny Novgorod city***	***The person is a member of***			

	Vasilievich		*the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---
14.	*Ershov Oleg Vladimirovich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*		
15.	*Ketkov Alexander Yulievich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*		
16.	*Petrov Mikhail Victorovich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---
17.	*Pozdnyakov Denis Vyacheslavovich*	*Saint-Petersburg*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---
18.	*Popkov Nikolai Ivanovich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---
19.	*Ulyanov Vladimir Vasilievich*	*Nizhny Novgorod oblast, Vyksa town*	*The person is a member of the collegiate executive body of the joint-stock company*	*22.12.2006*	---	---
20.	*Open Joint Stock Company "Investment communication company"*	*Moscow, Pluyshchikha str., 55, building 2*	*The entity is entitled to dispose of more than 20% of the Company's voting shares* *The entity belongs to the same group of entities to which the joint-stock company belongs*	*10.10.1995*	*38,003539%*	*50,670388%*
21.	*Closed Joint Stock Company "Commercial bank "C – Bank"*	*426057, Izhevsk city, Lenin str., 6*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the*	*01.12.2002*	*0,001439%*	*0,001919%*

			charter (reserve) capital of this entity			
22.	***Closed Joint Stock Company "Narodnyi telephone Saratov"***	***410600, Saratov city, Kiselev str., 40***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
23.	***Closed Joint Stock Company "Nizhegorodskaya sotovaya svyaz"***	***603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***30.03.1995***	---	---
24.	***Closed Joint Stock Company "Nizhegorodskyi radiophone"***	***603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***26.08.1999***	---	---
25.	***Closed Joint Stock Company "Nizhegorodteleservice"***	***603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***26.02.1997***	---	---
26.	***Closed Joint Stock Company "Orenburg – GSM"***	***460000, Orenburg city, Volodarsky str., 11***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---

27.	*Closed Joint Stock Company "Penza Mobile"*	*RF, 440606, Penza city, Kuprin str., 1/3*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
28.	*Closed Joint Stock Company "Samara – Telecom"*	*443001, Samara city, Polevaya str., 43*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
29.	*Closed Joint Stock Company "Saratov – Mobile"*	*RF, 410012, Saratov city, Kiselev str., 40*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
30.	*Closed Joint Stock Company "Transsviyaz"*	*603035, Nizhny Novgorod city, Chaadaev str., 2*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*03.06.1997*	---	---
31.	*Closed Joint Stock Company "Ulyanovsk – GSM"*	*432980, Ulyanovsk city, L.Tolstoy str., 60*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
32.	*Closed Joint Stock Company "Chuvashiya Mobile"*	*RF, Chuvash Republic, 428018, Cheboksary town, K.Ivanov str., 83*	*The joint-stock company is entitled to dispose of more than 20% of the total*	*01.12.2002*	---	---

			number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity			
33.	***Closed Joint Stock Company "Chery Page"***	***428018, Cheboksary town, K.Ivanov str., 83***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
34.	***Limited Liability Company "Agrofirm "REANTA"***	***424000, Yoshkar-Ola town, Chavaina blvd., 11 a***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
35.	***Limited Liability Company "VYATKASVYAZSERVICE"***	***610000, Russia, Kirov city, Drelevsky str., 43/1***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
36.	***Open Joint Stock Company "Informational commercial networks "OMRIX"***	***460018, Orenburg city, Tereshkova str., 10***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
37.	***Open Joint Stock Company "TATINCOM – T"***	***420140, The Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the***	***13.10.2003***	---	---

			charter (reserve) capital of this entity			
38.	*Closed Joint Stock Company "Erickson svyaz"*	*603009, Nizhny Novgorod city, Gagarin avenue 37*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*25.05.1998*	---	---
39.	*Closed Joint Stock Company "Digital telecommunications"*	*428031, Cheboksary town, Shumilov str., 20*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
40.	*Closed Joint Stock Company "RTCOM"*	*430031, Saransk town, Kosarev str., 15*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks making up the charter capital of this entity*	*09.03.2005*	---	---
41.	*Limited Liability Company "Nizhegorodskyi Teleservice"*	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*13.07.2005*	---	---
42.	*Open Joint Stock Company of DLD&ILD "Rostelecom"*	*RF, 191002, Saint Petersburg, Dostoevsky str., 15*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.05.1997*	---	---
43.	*Open Joint Stock Company "Central Telecommunication Company"*	*141400, Moscow's oblast, Khimki town, Proletarskaya str., 23*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
44.	*Open Joint Stock Company*	*191186, St.Petersburg,*	*The entity belongs to the*			

	"North - Western Telecom"	*Gorokhovaya str., 14/26*	*group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
45.	*Open Joint Stock Company "Southern Telecommunication Company"*	*350000, Krasnodar city, Karasunskaya str., 66*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
46.	*Open Joint Stock Company "Uralsvyazinform"*	*620014, Russia, Yekaterinburg city, Moskovskaya str., 11*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
47.	*Open Joint Stock Company "SibirTelecom"*	*630099, Novosibirsk city, M.Gorky str., 53*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
48.	*Open Joint Stock Company "Dalnevostochnaya Communication Company" ("Dalsvyaz")*	*690950, Vladivostok city, Svetlanskaya str., 57*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
49.	*Open Joint Stock Company of communication and informatics of the Republic of Dagestan*	*367000, Makhachkala town, Rasul Gamzatov avenue, 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
50.	*Closed Joint Stock Company "Mobile telecommunications"*	*119121, RF, Moscow, Pluyshchikha str.,55, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*15.09.1998*	---	---
51.	*Open Joint Stock Company "Central Telegraph"*	*125375, RF, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.05.1997*	---	---
52.	*Open Joint Stock Company "Giprosvyaz"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.05.1997*	---	---
53.	*Limited Liability Company Private security business "Rostelecom-bezopasnost"*	*127486, Moscow, Deguninskaya str., 2, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*29.07.2002*	---	---
54.	*Closed Joint Stock Company "Startcom"*	*117909, Moscow, GSP-1, 2-nd Spasonalivkovskyi*	*The entity belongs to the group of entities to which*	*20.08.1998*	---	---

		pereulok, 6	*the joint-stock company belongs*			
55.	*Closed joint Stock Company "FK-Svyaz"*	*109316, Moscow, Volgògradskyi avenue 14*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*15.07.1998*	*0,000974%*	*0,001299%*
56.	*Open Joint Stock Company "Kostromskaya city's telephone network"*	*156026, Kostroma town, Gagarin str., 6*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	*0,000305%*	*0,000407%*
57.	*Open Joint Stock Company "Moskovskaya city's telephone network"*	*103051, Moscow, Petrovskyi blvd., 12, building 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
58.	*Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars"*	*129278, Moscow, Pavel Korchagin str., 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
59.	*Subsidiary closed joint stock company "Armavirskyi plant of communication"*	*352903, Krasnodar Territory, Armavir town, Urupskaya str., 1-a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*11.03.1999*	---	---
60.	*Closed Joint Stock Company "Joint stock commercial industrial bank of communication facilities and informatics development "Pochtobank"*	*614096, Perm city, Lenin str., 68*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.04.1998*	---	---
61.	*Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"*	*656049, Barnaul town, Internatsionalnaya str.,74*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
62.	*Closed Joint Stock Company "Altel"*	*656099, Barnaul town, Lenin avenue, 54 B*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
63.	*Closed Joint Stock Company "Baikalvestcom"*	*664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---

64.	*Closed Joint Stock Company "Vestelcom"*	*127018, Moscow, Sushchevskyi val str., 26*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.2002*	---	---
65.	*Closed Joint Stock Company "Vladimir – Teleservice"*	*600017, Vladimir city, Gorokhovaya str., 20*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
66.	*Closed Joint Stock Company "Globalstar Space telecommunications"*	*147427, Moscow, Dubovaya Roshcha str., 25, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*20.09.1996*	---	---
67.	*Closed Joint Stock Company "Yeniseitelecom"*	*660020, Krasnoyarsk city, Kachinskaya str., 20*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
68.	*Closed Joint Stock Company "SteC GSM"*	*650099, Kemerovo city, Sovetskyi avenue, 61*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
69.	*Limited Liability Company "Novgorod Datacom"*	*173526, Velikiy Novgorod town, Pankovka, Industrialnaya str., 22*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*15.06.2005*	---	---
70.	*Limited Liability Company "Permtelecom"*	*614000, Perm city, Podlesnaya str., 45*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
71.	*Closed Joint Stock Company "Region-set"*	*630099, Novosibirsk city, Dobrolyubov str., 12*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*29.12.2000*	---	---
72.	*Closed Joint Stock Company "Rostelegraph"*	*103375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
73.	*Closed Joint Stock Company "RTK-Center"*	*107078, Moscow, Kalanchevskaya str., 15 a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*14.05.1997*	---	---

74.	*Open Joint Stock Company "NGTS-Page"*	*630078, Novosibirsk city, Vystavochnaya str., 15/3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*29.12.2000*	---	---
75.	*Open Joint Stock Company "Regional information networks"*	*630099, Novosibirsk city, Trudovaya str., 1*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*29.12.2000*	---	---
76.	*Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov*	*355035, Stavropol city, October Revolution avenue, 10/12*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
77.	*Closed Joint Stock Company "Telecom" of Ryazan oblast*	*390006, Ryazan town, Svobody str., 36*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
78.	*Closed Joint Stock Company "AMT"*	*191186, Saint-Petersburg, B.Morskaya str., 24, room 235*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.12.2001*	---	---
79.	*Limited Liability Company "Bona"*	*163061, Arkhangelsk town, Troitskyi avenue 45*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*21.11.2001*	---	---
80.	*Limited Liability Company "Vladimirskyi payphone"*	*620014, Vladimir town, Stroiteley avenue, 32 a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
81.	*Limited Liability Company "MobilCom"*	*600017, Vladimir town, Mira str., 17*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
82.	*Closed Joint Stock Company "Teleport Ivanovo"*	*153032, Ivanovo town, Tashkentskaya str., 90*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*27.06.2005*	---	---
83.	*Limited Liability Company "Telecom-Stroi"*	*153017, Ivanovo town, 2-nd Minskyi pereulok, 6*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---

84.	*Limited Liability Company "Telecom-Terminal"*	*153000, Ivanovo town, Lenin avenue, 13*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
85.	*Limited Liability Company "Ural Inform TV"*	*614060, Perm city, Krupskaya str., 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
86.	*Limited Liability Company "Factorial-99"*	*344082, Rostov-on-Don city, Bratskyi pereulok, 47*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*06.11.1997*	---	---
87.	*Non-commercial partnership "Center of investigation of telecommunications development problems"*	*119121, Moscow, Pluyshchikha str., 55, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*2002*	---	---
88.	*Limited Liability Company "Artelecom-service"*	*163071, Arkhangelsk town , Priorov proezd, 4*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*21.11.2001*	---	---
89.	*Limited Liability Company "Svyaz-Service-Irga"*	*390046, RF, Ryazan town, Esenin str., 21*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
90.	*Limited Liability Company Private security business "Zashchita"*	*400005, Volgograd city, Sovetskaya str., 47/1*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*11.03.2002*	---	---
91.	*Limited Liability Company "Intmashservice"*	*400131, Volgograd city, Golubinskaya str., 8*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*23.04.1997*	---	---
92.	*Closed Joint Stock Company "Tsentel"*	*125375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.03.1998*	---	---
93.	*Closed Joint Stock Company "Open communications"*	*125375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*07.08.2000*	---	---
94.	*Closed Joint Stock Company*	*121021, Moscow, Zubovskyi*	*The entity belongs to the*			

	"Incom"	*blvd., 27/26, building 3*	*group of entities to which the joint-stock company belongs*	*28.08.2000*	---	---
95.	*Closed Joint Stock Company "Telecomcity"*	*103091, Moscow, Delegatskaya str., 5*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*03.06.1997*	---	---
96.	*Closed Joint Stock Company "Moscow's center of new telecommunication technologies"*	*121002, Moscow, Arbat str., 46*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*09.10.2002*	---	---
97.	*Limited Liability Company "Holiday hotel "Malakhit"*	*334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*28.08.2000*	---	---
98.	*Limited Liability Company "South-Giprosvyaz"*	*350062, Krasnodar city, Gagarin str., 67*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*24.12.2002*	---	---
99.	*Limited Liability Company "SvyazProektService"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*19.04.1999*	---	---
100.	*Limited Liability Company "Giprosvyaz-Consulting"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*11.03.1999*	---	---
101.	*Closed Joint Stock Company "CenterTelecom Service"*	*141400, Moscow oblast, Khimki town, Proletarskaya str., 23, room 101*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*01.04.2003*	---	---
102.	*Open Joint Stock Company "Russian telecommunications network"*	*101000, Moscow, Maroseika str., 2/15*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*02.03.2004*	---	---
103.	*Open Joint Stock Company "Joint stock company of telephone communication development "Mobiltelecom"*	*670000, Ulan-Ude town, Sukhe-Bator str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.06.2004*	--	---
104.	*Open Joint Stock Company "Health complex "Orbita"*	*352840, Krasnodar territory, Tuapse district,*	*The entity belongs to the group of entities to which*	*18.12.2000*		

		Village Olginka	*the joint-stock company belongs*			
105.	*Limited Liability Company "RSU-Telecom"*	*198095, Saint-Petersburg, Stachek blvd., 18, building 2, letter Б*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*25.11.2003*	---	---
106.	*Limited Liability Company "RPK Svyazist"*	*Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.11.2003*	---	---
107.	*Closed Joint Stock Company "IK "Svyaz"*	*Komi Republic, Syktyvkar town, Lenin str., 60*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*01.10.2004*	---	---
108.	*Limited Liability Company "Giprosvyaz-Siberia"*	*630099, Novosibirsk city, Gorky str., 53*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.01.2004*	---	---
109.	*Limited Liability Company "STC-Finance"*	*350000, Krasnodar city, Karasunskaya str., 66*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*19.03.2003*	---	---
110.	*Closed Joint Stock Company "Chita NET"*	*672090, Chita town, Tchaikovsky str., 22*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*25.08.2004*	---	---
111.	*Limited Liability Company "Parma Paging"*	*Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*16.07.2004*	---	---
112.	*Limited Liability Company "TO Aktsept"*	*350020, Krasnodar city, Kommunarov str., 235*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.09.2004*	---	---
113.	*Limited Liability Company "Twer-Telecom"*	*170000, Twer town, Novotorzhskaya str., 24*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*31.12.2004*	---	---
114.	*Limited Liability Company "NWT-Finance"*	*191186, Saint-Petersburg, Bolshaya Morskaya str., 26, office 422*	*The entity belongs to the group of entities to which the joint-stock company*	*11.10.2004*	---	---

			belongs			
115.	***Closed Joint Stock Company TRC "Photon"***	***350001, Krasnodar city, Zheleznodorozhnaya str., 30***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.10.2004***	---	---
116.	***Closed Joint Stock Company "Telephone company – Ural"***	***620090, Yekaterinburg city, Tekhnicheskaya str., 18 б***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***31.03.2005***	---	---
117.	***Limited Liability Company "Giprosvyaz – North-West"***	***197110, Saint Petersburg, Konstantinovskyi avenue, 11 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.02.2005***	---	---
118.	***Closed Joint Stock Company "Association Channel TV"***	***454126, Chelyabinsk city, Vitebskaya str., 4***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***03.06.2005***	---	---
119.	***Limited Liability Company "Wireless information technologies"***	***Yuzhno-Sakhalinsk town, Lenin str., 220***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---
120.	***Closed Joint Stock Company "Integrator. ru"***	***690950, Vladivostok city, Svetlanskaya str., 57***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---
121.	***Open Joint Stock Company "Information technologies of communication" ("Svyazintek")***	***119121, Moscow, Pluyshchikha str., 55, building 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---
122.	***Open Joint Stock Company "National payphone network"***	***119121, Moscow, Pluyshchikha str., 55, building 22***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.09.2005***	---	---
123.	***Closed Joint Stock Company "Sakhalinugol-Telecom"***	***693000, Yuzhno-Sakhalinsk town, Karl Marx str., 32***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.09.2005***	---	---
124.	***Closed Joint Stock Company "ATC"***	***170000, Twer town, Novotorzhskaya str., 22 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***21.11.2005***	---	---

125.	***Closed Joint Stock Company "Yugsvyazstroi"***	***350040, Krasnodar city, Aivazovsky str., 110/1***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***24.01.2001***	---	---
126.	***Open Joint Stock Company "A-svyaz"***	***675000, Blagoveshchensk town, Shevchenko str., 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***23.06.2006***	---	---
127.	***Closed Joint Stock Company "ATC-32"***	***664002, Irkutsk city, Mira str., 94***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***27.06.2006***	---	---
128.	***Closed Joint Stock Company "Zebra Telecom"***	***103051, Moscow, Trubnaya str., 24, building 3***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***14.06.2006***	---	---
129.	***Closed Joint Stock Company "Globus-Telecom"***	***127018, Moscow, Obraztsov str., 38***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***04.04.2006***	---	---
130.	***Limited Liability Company "Telecomcenter"***	***127550, Moscow, Dmitrovskoe shosse, 33, building 4***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***26.04.2006***	---	---
131.	***Limited Liability Company "Parma-Inform"***	***167982, Russia, Komi Republic, Syktyvkar town, Internatsionalnaya str., 160***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***19.09.2006***	---	---

II. Changes that occurred in the list of affiliated persons and entities for the period

from 0 1 | 1 0 | 2 0 0 6 **to** 3 1 | 1 2 | 2 0 0 6

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
1.	*The entity ceased to be the Company's affiliated entity due to its liquidation*	*06.10.2006*	*09.10.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "TeleSvyazInform"	*430000, Saransk town, Bolshevistskaya str., 13*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
2.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*11.06.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company	*119991, GSP-1,*	*The entity belongs to the group of entities to which the joint stock company belongs*	*29.05.1997*	---	---

"RusLeasingSvyaz"	*Moscow, 2-nd Spasonalivkovskyi pereulok, 6*				

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
3.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*30.09.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Informteck"	*98600, Ukraine, Autonomous republic of Crimea, Yalta town, Sokhan str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*05.11.1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
4.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs*	*19.09.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Parma-Inform"	*167982, Russia, Komi Republic, Syktyvkar town, Internatsionalnaya str., 160*	*The entity belongs to the group of entities to which the joint stock company belongs*	*19.09.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
5.	*Change of location of affiliated entity*	*30.09.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telephone company – Ural"	*620134, Yekaterinburg city, Druzhininskaya str., 48 a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*31.03.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telephone company – Ural"	*620090, Yekaterinburg city, Tekhnicheskaya str., 18 б*	*The entity belongs to the group of entities to which the joint stock company belongs*	*31.03.2005*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Yeniseitelecom"	*660017, Krasnoyarsk city, Mira avenue, 102*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.11.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Yeniseitelecom"	*660020, Krasnoyarsk city, Kachinskaya str., 20*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.11.2002*	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Open Joint Stock Company "Regional information networks"	*630102, Novosibirsk city, Kirov str., 86, room 304 a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*29.12.2000*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "Regional information networks"	*630099, Novosibirsk city, Trudovaya str., 1*	*The entity belongs to the group of entities to which the joint stock company belongs*	*29.12.2000*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
6.	*Update of affiliated entity's location*	*30.09.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Permtelecom"	*614000, Perm city, Podlesnaya str., 45*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Permtelecom"	*614097, Perm city, Podlesnaya str., 45*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
7.	*The person ceased to be the Company's affiliated person due to the change of the Management board structure basing on the decision of the Board of directors*	*22.12.2006*	*25.12.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Ganeeva Alla Albertovna	*Moscow*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Kormilitsyna Lyudmila Alexeevna	*Moscow*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7

---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
8.	*The person is the Company's affiliated person due to the change of the Management board structure basing on the decision of the Board of directors*	*22.12.2006*	*25.12.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
---	---	*The person is a member of the collegiate executive body of the joint-stock company*	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ulyanov Vladimir Vasilievich	Nizhny Novgorod oblast, Vyksa town	*The person is a member of the collegiate executive body of the joint-stock company*	*22.12.2006*	---	---

1283-2(b)

QUARTERLY REPORT

Open Joint Stock Company "VolgaTelecom"

The issuer's code: | 0 | 0 | 1 | 3 | 7 | - | A |

For quarter IV of 2006

The issuer's location: the Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi

The information contained in this quarterly report is subject to disclosure in accordance with Russian Federation legislation on securities

General Director	____________ signature	/S.V. Omelchenko/ Name
Date " 12 " February 2006.		
Chief accountant	____________ signature	/N.I. Popkov/ Name
Date " 12 " February 2006.	LS	

Contact person: Expert of 1-st category
Mrs. Mironova Elena Petrovna

Phone: (8312) 37 51 39
Fax: (8312) 30 67 68
E-mail: gd@vt.ru

The address of Internet web-site(s) where the information contained in this quarterly report is disclosed: http://www.vt.ru/?id=312

Table of contents

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

VII. The issuer's accounting statement and other financial information

Introduction

Full and abbreviated brand name of the issuer:
Full brand name of the issuer:
Открытое акционерное общество «ВолгаТелеком»
Full brand name of the issuer in English:
Open Joint Stock Company "VolgaTelecom"
Abbreviated brand name of the issuer: ***ОАО «ВолгаТелеком»***
Abbreviated brand name of the issuer in English: ***OJSC "VolgaTelecom"***

The issuer's location:
The Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi

The issuer's contact telephone numbers and e-mail address:
Phone: ***(831 2) 37 50 09; 37 50 00***
Fax: ***(831 2) 30 67 68***
E-mail: **gd@vt.ru**

The address of the web site in the Internet where the full text of the issuer's quarterly report is published:
http://www.vt.ru/?id=312

The grounds of creation with the issuer of obligation to disclose the information in the form of quarterly report:

- ***the issuer is a joint stock company established during privatization of state enterprise, and in accordance with privatization plan approved as established by law which plan as of the date of its approval was the prospectus of emission of the issuer's shares as the privatization plan provided for the capability of the issuer's shares carve-out to more than 500 purchasers;***
- ***the issuer has securities in circulation – the bonds for which the prospectus of securities was registered.***

"The present quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the industry in which the issuer executes its core activity and the results of the issuer's activity, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activity in the future may differ from the forecasted results for many reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report".

I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons who signed the quarterly report

1.1. Persons forming the issuer's management bodies structure

1.1.1. The issuer's collegial management body: **the Board of directors**
Personal structure of the issuer's Board of directors:
Chairman: ***Kuznetsov Sergey Ivanovich***
Year of birth: ***1953***

Member of the Board of directors:
Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Bulancha Sergey Anatolievich
Year of birth: ***1959***
Grigorieva Alla Borisovna
Year of birth: ***1967***
Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Enin Evgenyi Petrovich
Year of birth: ***1958***
Morozov Andrey Vladimirovich
Year of birth: ***1978***
Omelchenko Sergey Valerievich
Year of birth: ***1963***
Savchenko Victor Dmitrievich
Year of birth: ***1960***
Fedorov Oleg Romanovich
Year of birth: ***1968***
Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***

1.1.2. The issuer's collegial executive body: **Management board**
Personal structure of the issuer's Management board:
Chairman of the Management board: ***Omelchenko Sergey Valerievich***
Year of birth: ***1963***

Members of the Management board:
Astakhova Svetlana Leonidovna
Year of birth: ***1974***
Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Ershov Oleg Vladimirovich
Year of birth: ***1977***
Ketkov Alexander Yulievich
Year of birth: ***1972***
Petrov Mikhail Victorovich
Year of birth: ***1973***

Pozdnyakov Denis Vyacheslavovich
Year of birth: ***1976***
Popkov Nikolai Ivanovich
Year of birth: ***1973***
Ulyanov Vladimir Vasilievich
Year of birth: ***1951***

1.1.3. The issuer's single executive body: **General Director**

The person holding the post of the issuer's single executive body:

Omelchenko Sergey Valerievich
Year of birth: ***1963***

1.2 Data on the issuer's bank accounts

The data are provided in regard to at least 10 settlement and other accounts of the issuer that are considered by the issuer to be its GL accounts:

The list of accounts of OJSC "VolgaTelecom" General directorate

№	Account number	TIN	Bank	BIC	Corresponding account №	The bank's department where the account is established. Location.	Currency	Account category
	General directorate							
1	40702810142020002011	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	RUR	Expense
2	40702810442020001796	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	RUR	Receipts
3	40702810642020400003	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	RUR	Expense
4	40702978342020000276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	EUR	Current, currency
5	40702978142020200276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	EUR	Transit, currency
6	40702840742020000276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	USD	Current, currency
7	40702840542020200276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	USD	Transit, currency
8	40702840800010369714	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod city, Semashko str., 12	USD	Current, currency
9	40702810200010369713	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod city, Semashko str., 12	RUR	Expense

10	40702840100010369715	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod city, Semashko str., 12	USD	Transit, currency
11	40702810800000001352	7744001497	Joint stock bank of gas industry "GAZPROMBANK" (closed joint stock company), Branch of Joint Stock Bank "Gazprombank" (CJSC)	42202764	30101810700000000764	Branch of Joint Stock Bank "Gazprombank" (CJSC) in Nizhny Novgorod city, 603005, Piskunov str., 3/5	RUR	Expense
12	40702840224000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, 603950, GSP 78, Reshetnikovskaya str., 4	USD	Current, currency
13	40702978824000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, 603950, GSP 78, Reshetnikovskaya str., 4	EUR	Current, currency
14	40702840324000021872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, 603950, GSP 78, Reshetnikovskaya str., 4	USD	Transit, currency
15	40702978924000021872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, 603950, GSP 78, Reshetnikovskaya str., 4	EUR	Transit, currency
16	40702810924000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, 603950, GSP 78, Reshetnikovskaya str., 4	RUR	Receipts
17	40702810800000001038	7710301140	Inter-regional commercial bank of communication and informatics development (open joint stock company), (OJSC JSCB "Svyaz-Bank")	44525848	30101810900000000848	OJSC JSCB "Svyaz-Bank" 125375, Moscow, Tverskaya str., 7	RUR	Receipts-expense
18	40702810200320000097	7710301140	Inter-regional commercial bank of communication and informatics development (open joint stock company) Nizhny Novgorod regional branch	042202700	30101810900000000700	OJSC JSCB "Svyaz-Bank" Nizhny Novgorod branch, 603005 Nizhny Novgorod city, Pozharskyi str., 20	RUR	Receipts-expense
19	40702810100320100097	7710301140	Inter-regional commercial bank of communication and informatics development (open joint stock company) Nizhny Novgorod regional branch	042202700	30101810900000000700	OJSC JSCB "Svyaz-Bank" Nizhny Novgorod branch, 603005 Nizhny Novgorod city, Pozharskyi str., 20	RUR	Expense

1.3. Data on the issuer's auditor (auditors)

Information about the auditor (auditors) carrying out (carried out) independent audit of the issuer's bookkeeping and financial (accounting) statement comprising quarterly report on the basis of the contract concluded with the auditor (s):

The issuer's quarterly accounting statement is not included into quarterly report for quarter four.

Information about the auditor (auditors) approved (elected) for the audit of the issuer's annual financial (accounting) statement based on the results of the current or accomplished fiscal year:

Full brand name:
Limited Liability Company "Ernst & Young"
Abbreviated brand name: ***LLC "Ernst & Young"***
Location: ***115035, Moscow, Sadovnicheskaya Nab., 77, building 1***
TIN: ***7717025097***
Phone: ***(495) 705-97-00*** Fax: ***(495) 755-97-01***
E-mail: moscow@ru.eyi.com

Data on the auditor's license:
License number: ***№ E002138, approved by Ministry of Finance order № 223 of September 30, 2002.***
Date of issue: ***30.09.2002***
Validity term: ***till 30.09.2007***
The body that issued the license: ***Russian Federation Ministry of Finance***

Data on the auditor's affiliation to boards, assosiations or to other trade association (organizations):
LLC "Ernst & Young" participates in the activity of Advisory council for foreign investments in Russia operating under the chairmanship of LLC "Ernst & Young" and the Chairman of Russian Federation Government.

"Ernst & Young" also cooperates with Russian Union of Industrialists and Entrepreneurs, Association of Russian banks, International center for taxes and investments, Moscow International Business Association, European Business Association, American Chamber of Commerce and Business council for corporate governance at Europe emerging markets under the auspices of World Economic Forum, and also interacts with Russian legislative authorities and ministries on the issues related to business.

LLC "Ernst & Young" officers take active part in the activity of the above listed organizations. It means that the Company's experts not only have the idea of political and economic factors affecting the business of our customers, but also of the course of problems solution and persons defining this process.

"Ernst & Young" experts are the members of the following committees:

Russian Union of Industrialists and Entrepreneurs: ***Working group for taxation and currency exchange regulation; Working group for judicial reform; Working group for the problems of small and medium business development; Committee for corporate governance; working group for gas industry reform; working group for the problems of financial and securities market; Working group for power industry reform.***

American Chamber of Commerce: ***Committees: for capital markets and financial services; customs and transport; power industry; financial markets; labor relations; IT and communication; investments; leasing; property; security; taxation.***

European Business Association: ***Committees: of automakers; for corporate governance issues; for customs; for labor relations; for IT; for power industry; for property; for taxation.***

Union of German Economics: ***Committee for foreign trade; Committee for taxes and financial reporting.***

Non-commercial partnership "Institute of professional accountants of Russia": ***Executive council; Committee for international relations of the Institute of professional accountants of Russia.***

"Ernst & Young" company is also a longstanding member of *Association of Russian banks.*

Fiscal year for which the auditor carried out independent check of bookkeeping and financial (accounting) statement of the issuer:

RAS accounting statement for 2005;

consolidated financial statement drawn up in accordance with International Financial Reporting Standards (IFRS) for 2005.

The factors that may affect the independence of the auditor from the issuer: ***There are no such factors.***

The information on availability of material interest connecting the auditor (the auditor's officials) with the issuer (the issuer's officials):

Availability of the auditor's participation shares (the auditor's officials) in the issuer's charter capital: ***none.***

Provision of borrowings to the auditor (the auditor's officials) by the issuer: ***none.***

Availability of close business relations and also of kindred relations: ***none.***

Data on the issuer's officials being simultaneously the auditor's officials: ***There are no such persons.***

The procedure of the issuer's auditor election:

Availability of tender procedure related to the auditor election:

Starting since 2006 fiscal year the procedure of the auditor election is regulated by "Provision on the procedure of holding tender of electing an auditor" for mandatory check of accounting bookkeeping and financial statement of the Issuer. In 2004 and 2005 there was no such procedure.

The procedure of nominating the auditor's candidacy for the approval by the stockholders meeting:

The auditor's candidacy is preliminary approved by the Committee for Audit. Then, the auditor's candidacy is approved by the issuer's Board of directors and is included into the agenda of the annual general meeting of stockholders. The auditor is elected by voting at the annual general meeting of stockholders.

Information about the activities carried out by the auditor within special audit engagements:

The auditor carried out the activities under services contracts of audit of bookkeeping and accounting statement; of audit of correctness of preparation of IFRS reports; of audit of IFRS reports of subsidiary companies; of audit of calculations of pension liabilities.

In regard to accounting and financial statement for year 2006 the following audit procedures will be conducted:

- Of Russian accounting statement drawn up in accordance with the requirements of RF legislation,

- Of the Issuer's consolidated financial statement drawn up in accordance with the requirements of International Financial Reporting Standards.

The procedure of determination of the auditor's fee size:

The size of the fee for the auditor's services is determined by the Company's Board of directors (in accordance with Federal Law "On joint stock companies", Article 65, item 10) and is included into the contract. The size of the fee is calculated on the basis of hourly rates of the adviser's employees depending on the employees' category and time spent by the employees to render these services, the actual fee paid to the auditor for 2005 is 23 263 243 rubles.

Information about availability or lack of deferred and delayed payments for the services rendered by the auditor:

There are no deferred and delayed payments for the services rendered by the auditor.

Full brand name:

Closed Joint Stock Company "Ernst & Young Vneshaudit"

Abbreviated brand name: ***CJSC "Ernst & Young Vneshaudit"***

Location: ***115035, Moscow, Sadovnicheskaya Nab., 77, building 1***

TIN: ***7717025097***

Phone: ***(495) 705-97-00*** Fax: ***(495) 755-97-01***

E-mail: moscow@ru.eyi.com

Data on the auditor's license:

License number: ***E003246***

Date of issue: ***17.01.2003***

Validity term: ***till 17.01.2008***

The body that issued the license: ***Russian Federation Ministry of Finance***

Fiscal year for which the auditor carried out independent check of bookkeeping and financial (accounting) statement of the issuer: ***RAS accounting statement for 2003, IFRS consolidated financial statement for 2003; RAS accounting statement for 2004, IFRS consolidated financial statement for 2004.***

The factors that may affect the independence of the auditor from the issuer: ***There are no such factors.***

The information on availability of material interest connecting the auditor (the auditor's officials) with the issuer (the issuer's officials):

Availability of the auditor's participation shares (the auditor's officials) in the issuer's charter capital: ***none.***

Provision of borrowings to the auditor (the auditor's officials) by the issuer: ***none.***

Availability of close business relations and also of kindred relations: ***none.***

Data on the issuer's officials being simultaneously the auditor's officials: ***There are no such persons.***

The measures taken by the issuer and the auditor to reduce the impact of the said factors:

Due to the lack of factors that may affect the independence of the auditor from the issuer these measures were not taken.

The basic measure being taken by the issuer to prevent the occurrence of the said factors is the inclusion of provisions of independence of the auditor from the issuer into terms and conditions of audit services contract.

The procedure of the issuer's auditor election:

Availability of tender procedure related to the auditor election:

Starting since 2006 fiscal year the procedure of the auditor election is regulated by "Provision on the procedure of holding tender of electing an auditor" for mandatory check of accounting bookkeeping and financial reporting of OJSC "VolgaTelecom". In 2004 and 2005 there was no such procedure.

The procedure of nominating the auditor's candidacy for the approval by the stockholders meeting:

The auditor's candidacy is preliminary approved by the issuer's Committee for Audit. Then, the auditor's candidacy is approved by the issuer's Board of directors and is included into the agenda of the annual general meeting of stockholders. The auditor is elected by voting at the annual general meeting of stockholders.

Information about the activities carried out by the auditor within special audit engagements:

The auditor carried out the activities under services contracts of audit of bookkeeping and accounting statement; of audit of correctness of preparation of IFRS reports; of audit of reports of acquired subsidiary companies; of audit of calculations of pension liabilities.

The procedure of determination of the auditor's fee size:

The size of the fee for the auditor's services is determined by the Company's Board of directors (in accordance with Federal Law "On joint stock companies", Article 65, item 10) and is included into the contract. The size of the fee is calculated on the basis of hourly rates of the adviser's employees depending on the employees' category and time spent by the employees to render these services, the actual fee paid to the auditor for 2004 and 2003 is 11 838 894 and 12 569 567 rubles accordingly.

Information about availability or lack of deferred and delayed payments for the services rendered by the auditor:

There are no deferred and delayed payments for the services rendered by the auditor.

1.4. Data on the issuer's appraiser

In regard to the appraiser (appraisers) being involved (involved) by the issuer in the reporting quarter:

During the reporting quarter the issuer did not involve the appraiser

- to determine the market price of securities being placed and of placed securities in circulation;

- to reassess the cost of fixed assets or real property assets;

- to render other services of evaluation related to securities emission.

Data on the appraiser involved in reassessment of the issuer's fixed assets for the last 5 accomplished fiscal years:

During the last 5 accomplished fiscal years the issuer did not involve the appraiser in reassessment of fixed assets and real property assets.

1.5. Data on the issuer's advisers

Financial adviser that renders consulting services related to securities issue to the issuer on the basis of contract and which signed registered securities offering memorandum:
Full brand name: ***Closed Joint Stock Company "Investment company AVK"***
Abbreviated brand name: ***CJSC "IC AVK"***
The adviser's location: ***Russia, St.Petersburg, Pushkin town, Uritsky's pavilion, building 1***
Phone: ***(812) 230-77-33***
Fax: ***(812) 237-06-50***
The address of the web site in the Internet that is used by the financial adviser to disclose the information about the issuer: ***www.avk.ru***

The licenses of professional participant of securities market:

For brokerage activity
Number: ***178-03255-100000***
Date of issue: ***29.11.2000***
Validity term: ***without limitation of the validity term***
The body that issued the license: ***Russia's FCSM***

For dealer's activity
Number: ***178-03343-010000***
Date of issue: ***29.11.2000***
Validity term: ***without limitation of the validity term***
The body that issued the license: ***Russia's FCSM***

The services being rendered (rendered) by the adviser:

In accordance with consulting services contract concluded by and between OJSC "VolgaTelecom" and CJSC "IC AVK", the financial adviser renders the following services to the issuer:

1) Preparation of documents required for state registration of bonds issue, including:

- ***Preparation of the text of decision on OJSC "VolgaTelecom" securities issue for registration with authorized registration body.***
- ***Preparation of the text of OJSC "VolgaTelecom" securities offering memorandum for registration with authorized registration body.***
- ***Preparation of the text of the report on the results of OJSC "VolgaTelecom' securities issue for registration with authorized registration body.***

2. Counseling of OJSC "VolgaTelecom" on the issues related to the adoption by its authorized bodies of all the resolutions required for organization of bonds issues in accordance with Russian Federation legislation and disclosure by the issuer of information relative to organization of bonds issues.

3. Counseling of OJSC "VolgaTelecom" on the issues of preparing a package of documents for registration of the decisions on securities issue, securities offering memorandum and the report on the results of securities issue.

4. Signature of OJSC "VolgaTelecom" of securities offering memorandum;

5. Implementation of verification of disclosure by OJSC "VolgaTelecom" of information about adoption of decision on placement and about the approval of decision on securities issue to comply with the requirements of federal laws and regulations of the authorized registration body;

6. Signature of the report on the results of securities issue.

Data on other advisers the disclosure of which, by the issuer's opinion, is essential for making the decision on acquisition of the issuer's securities:
During the reporting quarter the issuer did not involve such advisers.

1.6. Data on other persons who signed this quarterly report

There are no other persons who signed this quarterly report.

II. Basic information on the issuer's financial-economic standing

2.1. Performances of the issuer's financial-economic activity

In this reporting quarter the information is not furnished.

2.2. The issuer's market capitalization

Information about the issuer's market capitalization as of the end date of each accomplished fiscal year and as of the end date of the last accomplished reporting period:

OJSC "VolgaTelecom" total market capitalization:

End date of fiscal year/end date of the last accomplished reporting period	Total capitalization, US$	Total capitalization, RUR
31.12.2001	83 984 499 *	2 531 292 800*
31.12.2002	372 563 397	11 841 704 036
31.12.2003	703 247 172	20 713 793 827
31.12.2004	946 325 262	26 259 295 798
31.12.2005	1 274 387 471	36 680 057 385
29.12.2006	1 815 126 411	47 881 038 081

** The number of preferred shares transactions during the last quarter of 2001 was less than 10, the weighted average price and the amount of capitalization by preferred shares were calculated on the basis of two-way deals actually concluded during the trading session via NCP "Stock Exchange RTS" during quarter IV of 2001.*

The issuer's shares are allowed for circulation by three trade institutors at securities market:

- Non-Commercial Partnership "Stock exchange "Russian trading system" (NCP RTS);

- Open Joint Stock Company "Stock exchange Russian Trading System" (OJSC "RTS");

- Closed Joint Stock Company "Moscow Interbank Currency Exchange" (CJSC "SE MICEX").

NCP RTS - trade institutor was selected for calculation of weighted average price of a share for 2001-2004, the issuer's shares have been circulating in NCP RTS trading system since December 1996.

OJSC "RTS" - trade institutor was selected for calculation of market price of a share for 2005-2006, the issuer's shares have been circulating in OJSC "RTS" trading system since November 2004.

Methods of determining the issuer's market capitalization:

1. For 2001 - 2004.

Market capitalization is calculated as the product of the quantity of shares of corresponding category (type) by weighted average price of a share of this category (type). Weighted average price is calculated by 10 largest transactions made via the trade institutor at securities market in the month preceding the month when the last reporting quarter ends, or in the last month of each accomplished fiscal year for which the issuer's market capitalization is provided.

In case, if during the month specified in this item less than 10 transactions were made via the trade institutor at securities market, weighted average price of a share is calculated by 10 largest transactions made via the trade institutor at securities market during 3 months preceding the month

when the last reporting quarter ends, or during 3 last months of each accomplished fiscal year for which the information about the issuer's market capitalization is provided.

In case, if during the 3 months specified above in this item less than 10 transactions were made via the trade institutor at securities market, the method of determining the issuer's market capitalization on the basis of calculation of weighted average price of shares allowed for circulation by the trade institutor at securities market by 10 largest transactions made via the trade institutor at securities market is not applied.

In case, if during the 3 months specified above in this item less than 10 transactions were made via the trade institutor at securities market, the issuer's market capitalization is calculated on the basis of weighted average price of shares allowed for circulation by the trade institutor at securities market, the price being calculated on the basis of two-way deals actually concluded during the trading session via the trade institutor at securities market during the 3 months specified above in this item.

In case, if for some reasons the information about made transactions may not be provided by the trade institutor at securities market, the method of determining the issuer's market capitalization on the basis of calculation of weighted average price of shares allowed for circulation by the trade institutor at securities market is not applied.

2. For 2005 - 2006.

Market capitalization is calculated as the product of shares quantity of the corresponding category (type) by market price of a share of this category (type). The market price is determined in accordance with "The procedure of calculation of market price of issuing securities and investment shares and investment funds allowed for circulation via trade institutors" approved by Russia's FCSM Regulation № 03-52/nc of 24.12.2003 (registered with Ministry of justice of the Russian Federation on 23.01.2004, registration № 5480) and is disclosed by the trade institutor at securities market.

Market price of issuing securities allowed for circulation via a trade institutor is calculated in the following way:

In case if during a selling day on the date of calculation of market price of a security there were made ten and more transactions via the trade institutor, then the market price is calculated as weighted average price (rate) of one security under the transactions made during the selling day via the trade institutor.

In case if during a selling day on the date of calculation of market price of a security there were made less than ten transactions via the trade institutor (including the case when there were no transactions), then the market price is calculated as weighted average price (rate) of one security for the last ten transactions made during the last 90 selling days via the trade institutor.

In case if during the last 90 selling days via the trade institutor there were made less than ten transactions on one security, then the market price is not calculated.

In case if on the date of the trade institutor's determination of security's market price the market price is not calculated, then the latest in time market price calculated by the trade institutor and established during 90 selling days is recognized to be the market price.

Ordinary registered shares:

End date of fiscal year/end date of the last accomplished reporting period	US$/RUR rate*, RUR	Weighted average price, US$	Market price, 03-52/nc, RUR	Quantity of shares	Capitalization, US$	Capitalization, RUR
31.12.2001	30,1400	0,83640	--	87 508 200	73 191 858	2 206 002 600
31.12.2002	31,7844	1,25144	--	245 969 590	307 816 184	9 783 752 719
31.12.2003	29,4545	2,33161	--	245 969 590	573 505 156	16 892 307 617

31.12.2004	27,7487	3,12287	--	245 969 590	768 131 054	21 314 638 178
31.12.2005	28,7825	--	114,96654	245 969 590	982 481 463	28 278 272 708
29.12.2006	26,3789	--	157,43116	245 969 590	1 467 964 088	38 723 277 878

* *Official US$/RUR rate established by Russian Federation Central Bank as of the end date of the reporting period.*

Preferred registered shares:

End date of fiscal year/end date of the last accomplished reporting period	US$/RUR rate*, RUR	Weighted average price, US$	Market price, 03-52/nc, RUR	Quantity of shares	Capitalization, US$	Capitalization, RUR
31.12.2001	30,1400	0,37000 **	--	29 169 300	10 792 641 **	325 290 200
31.12.2002	31,7844	0,78976	--	81 983 404	64 747 213	2 057 951 317
31.12.2003	29,4545	1,58254	--	81 983 404	129 742 016	3 821 486 210
31.12.2004	27,7487	2,17354	--	81 983 404	178 194 208	4 944 657 620
31.12.2005	28,7825	--	102,48153	81 983 404	291 906 008	8 401 784 677
29.09.2006	26,3789	--	111,70261	81 983 404	347 162 323	9 157 760 203

* *Official US$/RUR rate established by Russian Federation Central Bank as of the end date of the reporting period.*

** *The number of preferred shares transactions during the last quarter of 2001 was less than 10, the weighted average price and the amount of capitalization by preferred shares were calculated on the basis of two-way deals actually concluded during the trading session via NCP "Stock Exchange RTS" during quarter IV of 2001.*

Note:

The data for 2001, 2002 and 2004 were calculated on the basis two-way deals concluded during trading session at NCP RTS stock exchange.

To prepare the data as of December 31, 2003 the information about addressless transactions was used.

To prepare the data for 2005 and as of September 29, 2006 only the information about market transactions concluded at OJSC RTS stock exchange was used.

2.3. The issuer's liabilities

2.3.1. Accounts payable

In this reporting period the information is not furnished.

2.3.2. The issuer's credit background

Credit agreements and loan contracts, the amount of principal debt under which is 5 and more percent of the issuer's assets carrying value, as of 01.01.2007 and for the last 5 accomplished fiscal years:

Liability description	Creditor's (debt holder's) name	The amount of principal debt, RUR, thousand /foreign currency	Term of credit (loan)/ debt schedule	Availability of delay in obligation performance as regards the payment of principal debt amount and/or fixed interest, delay duration, days
2002				
In 2002 the specified credit agreements and (or) loan contracts were not concluded.				
2003				

Bonded loan	Legal entities and natural persons	1 000 000 000 RUR.	21.02.2003/21.02.2006.	There is no delay. The loan is repaid.
2004				
Credit line	RF Savings Bank	1 480 000 000 RUR.	09.06.2004/09.06.2009.	There is no delay. The credit is repaid.*
2005				
BT-2 series bonded loan	Legal entities and natural persons	3 000 000 000 RUR.	06.12.2005/30.11.2010. (Offer 05.12.2008)	There is no delay.
BT-3 series bonded loan	Legal entities and natural persons	2 300 000 000 RUR.	06.12.2005/30.11.2010.	There is no delay.
2006				
BT-4 series bonded loan	Legal entities and natural persons	3 000 000 000 RUR.	12.09.2006/03.09.2013. (Offer 10.09.2009)	There is no delay.

** The credit was repaid preschedule in full in quarter 4 of 2005 in order to reduce the costs of debt portfolio servicing and to replace credit funds with the funds raised by BT-2 series bonds placement.*

1. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage.***
The issue's state registration number and the date of state registration of the securities issue: ***4-44-00137-A of 10.11.2005.***
The body that conducted state registration of the securities issue: ***Russia's FSFM***
The date of state registration of the report on the results of the securities issue: ***11.01.2006.***
The body that conducted state registration of the report on the results of the securities issue: ***Russia's FSFM***
The quantity of the issue securities: ***3 000 000 pieces.***
Face value of each bond of the issue: ***1 000 rubles.***
The volume of the securities issue at face value: ***3 000 000 000 rubles, which makes up 9,43% of the Issuer's assets carrying value as of the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

2. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage.***
The issue's state registration number and the date of state registration of the securities issue: ***4-45-00137-A of 10.11.2005.***
The body that conducted state registration of the securities issue: ***Russia's FSFM***
The date of state registration of the report on the results of the securities issue: ***11.01.2006.***
The body that conducted state registration of the report on the results of the securities issue: ***Russia's FSFM***
The quantity of the issue securities: ***2 300 000 pieces.***
Face value of each bond of the issue: ***1 000 rubles.***
The volume of the securities issue at face value: ***2 300 000 000 rubles, which makes up 7,23% of the Issuer's assets carrying value as of the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

3. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage.***

The issue's state registration number and the date of state registration of the securities issue: ***4-46-00137-A of 06.06.2006.***
The body that conducted state registration of the securities issue: ***Russia's FSFM***
The date of state registration of the report on the results of the securities issue: ***19.10.2006.***
The body that conducted state registration of the report on the results of the securities issue: ***Russia's FSFM***
The quantity of the issue securities: ***3 000 000 pieces.***
Face value of each bond of the issue: ***1 000 rubles.***
The volume of the securities issue at face value: ***3 000 000 000 rubles, which makes up 8,87% of the Issuer's assets carrying value as of the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

Obligation's description	**Principal debt amount, RUR, thousand**	**Maturity date**		**Interest rate, %**	**Repayment dates**	
		Schedule	**Actually**		**Schedule**	**Actually**
Bonded loan (BT-2 series)	3 000 000	30.11.2010	Maturity date has not occurred.	8,2%	06.06.2006	06.06.2006
					05.12.2006	05.12.2006
					05.06.2007	Repayment dates have not occurred.
					04.12.2007	
					03.06.2008	
					02.12.2008	
				It is defined by the issuer.	02.06.2009	
					01.12.2009	
					01.06.2010	
					30.11.2010	
Bonded loan (BT-3 series)	2 300 000	30.11.2010	Maturity date has not occurred.	8,5%	06.06.2006	06.06.2006
					05.12.2006	05.12.2006
					05.06.2007	Repayment dates have not occurred.
					04.12.2007	
					03.06.2008	
					02.12.2008	
					02.06.2009	
					01.12.2009	
					01.06.2010	
					30.11.2010	

Obligation's description	**Principal debt amount, RUR, thousand**	**Maturity date**		**Interest rate, %**	**Repayment dates**	
		Schedule	**Actually**		**Schedule**	**Actually**
Bonded loan (BT-4 series)	3 000 000	03.09.2013	Maturity date has not occurred.	7,99%	12.12.2006	12.12.2006
					13.03.2007	Repayment dates have not occurred.
					12.06.2007	
					11.09.2007	
					11.12.2007	
					11.03.2008	
					10.06.2008	
					09.09.2008	

					09.12.2008	
					10.03.2009	
					09.06.2009	
					08.09.2009	
				It is defined by the issuer.	08.12.2009	
					09.03.2010	
					08.06.2010	
					07.09.2010	
					07.12.2010	
					08.03.2011	
					07.06.2011	
					06.09.2011	
					06.12.2011	
					06.03.2012	
					05.06.2012	
					04.09.2012	
					04.12.2012	
					05.03.2013	
					04.06.2013	
					03.09.2013	

2.3.3. The issuer's liabilities from the guarantee provided to third parties

The information for the reporting period will be furnished in the report for quarter I of 2007.

2.3.4. The issuer's other liabilities

There are no issuer's agreements, including time transactions, not shown in the accounting balance-sheet which may materially affect the issuer's financial standing, its liquidity, sources of finance and terms of their utilization, results of activity and expenses.

2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement

Information about the emissions carried out in the form of public offering or private offering for which the company received funds in the reporting quarter:

On October 19, 2006 Russia's FSFM registered the Report on the results of the issue of inconvertible interest bearing certified bearer bonds of BT-4 series. The securities were placed on September 12, 2006.

The purposes of the emission and the trends of usage of resources obtained from the securities placement:

The purpose of the bonds emission and the trends of usage of resources obtained from their placement – financing of the Company's investment programs, and restructuring and repayment of existing debt obligations of the Company.

The resources obtained from bonded loan placement will be allocated for the network's infrastructure upgrade and expansion, and also for business expansion and for new communication services.

The issuer does not place the securities in order to finance a particular transaction (interrelated transactions).

There were no funds received in the reporting quarter from issuing securities floated earlier by the issuer.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

The results of OJSC "VolgaTelecom" activity are affected by a number of factors which the issuer is not capable to control completely. Although many of such factors are macroeconomic and affect all the companies upon the whole, some business aspects may be particularly "sensitive' to certain risk factors. The factors described below are not exhaustive.

2.5.1. Industry risks

The impact of potential deterioration of situation in the issuer's industry on its activity and performance of securities obligations. The most important potential changes in the industry, and also the issuer's assumed actions in this case:

The competition level in the telecom sector of the Volga Federal district economy is steadily growing year after year.

The toughening of competition with alternative operators in all the branches of OJSC "VolgaTelecom" is observed in the sphere of traditional and new services and zonal communication services, despite the fact that the Issuer is still the leader in wire communication. The weakening of market positions of services in the area of fixed line telephone communication occurs because of the growth of cellular communication services market.

The Issuer's activity may be negatively affected by malfunctions of networks and systems. Any serious breakdown or failure of data transfer by the reasons which are out of the Issuer's control may negatively affect the Issuer's activity and its financial performances. OJSC "VolgaTelecom" is continuously improving its strategy to overcome the consequences of the events of such kind.

Deterioration of the Issuer's standing in the industry may be also caused by reasons of general economy nature, and namely:

- potential reduction of solvent demand of the residential sector for communication services related to deterioration of financial-economic standing of the region's population;

- potential general drop of production in Russian economics and deterioration of financial standing of commercial undertakings of the region;

- potential deterioration of state of the Russian Federation and the region's budgets implementation, which would contribute to reduction of financing of budgetary organizations and the growth of their debt for communication services;

- economical risks typical for the Russian Federation upon the whole, including the availability of probability of changes in legislation which may result in the reduction of the Issuer's profit or tightening of taxation procedure as regards the yield on the Issuer's securities.

In addition, the Issuer's standing in the market is complicated by the following factors:

- dependence on Russia's Federal Service for Tariffs in establishing regulated tariffs and also ambiguity of tariff reform nature and timeline;

- growth of competition in mobile communication industry, Internet and data transfer networks from the part of the largest mobile operators. This risk appears to be the most essential from the industry risks in long-term perspective;

- change of interaction pattern with OJSC "Rostelecom" in 2006.

In 2006 within the framework of realization of the Government's arrangements of reorganization of telecom industry (liberalization of long-distance communication market) the Issuer when rendering DLD and ILD services to customers passed to new pattern of interaction with OJSC

"Rostelecom", the relations with it are governed by network interconnection contract and the contract of the Issuer's services for value to OJSC "Rostelecom".

In accordance with network interconnection contract the Issuer provides to OJSC "Rostelecom" the services of traffic transit and gets from OJSC "Rostelecom" the service of connection which results in the capability to establish DLD and ILD call and to transfer the information between users of interconnecting communication networks.

Herewith, in connection with Rostelecom's rendering to Users DLD and ILD services, the services of traffic transit will mean:

- *the service of zonal completion of a call to the network of Connected operator;*
- *the service of zonal completion of a call to the Operator's network;*
- *the service of zonal initiation of a call from the Connected operator's network;*
- *the service of zonal initiation of a call from the operator's network.*

In accordance with the contract of services for value the Issuer provides to OJSC "Rostelecom":

- *the services of processing a subscriber's order when he/she is provided access to DLD and ILD services;*
- *the services of billing processing of DLD and ILD services;*
- *the services of preparation, formation and storage of required documents and reporting forms;*
- *the agency services of collecting payments from subscribers and for information-reference services on behalf of and at the expense of OJSC "Rostelecom".*

Change of interaction pattern with connected operators in 2006:

In accordance with regulations effective since January 1, 2006, the procedure of settlements with connected operators has substantially changed.

Prior to January 1, 2006 the settlements for connection and traffic transit services as related to services of local telephone communication were unilateral; as related to ILD, DLD and intrazonal telephone communication, connected operators received a part of revenue from rendering the specified services depending on the degree of participation in the technological process of their provision.

After January 1, 2006 the settlements for connection services and traffic transit services when rendering all kinds of telephone communication services are of mutual nature and consist of the following kinds of payments: payment for organization of connection point, fee for using the connection point, payment for each minute of transited traffic.

Thus, along with arising additional revenue from connection services and traffic transit services the Company incurs additional expenses related to the payments to operators for organization of connection points, using the connection points and traffic transit via the operator's network.

As of 2007 the contracts of connection and traffic transit were concluded with the operators of domestic and international long-distance telephone communication - OJSC "Rostelecom", OJSC "MTT", LLC "DCN Sovintel", OJSC "TransTeleCom", LLC "Ekvant", LLC "Connect", LLC "ArcTel", LLC "O.C.C.-Telecom", and also with data transfer network operators – OJSC "MTS", OJSC "Vympelcom", OJSC "MegaFon" and CJSC "Smarts".

In addition, connection and traffic transit services have become the services the prices for which are regulated by the government. Accordingly, the procedure of their formation, including defining the size of profit taken into account in such prices, is defined by the appropriate regulatory authority (Order №51 of 19.06.2006 of Federal Service of supervision in communication area).

Status of essential operator:

According to orders of Federal Service of supervision in communication area № 39 of 21.10.05, №№ 40 and 31 of 24.10.05, № 52 of 22.12.05 the Company is included into the Register of operators occupying essential position in PSTN.

Telecommunication operator occupying essential position in PSTN is obliged to render services of connection and traffic transit services to any carrier approaching the operator; herewith none of the carriers may be prioritized. The refusal of telecommunication operator occupying

essential position in PSTN to conclude the contract of electric communication networks connection is not allowed, except for the cases when connection of electric communication networks and their interaction contradict terms and conditions of licenses issued to the carriers or the regulations defining the construction and functioning of unified electric communication network of the Russian Federation.

The prices for rendered services of connection and traffic transit are to be established to be equal for all carriers, except for the cases, when the law and other legal acts allow for granting privileges to certain categories of users.

Rendering universal telecommunication services:

In the Volga Federal district the Company won the tender for rendering universal telecommunication services in the following oblasts and republics:

April 17, 2006 – July 27, 2006 – Kirov oblast.

The winner of open tender for the right to render universal services of telephone communication by means of payphones (Lot №7, Lot №8, Lot №9, Lot №10, Lot №11, Lot №12).

The winner of open tender for the right to render universal services of telephone communication by means of payphones (Lot №1, Lot №2, Lot №3, Lot №4, Lot №5.)

April 17, 2006 – July 27, 2006 – the Republic of Udmurtiya

The winner of open tender for the right to render universal services of telephone communication by means of payphones (Lot №1,Lot №2, Lot №3, Lot №4,Lot №5, Lot №6,Lot №7).

April 17, 2006 – July 27, 2006 – the Republic of Mariy El

The winner of open tender for the right to render universal telecommunication services of data transfer and provision of access to Internet by means of multiple access centers (Lot №1, Lot №2, Lot №3, Lot №4).

May 15, 2006 – August 17, 2006 – Orenburg oblast.

The winner of open tender for the right to render universal services of telephone communication by means of payphones (Lot №1, Lot №2, Lot №3, Lot №4, Lot №5, Lot №6, Lot №7, Lot №8).

May 15, 2006 – August 17, 2006 – Samara oblast.

The winner of open tender for the right to render universal services of telephone communication by means of payphones (Lot №1, Lot №2, Lot №3, Lot №4).

May 15, 2006 – August 17, 2006 – Chuvash Republic

The winner of open tender for the right to render universal services of telephone communication by means of payphones (Lot №1, Lot №2,Lot №3, Lot №4,Lot №5, Lot №6).

The winner of open tender for the right to render universal telecommunication services of data transfer and provision of access to Internet by means of multiple access centers (Lot №1, Lot №2, Lot №3).

Tariffs for telecommunication services

In accordance with Russian Federation Government regulation № 627 of 19.10.2005 the prices for connection services and traffic transit services rendered by operators occupying essential position in PSTN are subject to government regulation. The specified prices are regulated by Rossvyaznadzor as agreed upon with Russia's Federal Service for Tariffs.

Accounting Treatment of economically justified costs and standard profit is approved.

OJSC "VolgaTelecom" approved tariffs for connection and traffic transit services since 01.07.2006.

In December 2005 Russia's Federal Service for Tariffs approved compensation bonus in the amount of 0,54 rubles per minute, the specified bonus is applied to the price for the services of local and zone initiation of call at establishment of DLD and ILD calls. The specified bonus is applied

since January 1, 2006 and allows for covering operators' losses, arising when rendering regulated services of local telephone communication. The new compensation bonus in the amount of 0,44 rubles per minute is approved since February 1, 2007 (Russia's Federal Service for Tariffs Order №278-c/2 of 17.11.2006) and since 01.01.2008 it is scheduled to abolish the compensation bonus for call initiation (Government regulation № 637).

In accordance with Russian Federation Government regulation № 637 of 24.10.2005 the Company sent motions on mandatory tariff plans for residential subscribers to Russia's Federal Service for Tariffs: plans with time rate system of payment, with subscriber fee system of payment, with combined system of payment if time charging system is available and with subscriber fee system of payment if there is no time charging system. Tariff plans were elaborated with due account for the existing payment system, current tariffs and data on traffic volume of the Company's subscribers. At present the documents for changing the tariffs for local and intrazonal communication services are with Russia's Federal Service for Tariffs.

Russia's Federal Service for Tariffs Order №278-c/2 of 17.11.2006 sets the following ceiling tariffs for local and intrazonal communication services:

- provision of access (phone installation) – from 5000 to 9000 rubles depending on the branch and subscriber's category (resident or legal entity);

- provision of a line for permanent use – 120 or 125 rubles depending on the branch for residents and 140 rubles for organizations;

- provision of local phone call – 0,22 rubles per minute of the call (0,23 in Nizhny Novgorod branch).

In the Company's management opinion, the transition to new rules of telecommunication services rendering will impact the amount of revenues and expenses of the Company, however at present the Company is not capable of assessing the materiality of impact of the specified changes on its financial standing and the results of its activity.

2.5.2. Country and regional risks

The risks related to political and economic situation in the country (countries) and in the region where the issuer is registered as a taxpayer and/or carries out core activity provided that the issuer's core activity in this country (region) brings 10 and more percent of income for the last accomplished reporting period preceding the date of securities offering memorandum approval:

Government regulation of telecom industry brings in to the Company's activity risks and uncertainty common for all Mega-Regional Companies; these risks and uncertainty being connected with the change of tariffs and reduction of volumes of cross-subsidy.

The economic situation in the regions and the relations with authorities of the Russian Federation subjects and with local authorities of actually all the regions are developing positively, which influences favorably the Company's activity and its capacity to perform its obligations.

In future, the reasons of the situation destabilization may be:

1) *Interference of the government regulatory bodies into Mega-Regional Company's activity. The Company is strengthening objectively its positions at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the company occupying leading positions in the Volga region communication segment would attract more attention to its activity from the part of the state regulatory authorities.*
2) *Reduction by regional authorities of financing of programs of telephonization of their regions.*

Russian market of telecom services is becoming extremely competitive. While the market of traditional wire communication services is upon the whole divided by regional operators and each of them in its region is an absolute monopolist for such services provision, the competition is toughening due to the increase in the share of new communication services and also due to the vigorous activity of the companies providing these services.

The major factors of political risks occurrence are:

- ***Imperfection of legislative base governing economic relations;***
- ***Insufficient efficiency of judicial system;***
- ***Periodical change of authorities in Russian Federation subjects;***
- ***Change of government policy in relation to telecommunication industry development (elections to RF State Duma in 2007, and elections of the President in 2008);***
- ***Lobbying of interests of foreign capital in RF telecom industry by changing the legislative base.***

In the first place to regional political risk is referred the change of management in the Volga Federal district, the rise to power of opposition.

The other risk factors that may affect the Issuer's activity are:

- ***Short, by this time, period of operation of the consolidated company, as a result of which the Issuer may encounter the risks and difficulties that are not evident currently;***
- ***Uncertainty in formation of tariffs established by the Ministry of Anti-monopoly Policy and their impact on the Company's operations;***
- ***Change of current legislation in accounting records area.***

The worsening of political situation in the Volga region may occur in case of essential changes in economic situation in Russia, including upturn in inflation and drastic changes of national currency rate that may result in the reduction of the number of industrial and agricultural enterprises of all forms of ownership operating in the region, growth of unemployment, slowdown of solvent demand of general public. Such course of events would result in the suspension of the Issuer's investment program implementation, the reduction of gain of communication services volume provided by the Issuer on the territory of the region and growth retardation income base. In this case the Issuer will perform its bonds obligations for account of operations income, and when necessary will borrow short-term loans of commercial banks for these purposes.

Risks related to potential military conflicts, imposing of the state of emergency and strikes in the country (countries) and the region where the issuer is registered as a taxpayer and/or carries out core activity:

The probability of occurrence of military conflicts, imposing of the state of emergency and strikes in the country and the region where the Issuer is registered as a taxpayer and carries out its core activity is estimated as insignificant in order to consider these risks as circumstances capable to affect substantially the Issuer's activity. Such conclusion is confirmed by current level of Russian Federation credit rating, this rating being the investment one. So, in the end of 2006 Standard & Poor's raised Russian Federation long-term credit ratings:

- ***For foreign currency liabilities from "BBB" to "BBB+";***
- ***For native currency liabilities from "BBB+" to "A-".***

To minimize the risks of terrorist acts the Issuer jointly with security agencies took additional measures for security assurance at the enterprise.

The risks related to geographical features of the country (countries) and of the region where the issuer is registered as a taxpayer and/or carries out core activity, including heightened danger of acts of God, potential termination of transport due to remoteness and/or inaccessibility, etc.:

The risks related to geographical features of the region, including heightened danger of acts of God, potential termination of transport due to remoteness and inaccessibility are assessed as minimal.

Hypothetical actions of the issuer in the event of negative impact of the change of situation in the country (countries) and the region on its activity:

In the event of negative impact of country and regional changes on the Issuer's activity, the Issuer is planning to put into effect the following general measures aimed to maintain the revenue performance of the Company:

- to optimize the expenses, including the measures to restrain the labor costs;

- to revise the investment program;

- to take measures to raise the turnover of accounts receivable by toughening payment discipline with regard to borrowers.

In case of negative impact of the changes of the situation in the country and in the region on the Issuer's activity, the Issuer will perform its bonds obligations for account of operations income, and when necessary will borrow short-term loans of commercial banks for these purposes.

Upon the whole, in medium-term perspective the Issuer believes that the possibility of considerable negative impact of country and regional risks on its activity and performance of its obligations to be remote.

2.5.3. Financial risks

Description of the issuer's exposure to risks related to the change of interest rates, foreign currency exchange rate, to the issuer's activity relative to hedging applied by the issuer to reduce unfavorable implications of the above-said risks effect:

Negative changes of monetary management in the country, of currency rate and the increase in interest rates under the funds raised by the Issuer, and also considerable growth of inflation rates may result in the growth of the Issuer's expenses, and hence, negatively affect the Issuer's financial performances. In addition, it is impossible to close out completely the changes in the structure and professional level of the Issuer's managers that may negatively affect the efficiency of adopted managerial decisions, including those connected with hedging applied by the Issuer to reduce unfavorable implications of the above-said risks effect.

The level of interest rates unfavorable for the Issuer is the level higher than 12,1% per year.

Currency risks:

Essential changes of currency rates may increase the expenditures, reduce contingency reserve provisions and/or reduce the Issuer's capabilities of debt servicing. During several years gradual drop of RUR/US$ rate have been observed, however since 2003 the position of ruble to US dollar has been progressively strengthening. The capability of the Government and Russia's Central Bank to maintain stable ruble rate will depend on many political and economic factors, among which are control of inflation level and build up of foreign currency reserves at sufficient level to maintain the ruble rate. But even in case of drastic drop of currencies rate to minimize the negative impact the Issuer has the capability to reduce the share of obligations in foreign currency by orienting itself to the suppliers the settlements with which are made in Russian Federation rubles.

A certain part of the Issuer's debt obligations (in US$, Euro and Japanese yen) is denominated in foreign currency. Devaluation of ruble to US$ and Euro may negatively affect the Issuer's efficiency (cost effectiveness, earning power ratio) due to the increase of expenses in terms of rubles.

Significant devaluation of ruble is capable to complicate for the Issuer the performance of obligations as in this case the growth of tariffs may not be sufficient to compensate for the drop of services volume in physical terms. In this connection the Issuer regulates the portion of foreign currency obligations in the structure of its credit portfolio.

On the other hand a number of tariffs for the services provided by the Issuer is also adjusted to US$ rate (including the services of Internet access, IP-telephony, some of data transfer services) which to some extent reduces currency risks faced by the Issuer when carrying out its activity. As consequence, moderate devaluation of RUR to US$ will not materially affect the Issuer's capabilities to perform its debt obligations.

That is why it is possible to state that the Issuer's exposure to risks related to the change of foreign currency exchange rate is minimal, as the portion of the Issuer's obligations in foreign currency is insignificant.

Hypothetical actions of the issuer in the event of negative impact of the change of currency rate and of interest rate on the issuer's activity:

In case of considerable devaluation of ruble the Issuer is planning to put into effect the following arrangements:
- to conduct tough policy aimed to the reduction of expenditures denominated in foreign currency, and also wherever possible to change terms and conditions of contracts with suppliers;
- to revise the investment program;
- to take measures to improve the turnover of current assets, in the first place for account of reduction of inventories, and also to revise existing contract relations with end-users to reduce overdue accounts receivable.

The impact of inflation on repayments under securities, critical, in the issuer's opinion, inflation values, and also hypothetical actions of the issuer to reduce the specified risk:

The inflation in Russia according to official figures in 2003 was 12%, in 2004 – 11,7%, and in 2005 – 10,9%, in 2006 – 9%. As per the data of Russia's Ministry of Economic Development in 2007 the inflation is expected to be at 6,5-8% level.

As regards the Issuer's activity financial performances, the impact of inflation factor is ambiguous. The reduction of inflation rates when the economic growth is constant will contribute to further increase in real income of the population and corporate sector and, as consequence will result in the growth of communication services consumption. On the contrary, the growth of the rates of price increases may result both in the reduction of communication services consumption, and in the growth of the Issuer's expenditures (e.g., for account of energy resources price advance), in the cost of borrowed funds and may become the reason of profitability index drop.

Therefore in case of substantial excess of actual inflation values over FR Government forecasts, and namely – if the inflation rates increase the Issuer is planning to take measures limiting the expenditures growth, the reduction of accounts receivable and the reduction of its average period.

The above stated risks form the liquidity risk, i.e. the probability of incurring losses due to cash deficit at required time, and as consequence the Issuer's failure to perform its obligations. The occurrence of such risk event may result in fines, late payment interest, and damage to the Issuer's goodwill, etc.

The Issuer manages the liquidity risk by planning the cash flows, by the analysis of scheduled and actual cash flows for the entire "VolgaTelecom", and also for its regional branches. Occurring problems with absolute liquidity are resolved by raising credits and loans, and also by establishing the priorities of payments.

The Issuer is incurring deficit of own floating capital due to the growth of the Company's investment program. In 2003 - 2005 OJSC "VolgaTelecom" financed the deficit of floating capital for account of short-term loans with Russian banks and for account of issue of bonded loans at Russian market. In case of sharp reduction in liquidity at the markets of debt instruments and in RF banking system the Issuer's borrowing of short-tern contract loans with Russian banks to cover the deficit of floating capital may result in the growth of interest rates under the raised funds, and as consequence to considerable growth of the cost of debt obligations servicing. In addition, sharp reduction in liquidity of Russian markets may result in difficulties when obtaining the financing to cover the deficit of the Issuer's floating capital.

The performances of the issuer's financial reporting that are most exposed to the change as a result of impact of the specified financial risks (the risks, probability of their occurrence and the nature of changes in the reporting):

In the Issuer's opinion the basic performances of the Issuer's financial reporting – profit and accounts payable – are most exposed to the impact of above listed risks. The impact of financial risks on the level of proceeds is minimal. The Issuer estimates the probability of occurrence of the above financial risks (sharp change of currency rates, inflation, and growth of interest rates) in the years to come as low. However, in case of these risks occurrence it is possible that the prime cost of rendered

services would grow and the Company's profit would reduce which may be partially compensated by the tariffs increase and by reduction of amounts of borrowed funds.

2.5.4. Legal risks

The Issuer is equally exposed to legal risks as other organizations in the Russian Federation. The Issuer carries out its activity as communication operator and does not export goods, works or services, so the legal risks related to the Issuer's activity are described only for domestic market.

Risks related to the change of currency exchange regulation:

At present the Issuer considers the risks related to the possibility of change of foreign currency law to be minimal. In connection with conduction of policy of currency exchange regulation liberalization the risks related to the change of foreign currency law are reducing.

The risks related to the change of tax legislation:

Russian tax legislation allows for diverse interpretations and is subject to frequent changes. Lately the course of events in the Russian Federation testifies to the fact that taxation authorities may take up hard-line attitude when interpreting tax legislation. As consequence the taxation authorities may lay claims for those transactions and accounting methods for which earlier they did not lay any claims. As a result considerable additional taxes, late payment interest and fines may be charged. Tax inspections may cover three calendar years of activity directly preceding the year to be inspected. Under certain conditions earlier periods may be inspected.

In the management opinion as of December 31, 2006 the relevant provisions of legislation are interpreted by it upon the whole correctly and the probability of preserving the status in which the Issuer is from the point of view of complying with the requirements of tax legislation is high. At the same time there is high probability that in some issues of interpretation of legislation requirements and charging of corresponding tax obligations the Company's management took the stance which subsequently may be considered by government fiscal authorities as the stance not having sufficient grounds. The Issuer intends to protect its stance in these issues. The reporting as of December 31, 2006 does not contain the adjustments which may be needed due to these uncertainties and the stance taken by the Issuer.

The Issuer's management believes that the Issuer's tax obligations for the reporting and previous tax periods were charged properly and completely reflected in the Issuer's accounting statements. However, basing on the results of tax inspections of other companies of OJSC "Svyazinvest" group conducted recently, the Issuer's management assumes the availability of the risk that tax authorities may lay to the Issuer substantial tax claims in regard to the issues allowing for capability of ambiguous interpretation of tax legislation, and in particular on the issue of determining proceeds under the contracts of network interconnection. The Issuer's management believes that the Issuer has the arguments sufficient for successful contestation of potential claims in the court. However, at present the perspective of court proceeding in regard to tax claims is rather uncertain due to the lack of established court practice on these tax issues.

Risks of change of customs regulations and customs duties:

As most of the equipment acquired for communication services provision is imported or assembled from foreign make component parts, the change of customs control regulations and customs duties may bear for the Issuer certain risks related to appreciation of acquired fixed assets.

The change of requirements for the issuer's core activity licensing or the licensing of rights to utilize the objects the circulation of which is limited (natural resources including):

Licensing activity in communication services area is governed by:

1). RF Government Regulation № 87 of February 18, 2005 "On approval of the list of communication services introduced into licenses and of the listing of license provisions" which

established the list of communication services subject to licensing and also the listing of license provisions for carrying out the activity.

2). Ministry of IT and communication orders № 31 "On approval of recommendations on the content of plan and economic feasibility of communication networks development which will be used for communication services provision" and № 32 "Requirements to the content of description of communication networks and communication facilities which will be used for communication services provision".

The specified regulatory documents establish the requirements to the principles of communication networks organization, to RF spectrum resource utilization, to the start and end dates of services provision, to the territory of its operation and also to the procedure of connection to other networks and traffic transit.

At present there are insignificant risks connected to legislation change, and they are related only to voice message transfer service via data transfer network, as earlier it was included into the license for telematic services provision and there were no requirements to prohibition of traffic transit via PSTN. This circumstance will require from the operator to make some changes in the pattern of communication organization.

Changes of court practice on the matters related to the issuer's activity (licensing issues including) which may negatively impact its activity results and also the results of current legal proceedings in which the issuer is involved:

Substantial risks of change of court practice on the matters related to the Issuer's activity (licensing issues including) which may negatively impact the Issuer's activity results and also the results of current legal proceedings are unlikely, as the current disputes do not materially affect the Issuer's core activity, and as regards the disputes of licensing issues the Issuer is not involved into them because there are no such disputes.

2.5.5. Risks related to the issuer's activity

The risks related to current legal proceedings in which the issuer is a party:

The Issuer is a defendant in a number of arbitration proceedings. However, in the opinion of the Issuer's Directorate the results of these proceedings will not materially affect the Issuer's financial standing. The total amount of potential claims is estimated in the size of 2 804,4 thousand rubles.

RF Ministry of finances advanced the claim to the Company to recover the debt to RF Government under debt obligations of OJSC "Electrosvyaz" of Ulyanovsk oblast, of OJSC "Martelcom", of OJSC "Svyazinform" of Penza oblast, of OJSC "Svyazinform" of the Republic of Mordoviya, of OJSC "Electrosvyaz" of Orenburg oblast, of OJSC "Saratovelectrosvyaz", and of OJSC "UdmurtTelecom", OJSC "VolgaTelecom" being their assign, for the supplied equipment. The amount of the plaintiff's claims is 6 637 137,99 Euro. The trial of the case was postponed several times. Nizhny Novgorod oblast arbitration court decreed to stay the action for the period till the parties' conclusion of amicable settlement, or till Russian Federation Ministry of Finances issues the certificate of refusal to conclude amicable settlement. On 27.12.2006 pursuant to Russian Federation Ministry of Finances Order № 564 amicable settlement was concluded by and between the Company and RF Ministry of Finances; the settlement stipulates consolidation and restructuring of the above said debt obligations of the Company.

The risk of unfavorable judgment for other current proceedings is insignificant. In addition, the results of current disputes of the Issuer with third parties will not be able to affect the Issuer's core activity and its financial-economic standing as the volume of claims to the Issuer under current disputes in relation to its total turnover is insignificant.

Risks related to potential liability of the issuer for the debts of third parties, including of the issuer's subsidiary companies:

The risks of occurrence of the Issuer's potential liability for the debts of third parties,

including of the Issuer's subsidiary companies, are insignificant, as the Issuer observes the requirement of current legislation when exercising its rights and performing its obligations with regard to third parties, including subsidiary companies of the Issuer.

Risks related to the lack of capability to extend the validity terms of issuer's licenses for the execution of specific activity or for utilization of objects the circulation of which is limited (natural resources including):

A substantial reason related to the impossibility to extend the validity term of license for communication services provision for the purposes of on-air broadcasting is inopportunity of extending the validity term of license for mass media broadcasting by the owners of TV and radio broadcasting channels, its notarized copy is a mandatory condition when filing the documents for the extension of validity term of license for communication services (item 4, Clause 30 of Federal law № 126 "On communication").

The possibility of losing end-users whose share in the turnover is at least 10% of the total proceeds of sales of the issuer's products (works and services):

The Issuer does not have the end-users whose share in the turnover is at least 10% of the total proceeds of communication services sales.

2.5.6. Bank exposure.

The Issuer is not a credit institution.

III. Detailed information on the issuer

3.1. Background of establishment and development of the issuer

3.1.1. Data on the issuer's brand name

The issuer's full and abbreviated brand names:
Открытое акционерное общество «ВолгаТелеком»
Open Joint Stock Company «VolgaTelecom»
ОАО «ВолгаТелеком»
OJSC «VolgaTelecom»

The Issuer carries out its activity under the trade mark (service mark):
The number of the certificate for registration of the trade mark (service mark): ***231259***
Date of issue: ***15.12.2002.***
The body that issued the certificate: ***Russian agency for patents and trade marks***
Validity term: ***till 31.05.2012.***
OJSC "VolgaTelecom" is the possessor of right in relation to the following goods (services):
38 (telecommunications) – phone communication, telegraph communication, international long-distance communication, communication via the Internet, data transfer, communication channels for lease.
Color combination: blue, Eton blue, sky-blue and white.

Data on changes in the issuer's name and form of incorporation during the time of the issuer's existence:

1. Full brand name: ***State enterprise of communication and informatics "Rossvyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***SECI "Rossvyazinform"***
Form of incorporation: ***state enterprise of communication and informatics***
Introduced on: ***01.04.1991.***
The grounds for the name introduction: ***set up of the enterprise on the basis of the Order of the Ministry of communication***

2. Full brand name: ***Joint Stock Company of Open Type "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***JSCOT "Svyazinform" of Nizhny Novgorod oblast***
Form of incorporation: ***Joint Stock Company of Open Type***
Introduced on: ***15.12.1993.***
The grounds for the name introduction: ***The name was introduced as a result of reorganization of state enterprise of communication and informatics "Rossvyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of the Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprise, voluntary affiliation of state enterprises into joint stock companies" and the regulation of Government of the Russian Federation dated of December 22, 1992 № 1003 "On privatization of communication enterprises".***

3. Full brand name: ***Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***OJSC "Nizhegorodsvyazinform"***
Form of incorporation: ***Open Joint Stock Company***
Introduced on: ***12.08.1996.***
The grounds for the name introduction: ***The name was introduced to reconcile it with RF Civil Code and Federal law "On joint stock companies".***

4. Full brand name: ***Open Joint Stock Company "VolgaTelecom"***
Abbreviated brand name: ***OJSC "VolgaTelecom"***
Form of incorporation: ***Open Joint Stock Company***
Introduced on: ***28.06.2002***
The grounds for the name introduction: ***The name was introduced in accordance with the resolution of general meeting of stockholders of 28.06.2002, minutes № 10.***

3.1.2. Data on the issuer's state registration

The issuer's state registration number: ***448***
The issuer's state registration date: ***15.12.1993***
The name of the state registration body: ***Committee for management and control of city's property and land resources of the Administration of the city of Nizhny Novgorod.***

Certificate of making an entry into Uniform State Register of Legal Entities about the legal entity registered before July 1, 2002:

The issuer's basic state registration number: ***1025203014781***
The issuer's state registration date: ***01.08.2002***
The name of the state registration body:
Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod.

3.1.3. Data on establishment and development of the issuer

In 1993 as a result of privatization of state enterprise of communication and informatics "Rossvyazinform" there was registered joint stock company of open type (JSCOT) "Svyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsvyazinform". Thus, the issuer has been operating for 12 years since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activity. General objective of the company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Belonging to the area of service production determines the Company's major objective, which consists of obtaining additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the Company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsvyazinform" started active modernization of communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 thousand numbers per year.

Since 1996 due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsvyazinform" has started to provide Internet access services. In addition, OJSC "Nizhegorodsvyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system, as an element of intelligent network, IP-telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsvyazinform" shares entered Russia's securities market. In 1997 the Company issued Level-I ADRs traded at present at the following trading sites:

The site's name	CUSIP (WKN)	ADR ticker	ISIN
USA OTC	928660109	VLGAY (VLGAY.PK)	-
Frankfurt Stock Exchange (FSE)	910415	NZH (NZHGy.F)	US9286601094
Berlin Stock Exchange (BerSE)	910415	NZH (NZHGy.BE)	US9286601094
Trading site of Germany (Xetra)	910415	NZH (NZHGy.DE)	US9286601094
Stuttgart Stock Exchange (SSE)	910415	NZH (NZHGy.SG)	US9286601094

Up to the second half of 2002 OJSC "Nizhegorodsvyazinform" had been the leading operator at telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast, a natural monopolist in the area of providing local, DLD & ILD communication services. The Company ranked the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsvyazinform", by affiliating 10 enterprises of communication of the Volga region, there was established Open Joint Stock Company "VolgaTelecom" – communication enterprise of the Volga region.

The resolution on reorganization by way of incorporating to OJSC "VolgaTelecom" was adopted by overwhelming majority of votes at extraordinary meetings of shareholders of the incorporated companies in autumn of year 2001.

In July 2002 the Board of directors of OJSC "VolgaTelecom" adopted the resolution on increasing the Company's charter capital. Additional issue of shares was placed within the limits of authorized shares by converting the shares of incorporated communication operators of the Volga region into them.

As of November 30, 2002 10 incorporated joint stock companies were excluded from the Uniform State Register of Legal Entities; their property, assets, personnel were transferred to the appropriate regional branches of OJSC "VolgaTelecom". The shares and bonds of these companies were converted into OJSC "VolgaTelecom" shares and bonds.

The incorporated company network covers the territory of 665 thousand square kilometers and provides communication services to more than 21 million people.

OJSC "VolgaTelecom" has the licenses to provide the services of local, intrazonal phone communication, recording communication, radio broadcasting, etc. in eleven regions of the Volga Federal district.

Today the Company provides the services of fixed line communication, Internet, mobile communication, cable and digital TV, video conferencing, etc. The objective set by the Company – provision of wide range of available, friendly, salable services and obtaining profit from it. In 2005 the Company started to implement the project of the network modernization in accordance with NGN concept assuming the network reconstruction and the expansion of the range of services. Further development of the network of the basis of NGN will considerably expand the range of services for the Company's subscribers: Intelligent network, call-centers, cable TV, etc.

The Company's strategy is to provide quality telecom services to residential sector, state-financed organizations and corporate customers on the territory of the Volga Federal district to maintain the leading positions at the market.

The objective of the issuer's establishment: to obtain profit, to render quality telecom services to the end-users. The issuer was established for the uncertain term, i.e. the scheduled term of the issuer's existence is not limited.

Mission: OJSC "VolgaTelecom" is a mega-regional communication operator providing the entire range of telecom services within general concept of telecommunications development in Russia on the basis of innovative and technological lead in the Volga Federal district.

3.1.4. Contact information

The issuer's location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***
The issuer's mail address: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***
Location of the issuer's permanent executive body:
Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000
Phone number: ***(8312) 37 50 09, 37 50 00***
Fax number: ***(8312) 30 67 68***
E-mail address: ***gd@vt.ru***
The address of the web-site in the Internet where the information on the issuer and securities issued by it is available: **http://www.vt.ru**

Location of the issuer's special department for shareholders and investors relations:
Department of securities
Dom Svyazi, M.Gorky square, Nizhny Novgorod city
Phone numbers: ***(8312) 30 06 68, 37 50 67***
Fax number: ***(8312) 37 51 40***
E-mail address: ***d.sokolov@vt.ru***

3.1.5. Taxpayer Identification Number (TIN)

Taxpayer Identification Number:
5260901817

3.1.6. The issuer's branches and representation offices

1) Name: ***Kirov branch***
No changes.

2) Name: ***Nizhny Novgorod branch***
Change of CEO: ***Klishin Vitalyi Mikhailovich***
PA validity term: ***till 26.04.2007.***

3) Name: ***Orenburg branch***
No changes.

4) Name: ***Penza branch***
No changes.

5) Name: ***Samara branch***
No changes.

6) Name: ***Saratov branch***
Change of CEO: ***Rodin Alexander Nikolaevich***
PA validity term: ***till 26.04.2007.***

7) Name: ***Ulyanovsk branch***

No changes.

8) Name: ***branch in the Republic of Mariy El***
No changes.

9) Name: ***branch in the Republic of Mordoviya***
No changes.

10) Name: ***branch in the Republic of Udmurtiya***
Change of CEO: ***Vdovin Alexander Mikhailovich***
PA validity term: ***till 26.04.2007.***

11) Name: ***branch in the Chuvash Republic***
No changes.

3.2. The issuer's core economic activity

3.2.1. The issuer's industry membership

64.20 - Activity in communication area

The codes of main industry's trends of the issuer's activity in accordance with OKVED:

OKVED activity codes	The name of the activity in accordance with OKVED code
64.20.11	Activity in telephone communication area
64.20.12	Activity in the area of recording communication
64.20.21	Activity in the area of transmission (broadcasting) and distribution of TV programs
64.20.22	Activity in the area of transmission (broadcasting) and distribution of sound radio programs
64.20.3	Other activity in communication area

3.2.2. The issuer's core economic activity

In this reporting period the information is not furnished.

3.2.3. The issuer's raw products (materials) and suppliers.

In this reporting period the information is not furnished.

3.2.4. The issuer's products (works, services) sales markets.

Major markets where the issuer carries out its activity:

OJSC "VolgaTelecom" services are sold on the entire territory of the Volga Federal district of the Russian Federation (except for the republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).

The major markets of OJSC "VolgaTelecom" are the following:

- ***Local and intrazonal telephone communication market.***
- ***Market of new communication services (Internet and data transfer, ISDN, xDSL, intelligent network and other data transfer services).***

- ***Wireless and cellular communication market.***
- ***Other services (wire sound broadcasting, recording communication, radio broadcasting, television, satellite communication).***
- ***Market of connection and traffic transit services.***

The major end-user groups of communication services rendered by OJSC "VolgaTelecom" are the following:

- ***General public;***
- ***Self-financing organizations (large, medium and small);***
- ***State-financed organizations.***

Performances description	**2002**	**2003**	**2004**	**2005**	**2006***
Share of revenues from general public, %	*54,9*	*57,2*	*56,5*	*57,0*	*54,9*
Share of revenues from self-financing organizations, %	*41,1*	*34,7*	*35,6*	*35,1*	*37,1*
Share of revenues from state-financed organizations, %	*4,0*	*8,1*	*7,9*	*7,9*	*8,0*

** The performances were calculated on the basis of current data.*

Potential factors that may negatively affect the issuer's sales of its products (works and services) and hypothetical actions of the issuer to reduce this impact:

OJSC "VolgaTelecom" activity results are affected by a number of factors that the Company is not capable to control completely, including macroeconomical ones. In addition, there are also some factors that at present seem to be insignificant, but later they may considerably impact the Company's activity. All these may unfavorable affect the results of the Company's activity, its trade turnover, profit, assets, liquidity and capital.

Among negative factors that may affect OJSC "VolgaTelecom" products sales one should emphasize fast growth of penetration level of cellular communication, toughening of competition among Internet providers, and also expected toughening of competition in the area of new technologies and services with due account for high level of potential competition and also the change of legislation in communication area. The growth of competition level at the market of local communication is notable, and first of all in the segment of high-yielding corporate subscribers, trade-office centers, new constructions and from the part of cellular companies offering cheap rates and that may result in decline in demand, loss of subscribers and reduction of volume of calls.

There is a certain risk that competitors will try to increase their share at these markets for account of high-yielding corporate customer by substantial reduction of prices first of all for account of implementation of new technologies and reduction of expenditures (transmission of voice traffic via packet-switched networks). Recently the industry where OJSC "VolgaTelecom" is operating is characterized by vigorous emergence and implementation of new technologies (NDN, 3G, etc.). The emergence of new products and technologies is expected and also further development of existing types of products and services.

The Company's management conducts regular monitoring and control of change of the group of the most important indicators characterizing the efficiency of the Company's activity in the area of economical, financial, technical and marketing policies for the purposes of forecasting and operational response to the occurrence and/or increase in the impact of various negative factors. Strategic and medium-term plans of the Company's development are worked out in the frame of pessimistic course of events which ensures for the Company's activity additional safety factor in case of crisis situations development. Every year based on the results of the operation for the accomplished period and the analysis of the Company's activity conditions change, the forecasts of economical development and marketing strategy are adjusted.

In order to reduce the effect of negative factors, to maintain and increase its market share the Company needs to develop permanently its line of products, to implement next generation

technologies, to upgrade the quality of services rendered to the end-users, to track the slightest changes occurring in the competitors' activity and to respond to them operatively, and also to optimize operations-technological processes, to reduce the products prime cost and to improve the managers' qualification.

3.2.5. Data on the issuer's licenses.

Data on the issuer's licenses are provided in item 3.2.9 setting additional requirements to the issuers whose core activity is communication services provision:

№№	LICENSE NAME	LICENSE NUMBER, DATE OF ISSUE AND VALIDY TERM	THE NAME OF THE BODY THAT ISSUED THE LICENSE
1	Provision of local and intrazonal telephone communication services	**№ 23245** of 04.10.2002 (till 04.10.2012);	License of RF Ministry on communication and informatization
2	Provision of local, DLD and ILD telephone communication services (by using the network of call offices, payphone network)	**№ 24345** of 28.11.2002 (till 28.11.2007);	License of RF Ministry on communication and informatization
3	To let communication channels on lease	**№ 23246** of 12.09.2002 (till 12.09.2007);	License of RF Ministry on communication and informatization
4	Provision of telematic services	**№ 23240** of 01.08.2002 (till 01.08.2007);	License of RF Ministry on communication and informatization
5	Provision of telegraph communication services	**№ 23243** of 14.11.2002 (till 14.11.2007);	License of RF Ministry on communication and informatization
6	Provision of data transfer services	**№ 23241** of 01.08.2002 (till 01.08.2007);	License of RF Ministry on communication and informatization
7	Provision of services of broadcasting sound programs over wire broadcasting network	**№ 23721** of 12.09.2002 (till 12.09.2007);	License of RF Ministry on communication and informatization
8	Provision of cellular radio telephone communication services in the frequency range: NMT- 450 MHz (Samara oblast) GSM- 900/1800 MHz (the Republic of Mariy El) IMT-MC 450 (Samara oblast)	**№ 39201** of 01.02.2006 till (01.02.2009) **№ 23244** of 28.11.2002 (till 17.03.2010); **№ 27602** of 18.08.2003 (till 18.08.2013);	License of RF Ministry on communication and informatization
9	Provision of mobile radio telephone communication services	**№ 36742** of 28.11.2005 (till 28.11.2010);	License of Federal Service of supervision in communication area
10	Provision of services of broadcasting TV programs over cable TV network	**№ 46638** of 19.10.2007 (till 19.01.2012) Saratov oblast; **№ 41564** of 23.05.2006 (till 23.05.2011) issued to extend the validity term of license № 26974),, Nizhny Novgorod city **№ 41563** of 18.08.2006 (till 18.08.2011) issued to extend the validity term of license №27620) Samara city, Syzran town, Toliyatti town of Samara oblast; **№ 44589** of 30.12.2006 (till 31.12.2011); (Kirov oblast) **№ 38571** of 14.03.2006 (till 14.03.2011) Orenburg oblast	License of RF Ministry on communication and informatization Federal Service of supervision in communication area Federal Service of supervision in communication area Federal Service of supervision in communication area Federal Service of supervision in

		№ 32182 of 27.06.2005 (till 27.06.2010) The Republic of Mariy El (Yoshkar-Ola town, Semur town); **№ 32183** of 08.06.2005 (till 08.06.2010) Cheboksary town; **№ 31760** of 26.05.2005 (till 26.05.2010) The Republic of Mariy El, Kozmodemiyansk town, settlement Medvedevo **№ 37277** of 12.12.2005 (till 12.12.2010) Neftegorsk town. **№ 42567** of 12.07.2006 (till 12.07.2011) Otradnyi town. **№ 43243** of 28.07.2006 (till 28.07.2011) Settlement Orshanka, N.Toriyal of the Republic of Mariy El	communication area Federal Service of supervision in communication area Federal Service of supervision in communication area Federal Service of supervision in communication area Federal Service of supervision in communication area Federal Service of supervision in communication area Federal Service of supervision in communication area
11	Provision of services of on-air broadcasting of sound programs	**№ 39210** of 15.03.2006 (till 05.01.2010) Nizhny Novgorod oblast; **№ 31759** of 26.05.2005 (till 11.05.2010) Vyatskie Polyany, Kirov oblast	Federal Service of supervision in communication area Federal Service of supervision in communication area
12	Communication services for the purposes of on-air broadcasting	**№ 31291** of 24.03.2005 till 05.04.2008 Settlements in Kirov oblast	Federal Service of supervision in communication area
13	Communication services for the purposes of on-air broadcasting (DVB-T standard)	**№ 37341** of 12.12.2005 till 12.12.2010 the Republic of Mordoviya	Federal Service of supervision in communication area
15	Communication services for the purposes of on-air broadcasting	**№ 31262** of 05.04.2005 till 05.04.2010 Settlements in the Republic of Mariy El	Federal Service of supervision in communication area
16	Communication services for the purposes of on-air broadcasting	**№ 32184** of 19.05.2005 till 19.05.2008 Settlements in the Republic of Mordoviya.	Federal Service of supervision in communication area
17	Communication services for the purposes of on-air broadcasting	**№ 33078** of 15.07.2005 till 15.07.2010 Kilenary in the Republic of Mariy El.	Federal Service of supervision in communication area
18	Communication services for the purposes of on-air broadcasting	**№ 42003** of 19.06.2006 till 19.06.2011	Federal Service of supervision in communication area
19	Communication services for the purposes of on-air broadcasting	**№ 43244** of 28.07.2006 till 22.12.2010	Federal Service of supervision in communication area
20	Communication services for the purposes of on-air broadcasting	**№ 45179** of 24.10.2006 till 21.06.2011 settlements in Orenburg oblast;	Federal Service of supervision in communication area
21	Communication services for the purposes of on-air broadcasting	**№ 45180** of 24.10.2006 till 21.06.2011 settlements in Samara oblast	Federal Service of supervision in communication area
22	Communication services for the purposes of on-air broadcasting	**№ 44494** of 21.09.2006 till 21.06.2011 Saratov oblast	Federal Service of supervision in communication area
23	Provision of services of on-air broadcasting of TV programs	**№ 23264** of 31.10.2002 (till 20.05.2007) Saransk town of the Republic of Mordoviya; **№ 38572** of 14.03.2006 (till 14.03.2009). settlements in Samara oblast; **№ 36191** of 31.10.2005 till 31.10.2008 settlements of Orenburg oblast; **№ 36164** of 31.10.2005 till 31.10.2008 settlements of Orenburg oblast;	License of RF Ministry on communication and informatization Federal Service of supervision in communication area Federal Service of supervision in communication area
24	Mobile radio communication services in PSTN	**№ 33679** of 28.07.2005 till 28.07.2008 the Republic of Mariy El.	License of RF Ministry on communication and

			informatization
25	For repair of measuring equipment	**№ 000383-P** of 21.01.2005 till 21.01.2010	Federal agency for technical regulation and metrology
26	For carrying out medical activity	**№ Г 793689 M 147** of 03.04.2003 (till 03.04.2008); **№ 1421-П** of 27.12.2002 (till 27.12.2007);	Nizhny Novgorod registration chamber Ministry of Public Health of Udmurtiya Republic
27	Activity on construction of buildings and structures of I and II levels of responsibility in accordance with the state standard	**ГС-4-52-02-26-0-5260901817-002029-2** of 09.01.2003 (till 09.01.2008); **ГС-4-52-02-22-0-5260901817-001771-1** of 03.10.2002 (till 03.10.2007); **Д 324172** of 14.06.2002 (till 14.06.2007); **ГС-4-52-02-22-0-5260901817-001732-1** of 19.09.2002 (till 19.09.2007)	RF state committee on construction and housing and municipal complex
28	Activity for fire prevention and extinguishing	**№ 1/01031** of 21.05.2003 (till 21.05.2008);	Main department of State fire fighting service
29	For the right of use of subsurface resources	**ИЖВ № 00700** till 29.01.2021	Department of natural resources and environment protection of Russia's Ministry of natural resources and environment protection for the Republic of Udmurtiya
30	Subsurface water production for domestic and production needs and for sprinkling of the territory of the inventories depot of Saratov branch of OJSC "VolgaTelecom"	**СРТ № 00864** till 10.04.2020	Main department of natural resources and environment protection of Russia's Ministry of natural resources for Saratov oblast.
31	The right of use of subsurface resources to produce subsurface water by OJSC "VolgaTelecom"	**СМР №00968** till 21.06.2027	Main department of natural resources and environment protection of Russia's Ministry of natural resources for Samara oblast.
32	For the right of use of subsurface resources to provide water for health complex	**СМР 01135** of 16.01.2006 till 06.09.2026	Territorial agency for use of subsurface resources for Samara oblast.
33	For the right of use of subsurface resources to produce subsurface water for economic and drinking needs of children's health campus "Orbita"	**ЧЕБ №01295** till 10.04.2013	Ministry of natural resources of the Republic of Chuvashiya
34	Commercial fisheries as related to fish output	By permission **№ 12** of 12.01.2006 till 01.01.2007	RF Ministry of agriculture, Rosselkhoznadzor
35	For the right of use of subsurface resources to produce subsurface water for economic and drinking needs	**ЙШК №01818** till 25.02.2010	Area fund of information of natural resources and environment protection of Russia's Ministry of natural resources for the Republic of Mariy El
36	Production of subsurface water to provide technological needs of recreation camp "Vetchak"	**НЖГ № 00964** till 30.08.2010	Regional agency for subsurface resources use in the Volga Federal district
37	Production of subsurface water to provide economic-drinking needs of "Impulse" complex	**ОМР 00679** till 06.09.2026	Samara's area fund of geological information
38	For carrying out the activity of hazardous waste handling	**М04/0011/Л** of 31.05.2004 (till 31.05.2009)	Russian Federation Ministry of natural resources
39	Technical maintenance of gas circuits (maintenance, repair and revitalizing of gas pipelines, constructions and other objects required for operation of gas circuits)	**№ 43-ДГ-006918** (C) of 29.07.2003 till 29.07.2008	Russia's Gostekhnadzor

40	Carrying out works on installation, repair and servicing of fire fighting means ensuring fire security of buildings and constructions	№ **2/01817** of 21.05.2003 (till 21.05.2008);	Russia's EMERCOM State department of State fire fighting service
41	For carrying out surveying and mapping activities, including: **1) 8.1.2.0.0** topographic mapping of general purpose and (or) its substantiation (correction) at scale 1:500 - 1:10 000, carried out at the plots of the area up to 1 square km during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; **2) 8.2.2.0.0**. topographic survey of underground and overground constructions (utilities) at 1:500 - 1:5000 scale, carried out at the plots of the area up to 1 square km during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; For carrying out survey operations, including: **1) 5.2.0.0.0.** building and development of horizontal and altimetric survey networks during engineering surveys, construction and operation of buildings and structures, boundary survey of land plots, maintenance of land registers, and also other surveys and special activities; **2) 5.4.0.0.0.** position finding of geodetic points and posts on the earth's surface by using geodetic satellite receivers (stand-alone position finding devices) when carrying out engineering surveys, construction and operation of buildings and constructions, boundary survey of land plots, maintenance of land registers, and also other surveys and special activities	**ВВГ-01374К** of May 16, 2006 (till 16.05.2011); **ВВГ-01373Г** of May 16, 2006 (till May 16, 2011)	Federal agency of surveying and mapping Russian Federation ministry of transport Federal agency of surveying and mapping Russian Federation ministry of transport
42	Technical servicing of ciphering equipment	№ **Б 325753** of 10.11.2005 (till 10.11.2010)	Department of Federal Security Service of Nizhny Novgorod oblast
43	Provision of services in the area of information encryption	**Б 325754** of 10.11.2005 (till 10.11.2010)	Department of Federal Security Service of Nizhny Novgorod oblast
44	Distribution of encryption (ciphering) equipment	**Б 325752** of 10.11.2005 (till 10.11.2010).	Department of Federal Security Service of Nizhny Novgorod oblast
45	Educational activity	№ **217** of February 18, 2003 till 18.02.2006 (is with Ministry of education of the Republic of Mordoviya for extension)	Ministry of education of the Republic of Mordoviya
46	Transportation of passengers by automobile transport	№ **АСС 52 000640** of 15.10.2002 (till 14.10.2007);	Licensing chamber
47	Transportation of passengers by truck transport	№ **ГСС 52 000639** of 15.10.2002 (till 14.10.2007);	Licensing chamber
48	For radio broadcasting:		
49	Mass medium "Volna"	Series PB № **10333** of 30.06.2006 (till 03.07.2010);	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural

			heritage protection.
50	Mass medium "Pulse of Nizhny"	Series PB **№ 7218** of 24.04.2003 (till 12.11.2006)	RF Ministry on press, TV and radio broadcasting, and mass media
51	Mass medium "Retro-Aliyans"	Series PB **№ 10316** of 29.06.2006 (till 16.02.2011)	RF Ministry on press, TV and radio broadcasting, and mass media
52	Mass medium "Radio on "VolgaTelecom" wave"	Series PB **№ 8567** of 24.11.2004 (till 05.07.2009);	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage protection.
54	Mass medium "Radio on "VolgaTelecom" wave"	Series PB **№ 8565** of 24.11.2004 (till 04.03.2009);	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage protection.
56	Mass medium "Radio "Russian lad"	Series PB **№ 7980** of 18.12.2003 (till 18.12.2008);	RF Ministry on press, TV and radio broadcasting, and mass media
53	Mass medium "Radio "Russian lad"	Series PB **№ 8552** of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage protection.
54	Mass medium "Radio "Russian lad"	Series PB **№ 8553** of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage protection.
55	Mass medium "Radio "Russian lad"	Series PB **№ 8554** of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage protection.
56	Mass medium "Radio "Russian lad"	Series PB **№ 8555** of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage protection.
57	Mass medium "Radio "Russian lad"	Series PB **№ 9802** of 23.01.2006 (till 23.01.2011)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage protection.
58	Mass medium "Troika"	Series TB **№ 8029** of 12.01.2004 (till 15.11.2009)	RF Ministry on press, TV and radio broadcasting, and mass media
59	Mass medium "Radio "Russian lad"	Series PB **№ 8820** of 06.04.2005 till 06.04.2010	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage protection.
60	Mass medium "TV-2000"	Series TB **№ 9454** of 02.11.2005 (till 01.11.2010)	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage protection.

61	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	*ЛФ/07-615-52* of 31.03.1999 (till 30.03.2004) On 29.07.2005 the documents were filed to re-execute the license	Federal Agency for Security of Communication and Information (FAPSI)
62	Activities and provision of services in the area of state secrets protection	**№ 154** of 29.01.2003 till 29.01.08 **№ 524** of 09.12.2002 till 9.12.07 **№ 194** of 17.06.2003 till 17.06.08 **№ 266** of 21.08.2003 till 21.08.06	Area departments of Federal Security Service
63	Works with the use of data making up state secret	**№ 265** of 21.08.2003 till 21.08.2006 **№ 523** of 09.12.2002 till 09.12.07. **№ 523/1** of 19.12.2002 till 09.12.07 **№ 523/2** of 19.12.2002 till 09.12.07 **№ 523/3** of 19.12.2002 till 09.12.07 **№ 523/4** of 19.12.2002 *till 09.12.07* **№ 523/5** of 19.12.2002 till 09.12.07 **№ 126** of 09.04.2003 till 10.04.08 **№ 126/1** of 09.04.2003 till 10.04.08 **№126/2** of 09.04.2003 till 10.04.08 **№277/1** of 11.07.2003 till 11.07.06 **№277** of 11.07.2003 till 11.07.06 **№ 193** of 17.06.2003 till 17.06.08 **№ 152** of 17.03.2003 till 17.03.08 **№152/1** of 17.03.2003 till 17.03.08 **№ 153** of 29.01.2003 till 29.01.08 **№ 153/4** of 29.01.2003 till 29.01.08 **№ 153/3** of 29.01.2003 till 29.01.08 **№ 153/2** of 29.01.2003 till 29.01.08 **№ 153/1** of 29.01.2003 till 29.01.08 ***ЛЗ/180*** *of* 09.12.2002 till 09.12.2010 **ЛЗ/180-01** of 09.12.2002 till 9.12.2010 **№ 110** of 11.12.2002 till 11.12.06 **№ 110/1** of 11.12.2002 till 11.12.06 **№ 775** of 15.02.2005 till 16.02.2010 **№ 775/1** of 15.02.2006 till 16.02.2010 **№ 775/2** of 15.02.2006 till 16.02.2010 **№ 111** of 11.12.2002 till 11.12.06 **№ ЛЗ/180** of 09.12.2002 till 09.12.2010 **№ ЛЗ/180-01** of 09.12.2002 till 09.12.2010 **№ 842** of 25.08.2005 till 16.02.2010 **№ 843** of 25.08.2005 till 16.02.2010 **№461** of 24 07.2006 till 24.07.2009	Area departments of Federal Security Service

Issuer's forecast as regards the probability of licenses extension.

Subject to compliance with necessary requirements and terms and conditions in the course of services provision the validity term of most of the licenses will be extended. The terms and conditions, and the capability of licenses validity terms extension are connected with the licensee's operation without gross violations which is found out by regular checks of GosSvyazNadzor bodies. The issuer estimates the capability of basic licenses extension as quite high. The dates of the issuer's obligations to create the subscribers' base were kept in accordance with the licenses terms and conditions.

1. For the licenses for communication services.
Upon the validity term expiry the licenses may be extended if all items of the license terms and conditions are observed, which is confirmed by the verification report of the territorial department of Rossvyaznadzor, by the extension of the validity term of permissions for radio frequencies authorization (if used), and if the appropriate application is filed to the licensor's address – Federal Agency for supervisory control in the area of communication. Due to the fact that the Law "On communication" in a new wording became effective, in order to get the license for providing communication services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting (MTVRB).

The issuer's forecast as regards the probability of license extension: ***positive***

2. ***(for items 45-62 of the Table provided in this item) Licenses for broadcasting are extended on the basis of the verification report of DSSCI (department of state supervision over communication and informatization) confirming the compliance with the license terms and conditions and if the authorization documents on the possibility of radio frequency resource usage are available. The licenses are extended by Russian Federation Ministry of culture and mass communication.***

The issuer's forecast as regards the probability of license extension: ***positive***

3. Licenses for the activity listed in items 21 – 44 of the Table provided in this item are extended subject to timely submittal of documents package, as established by the law, to the licensor's address.

3.2.6. The issuer's joint activity.

Information about the issuer's joint activity for the reporting period:

For the reporting period the issuer did not carry out joint activity with other organizations, the issuer did not conclude ordinary partnership deeds.

3.2.7. Additional requirements to the issuers being joint stock investment funds, insurance undertakings or credit institutions, mortgage agents.

3.2.7.1. For joint stock investment funds.
The issuer is not a joint stock investment fund.

3.2.7.2. For insurance undertakings.
The issuer is not an insurance undertaking.

3.2.7.3. For credit institutions.
The issuer is not a credit institution.

3.2.7.4. For mortgage agents.
The issuer is not a mortgage agent.

3.2.8. Additional requirements to the issuers the core activity of which is mining operations

The issuer does not mine mineral resources.
There are no subsidiary (associated) companies of the issuer that are engaged in mining operations.

3.2.9. Additional requirements to the issuers the core activity of which is communication services provision

a) Licenses for communication services provision

Basic provisions of the licenses

1) Provisions of carrying out the activity in accordance with license № 23245.

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local and intrazonal telephone communication of public communication network, and also the services of telephone communication by using technical facilities of communication intelligent network on the

territories of the following Republics and oblasts: the Republic of Mariy El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The licensee when rendering local phone communication services must provide a subscriber with the access to telematic services and to the services of intrazonal, DLD & ILD telephone communication, and also to data transfer communication services, excluding the services of data transfer for the purposes of voice information transmission.

DLD & ILD telephone communication services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with operators of long distance and international communication of PSTN of the Russian Federation.

The licensee when rendering intrazonal phone communication services must provide a subscriber with the access to telematic services and to data transfer communication services, excluding the services of data transfer for the purposes of voice information transmission.

Provision of local and intrazonal communication services, as per this license, by using microwave radio systems, is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry regulatory documents.

It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated, as per the established procedure, by the state radio frequency service with Russian Federation Ministry for communication and informatization.

The license validity term: **till 04.10.2012**

Terms and conditions, and the capability of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with item 22 of the license provisions the operator is obliged to provide inquiry services to the subscribers on the licensed territory. When a subscriber is allocated the directory number it is automatically registered in the subscribers' database.

In accordance with the Law "On communication" the data about the subscribers for providing inquiry services, including for preparation and distribution of information, are provided only with the subscriber's consent and in cases stipulated by RF federal laws.

The dates of performance of the specified obligations: ***there are no requirements to the dates of database creation. From the start of services provision of granting access to PSTN the data about the subscriber are shown in public database of subscribers of the operator.***

The level of the issuer's performance of the specified obligations: ***in accordance with scheduled check of supervisory bodies the license's provisions are currently observed.***

Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

2) Provisions of carrying out the activity in accordance with license № 24345.

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local, DLD & ILD telephone communication of PSTN at the territories of the following Republics and

oblasts: the Republic of Mariy El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast, by using the network of call offices and payphone network being created by the licensee.

The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

The licensee has the right to use communication channels and physical circuits of communication network of other operators for value received in accordance with the Civil Code.

The license validity term: ***till 28.11.2007***

Terms and conditions, and the capability of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The level of the issuer's performance of the specified obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***

Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

3) Provisions of carrying out the activity in accordance with license № 23241

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of data transfer of public communication network on the territory of the Russian Federation subjects: the Republic of Mariy El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Data transfer services are provided by using the licensee's data transfer network.

The licensee has the right to connect the data transfer equipment to PSTN, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communication channels and physical circuits of PSTN.

The licensee's data transfer equipment connection to PSTN, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only with the rights of subscriber units.

The license validity term: ***till 01.08.2007***

Terms and conditions, and the capability of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***none.***

The level of the issuer's performance of the specified obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***

Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

4) Provisions of carrying out the activity in accordance with license № 23721

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of sound programs broadcasting over the wire broadcast network on the territory of the following Russian Federation subjects: the Republic of Mariy El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The licensee's network is designed for broadcasting of sound programs of All-Russia and state regional companies.

Broadcasting of other programs is possible when the license for TV-radio broadcasting and appropriate contract with licensee-broadcaster are available.

The license validity term: ***till 12.09.2007***

Terms and conditions, and the capability of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no such obligations.***

The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***

Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

5) Provisions of carrying out the activity in accordance with license № 23244

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of PSTN by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Mariy El.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of the Russian Federation – Personal Communication Network-900 (PCN-900);

PCN-900, being created by the licensee, is connected to Russian Federation PSTN at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

The license validity term: ***till 17.03.2010***
Terms and conditions, and the capability of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.
The issuer's obligations in accordance with the specified license to create the subscribers' base:
The subscribers' database is created since the time of cellular communication services provision contract conclusion as the subscribers gets the access to the service after its registration in the network's base.
The dates of performance of the specified obligations: ***It is created simultaneously since the time of contracts conclusion with the subscriber.***
The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies no remarks were found out as regards the compliance with the license requirements.***
Factors that may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

6) Provisions of carrying out the activity in accordance with license № 36742

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio telephone communication of PSTN on the territory of cities and towns: Penza, Kamenka of Penza oblast; Saratov, Balashov of Saratov oblast; Kirov of Kirov oblast.

The licensee's communication network is created by using radio telephone communication equipment operating in the frequency range 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

The licensee when providing communication services is obliged to observe the rules of communication networks connection and of their interaction as approved by RF Government when connecting mobile radio telephone communication network of the licensee to PSTN, when connecting other communication networks to mobile radio telephone communication network of the licensee, when keeping the record of traffic and its transit in mobile radio telephone communication network of the licensee and when keeping the record of traffic and its transit from (to) communication networks of other operators.

The license validity term: ***till 28.11.2008.***
Terms and conditions, and the capability of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no specified obligations.***

The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies no remarks were found out as regards the compliance with the license requirements.***
Factors that may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

7) Provisions of carrying out the activity in accordance with license № 23246

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide to users and subscribers technical capability of information transmission over channels and communication paths in analog and digital transmission systems of cable, overhead, microwave, satellite communication lines for transmission of communication signal within the boarders of one RF subject on the territories of the following Republics and oblasts: the Republic of Mariy El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Provision of channels, communication paths and physical circuits to customers is allowed for organization of communication networks if their owners have appropriate licenses of the Russian Federation Ministry for communication and informatization (the Russian Federation Ministry of communication, the Russian Federation State committee for communication and informatization, the Russian Federation State committee for telecommunications), and also for organization of subscriber lines in order to get access to different communication networks in accordance with the rules of their construction and for internal production networks not providing communication services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for organization of subscriber and trunk lines of local telephone networks only within the limits of the territory of corresponding geographical zones of ABC ab numbering.

The license validity term: ***till 12.09.2007.***

Terms and conditions, and the capability of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***none.***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies no remarks were found out as regards the compliance with the license requirements.***

Factors that may negatively affect the issuer's performance of its obligations under this license:

occurrence of circumstances of insuperable force (force-majeure).

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

8) Provisions of carrying out the activity in accordance with license № 23243

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telegraph communication (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Mariy El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Telegraph communication services are provided by using the licensee's technical facilities. The installed capacity of telegraph facilities of switching and transmission belonging to the licensee

should ensure the capability of complete satisfaction of the needs for telegraph communication services on the licensed territory.

The license validity term: ***till 14.11.2007.***
Terms and conditions, and the capability of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:
There are no specified obligations.

The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***
Factors that may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

9) Provisions of carrying out the activity in accordance with license № 23240
Types of communication services and types of networks permitted for utilization:
By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telematic services of PSTN (e-mail services, information resources access services, facsimile messages services, information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Mariy El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.
The services are provided by using the licensee's technical facilities of telematic services.

The license validity term: ***till 01.08.2007.***
Terms and conditions, and the capability of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***none.***
The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***
Factors that may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

10) Provisions of carrying out the activity in accordance with license № 39201
Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radio telephone communication of PSTN in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network 450.

The license validity term: ***till 02.02.2009.***

Terms and conditions, and the capability of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***due to the adoption of RF Government Regulation №87 of 18.02.2005 "Standard requirements to communication operators' activity" the requirements to installed capacity of network are not stipulated, so the performance of this item does not result in the operator's responsibility.***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***

Factors that may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

11) Provisions of carrying out the activity in accordance with license № 27602

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of digital cellular radio telephone communication of PSTN in the frequency range of 450 MHz, on the basis of IMT-MC-450 technology, at the territory of Samara oblast.

Digital cellular radio telephone communication services are provided by using the licensee's communication network, which is a part of IMT-MC-450-based federal cellular network of the Russian Federation.

The licensee should, for account of its own resources, ensure phase-by-phase disengagement of the spectrum of frequencies 453,00...457,4 MHz/463,0...467,4MHz.

The license validity term: ***till 18.08.2013.***

Terms and conditions, and the capability of the license validity term extension:

Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***none.***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***
Factors that may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

12) Provisions of carrying out the activity in accordance with licenses №№ 41564, 32182, 38571, 32183, 41563, 46638, 44589, 31760, 37277, 42567, 43243

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and sound programs over cable TV networks on the territories of towns – Syzran, Toliyatti, Samara city, Neftegorsk, Otradnyi of Samara oblast; Yoshkar-Ola town of the Republic of Mariy El; Orenburg city of Orenburg oblast; Cheboksary town of Chuvash Republic; Nizhny Novgorod city of Nizhny Novgorod oblast; Saratov city of Saratov oblast; Kirov city of Kirov oblast, settlements Orshanka and Novyi Torial of the Republic of Mariy El.

The customers should be provided with the broadcasting of All-Russia TV-radio broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

The license validity term: ***till 23.05.2011, 18.08.2011, 27.06.2010, 14.03.2009, 08.06.2010, 23.05.2009, 19.01.2012, 31.12.2011, 26.05.2010, 12.07.2011, and 28.07.2011 accordingly.***

Terms and conditions, and the capability of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:
There are no specified obligations.
The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***
Factors that may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

13) Provisions of carrying out the activity in accordance with licenses №№ 39210, 31759, 31291, 37341, 31262, 32184, 33078, 42003, 43244, 45179, 45180, 44494, 23264, 38572, 36191, 36164,

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and sound programs at the territories of Saratov, Nizhny Novgorod, Samara, Kirov, Orenburg oblasts, the Republic of Mariy El, Cheboksary town, Kozmodemiyansk town, Neftegorsk town, Otradnyi town, Orshanka town of Kirov oblast.

The licensee should provide the customers with the communication services meeting the quality standards and technical norms.

The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communication in the Russian Federation.

The license validity term: ***till 19.01.2012, 23.05.2011, 18.08.2011, 31.12.2011, 14.03.2011, 27.06.2010, 08.06.2010, 26.05.2010, 12.12.2010, 12,07,2011, 28.07.2011, 05.01.2010, 11.05.2010,***

05.04.2008, 12.12.2010, 05.04.2010, 19.05.2008, 15.07.2010, 19.06.2011, 22.12.2010, 21.06.2011, 21.06.2011, and 21.06.2011accordingly.

Terms and conditions, and the capability of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:
There are no specified obligations.
The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***
Factors that may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

14) Provisions of carrying out the activity in accordance with license № 33679

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio communication in PSTN at the territory of the Republic of Mariy-El.

Maximum number of the licensee's network subscribers – there no such obligations.

The network is created by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communication and informatization.

The category of the communication network - PSTN.

The license validity term: ***till 28.07.2008.***
Terms and conditions, and the capability of the license validity term extension:
Terms and conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:
There are no specified obligations.
The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***
Factors that may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).
Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.***

Permission for utilization of OJSC "VolgaTelecom" communications electronics

Territory	*Permission for utilization of radio frequency spectrum*	*Validity term*	*Miscellaneous*
Saratov city, Base Station (BS)-4	№ 05-025108 of 11.03.2006	Till 10.03.2016	330MHz
Balashov town	№ 14-06-21/2046 of 09.01.2003	Till 08.12.2007	330MHz
Saratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	Till 08.12.2007	330MHz
Saratov city	№ 05-025111 of 11.03.2006	Till 10.03.2016	330MHz
Settlement Pervomaiskyi, village Stepnyanka	№05-001045Д of 19.10.2005	Till 18.10.2015	330MHz
Samara city BS-1,2,3,4,5,6,7, Pokhvistnevo town BS- 8, Syzran town BS- 9, Zhigulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	Till 08.12.2007	330MHz
Samara city BS-1,2,3,4, Settlement Bereza BS-5, Syzran town BS-6,7 Novokuibyshevsk town BS-8, Toliyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	Till 08.12.2007	330MHz
Saransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	Till 08.12.2007	330MHz
Penza city BS-1,2	№ 14-06-21/875 of 09.01.2003	Till 08.12.2007	330MHz
"Serdobsk town – village Meshcherskoe"	№ 58-1368 of 14.08.2003	Till 14.08.2006	330MHz
Penza city	№ 06-003411Д of 08.08.2006	Till 07.08.2016	330MHz
Serdobsk town	№ 06-003408Д of 09.08.2006	Till 08.08.2016	330MHz
Penza city	№06-003407Д of 08.08.2006	Till 07.08.2016	330MHz
Penza city	№ 06-003410Д of 09.08.2006	Till 08.08.2016	330MHz
Gorodishche town	№ 58-1331 of 11.08.2003	Till 11.08.2006	330MHz
Village Lopatino	№ 06-003409Д of 09.08.2006	Till 08.08.2016	330MHz
Settlement Lunino	№ 1027985 of 22.08.2003	Till 11.09.2008	330MHz
Kstovo town BS-5	№ 14-06-21/56677 of 31.12.2002	Till 02.12.2007	330MHz
Village Novyi Mir – settlement Ravenstvo	№ 05-001020Д of 19.10.2005	Till 19.10.2015	330MHz
Village Novyi Mir – village Melenino	№ 05-001433Д of 19.10.2005	Till 18.10.2015	330MHz
Village Shestakovka – village Kurtashka	№ 05-001044Д of 19.10.2005	Till 18.10.2015	330MHz

Village Tashla - village Borodinsk			
Nizhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	Till 02.12.2007	330MHz
Sergach town BS-1	№ 14-06-21/56679 of 31.12.2002	Till 02.12.2007	330MHz
Arzamas town BS-1	№ 14-06-2002 of 31.12.2002	Till 02.12.2007	330MHz
Yoshkar-Ola town	№ 081-05-02/26314 of 02.06.2003	Till 10.01.2008	156-160MHz
Arzamas town BS-1	№ 17-05-30/19946 of 24.04.2003	Till 16.04.2008	890-915MHz
Yoshkar-Ola town BS-1,2,3,4	№ 05-023410 of 29.12.2005	Till 28.12.2015	1805,-1880/1710-1785MHz
Yoshkar-Ola town, settlement Sotnur, settlement Alexeevskoe, settlement Izi-Kugunur, settlement Bolshoi Shoriyal, settlement Shor-Un'zha, settlement Russkie Shoi, settlement Studenka, settlement Kirino, settlement Mariets, settlement Ismentsy	№ 06-016569 of 22.12.2006	Till 21.12.2016	1805,-1880/1710-1785MHz
Volzhsk town, Kozmodemiyansk town, settlement Kokshaisk, sanatorium "Klenovaya gora"	№ 17-05-30/20405 of 24.04.2003	Till 16.04.2008	935-960MHz
The Republic of Mariy El	№ 04-005409 of 31.12.2004	Till 31.12.2014	890-915MHz 935-960MHz
The Republic of Mariy El	№ 06-000873 of 14.03.2006	Till 13.03.2016	890-915MHz 935-960MHz
The Republic of Mariy El (17 BS)	№ 06-014544 of 19.12.2006	Till 18.12.2016	890-915MHz 935-960MHz
Samara oblast, Village Kinel-Cherkassy	№ 05-006377 of 23.03.2005	Till 23.03.2015	417,5-419,5/395,0-397,0MHz
Samara oblast BS-1, 2, 3, 6, 8, 10, 14, Otr1	№ 04-002681 of 09.12.2004	Till 29.12.2014	463,0-467,4MHz/ 453,0-457,4MHz
Samara oblast BS-Samara 5	№ 06-002263 of 14.04.2006	Till 13.04.2016	463,-467,4/453,0-457,4MHz
Samara oblast BS-9, BS-11, BS-12, BS-13, BS-15, BS-17, BS-18, BS-19, BS-20, BS-21, BS-22, BS-23, BS-24, BS-25,BS-26, BS-27, BS-28, BS-29, BS-30, BS-31, BS-32, BS-33,BS-34, BS-35, BS-36, BS-37, BS-38, BS-39, BS-40, BS-41, BS-42, BS-43, BS-44, BS-45, BS-46, BS-47, BS-48, BS-	№ 05-024420 of 30.12.2005	Till 29.12.2015	463,0-467,4MHz/ 453,0-457,4MHz

49, BS-50, BS-51, BS-52			
Samara oblast: BS-1, BS-3, BS-4, BS-7, BS-8, BS-9, BS-10, BS-11, BS-13, BS-16, BS-17, BS-18, BS-19, BS-20, BS-21, BS-22, BS-23, BS-24, BS-25, BS-28, BS-32, BS-38,	№ 06-008910 of 10.07.2006	Till 01.02.2009.	453-457,5MHz/ 463-467,5MHz
Samara oblast: BS-2153, BS-2254, BS-955, BS-1056, BS-1157, BS-1258, BS-1459, BS-160, BS-1961	№ 06-010959 OF 18.09.2006	Till 18.08.2013	463,0-467,4MHz/453,0-457,4MHz
The Republic of Mariy El	№ 1024077 of 16.12.2003	Till 12.12.2008	890-915MHz 935-960MHz
The Republic of Mariy El	№ 03-12026 of 24.12.2003	Till 20.12.2008	890-915MHz 935-960MHz
The Republic of Mariy El	№ 05-006333 of 23.03.2005	Till 23.03.2015	890-915MHz 935-960MHz
The Republic of Mariy El	№ 05-018360 of 25.10.2005	Till 24.10.2015	890-915MHz 935-960MHz
The Republic of Mariy El	№ 06-003505 of 18.04.2006	Till 17.04.2016	890-915MHz 935-960MHz
The Republic of Mariy El	№ 04-001064 of 12.10.2004	Till 11.10.2014	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy El	№ 05-023792 of 30.12.2005	Till 29.12.2015	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy El	№ 06-016568 of 19.12.2006	Till 18.12.2016	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy El BS-1026, BS-1025, BS-1027, BS-1031, BS-1032, BS-1024, BS-1033, BS-1028, BS-1029, BS-1030	№ 06-007642 of 18.07.2006	Till 17.07.2016	1805,0-1880,0/ 1710,0-1785,0

The Republic of Mariy El Yoshkar-Ola town BS-02, settlement Sovietskyi BS-03, settlement Mary-Turek BS-04, Kozmodemiyansk town BS-05, Settlement Morki BS-07, Volzhsk town BS-06, settlement Novyi Torial BS-09, settlement Gonyak BS-08, Settlement Kilemary BS-10, Settlement Kokshaisk BS-11, settlement Orshanka BS-12	№ 05-006657 of 24.03.2005	Till 23.03.2015	146,0-174,0MHz
Yoshkar-Ola town BS-02 Kozmodemiyansk town BS-05	№ 05-012768 of 07.06.2005	Till 06.06.2010	146-174MHz
Village B.Nagatkino Tsylninskyi district	№ 05-009259 of 06.05.2005	Till 05.05.2015	330MHz
Village Mogutovo – village Rzhavets	№ 05-001048Д of 19.10.2005	Till 18.10.2015	330MHz
Village Yangiz – Marievka – settlement Severnyi	№ 05-001050Д of 19.10.2005	Till 18.10.2015	330MHz
Village Bikkulovo – village Kamenka	№ 05-001047Д of 19.10.2005	Till 18.10.2015	330MHz
Village Matveevka – village Staroashirovo – village Emelianovka – village V.Novokutlumbetievo	№ 05-001051Д of 19.10.2005	Till 18.10.2015	330MHz
Village Novocherkassk – village Krasnogor, village Chernyi Otrog – village Ablyazovo, settlement Saraktash – village Siyal-Tugai	№ 05-001042Д of 19.10.2005	Till 18.10.2015	330MHz
Village Kurmanaevka – village Petrovka, village Kostino village Volzhskyi, village Pokrovka – village Ivanovka, village Kutushi – village Mikhailovka	№ 05-001043Д of 19.10.2005	Till 18.10.2015	330MHz
Village Gorkovskoe – village Zakumachnoe Village Dobrovolskoe – village Chilekta	№ 05-001393Д of 19.10.2005	Till 18.10.2015	330MHz
Village Novosultangulovo – village Kurbanai, Village Asekeevo – village Yakovlevka	№ 05-001037Д of 19.10.2005	Till 18.10.2015	330MHz
Alexandrovka Alexandrovka (Grach)	№ 05-021089 of 29.12.2005 № 05-021071 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	7TV CHANNEL 3TV CHANNEL
Aidyrlya	№ 05-021221 of 29.12.2005	Till 28.12.2015	29TV CHANNEL
Asekeevo (Novosultangulovo)	№ 05-021045 of 26.12.2005	Till 25.12.2015	34TV CHANNEL

Alexeevka (Tashlinsky district) Alexeevka (Tashlinsky district) Alexeevka (Buguruslan district)	№ 05-023236 of 26.12.2005 № 05-021188 of 26.12.2005 № 05-021057 of 29.12.2005	Till 25.12.2015 Till 25.12.2015 Till 28.12.2015	5TV CHANNEL 10TV CHANNEL 28TV CHANNEL
Alexeevka (Alexeevskyi district)	№05-017236 of 03.08.2005	Till 02.08.2010	10TV CHANNEL
Aksakovo	№ 05-021206 of 29.12.2005	Till 28.12.2015	10TV CHANNEL
Abdulino	№ 05-021065 of 29.12.2005	Till 28.12.2015	6TV CHANNEL
Blagodarnoe	№ 05-021251 of 29.12.2005	Till 28.12.2015	12TV CHANNEL
Borodinskoe	№ 05-021066 of 29.12.2005	Till 28.12.2015	3TV CHANNEL
Buzuluk	№ 05-023228 of 26.12.2005	Till 25.12.2015	4TV CHANNEL
Buzuluk	№ 05-023243 of 26.12.2005	Till 25.12.2015	70,82MHz
Buguruslan	№05-021222 of 29.12.2005	Till 28.12..2015	49TV CHANNEL
Balandino	№ 05-021250 of 28.12.2005	Till 27.12.2015	3TV CHANNEL
Bestuzhevka	№ 05-021024 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Brient	№ 05-017626 of 28.12.2005	Till 27.12.2015.	8TV CHANNEL
Burtinskyi	№ 05-021246 of 26.12.2005	Till 25.12.2015	29TV CHANNEL
Veselyi	№ 05-021220 of 29.12.2005	Till 28.12.2015	21TV CHANNEL
Vasilievka	№ 05-021054 of 26.12.2005 № 05-023235 of 26.12.2005	Till 25.12.2015	35TV CHANNEL 23TV CHANNEL
Verkhnebuzulukskyi	№ 05-021056 of 28.12.2005 № 05-021078 of 26.12.2005	Till 27.12.2015 Till 25.12.2015	3TV CHANNEL 8TV CHANNEL
Vozdvizhenka	№ 05-021068 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Vyazovoe	№ 05-021199 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Gamaleevka	№ 05-021026 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Gerasimovka	№ 05-021064 of 26.12.2005	Till 25.12.2015	7TV CHANNEL
Gerasimovka	№ 05-017234 of 03.08.2005	Till 02.08.2010	10TV CHANNEL
Georgievka	№ 05-021063 of 29.12.2005	Till 28.12.2015	3TV CHANNEL
Grachevka	№ 05-021073 of 26.12.2005	Till 25.12.2015	21TV CHANNEL
Dobrinka	№ 05-021190 of 29.12.2005	Till 28.12.2015	8TV CHANNEL
Dmitrovskyi	№ 05-021261 of 29.12.2005	Till 28.12.2015	35TV CHANNEL
Emelyanovka	№ 05-021211 of 29.12.2005	Till 28.12.2015	36TV CHANNEL
Efimovka	№ 05-021067 of 26.12.2005	Till 25.12.2015	3TV CHANNEL
Ilek	№ 05-021077 of 29.12.2005	Till 28.12.2015	3TV CHANNEL

	№ 05-021208 of 29.12.2005	Till 28.12.2015	27TV CHANNEL
Ivanovka	№ 05-021203 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Zarechnoe	№ 05-021038 of 26.12.2005 № 05-024714 of 18.02.2006	Till 26.12.2015 Till 17.02.2015	2TV CHANNEL 9TV CHANNEL
Zapadnyi	№ 05-021260 of 26.12.2005	Till 25.12.2015	12 TV CHANNEL
Zelenyi dol	№ 05-021215 of 29.12.2005	Till 28.12.2015	6TV CHANNEL
Zagorie	№ 05-023216 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Zhirnov	№ 05-021255 of 26.12.2005	Till 25.12.2015	10TV CHANNEL
Komissarovo	№ 05-021088 of 29.12.2005 № 05-021062 of 26.12.2005	Till 28.12.2015 Till 25.12.2015	8TV CHANNEL 6TV CHANNEL
Kalikino	№ 05-017233 of 03.08.2005	Till 02.08.2010	6TV Channel
Koptyazhevo	№ 05-021029 of 26.12.2005	Till 25.12.2015	6TV CHANNEL
Koptyazhevo	№ 04-003377 of 08.04.2005	Till 07.04.2015	3TV CHANNEL
Kinzelka	№ 05-023190 of 29.12.2005	Till 28.12.2015	2TV CHANNEL
Krestovka	№ 04-003929 of 08.04.2005	Till 07.04.2015	2TV CHANNEL
Kinzelka	№ 04-001075 of 04.11.2004	Till 03.11.2014	7TV CHANNEL
Koskul	№ 05-021243 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Koskul	№ 05-021244 of 26.12.2005	Till 25.12.2015	11TV CHANNEL
Kvarkeno	№ 05-021216 of 28.12.2005	Till 27.12.2015	31TV CHANNEL
Kyzyl-Mechet	№ 05-021197 of 29.12.2005 № 05-023238 of 26.12.2005	Till 25.12.2015	9TV CHANNEL 5TV CHANNEL
Kozlovka	№ 05-021204 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Kulsharipovo	№ 04-004640 of 08.04.2005	Till 07.04.2015	3TV CHANNEL
Kulagino	№ 05-021209 of 29.12.2005 № 05-021245 of 29.12.2005	Till 28.12.2015	9TV CHANNEL 12TV CHANNEL
Kovylyaevka (Totskyi district) Kovylyaevka	№ 05-021212 of 29.12.2005 № 05-021017 of 26.12.2005	Till 28.12.2015 Till 25.12.2015	8TV CHANNEL 2TV CHANNEL
Korovino	№ 05-021270 of 03.12.2005	Till 02.12.2010	4TV CHANNEL
Kamennoimangulovo	№ 05-021205 of 29.12.2005 № 05-021061 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	9TV CHANNEL 7TV CHANNEL
Kutluevo	№ 05-021213 of 29.12.2005	Till 28.12.2015	6TV CHANNEL
Kuvandyk	№ 05-021730 of 29.12.2005	Till 28.12.2015	5TV CHANNEL
Kusem	№ 05-023182 of 26.12.2005	Till 25.12.2015	5TV CHANNEL
Kurtashka	№ 05-024715 of 18.02.2006	Till 17.02.2016	3TV CHANNEL

Kulchum	№ 05-023222 of 26.12.2005	Till 25.12.2015	4TV CHANNEL
Linevka	№ 05-021080 of 26.12.2005	Till 25.12.2015	6TV CHANNEL
Luybimovka	№ 05-021072 of 26.12.2005	Till 25.12.2015	3TV CHANNEL
Mordovskyi Buguruslan	№ 05-023211 of 29.12.2005 № 05-023206 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	8TV CHANNEL 6TV CHANNEL
Martynovka	№ 05-017242 of 03.08.2005	Till 02.08.2010	9TV CHANNEL
Mikhailovka - 2	№ 05-023208 of 28.12.2005	Till 27.12.2015	2TV CHANNEL
Mikhailovka -1	№ 05-021294 of 26.12.2005	Till 25.12.2015	4TV CHANNEL
Malmyzh	№ 05-007129 of 06.05.2005	Till 05.05.2010	1TV CHANNEL
Mustaevo	№ 05-023220 of 29.12.2005 № 05-021214 of 28.12.2005	Till 27.12.2015	2TV CHANNEL 12TV CHANNEL
Malaya Remizena	№ 05-023218 of 26.12.2005 № 05-021047 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	4TV CHANNEL 7TV CHANNEL
Matveevka	№ 05-021202 of 29.12.2005 № 05-023185 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	12TV CHANNEL 7TV CHANNEL
Mezhdurechie	№ 05-021224 of 28.12.2005	Till 27.12.2015	2TV CHANNEL
Mezhdurechie	№ 05-021465 of 26.12.2005	Till 25.12.2015	4TV CHANNEL
Mochegai	№ 05-023240 of 26.12.2005	Till 25.12.2015	5TV CHANNEL
Mochegai	№ 05-017238 of 03.08.2005	Till 02.08.2010	10TV CHANNEL
Martynovka	№ 05-023234 of 26.12.2005	Till 25.12.2015	4TV CHANNEL
Miroshkino (Tashlinskyi district)	№ 05-021207 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Miroshkino (Pervomaiskyi district)	№ 05-021042 of 29.12.2005	Till 28.12.2015	7TV CHANNEL
Miroshkino (Pervomaiskyi district)	№ 05-021682 of 29.12.2005	Till 28.12.2015	4TV CHANNEL
Nazarovka	№ 05-021075 of 29.12.2005	Till 28.12.2015	8TV CHANNEL
Novobelogorka	№ 05-017429 of 28.12.2005	Till 27.12.2015	9TV CHANNEL
Novovasilievka	№ 05-021086 of 29.12.2005	Till 28.12.2015	8TV CHANNEL
Novosergeevka	№ 05-023221 of 26.12.2005 № 05-021049 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	32TV CHANNEL 3TV CHANNEL
Novokamenka	№ 05-021242 of 29.12.2005	Till 28.12.2015	36TV CHANNEL
Noikono	№ 05-023213 of 29.12.2005	Till 28.12.2015	3TV CHANNEL
Novouzely	№ 05-023183 of 29.12.2005 № 05-021210 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	3TV CHANNEL 7TV CHANNEL
Nesterovka	№ 05-023192 of 29.12.2005	Till 28.12.2015	2TV CHANNEL
Novoyulaska	№ 05-023197 of 29.12.2005	Till 28.12.2015	11TV CHANNEL

Novopavlushkino	№ 06-009102 of 26.09.2006	Till 25.09.2016	11TV CHANNEL
Novospasskoe	№ 03-01970 of 09.10.2003 № 05-023209 of 29.12.2005	Till 01.08.2005 Till 28.12.2015	4TV CHANNEL 8TV CHANNEL
Nesterovka	№ 05-021733 of 29.12.2005	Till 28.12.2015	4TV CHANNEL
Nizhnekristalka	№ 05-021593 of 29.12.2005	Till 28.12.2015	4TV CHANNEL
Novonikolskoe	№ 05-023210 of 29.12.2005	Till 28.12.2015	7TV CHANNEL
Novoiletsk	№ 05-023201 of 28.12.2005	Till 27.12.2015	7TV CHANNEL
Novomarievka	№ 05-021218 of 29.12.2005	Till 28.12.2015	7TV CHANNEL
Nevezhkino	№ 05-021048 of 29.12.2005	Till 28.12.2015	7TV CHANNEL
Nevezhkino	№ 05-021186 of 26.12.2005	Till 25.12.2015	9TV CHANNEL
Novomusino	№ 05-021182 of 26.12.2005	Till 25.12.2015	9TV CHANNEL
Novonikolskoe	№ 05-021194 of 26.12.2005	Till 25.12.2015	9TV CHANNEL
Nizhnekristalka	№ 05-021193 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
N. Gumbet	№ 05-021053 of 26.12.2005	Till 25.12.2015	27TV CHANNEL
Nikolskoe	№ 05-021033 of 26.12.2005 № 05-021037 of 26.12.2005	Till 25.12.2015 Till 25.12.2015	23TV CHANNEL 37TV CHANNEL
Razdolnoe	№ 05-017541 of 28.12.2005	Till 27.12.2015	11TV CHANNEL
Revolutsionnyi	№ 05-021035 of 26.12.2005	Till 25.12.2015	29TV CHANNEL
Revolutsionnyi	№ 04-004828 of 06.05.05	Till 05.05.2010	6TV CHANNEL
village Russkyi Kandyz	№ 05-023207 of 29.12.2005	Till 28.12.2015	23TV CHANNEL
village Russkyi Kandyz	№ 05-023186 of 29.12.2005	Till 28.12.2015	25TV CHANNEL
Romanovka	№ 04-003090 of 23.05.2005	Till 22.05.2015	9TV CHANNEL
Romanovka (Sorochinskyi district)	№ 05-017627 of 28.12.2005	Till 27.12.2015	7TV CHANNEL
Rodinskyi	№ 05-017239 of 03.08.2005	Till 02.08.2010	9TV CHANNEL
Russkaya bokla	№ 05-023223 of 26.12.2005 № 05-023229 of 26.12.2005	Till 25.12.2015	5TV CHANNEL 10TV CHANNEL
Ryabinnyi	№ 05-023237 of 26.12.2005	Till 25.12.2015	5TV CHANNEL
Rannee (Tashlinskyi' district)	№ 05-021201 of 26.12.2005	Till 25.12.2015	10TV CHANNEL
Rybkino	№ 05-021041 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Rzhavka	№ 05-021070 of 26.12.2005 № 05-023226 of 26.12.2005	Till 25.12.2015 Till 25.12.2015	3TV CHANNEL 5TV CHANNEL
Romashkino	№ 05-021040 of 26.12.2005	Till 25.12.2015	7TV CHANNEL
Sainovka	№04-003071 of 23.05.2005	Till 23.05.2015	7TV CHANNEL
Saifutdinovo	№ 04-003023 of 23.05.2005	Till 22.05.2015	7TV CHANNEL

Samarkino	№ 05-021059 of 26.12.2005	Till 25.12.2015	3TV CHANNEL
Svetlyi	№ 05-021076 of 29.12.2005	Till 28.12.2015	6TV CHANNEL
Slobodka	№ 04-003003 of 23.05.2005	Till 22.05.2015	8TV CHANNEL
village Sukhorechka	№ 05-023212 of 26.12.2005	Till 25.12.2015	12TV CHANNEL
Sovetskoe of Buguruslan district	№ 05-021032 of 26.12.2005 № 05-023224 of 26.12.2005	Till 25.12.2015 Till 25.12.2015	6TV CHANNEL 4TV CHANNEL
Sovetskoe of Pervomaiskyi district	№ 05-023227 of 26.12.2005 № 05-021031 of 26.12.2005	Till 25.12.2015 Till 25.12.2015	4TV CHANNEL 6TV CHANNEL
Staroe Tyurino	№ 05-021028 of 26.12.2005	Till 25.12.2015	10TV CHANNEL
Stepanovka	№ 05-023239 of 29.12.2005 № 05-021227 of 28.12.2005	Till 29.12.2005 Till 27.12.2015	5TV CHANNEL 2TV CHANNEL
Staromukmenevo	№ 05-021226 of 28.12.2005	Till 27.12.2015	2TV CHANNEL
Starokulsharipovo	№ 04-002979 of 23.05.2005	Till 22.05.2015	8TV CHANNEL
Staroyashkino	№ 05-021249 of 29.12.2005	Till 28.12.2015	3TV CHANNEL
Studenoe	№ 05-021230 of 28.12.2005	Till 27.12.2015	10TV CHANNEL
Stepnoi	№ 05-021185 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Slonovka	№ 05-021229 of 29.12.2005	Till 28.12.2015	10TV CHANNEL
Slonovka	№ 04-003086 of 23.05.2005	Till 22.05.2015	12TV CHANNEL
Sverdlovskyi	№ 05-023230 of 26.12.2005 № 05-021225 of 28.12.2005	Till 25.12.2015 Till 27.12.2015	4TV CHANNEL 2TV CHANNEL
Sofievka	№ 05-023225 of 26.12.2005 № 05-021285 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	40TV CHANNEL 5TV CHANNEL
Oktayabrskoe	№ 05-021195 of 26.12.2005	Till 25.12.2015	10TV CHANNEL
Ozernyi	№ 05-021189 of 26.12.2005	Till 25.12.2015	10TV CHANNEL
Ozernyi	№ 05-012351 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Orenburg	№ 03-06753 of 12.11.2003 № 06-002634 of 14.04.2006	Till 01.08.2005 Till 13.04.2016	24TV CHANNEL 31TV CHANNEL
Orenburg	№ 05-018535 of 30.12.2005	Till 29.12.2015	9TV CHANNEL
Orsk	№ 05-021034 of 26.12.2005	Till 25.12.2015	3TV CHANNEL
Orsk	№ 06-005199 of 18.07.2006.	Till 17.07.2016	24TV CHANNEL
Obilnyi	№ 05-021196 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Saransk town	№ 11-05-20/21269 of 05.05.2003	Till 20.05.2008	2TV CHANNEL
Tamdysai	№ 05-017031 of 28.12.2005	Till 27.12.2015	8TV CHANNEL
Troitskoe	№ 05-021055 of 26.12.2005	Till 25.12.2015	8TV CHANNEL

	№ 05-021046 of 26.12.2005 № 05-021259 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	3TV CHANNEL 6TV CHANNEL
Tolkaevka	№ 05-021060 of 26.12.2005	Till 25.12.2015	29TV CHANNEL
Tobolskyi	№ 05-021043 of 29.12.2005	Till 28.12.2015	6TV CHANNEL
Tobolskyi	№ 05-010423 of 26.12.2005	Till 25.12.2015	1TV CHANNEL
Timashevo	№ 05-021079 of 26.12.2005	Till 25.12.2015	9TV CHANNEL
Podlesnoe	№ 05-021106 of 28.12.2005 № 05-021192 of 29.12.2005	Till 27.12.2015 Till 28.12.2015	6TV CHANNEL 9TV CHANNEL
Pilyugino	№ 05-021074 of 26.12.2005	Till 25.12.2015	26TV CHANNEL
Pashkino	№ 05-021184 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Petrovka	№ 05-021012 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Polibino	№ 05-021228 of 28.12.2005	Till 27.12.2015	6TV CHANNEL
Pervokrasnoe	№ 05-023233 of 29.12.2005 № 05-021099 of 28.12.2005	Till 28.12.2015 Till 27.12.2015	4TV CHANNEL 7TV CHANNEL
Preobrazhenka	№ 05-023232 of 29.12.2005 № 05-021200 of 29.12.2005 № 05-021183 of 28.12.2005	Till 28.12.2015 Till 28.12.2015 Till 27.12.2015	4TV CHANNEL 11TV CHANNEL 9TV CHANNEL
Privolnyi	№ 05-021044 of 26.12.2005	Till 25.12.2015	10TV CHANNEL
Pridolinnyi	№ 05-021027 of 26.12.2005	Till 25.12.2015	1TV CHANNEL
Pobeda	№ 05-023219 of 26.12.2005 № 05-021085 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	4TV CHANNEL 7TV CHANNEL
Pavlovo-Antonovka	№ 05-021187 of 29.12.2005 № 05-021180 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	11TV CHANNEL 8TV CHANNEL
Pervomaiskyi	№ 05-021253 of 28.12.2005 № 05-023184 of 29.12.2005	Till 27.12.2015 Till 28.12.2015	8TV CHANNEL 5TV CHANNEL
Pervomaisk	№ 05-021252 of 26.12.2005	Till 25.12.2015	12TV CHANNEL
Pronkino (Sorochinskyi district)	№ 05-021092 of 29.12.2005	Till 28.12.2015	7TV CHANNEL
Putayatino	№ 05-021256 of 29.12.2005 № 05-021223 of 28.12.2005	Till 28.12.2015 Till 27.12.2015	12TV CHANNEL 1TV CHANNEL
Uteevo	№ 05-021052 of 26.12.2005 № 05-023195 of 26.12.2005	Till 25.12.2015	7TV CHANNEL 5TV CHANNEL
Settlement Uralskyi	№ 05-023205 of 29.12.2005	Till 28.12.2015	7TV CHANNEL
Uspenka	№ 05-021030 of 26.12.2005 № 05-023198 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	8TV CHANNEL 4TV CHANNEL

Khortista	№ 05-021247 of 29.12.2005 № 05-021051 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	3TV CHANNEL 2TV CHANNEL
Fedorovka	№ 05-021050 of 29.12.2005 № 05-021039 of 26.12.2005	Till 28.12.2015 Till 25.12.2015	2TV CHANNEL 12TV CHANNEL
Shirokoe (Tashlinskyi district)	№ 05-023187 of 26.12.2005 № 05-021198 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	5TV CHANNEL 9TV CHANNEL
Shestakovka	№ 05-021217 of 28.12.2005 № 05-021081 of 26.12.2005	Till 27.12.2015 Till 25.12.2015	11TV CHANNEL 3TV CHANNEL
Energetik	№ 05-021254 of 29.12.2005	Till 28.12.2005	22TV CHANNEL
Yasnyi	№ 05-021036 of 26.12.2005	Till 25.12.2015	12TV CHANNEL
Yafarovo	№ 05-021023 of 26.12.2005	Till 25.12.2015	7TV CHANNEL
Yagodnoe	№ 05-021022 of 26.12.2005 № 05-021684 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	8TV CHANNEL 5TV CHANNEL
Yaman	№ 05-021058 of 26.12.2005	Till 25.12.2015	6TV CHANNEL
Yasnogorskyi	№ 05-021219 of 28.12.2005	Till 27.12.2015	37TV CHANNEL
Yakovlevka	№ 05-021248 of 29.12.2005 № 05-023196 of 26.12.2005	Till 25.12..2015	6TV CHANNEL 4TV CHANNEL
Yashkino	№ 05-021025 of 26.12.2005 № 05-021191 of 26.12.2005	Till 25.12.2015	11TV CHANNEL 9TV CHANNEL
Insar	№ 06-006890 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Insar	№ 06-006889 of 13.06.2006	Till 12.06.2011	39TV CHANNEL
Dubenki	№ 06-006891 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Dubenki	№ 06-006892 of 13.06.2006	Till 12.06.2011	31TV CHANNEL
Chamzinka	№ 06-006904 of 13.06.2006	Till 12.06.2011	31TV CHANNEL
Chamzinka	№ 06-006903 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Zubova-Polyana	№ 06-006896 of 13.06.2006	Till 12.06.2011	39TV CHANNEL
Zubova-Polyana	№ 06-006897 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Atyashevo	№ 06-006888 of 13.06.2006	Till 12.06.2011	31TV CHANNEL
Atyashevo	№ 06-006893 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Ardatov	№ 06-010257 of 26.07.2006	Till 25.07.2011	31TV CHANNEL
Ardatov	№ 06-010250 of 26.07.2006	Till 25.07.2011	37TV CHANNEL
Ichalki	№ 06-006886 of 06.06.2006	Till 05.06.2011	37TV CHANNEL
Ichalki	№ 06-006887 of 13.06.2006	Till 12.06.2011	31TV CHANNEL
Lyambir	№ 06-010259 of 26.07.2006	Till 25.07.2011	39TV CHANNEL

Lyambir	№ 06-010265 of 26.07.2006	Till 25.07.2011	37TV CHANNEL
B.Bereznyaki	№ 06-006902 of 13.06.2006	Till 12.06.2011	31TV CHANNEL
B.Bereznyaki	№ 06-006901 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
B.Ignatievo	№ 06-010256 of 26.07.2006	Till 25.07.2011	31TV CHANNEL
B.Ignatievo	№ 06-010261 of 26.07.2006	Till 25.07.2011	37TV CHANNEL
Ruzaevka	№ 06-010249 of 26.07.2006	Till 25.07.2011	37TV CHANNEL
Ruzaevka	№ 06-010251 of 26.07.2006	Till 25.07.2011	39TV CHANNEL
Torbeevo	№ 06-006899 of 13.06.2006	Till 12.06.2011	39TV CHANNEL
Torbeevo	№ 06-006898 of 13.06.2006	Till 12.06.2010	37TV CHANNEL
Tengushevo	№ 06-006885 of 06.06.2006	Till 05.06.2011	39TV CHANNEL
Tengushevo	№ 06-006884 of 06.06.2006	Till 05.06.2011	37TV CHANNEL
Temnikov	№ 06-010252 of 26.07.2006	Till 25.07.2011	37TV CHANNEL
Temnikov	№ 06-010254 of 26.07.2006	Till 25.07.2011	39TV CHANNEL
Krasnoslobodsk	№ 06-006894 of 13.06.2006	Till 12.06.2011	39TV CHANNEL
Krasnoslobodsk	№ 06-006895 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Kovylkino	№ 06-006900 of 13.06.2006	Till 12.06.2011	39TV CHANNEL
Kovylkino	№ 06-006905 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Toliyatti town	№ 06-006570 of 30.06.2006	Till 14.03.2009	2500-2700MHz
Toliyatti town	№ 06-009202 of 28.08.2006	Till 27.08.2016	2500-2700MHz
Syzran town	№ 06-006569 of 30.06.2006	Till 14.03.2009	2500-2700MHz
Grachevka	№ 05-023244 of 26.12.2005	Till 25.12.2015	72,62 MHz
Ruzaevka town	№ 04-002448 of 23.05.2005	Till 22.05.2015	67,46 MHz
Sovietsk town	№ 05-007125 of 06.05.2005	Till 05.05.2010	67,07 MHz
Volzhsk town	№ 06-000539 of 14.03.2006	Till 13.03.2016	70,7 MHz
Yurino	№ 06-012563 of 20.11.2006	Till 19.11.2016	72,62 MHz
Shelanger	№ 06-012564 of 20.11.2006	Till 19.11.2016	69,62 MHz
Yavas town	№ 04-002414 of 23.05.2005	Till 22.05.2015	67,67 MHz
Uni town	№ 05-007018 of 06.05.2005	Till 05.05.2010	67,91 MHz
Settlement Nyr	№ 05-007119 of 22.09.2005	Till 04.12.2010	70,55 MHz
Sanchursk town	№ 05-007142 of 06.05.2005	Till 05.05.2010	73,28 MHz
Krasnoslobodsk town	№ 04-002449 of 23.05.2005	Till 22.05.2015	67,31 MHz
Umet town	№ 04-002440 of 23.05.2005	Till 22.05.2015	68,33 MHz
Settlement Romodanovo	№ 04-002461 of 23.05.2005	Till 22.05.2015	71,12 MHz

Lyambir	№ 04-002405 of 23.05.2005	Till 22.05.2015	68,96 MHz
Chamzinka	№ 04-002474 of 23.05.2005	Till 22.05.2015	68,75 MHz
Torbeevo	№ 04-002421 of 23.05.2005	Till 22.05.2015	68,69 MHz
Shaigovo	№ 04-002428 of 23.05.2005	Till 22.05.2015	69,65 MHz
B.Ignatovo	№ 04-002094 of 23.05.2005	Till 22.05.2015	67,34 MHz
Kovylkino	№ 04-002488 of 23.05.2005	Till 22.05.2015	69,14 MHz
B.Bereznyaki	№ 04-002078 of 23.05.2005	Till 22.05.2015	68,42 MHz
Dubenki	№ 04-002089 of 23.05.2005	Till 22.05.2015	67,28 MHz
Elniki	№ 04-002086 of 23.05.2005	Till 22.05.2015	68,78 MHz
Insar	№ 04-002090 of 23.05.2005	Till 22.05.2015	71,03 MHz
Atyurievo	№ 04-002079 of 23.05.2005	Till 22.05.2015	69,77 MHz
Kadoshkino	№ 04-002091 of 23.05.2005	Till 22.05.2015	69,41 MHz
Vechkusy	№04-002083 of 23.05.2005	Till 22.05.2015	66,95MHz
Atyashevo	№ 04-002080 of 23.05.2005	Till 22.05.2015	68,51MHz
Ardatov	№ 04-002917 of 23.05.2005	Till 22.05.2015	72,68MHz
Temnikov	№ 04-002410 of 23.05.2005	Till 22.05.2015	68,99MHz
Temnikov	№ 04-002473 of 23.05.2005	Till 22.05.2015	66,53MHz
Neftegorsk town	№ 05-006673 of 06.05.2005	Till 05.05.2010	68,9MHz
Vyatskie Polyany town	№ 05-007124 of 06.05.2005	Till 08.09.2010	66,35MHz
Vyatskie Polyany town	№ 05-025602 of 14.03.2006	Till 13.03.2016	67,91MHz
Buzuluk town	№ 05-023242 of 29.12.2005	Till 28.12.2015	101.8MHz
Buguruslan town	№ 05-023245 of 26.12.2005	Till 25.12.2015	102,8MHz
Orenburg city	№ 05-015612 of 09.06.2005	Till 08.06.2015	1053KHz
Mary-Turek	№ 06-018075 of 19.12.2006	Till 18.12.2016	68,60 MHz
Novyi Toriyal	№ 05-021107 of 28.12.2005	Till 28.12.2015	67,16MHz
Kilemary	№ 06-001444 of 10.04.2006	Till 09.04.2016	67,61MHz
Morki	№ 06-006963 of 01.06.2006	Till 31.05.2016	70,82 MHz
Paranga	№ 06-006970 of 01.06.2006	Till 31.05.2016	69,11 MHz
Sheklyanur	№ 06-006971 of 01.06.2006	Till 31.05.2016	73,49 MHz
Kozmodemyansk	№ 06-006965 of 01.06.2006	Till 31.05.2016	69,68 MHz
Sernur	№ 06-006968 of 01.06.2006	Till 31.05.2016	69,65 MHz
Sovietskyi	№ 06-006967 of 01.06.2006	Till 31.05.2016	73,91 MHz
Orshanka	№ 06-006966 of 01.06.2006	Till 31.05.2016	70,76 MHz

Kuzhener	№ 06-006964 of 01.06.2006	Till 31.05.2016	72,35 MHz
Novosergievka	№ 05-023246 of 29.12.2005	Till 28.12.2015	105,6 MHz
Arzamas	№ 06-003058 of 19.05.2006	Till 18.05.2016	67,37 MHz
Ardatov	№ 06-004600 of 06.07.2006	Till 05.07.2016	70,67 MHz
Balakhna	№ 06-003066 of 19.05.2006	Till 18.05.2016	69,78 MHz
Bogorodsk	№ 06-004601 of 06.07.2006	Till 05.07.2016	70,79MHz
Bolshoe Boldino	№ 06-004599 of 06.07.2006	Till 05.07.2016	71,03MHz
Bolshoe Murashkino	№ 05-019645 of 30.12.2003	Till 29.12.2015	70,34MHz
Bikkulovo	№ 04-003928 of 23.05.2005	Till 22.05.2015	102,1MHz
Buturlino	№ 06-004598 of 06.07.2006	Till 05.07.2016	70,91MHz
Vad	№ 06-004597 of 06.07.2006	Till 05.07.2016	66,17MHz
Varnavino	№ 06-004596 of 06.07.2006	Till 05.07.2016	67,31MHz
Vacha	№ 06-004594 of 06.07.2006	Till 05.07.2016	66,65MHz
Vetluga	№ 05-019646 of 30.12.2005	Till 29.12.2015	70,91MHz
Voznesenskoe	№ 06-004595 of 06.07.2006	Till 05.07.2016	68,72MHz
Vorotynets	№ 06-004593 of 06.07.2006	Till 05.07.2016	66,74MHz
Voskresenskoe	№ 06-004592 of 06.07.2006	Till 05.07.2016	73,58MHz
Vyksa	№ 05-019644 of 30.12.2005	Till 29.12.2015 Being re-documented with Federal Agency for Communication	68,93MHz
Gagino	№ 06-004591 of 06.07.2006	Till 05.07.2016	73,97MHz
Gorodets	№ 06-004590 of 06.07.2006	Till 05.07.2016	70,94MHz
Diveevo	№ 06-004588 of 06.07.2006	Till 05.07.2016	69,8MHz
Dalnee Konstantinovo	№ 06-004589 of 06.07.2006	Till 05.07.2016	73,58MHz
Krasnye Baki	№ 06-004586 of 06.07.2006	Till 05.07.2016 Being re-documented with Federal Agency for Communication	66,86MHz
Knayaginino	№ 06-004587 of 06.07.2006	Till 05.07.2016	73,85MHz
Kstovo	№ 06-004585 of 06.07.2006	Till 05.07.2016	73,97MHz
Kulebaki	№ 06-004584 of 06.07.2006	Till 05.07.2016	72,17MHz

Lukoayanov	№ 06-004583 of 06.07.2006	Till 05.07.2016	68,87MHz
Lyskovo	№ 06-004582 of 06.07.2006	Till 05.07.2016	70,43MHz
Navashino	№ 06-004581 of 06.07.2006	Till 05.07.2016	67,25MHz
Nizhny Novgorod	№ 06-003065 of 19.05.2006	Till 18.05.2016	102,4MHz
Novosergievka	№ 04-003927 of 23.05.2005	Till 22.05.2015	103,9MHz
Novosmolino	№ 06-006335 of 10.07.2006	Till 09.07.2016	70,58 MHz
Pavlovo	№ 06-004580 of 06.07.2006	Till 05.07.2016	69,8MHz
Pervomaisk	№ 06-004602 of 06.07.2006	Till 05.07.2016	67,51MHz
Perevoz	№ 06-004603 of 06.07.2006	Till 05.07.2016	73,16MHz
Pilna	№ 06-003300 of 19.05.2006	Till 18.05.2016	73,1MHz
Pochinki	№ 04-002425 of 12.04.2005	Till 11.04.2010	68,48MHz
Semenov	№ 06-003057 of 19.05.2006	Till 18.05.2016	67,43MHz
Sergach	№ 06-003060 of 19.05.2006	Till 18.05.2016	72,02MHz
Sechenovo	№ 06-003301 of 19.05.2006	Till 18.05.2016	68,72MHz
Sokolskoe	№ 06-003299 of 19.05.2006	Till 18.05.2016	66,92MHz
Sosnovskoe	№ 06-003302 of 19.05.2006	Till 18.05.2016	70,37MHz
Spasskoe	№ 06-003303 of 19.05.2006	Till 18.05.2016	70,73MHz
Tashla	№ 04-004642 of 23.05.2005	Till 22.05.2015	102,6MHz
Tonkino	№ 06-003070 of 18.05.2006	Till 17.05.2016	67,22MHz
Shakhuniaya	№ 06-003304 of 18.05.2006	Till 17.05.2016	68,54MHz
Shatki	№ 06-003059 of 19.05.2006	Till 18.05.2016	67,85MHz
Sharanga	№ 06-003069 of 19.05.2006	Till 18.05.2016	66,44MHz
Chkalovsk	№ 05-019639 of 30.12.2005	Till 29.12.2015	69,83MHz
Uren	№ 06-003061 of 19.05.2006	Till 18.05.2016	68,84MHz
Urazovka	№ 06-003071 of 19.05.2006	Till 18.05.2016	70,1MHz
Tonshaevo	№ 06-003067 of 19.05.2006	Till 18.05.2016	70,43MHz
Settlement Maina – settlement Ignatovka	№ 05-018307 of 27.12.2005	Till 26.12.2015	10,7-11,7GHz
Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR)-1393	№ 15-19-18/2523 of 17.01.2003	Till 14.01.2008	7-8GHz
Settlement Pinyug – settlement Podosinovets	№ 1016263 of 24.07.2003	Till 20.07.2008	7-8GHz
Village Rozhki – settlement Plotbishche MWR – 4529	№ 15-19-18/1618 of 17.01.2003	Till 14.01.2008	10,7-11,7GHz
Sovetsk town –settlement Kolyanur MWR-3013	№ 15-19-18/15847 of 31.03.2003	Till 31.03.2008	10,7-11,7GHz

Settlement Orichi – settlement Adyshevo MWR -1750	№ 15-19-18/15846 of 31.03.2003	Till 31.03.2008	10,7-11,7GHz
Kirov city – settlement Poroshino MWR- 3716	№ 15-19-18/15848 of 31.03.2003	Till 31.03.2008	10,7-11,7GHz
Malmyzh town – settlement Kilmez MWR-1980	№ 15-19-18/2152 of 20.01.2003	Till 14.01.2008	7-8GHz
Settlement Darovskoi – settlement Vondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	Till 05.01.2008	10,7-11,7GHz
Kirs town – settlement Rudnichnyi MWR-4165	№ 15-19-18/331 of 08.01.2003	Till 05.01.2008	10,7-11,7GHz
Settlement Rudnichnyi – settlement Loino MWR-4411	№ 15-19-18/330 of 08.01.2003	Till 05.01.2008	10,7-11,7GHz
Yaransk town – settlement Sanchursk MWR-1979	№ 15-19-18/583 of 09.01.2003	Till 04.01.2008	7-8GHz
Settlement Podosinovets – Luza town MWR-1981	№ 15-19-18/584 of 09.01.2003	Till 04.01.2008	7-8GHz
Buzuluk – settlement Pervomaiskyi	№ 04-004073 of 08.06.2005	Till 07.06.2015	7-8GHz
Settlement Sakmara – village Nikolskoe	№ 04-004078 of 08.06.2005	Till 07.06.2015	10,7-11,7GHz
Kirov city – settlement Raduzhnyi MWR-1842	№ 15-19-18/577 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
Malmyzh town – village Sludka – Vyatskie Polyany town	№06-007393 of 16.06.2006	Till 15.06.2016	7-8GHz
Village Permskaya – settlement Lupiya – settlement Afanasievo	№ 06-006751 of 15.06.2006	Till 14.06.2016	7-8GHz
Village Permskaya – village Peskovka – Kirs town	№ 06-006756 of 15.06.2006	Till 14.06.2016	7-8GHz
Settlement Orichi – village Zhdanukhino	№ 06-006746 of 15.06.2006	Till 14.06.2016	10,7-11,7GHz
Kirov city – settlement Malaya Subbotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
Village Stulovo – settlement Oktyabrskyi MWR-5077	№ 15-19-18/984 of 10.01.2003	Till 09.01.2008	10,7-11,7GHz
Settlement Ivashevo – settlement Khristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	Till 09.01.2008	10,7-11,7GHz
"ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	Till 09.01.2008	10,7-11,7GHz
Novovyatsk – settlement Sidorovka Omutninsk – settlement Vostochnyi MWR-1755	№ 15-19-18/989 of 10.01.2003	Till 09.01.2008	10,7-11,7GHz
Kirovochepetsk town – settlement Chuvashi MWR-1752	№ 15-19-18/985 of 10.01.2003	Till 09.01.2008	10,7-11,7GHz
Settlement Klyuchi – settlement Astrakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	Till 09.01.2008	10,7-11,7GHz
Omutninsk town – settlement Peskovka MWR-3012	№ 15-19-18/756 of 09.01.2003	Till 08.01.2008	10,7-11,7GHz
Slobodskoi town – settlement Shestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	Till 08.01.2008	10,7-11,7GHz
Kirov city – settlement Zonikha MWR-1300	№ 15-19-18/1004 of 09.01.2003	Till 08.01.2008	10,7-11,7GHz
Settlement Bogorodskoe – Uni – Klyuchi	№ 04-000117 of 09.03.2004	Till 09.03.2012	10,7-11,7GHz
Settlement Latyshskyi – settlement Almezh	№ 06-001277 of 23.03.2006	Till 22.03.2016	398/438MHz
Settlement Duvannoe – village Moloma	№ 06-001302 of 23.03.2006	Till 22.03.2016	398/438MHz
Settlement Borovitsa – village Andreeva Gora	№ 06-001297 of 23.03.2006	Till 22.03.2016	396/436MHz
Settlement Bor – settlement Vanino	№ 06-001759 of 23.03.2006	Till 22.03.2016	396/436MHz
Murashi town – village Verkhoramenie	№ 06-001322 of 23.03.2006	Till 22.03.2016	396/436MHz

Village Pashino – village Ugor	№ 06-005766 of 23.05.2006	Till 22.05.2016	396/436MHz
Semenov town – settlement Purekh	№ 05-022715 of 23.03.2006	Till 22.03.2016	12-13GHz
Settlement Oparino - Settlement Maromitsa	№ 04-004090 of 06.05.2005	Till 05.05.2015	10,7-11,7GHz
Settlement Nogorsk – settlement Sinegorie MWR-1986	№ 15-19-18/751 of 09.01.2003	Till 08.01.2008	10,7-11,7GHz
Papulovo – Uga MWR-1/0071	№ 14-08-17/784 of 09.01.2003	Till 05.01.2008	150-160MHz
Malmizh – settlement Sludka – Vyatskie Polyany town MWR-3575	№ 15-19-18/548 of 08.01.2003	Till 05.01.2008	14-15GHz
Settlement Podosinovets – Luza town MWR-3500	№ 15-19-18/547 of 08.01.2003	Till 05.01.2008	8GHz
Bogorodskoe – Uni – Klyuchi	№ 05-022763 of 25.12.2005	Till 24.12.2015	8010/8276 MHz 8066/8332 MHz
Settlement Oparino - Settlement Maromitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	Till 08.01.2008	10,7-11,7GHz
Settlement Papulovo – settlement Andreeva Gora	№ 04-004745 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Shabury – village Shabury	№ 04-005310 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Yuriya – village Seredina	№ 04-005237 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Ivantsevo – village Troitsa	№ 04-004742 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Oparino – settlement Almezh	№ 04-005249 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Oparino – village Shabury – village Moloma	№ 04-005250 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Village Uchka – settlement Aksenovskaya	№ 04-004750 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Village Sinegorie – village Pervomaisk	№ 04-005232 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Palomitsa – settlement Rechnoi	№ 04-004739 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Village Borovka – village Chistopolie	№ 04-004746 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Sovetsk town – settlement Sitemka	№ 04-004740 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Luza town – village Karavaikovo	№ 04-004741 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Oparino – settlement Vazyuk	№ 04-004738 of 21.04.2005	Till 20.04.2015	147,0-174,0MHz
Papulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	Till 05.01.2008	150-160MHz
Yoshkar-Ola town, Kozmodemyansk town	№ 05-012768 of 07.06.2005	Till 06.06.2010	160,65/156,275 160,85/156,55MHz
Village Nezarovtsy – settlement Kachonki	№ 06-001316 of 22.03.2006	Till 22.03.2016	396/436MHz
Settlement Rudnichnyi – village Ozhmegovo	№ 06-001321 of 23.03.2006	Till 22.03.2016	396/436MHz
Settlement Sinegorie – settlement Pervomaisk	№ 06-001323 of 23.03.2006	Till 22.03.2016	396/436MHz
Settlement Kostino – Kirov city	№ 06-001153 of 25.03.2006	Till 24.03.2016	7900/8100MHz
Penza city – settlement Lesnoi	№ 06-014030 of 30.11.2006	Till 29.11.2016	18-19GHz
Kirs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	Till 05.01.2008	150-160MHz

Kirs – Chernigovskyi	№ 06-005493Д of 05.12.2006	Till 04.12.2016	60-76MHz
Shestakovo – Nagorsk MWR-1841	№ 15-19-18/578 of 09.01.2003	Till 05.01.2008	146,0-174,0 MHz
Demiyanov – Podosinovets –Yakhrenga MWR-1754a	№15-19-18/1597 of 09.01.2003	Till 06.01.2008	10,7-11,7GHz
Pishchal – Suvody MWR-1749	№ 15-19-18/546 of 08.01.2003	Till 05.01.2008	10,7-11,7GHz
Malmyzh – Kaksinvai MWR-1751	№ 15-19-18/1595 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
Kirov – Kirovochepetsk MWR-1892	№ 15-19-18/585 of 09.01.2003	Till 04.01.2008	7-8GHz
Saransk town MWR-5348	№ 1025444 of 02.07.2003	Till 26.06.2008	2400-2500MHz
Settlement Khvalynsk – settlement Dukhovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	Till 21.03.2008	10,7-11,7GHz
Volsk – Plekhany MWR-3897	№ 15-19-18/48180 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Saratov MTS-ATX-2 Engels MWR-3298	№ 15-19-18/48181 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Balakovo ATX-3 - ATX-4, ATX-4 - ATX-2 MWR-3154	№ 15-19-18/48183 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Demiyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Balakovo – Mayanga Balakovo – Pylkovka MWR-3111	№15-19-18/48182 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Zolotoe – Rovnoe	№ 05-012675 of 27.05.2005	Till 26.05.2015	14GHz
Alexandrov Gai – Priuzenskyi MWR-3155	№ 15-19-18/48187 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Samoilovka – Peschanka MWR-3063	№ 15-19-18/48188 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Mokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	Till 23.01.2008	10,7-11,7GHz
Saratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	Till 01.11.2007	7-8GHz
Samara – settlement Lopatino MWR-6213	№ 15-19-18/48380 of 15.11.2002	Till01.11.2007	10,7-11,7GHz
Toliyatti town – village Yagodnoe MWR-3248	№ 15-19-18/48378 of 15.11.2002	Till 01.11.2007	10,7-11,7GHz
Toliyatti town – settlement Povolzhskyi MWR-3157	№ 15-19-18/48379 of 15.11.2002	Till 01.11.2007	10,7-11,7GHz
Toliyatti town – Zhigulevsk town MWR-4072	№ 15-19-18/48377 of 15.11.2002	Till 01.11.2007	14GHz
Toliyatti town ATX-48 – village Khryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	Till 01.11.2007	1811,2024MHz
Toliyatti town ATX-48 – settlement Uzyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	Till 01.11.2007	10,7-11,7GHz
Syzran town Regional Communication Department – RTPS MWR-1444	№ 15-19-18/48610 of 14.11.2002	Till 01.11.2007	10,7-11,7GHz
Samara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	Till 01.11.2007	10,7-11,7GHz
Samara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	Till 01.11.2007	10,7-11,7GHz
Samara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	Till 01.11.2007	10,7-11,7GHz

Village Petrovka – village Yazykovo	№ 06-008698 of 26.07.2006	Till 25.07.2016	394-410MHz/ 434-450MHz
Village Bolshaya Malyshevka – village Georgievka	№ 06-008697 of 26.07.2006	Till 25.07.2016	394-410MHz/ 434-450MHz
Settlement Filevo – settlement Sholga	№ 06-008696 of 26.07.2006	Till 25.07.2016	394-410MHz/ 434-450MHz
Toliyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	Till 01.11.2007	12-13GHz
Village Bolshaya Glushitsa RCD -RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	Till 01.11.2007	10,7 – 11,7GHz
Samara – settlement Rubezhnoe MWR-6179	№ 15-19-18/51610 of 26.11.2002	Till 20.11.2007	10,7 – 11,7GHz
Settlement Severnoe – village Russkyi Kandyz MWR-6746	№ 15-20-18/14936 of 28.03.2003	Till 26.03.2008	7-8GHz
Buzuluk – Proskurino, Buzuluk – Koltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	Till 10.12.2007	10,7-11,7GHz
Village Burannoe – village Novoiletsk	№ 05-009180 of 06.05.2005	Till 05.05.2015	10,7-11,7GHz
Buguruslan town – village Asekeevo MWR-4774	№ 15-19-18/50881of 25.11.2002	Till 15.11.2007	7-8GHz
Buzuluk town – village Tashla MWR-1905	№ 15-19-18/50879 of 25.11.2002	Till 15.11.2007	7-8GHz
Buzuluk town – settlement Pervomaiskyi	№ 04-004120 of 06.06.2005	Till 05.06.2015	7-8GHz
Village Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	Till 15.11.2007	7-8GHz
Gai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	Till 10.12.2007	1811, 2024MHz
Novoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	Till 10.12.2007	10,7-11,7GHz
Gai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	Till 10.12.2007	10,7-11,7GHz
Furmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	Till 10.12.2007	10,7-11,7GHz
Ilek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	Till 10.12.2007	10,7-11,7GHz
Settlement Saraktash – settlement Tyulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	Till 18.12.2007	7-8GHz
Yasnyi town – settlement Svetlyi MWR-0306	№ 15-19-18/55465 of 19.12.2002	Till 18.12.2007	7-8GHz
Akbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	Till 10.12.2007	10,7-11,7GHz
Klyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	Till 10.12.2007	10,7-11,7GHz
RCD-ATX-4 Buguruslan town MWR-3715	№ 15-19-18/54577 of 16.12.2002	Till 10.12.2007	10,7-11,7GHz
Gai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	Till 10.12.2007	10,7-11,7GHz
Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	Till 05.01.2008	150-160MHz
Buzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	Till 05.01.2008	150-160MHz
Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	Till 15.12.2007	10,7-11,7GHz
Sol-Iletsk town – settlement Tamar – Utkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	Till 15.12.2007	10,7-11,7GHz
Village Totskoe – village Totskoe-2 MWR-3578	№ 15-19-18/55479 of 19.12.2002	Till 15.12.2007	10,7-11,7GHz
Village Tashla – village Rannee MWR-3790	№ 15-19-18/55478 of 19.12.2002	Till 15.12.2007	10,7-11,7GHz

Orenburg – settlement Pavlovka MWR-1383	№ 15-19-18/57286 of 30.12.2002	Till 26.12.2007	1811, 2082MHz
Orenburg – settlement Ivanovka MWR-1384	№ 15-19-18/57287 of 30.12.2002	Till 26.12.2007	1724, 1995MHz
Orenburg city – state farm "Sakmarskyi" MWR	№ 04-000119 of 09.03.2004	Till 01.03.2014	10,7-11,7GHz
Dombarovka – Yasnyi town	№ 05-023101 of 15.12.205	Till 14.12.2015	3400-3800MHz
Orenburg city – Kuvandyk town	№ 05-023132 of 15.12.2005	Till 14.12.2015	3400-3800MHz
Orenburg city – Buzuluk town	№ 05-023129 of 15.12.2005	Till 14.12.2015	3400-3800MHz
Orsk town – Kuvandyk town	№ 05-006601 of 07.06.2005	Till 06.06.2015	10,7-11,7GHz
Settlement Pervomaiskyi – settlement Zaikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	Till 26.12.2007	10,7-11,7GHz
Kuvandyk town RUS – Kuvandyk town URS	№ 04-005315 of 07.06.2005	Till 06.06.2015	10,7-11,7GHz
Orenburg city – settlement Gornyi	№ 04-004727 of 07.06.2005	Till 06.06.2015	10,7-11,7GHz
Novotroitsk town – state farm Progress MWR-3626	№ 15-19-18/57284 of 30.12.2002	Till 26.12.2007	10,7-11,7GHz
Novotroitsk town – state farm Progress MWR-3626a	№ 15-19-18/55477 of 19.12.2002	Till 15.12.2007	10,7-11,7GHz
Settlement Aidyrlya – village Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	Till 15.11.2007	10,7-11,7GHz
Settlement Atyashevo – state farm Sarast	№ 05-006222 of 06.06.2005	Till 05.06.2015	10,7-11,7GHz
22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – etc.	№15-20-18/51192 of 22.11.2002	Till 15.11.2007	10,7-11,7GHz
Settlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	Till 28.11.2008	10,7-11,7GHz
Kambarka town – village Tarasovo	№ 06-007559 of 20.07.2006	Till 19.07.2016	7-8GHz
Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	Till 15.11.2007	10,7-11,7GHz
Izhevsk city, MWR-3730	№ 15-20-18/51191 of 22.11.2002	Till 15.11.2007	2400MHz
Toliyatti town	№ 04-001911 of 21.02.2006	Till 14.03.2006 Being re-documented with Federal Agency for Communication	2,5-2,7GHz
Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX	№ 15-20-18/1592 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
Krasnogorskoe – Kokman MWR-3729	№ 15-20-18/1593 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
MWR-3753 Izhevsk ATX-26 – Izhevsk;	№ 15-20-18/1591 of 09.01.2003	Till 05.01.2008	1,4GHz

Izhevsk ATX-26 – settlement Dorozhnyi Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory Izhevsk – Volozhka Izhevsk Between AMTX-ATX-71,36,22, – Pazely			10,7-11,7GHz 10,7-11,7GHz 10,7-11,7GHz
Izhevsk city – settlement Dorozhnyi	№15-20-18/1591 of 09.01.2003	Till 05.01.2008	1481,5/1432,5MHz
Village Yakshur-Bodiyach – settlement Pozely	№15-20-18/1591 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
Settlement Krasnogorie – settlement Kokman	№ 15-20-18/1593 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
Settlement Polom – settlement Kez – settlement Kabalud	№ 15-20-18/1592 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
Kozmodemiyansk town – village Emeshevo	№ 05-020782 of 17.12.2005	Till 16.12.2015	394-410/434-450MHz
Settlement Kilemary – village Nezhnur	№ 04-005811 of 21.04.2005	Till 20.04.2015	7-8GHz
Settlement Sheklyanur – settlement Kilemary	№ 05-022836 of 02.03.2006	Till 01.03.2016	7-8GHz
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	Till 05.03.2008	7-8GHz
Kozmodemiyansk town – settlement Yurino, Kozmodemiyansk town – village Mar'ino, village Ershovo – Kozmodemiyansk town	№ 06-013846 of 25.10.2006	Till 24.10.2016	7-8GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	Till 05.03.2008	7-8GHz
Settlement Gornyak – settlement Mary-Turek	№ 05-018937 of 18.02.2006	Till 17.02.2016	7-8GHz
Yoshkar-Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodemyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	Till 05.03.2008	7-8GHz
Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	Till 10.10.2008	10,7-11,7GHz
Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	Till 16.12.2007	10,7-11,7GHz
Settlement Morki – settlement Ozerki	№ 06-014229 of 27.11.2006	Till 26.11.2016	14-15GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	Till 16.12.2007	10,7-11,7GHz
Kanash town – Yamashevo	№ 04-000120 of 09.03.2004	Till 09.03.2012	10,7-11,7GHz
Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	Till 16.12.2007	10,7-11,7GHz

Alatyr town – settlement Kirya; Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Settlement Ibrisi – settlement Novoe Churashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Alatyr town – settlement Anyutino MWR-1520	№ 15-20-18/50272 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Cheboksary town – settlement Sosnovka MWR-3209	№ 15-20-18/50271 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Settlement Yamos – village Chebakovo	№ 06-014031 of 30.11.2006	Till 29.11.2016	12-13GHz
Settlement Yamos – settlement Sovkhoznyi	№ 06-014029 of 30.11.2006	Till 29.11.2016	12-13GHz
Yadrin town – village Chebakovo MWR-4552	№ 15-20-18/50270 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Alatyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	Till 11.06.2008	10,7-11,7GHz
Alatyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	Till 11.06.2008	10,7-11,7GHz
Settlement Ibrisi – settlement Buguyany	№ 04-005224 of 06.06.2005	Till 05.06.2015	10,7-11,7GHz
Kanash – Yamashevo MWR-1135	№ 04-000120 of 09.03.2004	Till 01.03.2014	10,7-11,7GHz
Ibrisi – Buguyany	№ 04-005224 of 06.06.2005	Till 05.06.2015	10,7-11,7GHz
Ibrisi - Berezovka	№ 1020609 of 30.12.2003	Till 29.12.2008	10,7-11,7GHz
Alatyr – Atrar MWR-3062	№ 03-01796 of 05.11.2003	Till 06.10.2008	10,7-11,7GHz
Kanash town – village Shikhazany	№ 15-20-18/55160 of 18.12.2002	Till 16.12.2007	10,7-11,7GHz
Alatyr - Solovievskoe	№ 083-06-02/34516 of 23.07.2003	Till 18.07.2008	394/434MHz
Settlement Maina – r/w station Vyry MWR-3612	№ 15-19-18/50310 of 22.11.2002	Till 15.11.2007	10,7-11,7GHz
Dzerzhinsk town - Volodarsk town MWR-4932	№ 1003289 of 02.06.2003	Till 28.05.2008	10,7-11,7GHz
Pavlovo town – settlement Tumbotino	№ 05-022685 of 23.03.2006	Till 22.03.2016	12-13GHz
Nizhny Novgorod – Volodarsk town	№ 103334 of 22.09.2003	Till 09.09.2008	10,7-11,7GHz
Dzerzhinsk town – village Gorbatovka MWR-4931	№ 1003288 of 02.06.2003	Till 28.05.2008	10,7-11,7GHz
Dzerzhinsk town, Kirov avenue – settlement Babino	№ 05-018373 of 27.12.2005	Till 26.12.2015	12,9-13,1GHz
Nizhny Novgorod – settlement Roika	№ 15-19-18/7891 of 18.02.2003	Till 18.02.2008	10,7-11,7GHz
Bogorodsk town – settlement Oranki	№ 05-006597 of 06.06.2005	Till 05.06.2015	10,7-11,7GHz
Settlement Vacha - settlement Sosnovskoe	№ 1014315 of 25.09.2003	Till 11.09.2008	10,7-11,7GHz
Kulebaki - Gremyachevo	№ 1018950 of 10.06.2003	Till 16.06.2008	10,7-11,7GHz
Sosnovskoe – Elizarovo	№ 04-001402 of 23.11.2004	Till 22.11.2014	10,7-11,7GHz

Sosnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	Till 25.05.2008	10,7-11,7GHz
Arzamas – Cherenukha	№ 1024969 of 18.06.2003	Till 18.06.2008	10,7-11,7GHz
Polkh-Motyzley	№ 04-001634 of 23.11.2004	Till 22.11.2014	10,7-11,7GHz
Arzamas – Abramovo – Vasiliev Vrag - Pustyn – Lomovka - Kirillovka - Kazakovo - Morozovka - Novyi Usad - Tumanovo - Shatovka	№ 1003302 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Vad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	Till 18.06.2008	14-15GHz
Diveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Glukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	Till 18.06.2008	10,7-11,7GHz
Arzamas - Lomovka	№ 1003304 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Pustyn – Arzamas	№ 1003303 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Abramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Arzamas – Novyi Usad	№ 1003308 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Arzamas – village Bebyaevo (Arzamas – village Krasnoe; Arzamas – unattended operation)	№ 05-015506 of 07.06.2005	Till 06.06.2015	10,7-11,7GHz
Arzamas – Morozovka	№ 1003307 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Arzamas – Kazakovo	№ 1003306 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Kirillovka – Arzamas	№ 1003305 of 2.06.2003	Till 19.06.2008	10,7-11,7GHz
Glukhovo – Diveevo	№ 1024972 of 26.06.2003	Till 18.06.2008	10,7-11,7GHz
Arzamas – Shatovka	№ 1003310 of 26.06.2003	Till 18.06.2008	10,7-11,7GHz
Arzamas – Tumanovo	№ 1003309 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Arzamas – Tumanovo	№ 06-014028 of 30.11.2006	Till 29.11.2016	12-13GHz
Arzamas – Abramovo	№ 1003300 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Perevoz – Shpilevo	№ 04-005271 of 06.06.2005	Till 05.06.2015	10,7-11,7GHz
Bor – Linda Bor – Ostankino MWR-4084	№ 1024153 of 10.06.2003	Till 03.06.2008	10,7-11,7GHz
Bor – Ostankino	№ 06-014027 of 30.11.2006	Till 29.11.2016	12-13GHz
Bor – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	Till 03.06.2008	10,7-11,7GHz
Bor town – settlement Kerzhenets	№ 05-022821 of 02.03.2006	Till 01.03.2016	10,7-11,7GHz
Bor – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	Till 03.06.2008	10,7-11,7GHz

Village Ostanino – settlement Bolshcorlovskoc	№ 05-019023 of 17.02.2006	Till 16.02.2016	10,7 – 11,7GHz
Balakhna – Balakhna – Rylovo Balakhna – Maloe Kozino Balakhna – Lukino Balakhna – Shalimovo - Konevo Balakhna – Sovkhoznyi Balakhna – Gidrotorf	№ 1024155 of 10.06.2003	Till 03.06.2008	10,7-11,7GHz
Balakhna – B. Kozino MWR-1633	№ 1024156 of 10.06.2003	Till 03.06.2008	14-15GHz
Balakhna – Sovkhoznyi MWR-4569	№ 1024162 of 10.06.2003	Till 03.06.2008	10.7-11.7GHz
Balakhna – Gidrotorf MWR-4360	№ 1024157 of 10.06.2003	Till 03.06.2008	14-15GHz
Balakhna – Pravdinsk MWR-4354	№ 1024157 of 10.06.2003	Till 03.06.2008	14-15GHz
Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	Till 25.07.2008	10.7-11.7GHz
Balakhna – Istomino	№ 1021512 of 21.08.2003	Till 15.08.2008	7-8GHz
Gorodets – boarding house Burevestnik MWR-4515	№ 15-19-18/51403 of 26.11.2002	Till 20.11.2007	7-8GHz
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	Till 03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	Till 03.06.2008	10.7-11.7GHz
Gorodets – Chkalovsk	№ 04-001729 of 21.03.2005	Till 20.03.2015	7-8GHz
Settlement Voskresenskoe – village Egorovo	№ 04-001082 of 04.11.2004	Till 03.11.2014	146-174ц
Zavolzhie – Khakhaly	№ 06-012587 of 02.11.2006	Till 01.03.2014	10.7-11.7GHz
Gorodets – Voronino	№ 1020535 of 22.09.2003	Till 09.09.2008	10.7-11.7GHz
Lyskovo – Valki	№ 15-19-18/7498 of 13.02.2008	Till 13.02.2008	10.7-11.7GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	Till 24.09.2008	10.7-11.7GHz
Bor town – settlement Ostankino	№ 05-022558 of 23.03.2006	Till 22.03.2016	7-8GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	Till 24.09.2008	10.7-11.7GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	Till 15.08.2008	10.7-11.7GHz
Semenovo – Shaldezhka	№ 1003324 of 06.08.2003	Till 25.07.2008	10.7-11.7GHz
Semenovo – Kulebaki town – village Lomovka – village Teplovo – settlement Gremyachevo	№ 05-022559 of 23.03.2006	Till 22.03.2016	12-13GHz
Chkalovsk – Vershilovo	№ 1003326 of 06.08.2003	Till 25.07.2008	10.7-11.7GHz
Chkalovsk town – village Vysokoe	№ 05-022565 of 28.03.2006	Till 27.03.2016	10,7-11,7GHz

Voskresenskoe – Vozdvizheninskoe	№ 1003332 of 06.08.2003	Till 25.07.2008	10.7-11.7GHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	Till 03.06.2008	10.7-11.7GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	Till 13.10.2006	60-74MHz
Shakhuniaya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	Till 10.06.2008	7-8GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	Till 29.07.2008	10.7-11.7GHz
Ardatov – Mukhtolovo	№ 1025384 of 22.07.2003	Till 10.07.2008	10.7-11.7GHz
Volodarsk – Iliinogorsk	№ 1025387 of 24.07.2003	Till 15.07.2008	1,7-1,9GHz
	№ 15-19-18/10059 of 04.03.2003	Till 26.02.2008	10.7-11.7GHz
Shakhuniaya – Uren MWR-0839	№ 1025127 of 21.06.2003	Till 10.06.2008	7-8GHz
Shakhuniaya – B.Shirokoe MWR-4439	№ 1025130 of 21.06.2003	Till 10.06.2008	10.7-11.7GHz
Varnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	Till 10.06.2008	10.7-11.7GHz
Varnavino – Krasnye Baki MWR-0307	№ 1025175 of 21.06.2003	Till 10.06.2008	7-8GHz
Uren – Semenov MWR-4939	№ 1003296 of 21.06.2003	Till 10.06.2008	10.7-11.7GHz
Uren – Vetluga	№ 05-022567 of 23.03.2006	Till 22.03.2016	12-13GHz
Uren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	Till 10.06.2008	10.7-11.7GHz
Shakhuniaya – Vetluga	№ 1025118 of 21.06.2003	Till 10.06.2008	7-8GHz
Shakhuniaya – Verkhovskoe – settlement Syava – settlement Vakhtan	№ 05-022563 of 23.03.2006	Till 22.03.2016	12-13GHz
Shakhuniaya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	Till 10.06.2008	7-8GHZ
Sharanga – Ustinskoe MWR-4936	№ 1003293of 21.06.2003	Till 10.06.2008	10.7-11.7GHz
Akaty – Chernoe MWR-5656	№ 1005270 of 21.06.2003	Till 10.06.2008	10.7-11.7GHz
Shakhuniaya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	Till 10.06.2008	7-8GHZ
Krasnye Baki – Voskresenskoe MWR-2645	№ 1025170 of 21.06.2003	Till 10.06.2008	7-8GHz
Uren – Ariya MWR-4938	№ 1013933 of 02.06.2003	Till 28.05.2008	10.7-11.7GHz
Uren – Mineevka	№ 05-022361 of 18.02.2006	Till 17.02.2016	10.7-11.7GHz
Nizhny Novgorod – Bor MWR-5120	№ 1003334 of 22.09.2003	Till 09.09.2008	7-8GHz
Nizhny Novgorod – Dzerzhinsk MWR-0557	№ 1027554 of 22.09.2003	Till 09.09.2008	7-8GHz
Voznesenskoe – Polkh Maidan Voznesenskoe – Matyzley	№04-001634 of 23.11.2004	Till 22.11.2014	10.7-11.7GHz
Nizhny Novgorod – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	Till 09.09.2008	7-8GHz
Nizhny Novgorod – Shakhuniaya	№ 06-004717 of 25.04.2006	Till 24.04.2016	7-8GHz
Nizhny Novgorod – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	Till 09.09.2008	10.7-11.7GHz
Nizhny Novgorod (Lyadov square) – settlement Doskino	№ 04-001544 of 09.12.2004	Till 08.12.2014	10.7-11.7GHz

Nizhny Novgorod (ATX 66) – settlement Berezovaya Poima	№ 04-001542 of 20.12.2004	Till 19.12.2014	10.7-11.7GHz
Nizhny Novgorod, Lyadov square – settlement Doskino	№ 04-001524 of 09.12.2004	Till 08.12.2014	10.7-11.7GHz
Sergach – Shubino	№ 15-19-18/7499 of 17.02.2003	Till 13.02.2008	10.7-11.7GHz
Nizhny Novgorod – Roika	№ 15-19-18/7819 of 18.02.2003	Till 17.02.2008	10.7-11.7GHz
1.	№ 15-19-18/51374 of 26.11.2002	Till 20.11.2007	10.7-11.7GHz
Sergach – Lopatino	№ 04-001655 of 20.12.2004	Till 19.12.2014	10.7-11.7GHz
Druzhnyi – Zhdanovskyi MWR-4372 of 26.06.2001	№ 1025001 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Village Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Sechenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Sechenovo town – village M.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Urazovka – Salgany MWR-4408	№ 1024984 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Krasnye Baki – settlement Varnavino	№ 05-022560 of 23.03.2006	Till 22.03.2016	12-13GHz
Kstovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Sergach – Sergachskyi Nizhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Sergach – Lopatino	№ 04-001524 of 09.12.2004	Till 08.12.2014	10.7-11.7GHz
Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982 of 10.06.2003	Till 10.06.2008	10.7-11.7GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	Till 31.07.2008	10.7-11.7GHz
Semenov – Sukhobezvodnoe	№ 15-19-18/51404 of 26.11.2002	Till 20.11.2007	10.7-11.7GHz
Vorotynets – Vasilsursk	№ 15-19-18/7890 of 18.02.2003	Till 17.02.2008	10.7-11.7GHz
Kstovo – Chernukha	№ 15-19-18/10057 of 04.03.2003	Till 26.02.2008	10.7-11.7GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	Till 31.07.2008	10.7-11.7GHz
Settlement Sosnovskoe – village Davydkovo	№ 04-004501 of 03.03.2005	Till 02.03.2015	10.7-11.7GHz
Village Mayaki – settlement Burepolom	№ 04-004580 of 03.03.2005	Till 02.03.2015	10.7-11.7GHz
Chkalovsk town – village Novinki	№ 04-003997 of 03.03.2005	Till 02.03.2015	10.7-11.7GHz
Gorodets town – settlement Kovernino	№ 04-004108 of 31.12.2004	Till 30.12.2014	10.7-11.7GHz
Village Rozhki – village Smirnovo	№ 04-004107 of 03.03.2005	Till 02.03.2015	10.7-11.7GHz
Kstovo – Bezvodnoe	№ 15-19-18/9619 of 28.02.2003	Till 21.02.2008	10.7-11.7GHz
Settlement Prokoshevo - Rabotki	№ 15-19-18/10058 of 04.03.2003	Till 26.02.2008	10.7-11.7GHz
Kstovo – Prokoshevo	№ 15-19-18/9617 of 28.02.2003	Till 21.02.2008	10.7-11.7GHz
Kstovo – B.Mokroe	№ 15-19-18/9618 of 28.02.2003	Till 21.02.2008	10.7-11.7GHz

Kantauruvo – Sitniki	№ 1018084 of 21.08.2003	Till 21.08.2008	7-8GHz
Sosnovskoe - Elizarovo	№ 1018907 of 02.06.2003	Till 28.05.2008	10.7-11.7GHz
Buguruslan – Severnoe	№03-10838 of 25.12.2003	Till 19.12.2008	7-8GHz
Buzuluk – Buguruslan	№ 03-10842 of 25.12.2003	Till 19.12.2008	3,4-3,5GHz
Ulyanovsk city	№ 17-03-33/20434 of 24.04.2003	Till 17.02.2008	1880-1900MHz
Ulyanovsk city	№ 1028792 of 13.11.2003	Till 01.11.2008	1880-1900MHz
Ulyanovsk city	№ 04-005302 of 21.04.2005	Till 20.04.2015	1880-1900MHz
Ulyanovsk city	№ 06-003504 of 18.04.2006	Till 17.04.2016	1880-1900MHz
Kirov, Poroshino, Ganino	№ 1022527 of 03.10.2003	Till 28.09.2008	1880-1900MHz
Kirov city	№ 1027167 of 05.11.2003	Till 20.10.2008	1880-1900MHz
Kirov city	№ 04-005328 of 21.04.2005	Till 20.04.2015	1880-1900MHz
Kirovochepetsk town	№ 04-005318 of 21.04.2005	Till 20.04.2015	1880-1900MHz
Kirov city	№ 06-000889 of 14.03.2006	Till 13.03.2016	1880-1900MHz
Kirov city	№ 06-000871 of 14.03.2006	Till 13.03.2016	1880-1900MHz
Kirov city	№ 06-000879 of 14.03.2006	Till 13.03.2016	1880-1900MHz
Kirov city	№ 06-001289 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Kirov city	№ 06-012101 of 03.10.2006	Till 02.10.2016	1880-1900MHz
Kirov city	№ 06-001281 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Kirov city	№ 06-001264 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Kirov city	№ 06-001263 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Kotelnich town	№ 05-023837 of 27.12.2005	Till 26.12.2015	1880-1900MHz
Settlement Raduzhnyi	№ 05-023840 of 27.12.2005	Till 26.12.2015	1880-1900MHz
Izhevsk city	№ 05-010881 of 06.06.2005	Till 05.06.2015	1880-1900MHz
Penza city	№ 1024686 of 25.09.2003	Till 25.09.2008	1880-1900MHz
Penza city	№ 06-001667 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Nizhny Lomov town	№ 06-009747 of 28.08.2006	Till 27.08.2016	1880-1900MHz
Saransk town (Khmelevskyi str., N.Erkai str., Goncharov str.,);	№ 04-005323 of 31.12.2004	Till 30.12.2014	1880-1900MHz
Settlement Bessonovka	№ 04-005875 of 31.12.2004	Till 30.12.2014	1880-1900MHz
Yaransk town	№ 05-012850 of 09.06.2005	Till 08.06.2015	1880-1900MHz
Penza city	№ 1024686 of 25.09.2003	Till 25.09.2008	1880-1900MHz
Saransk town, Settlement Atyashevo,	№ 17-03-33/16505 of 08.04.2003	Till 08.04.2008	1880-1900MHz

Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka Village Zykovo			
Ruzaevka town Kovylkino town Tengushevo town Dubenki town	№ 17-03-33/45471 of 25.10.2002	Till 30.09.2007	1880-1900MHz
Krasnoslobodsk town	№ 05-022385 of 30.12.2005	Till 29.12.2015	1880-1900MHz
Ruzaevka town	№ 06-001666 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Orsk town	№ 05-020151 of 28.12.2005	Till 27.12.2015	1880-1900MHz
Orsk town	№ 06-009882 of 28.08.2006	Till 27.08.2016	1880-1900MHz
Orsk town	№ 06-009883 of 28.08.2006	Till 27.08.2016	1880-1900MHz
Orsk town	№ 06-009746 of 28.08.2006	Till 27.08.2016	1880-1900MHz
Orenburg city	№ 06-012103 of 03.10.2006	Till 02.10.2016	
Orenburg city	№ 17-03-33/53358 of 10.12.2002	Till 20.11.2007	1880-1900MHz
Orenburg city	№ 06-009748 of 28.08.2006	Till 27.08.2016	1880-1900MHz
Orenburg city	№ 06-009749 of 28.08.2006	Till 27.08.2016	1880-1900MHz
Orenburg city	№ 06-012100 of 03.10.2006	Till 02.10.2016	1880-1900MHz
Orenburg city	№ 06-001541 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Orenburg city	№ 06-012102 of 03.10.2006	Till 02.10.2016	1880-1900MHz
Orenburg city	№ 06-002632 of 14.04.2006	Till 13.04.2016	1880-1900MHz
Novotroitsk town	№ 06 – 009750 of 28.08.2006	Till 27.08.2016	1880-1900MHz
Sorochinsk town	№ 06-002261 of 14.04.2006	Till 13.04.2016	1880-1900MHz
Settlement Svetlyi	№ 06-002262 of 14.04.2006	Till 13.04.2016	1880-1900MHz
Orenburg city	№ 06-001270 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Orenburg city	№ 06-001259 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Orenburg city (settlement Kushkul)	№ 04-005309 of 21.04.2005	Till 20.04.2015	1880-1900MHz
Buzuluk town	№ 06-003261 of 18.04.2006	Till 17.04.2016	1880-1900MHz
Orsk town	№ 04-005236 of 21.04.2005	Till 20.04.2015	1880-1900MHz
Orsk town	№ 06-001265 of 05.04.2006	Till 04.04.2016	1880-1900MHz

Orenburg city	№ 1023822 of 26.08.2003	Till 22.08.2008	1880-1900MHz
Orenburg city	№ 05-010594 of 06.05.2005	Till 05.05.2015	1880-1900MHz
Izhevsk city	№ 17-03-33/53337 of 10.12.2002	Till 20.11.2007	1880-1900MHz
Izhevsk city	№ 17-03-33/13908 of 24.09.2003	Till 18.03.2008	1880-1900MHz
Glazov town Mozhga town Settlement Igra Sarapul town	№ 17-03-33/47476 of 10.11.2002	Till 30.09.2007	1880-1900MHz
Medayany, Rabotki, Vad, Annenkovskyi karier	№ 17-03-33/45167 of 24.10.2002	Till 30.10.2007	1880-1900MHz
Village Medayany of Krasnooktyabrskyi district	№ 05-006603 of 24.03.2005	Till 23.03.2015	1880-1900MHz
Settlement Sovkhoznyi	№ 05-022528 of 30.12.2005	Till 29.12.2015	1880-1900MHz
Cheboksary town (Lenin avenue, Chernyshevsky street)	№ 06-005153 of 10.05.2006	Till 09.05.2016	1880-1900MHz
Cheboksary town (R.Luxemburg)	№ 06-004423 of 10.05.2006	Till 09.05.2016	1880-1900MHz
Cheboksary town (Chernyshevsky street, Solyanoe pr., Lebedev street)	№ 06-005154 of 10.05.2006	Till 09.05.2016	1880-1900MHz
Glazov	№ 1025282 of 29.09.2003	Till 26.09.2008	1880-1900MHz
Votkinsk, Izhevsk, Sarapul	№ 1014972 of 04.07.2003	Till 30.06.2008	1880-1900MHz
Kstovo town Settlement Afonino of Kstovo's district	№ 17-03-33/19861 of 23.04.2003	Till 17.04.2008	1880-1900MHz
Kstovo town	№ 06-007984 of 13.07.2006.	Till 12.07.2016	1880-1900MHz
Village Vad	№ 06-007195 of 10.07.2006	Till 09.07.2016	1880-1900MHz
Volzhsk town	№ 06-016567 of 22.12.2006	Till 21.12.2016	1880-1900MHz
Nizhny Novgorod, Gaidar street	№ 05-017845 of 25.10.2005	Till 24.10.2015	1880-1900MHz
Nizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	Till 05.03.2008	1880-1900MHz
Nizhny Novgorod	№ 05-022719 of 30.12.2005	Till 29.12.2015	1880-1900MHz

Nizhny Novgorod	№ 1026097 of 05.11.2003	Till 27.10.2008	1880-1900MHz
Sergach town	№ 06-007985 of 13.07.2006	Till 12.07.2016	1880-1900MHz
Yoshkar-Ola town	№ 05-013857 of 09.06.2005	Till 08.06.2015	1880-1900MHz
Yoshkar-Ola town	№ 06-004422 of 10.05.2006	Till 09.05.2016	1880-1900MHz
Ruzaevka, Chamzinka, Atyurievo	№ 04-001141 of 12.10.2004	Till 11.10.2014	1880-1900MHz
Saransk town	№ 04-000980 of 12.10.2004	Till 11.10.2014	1880-1900MHz
Kirov city	№ 05-006534 of 24.03.2005	Till 23.03.2015	1880-1900MHz
Kirov city	№ 06-000870 of 14.03.2006	Till 13.03.2016	1880-1900MHz
Kirov city, Luganskaya street	№ 05-017847 of 25.10.2005	Till 24.10.2015	1880-1900MHz
Settlement Torbeevo in the Republic of Mordoviya	№ 05-006403 of 23.03.2005	Till 23.03.2015	1880-1900MHz
Samara city	№ 05-006406 of 23.03.2005	Till 23.03.2015	1880-1900MHz
Arzamas town, Gorodets town, settlement Sitniki, settlement Zheleznodorozhnyi	№ 04-003072 of 28.12.2004	Till 27.12.2014	1880-1900MHz
Arzamas town	№ 06-005786 of 06.06.2006	Till 05.06.2016	1880-1900MHz
Pavlovo town	№ 05-006598 of 23.03.2005	Till 23.03.2015	1880-1900MHz
Pavlovo town	№ 04-3-009279 of 10.09.2004	Till 09.09.2014.	1880-1900MHz
Village Tolkaevka of Orenburg oblast	№ 04-003265 of 28.12.2004	Till 27.12.2014	1880-1900MHz
Sharanga	№ 52-6167 of 30.12.2003	Till 30.12.2006 Being re-documented with Federal Agency for Communication	42,95
Tonkino	№ 52-6168 of 30.12.2003	Till 30.12.2006 Being re-documented with Federal Agency for Communication	42,95
Kirov oblast			

Settlement Lyalsk – village Kuzminskaya	№ 06-003934Д of 27.09.2006	Till 26.09.2016	307,7675/343,7675
Vyatskie Polyany town	№ 06-005475Д of 04.12.2006	Till 03.12.2016	307/343
Omutninsk town	№ 06-005620Д of 04.12.2006	Till 03.12.2016	44,25MHz
Settlement Strizhi – village Reshetniki	№ 06-003925Д of 27.09.2006	Till 26.09.2016	343,6625/307,6625
Settlement Tuzha – village Soboli	№ 06-003926Д of 27.09.2006	Till 26.09.2016	343,6875/307,6875
Settlement Svecha – village Kholmy	№ 06-003927Д of 27.09.2006	Till 26.09.2016	343,8375/307,8375
Village Novaya Ukazna – village Zhirnovo	№ 06-003931Д of 27.09.2006	Till 26.09.2016	343,5625/307,5625
Village Chernushka – village Troitskoe	№ 06-003935Д of 27.09.2006	Till 26.09.2016	343,9875/307,9875
Village Shabury – village Strelskaya	№ 06-003933Д of 27.09.2006	Till 26.09.2016	343,5125/307,5125
Village Nazarovtsy – village Kachonki	№ 06-003928Д of 27.09.2006	Till 26.09.2016	343,7125/307,7125
Settlement Kiknur – village Ulesh	№ 06-003930Д of 27.09.2006	Till 26.09.2016	343,9875/307,9875
Settlement Kiknur – village Chashcha	№ 06-003929Д of 27.09.2006	Till 26.09.2016	343,5125/307,5125
Settlement Oparino – settlement Duvannoe	№ 06-003932Д of 27.09.2006	Till 26.09.2016	307,8125/343,8125
Settlement Lalsk – village Zaborie	№ 06-003937Д of 27.09.2006	Till 26.09.2016	307,9875/343,9875
Zuevka town – village Spaso-Zaozerie	№ 06-003936Д of 27.09.2006	Till 26.09.2016	307,7625/343,7625
Settlement Kilmez – village Polyanka	№ 06-003842Д of 27.09.2006	Till 26.09.2016	307,7375/343,7375
Settlement Oparino – settlement Chursiya	№ 06-003841Д of 27.09.2006	Till 26.09.2016	307,5375/343,5375
Zuevka town – settlement Motous	№ 06-004672Д of 24.10.2006	Till 23.10.2016	307,5375/343,5375
Village Utmanovo – village Grebnevo	№ 06-004670Д of 24.10.2006	Till 23.10.2016	307,5375/343,5375
Settlement Oparino – settlement Sergeevskaya Vereteya	№ 06-004673Д of 24.10.2006	Till 23.10.2016	307,5375/343,5375
Village Ekaterina – village Malaya Melnitsa	№ 06-004671Д of 24.10.2006	Till23.10.2016	307,5375/343,5375
Settlement Pervomaiskyi – settlement Mytets	№ 06-004838Д of 24.10.2006	Till 23.10.2016	307,5375/343,5375
Settlement Nagorsk – village Simonovka	№ 06-004667Д of 24.10.2006	Till 23.10.2016	307,7125/343,7125
Village Nikolaevo – village Anikintsy	№ 06-004668Д of 24.10.2006	Till 23.10.2016	307,8875/343,8875
Village Chistopolie – village Borovka	№ 06-004669Д of 24.10.2006	Till 23.10.2016	307,9375/343,9375
Nizhny Novgorod oblast			
Bogorodsk – Priozernoe	№ 06-005372Д of 01.12.2006	Till 30.11.2016	307;434;
Bor town	№ 06-000275Д of 14.03.2006	Till 13.03.2016	307;434
Bor town	№ 06-003170Д of 07.08.2006	Till 06.08.2016	307;434
Balakhna town – village Trestiyany	№ 06-000274Д of 14.03.2006	Till 13.03.2016	307;434
Settlement Voskresenskoe – village Kuznetsovo	№ 06-000278Д of 14.03.2006	Till 13.03.2016	307;434
Settlement Voskresenskoe	№ 06-002762Д of 10.07.2006	Till 09.07.2016	307;434
Village Brilyakovo – village Karlovo	№ 06-003080Д of 07.08.2006	Till 06.08.2016	307;434

Village Nakhratovo – village Chikhtino	№ 06-000277Д of 14.03.2006	Till 13.03.2016	307;434
Village Monakovo – village Spas-Sedcheno	№ 06-000639Д of 14.03.2006	Till 13.03.2016	307;434
Village Prokoshevo – village Lyapisi	№ 06-001475Д of 19.05.2006.	Till 18.05.2016	307;434
Pavlovo town – village Staroe Shcherbinono	№ 06-000637Д of 14.03.2006	Till 13.03.2016	307;434
Volodarsk town – village Shchelkanovo	№ 06-000638Д of 14.03.2006	Till 13.03.2016	307;434
Perevoz town – settlement Borok	№ 06-000363Д of 14.03.2006	Till 13.03.2016	307;434
Settlement Kovernino – village Talitsy	№ 06-000488Д of 10.03.2006	Till 09.03.2016	307;434
Village Belbazh – village Volokolam	№ 06-000491Д of 10.03.2006	Till 09.03.2016	307;434
Settlement after Stepan Razin – village Orlovka	№ 06-003265Д of 07.08.2006	Till 06.08.2016	307;343
Village Belbazh – village Rameshki	№ 06-000482Д of 10.03.2006	Till 12.03.2016	307;434
Village Verkhovskoe – settlement Syava	№ 06-006066Д of 27.12.2006	Till 26.12.2016	307;434
Settlement Vorotynets – settlement Krasnyi Vostok	№ 06-000486Д of 10.03.2006	Till 09.03.2016	307;434
Settlement Vorotynets – village Bykovka	№ 06-002960Д of 07.08.2006	Till 06.08.2016	307;434
Settlement Vorotynets – village Kalitka	№ 06-003058Д of 07.08.2006	Till 06.08.2016	307;434
Settlement Vorotynets – settlement Kuzmiyar	№ 06-001474Д of 19.05.2006	Till 18.05.2016	307;434
Settlement Vorotynets – village Kriushi	№ 06-000474Д of 10.03.2006	Till 09.03.2016	307;434
Settlement Vorotynets – village Kriushi	№ 06-002961Д of 07.08.2006	Till 06.08.2016	307;434
Settlement Vorotynets – village Nikolskoe	№ 06-001462Д of 19.05.2006	Till 18.05.2016	307;434
Settlement Vorotynets – village Bykovka	№ 06-000483Д of 10.03.2006	Till 09.03.2016	307;434
Settlement Vorotynets – village Belavka	№ 06-003136Д of 07.08.2006	Till 06.08.2016	307;434
Village Tartaley – village Tartaley	№ 06-000479Д of 10.03.2006	Till 09.03.2016	307;434
Village Davydovo – village Berezovka	№ 06-000481Д of 10.03.2006	Till 09.03.2016	307;434
Settlement Dubrovna – village Novoe Zhedrino	№ 06-003173Д of 07.08.2006	Till 06.08.2016	307;343
Village Podlesovo – village Gornyi Borok	№ 06-001464Д of 19.05.2006	Till 18.05.2016	307;434
Village Petrovka – village Malinovka	№ 06-003266Д of 07.08.2006	Till 06.08.2016	307;343
Village Podlesovo – village Vyezdnoe	№ 06-001476Д of 19.05.2006	Till 18.05.2016	307;434
Village Prokoshevo – village Serkovo	№ 06-001463Д of 19.05.2006	Till 18.05.2016	307;434
Village Pochinki	№ 06-003077Д of 07.08.2006	Till 06.08.2016	307;434
Village Purekh – village Kuznetsovo	№ 06-003141Д of 07.08.2006	Till 06.08.2016	307;343
Village Medovartsevo – village Epifanovo	№ 06-000476Д of 10.03.2006	Till 09.03.2016	307;434
Village Medovartsevo – village Verkhopolie	№ 06-000484Д of 10.03.2006	Till 09.03.2016	307;434
Kulebaki town – village Shiloksha	№ 06-000487Д of 10.03.2006	Till 09.03.2016	307;434
Village Bolshoe Pole – settlement Severnyi	№ 06-000489Д of 10.03.2006	Till 09.03.2016	307;434

Village Bolshoe Boldino – village Apraksino	№ 06-003171Д of 07.08.2006	Till 06.08.2016	307;434
Settlement Voskresenskoe – village Chukhlomka	№ 06-000470Д of 10.03.2006	Till 09.03.2016	307;434
Village Khokhlama – village Utkino	№ 06-000492 of 10.03.2006	Till 09.03.2016	307;434
Village Sheloksha – village Veredeevo	№ 06-001465Д of 19.05.2006	Till 18.05.2016	307;434
Village Chirgushi – village Novoselki	№ 06-000478Д of 10.03.2006	Till 09.03.2016	307;434
Settlement Fakel – settlement Bashmakovo	№ 06-000089Д of 10.03.2006	Till 09.03.2016	307;434
Settlement Pionerskyi – settlement Igra	№ 06-000090Д of 10.03.2006	Till 09.03.2016	307;434
Village Medovartsevo – village Poltso	№ 06-000365Д of 14.03.2006	Till 13.03.2016	307;434
Perevoz town – village Kiselikha	№ 06-000368Д of 14.03.2006	Till 13.03.2016	307;434
Village Demino – village Malakhovo	№ 06-000604Д of 13.03.2006	Till 12.03.2016	307;434
Village Demino – village Malakhovo	№ 06-000608 of 13.03.2006	Till 12.03.2016	307;434
Village Kamennoe – village Galanino	№ 06-000607 of 13.03.2006	Till 12.03.2016	307;434
Village Kamennoe – village Zakhvatovo	№ 06-000598Д of 13.03.2006	Till 12.03.2016	307;434
Village Belbazh – village Radost	№ 06-000609Д of 13.03.2006	Till 12.03.2016	307;434
Settlement Vorotynets – village Akhpaevka	№ 06-000601Д of 13.03.2006	Till 12.03.2016	307;434
Sergach town – village Shubino	№ 06-000605Д of 13.03.2006	Till 12.03.2016	307;434
Village Gorevo – village Makarshino	№ 06-000384Д of 14.03.2006	Till 13.03.2016	307;434
Village Nosovaya – village Zavod	№ 06-000280Д of 14.03.2006	Till 13.03.2016	307;434
Village Nosovaya – settlement Zharenskyi	№ 06-001468Д of 19.05.2006	Till 19.05.2006	307;434
Village Novyi Usad – village Ivanovskoe	№ 06-002962Д of 07.08.2006	Till 06.08.2016	307;434
Village Kovrigino – village Korobeinikovo	№ 06-000360Д of 14.03.2006	Till 13.03.2016	307;434
Village Kamenka – village Krutoe	№ 06-00366Д of 14.03.2006	Till 13.03.2016	307;434
Perevoz town – village Medvedkovo	№ 06-000357Д of 14.03.2006	Till 13.03.2016	307;434
Perevoz town – village Selishchi	№ 06-001214Д of 18.04.2006	Till 17.04.2016	307;434
Village Plotinka – village Tugarino	№ 06-000279Д of 14.03.2006	Till 13.03.2016	307;434
Balakhna town – settlement Maloe Kozino	№ 06-000362Д of 14.03.2006	Till 13.03.2016	307;434
Balakhna town – settlement Maloe Kozino	№ 06-003040Д of 08.08.2006	Till 07.08.2016	307;434
Village Davydkovo – village Berezovka	№ 06-000353Д of 14.03.2006	Till 13.03.2016	307;434
Village Chulkovo – village Bobynino	№ 06-000273Д of 14.03.2006	Till 13.03.2006	307;434
Village Nikolaevka – settlement Krasnaya gorka	№ 52-401807 of 12.07.2004	Till 12.07.2007	307;343
Settlement Varnavino – settlement Voskhod	№ 52-2632 of 03.06.2003	Till 03.06.2006	307;343
Village Vad – village Gari	№ 05-001252Д of 26.12.2005	Till 25.12.2015	307;343
Settlement Smirkino – village Stolbovo	№ 06-000606 of 13.03.2006	Till 12.03.2016	307;434

Village Vad – village Bukaley	№ 05-001291Д of 26.12.2005	Till 25.12.2015	307;343
Village Zelenie Gory	№ 06-003054Д of 07.08.2006	Till 06.08.2016	
Village Shvarikha – village Dubenki	№ 05-001831 of 27.12.2005	Till 26.12.2015	307;343
Village Maloe Mamleevo – settlement Novaya Moskva	№ 05-001807Д of 28.12.2005	Till 27.12.2015	307;343
Village Kruykovka – village Berezovka	№ 05-001799Д of 28.12.2005	Till 27.12.2015	307;343
Settlement after Stepan Razin – village Orlovka	№ 05-001791Д of 28.12.2005	Till 27.12.2015	307;343
Village Saldamanov – village Novyi Maidan	№ 05-001809Д of 28.12.2005	Till 27.12.2015	307;343
Village Abramovo – village Novaya Sloboda	№ 06-001466Д of 19.05.2006	Till 18.05.2016	307;434
Village Arapovo – village Aleshkovo	№ 05-001835Д of 28.12.2005	Till 27.12.2015	307;343
Settlement Tonshaevo – village Vyakshener	№ 52-2638 of 03.06.2003	Till 03.06.2006	307;343
Settlement Tonshaevo – village Vyakshener	№ 06-003151Д of 08.08.2006	Till 07.08.2016	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-1571 of 13.04.2004	Till 12.04.2009	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 06-003150Д of 08.08.2006	Till 07.08.2016	307;343
Village Medovartsevo – village Verkhopolie	№ 06-001467Д of 19.05.2006	Till 18.05.2016	307;434
Village Filinskoe – village Bolotnikovo	№ 06-001461Д of 19.05.2006	Till 18.05.2016	307;434
Settlement Varnavino – settlement Mirnyi	№ 25-2634 of 03.06.2003	Till 03.06.2006	307;343
Settlement Varnavino – settlement Voskhod	№ 06-003155Д of 08.08.2006	Till 07.08.2016	307;343
Village Yasentsy – village Kishemskoe	№ 06-001469Д of 19.05.2006	Till 18.05.2016	307;434
Village Valtovo – village Salavir	№ 05-001824Д of 27.12.2005	Till 26.12.2015	307;343
Village Arapovo – village Kudryashki	№ 05-001811Д of 27.12.2005	Till 26.12.2015	307;343
Village Arapovo – village Timonino	№ 05-001817Д of 28.12.2005	Till 26.12.2015	307;343
Village Elizarovo – village Stechkino	№ 06-001168Д of 26.04.2006	Till 25.04.2016	307;343
Village Steksovo – settlement Ideal	№ 06-001169Д of 26.04.2006	Till 25.04.2016	307;343
Settlement Krasnyi bor	№ 06-001202Д of 26.04.2006	Till 25.04.2016	307;343
Settlement Krasnyi bor	№ 06-003137Д of 07.08.2006	Till 06.08.2016	307;343
Settlement Shatki – village Arkhangelskoe	№ 06-001137Д of 26.04.2006	Till 25.04.2016	307;343
Settlement Shatki – village Arkhangelskoe	№ 06-003172Д of 07.08.2006	Till 06.08.2016	307;343
Village Smirnovo – village Alemaevo	№ 06-001166Д of 26.04.2006	Till 25.04.2016	307;343
Village Smirnovo – settlement Svobodnyi Trud	№ 06-003042Д of 07.08.2006	Till 06.08.2016	307;343
Settlement Shatki – settlement Sosnovyi Bor	№ 06-001136Д of 26.04.2006	Till 25.04.2016	307;343
Settlement Shatki	№ 06-001201Д of 26.04.2006	Till 25.04.2016	307;343
Village Kamenka – village Pavlovka	№ 06-001135Д of 26.04.2006	Till 25.04.2016	307;343
Village Petrovka – village Malinovka	№ 06-001134Д of 26.04.2006	Till 25.04.2016	307;343

Village Bogoyavlenie	№ 06-001149Д of 26.04.2006	Till 25.04.2016	307;343
Village Tatarskoe	№ 06-001165Д of 26.04.2006	Till 25.04.2016	307;343
Village Zelenyi dol – village Kalenki	№ 05-001837Д of 27.12.2005	Till 26.12.2015	307;343
Village Zelenyi dol – village Kulikovo	№ 05-001846Д of 27.12.2005	Till 26.12.2015	307;343
Village Arapovo – village Kudreshki	№ 05-001830Д of 27.12.2005	Till 26.12.2015	307;343
Kozmodemiyansk town –village Shari	№ 05-021914 of 30.12.2005	Till 29.12.2015	307;343
Village Mariino – village Kozikovo	№ 06-001230Д of 18.04.2006	Till 17.04.2016	307;434
Village Mariino – village Iksha	№ 06-001213Д of 18.04.2006	Till 17.04.2016	307;434
Village Mary-Sola – Zarechka-Ona	№ 06-001212Д of 18.04.2006	Till 17.04.2016	307;434
Village Mary-Sola – village Yoshkar-Pomash	№ 06-001219Д of 18.04.2006	Till 17.04.2016	307;434
Village Nezhnur – village Malyi Shuduguzh	№ 06-001211Д of 18.04.2006	Till 17.04.2016	307;434
Settlement Yurino – village Polyana	№ 06-001218Д of 18.04.2006	Till 17.04.2016	307;434
Village Mariino – village Kozikovo	№ 06-001321Д of 18.04.2006	Till 17.04.2016	307;434
Village Kokshaisk – settlement Chernoe Ozero	№ 05-021917 of 30.12.2005	Till 29.12.2015	307;343
Village Zelenyi dol – village Afanasievo	№ 05-001841Д of 27.12.2005	Till 26.12.2015	307;343
Urazovka - Klyuchishchi	№ 06-003152Д of 08.08.2006	Till 07.08.2016	307;343
Village Rabotki – settlements	№ 52-2996 of 24.06.2003.	Till 24.06.2006	307;343
Village Rabotki	№ 06-003043Д of 07.08.2006	Till 06.08.2016	307;343
Kstovo	№ 06-003148Д of 08.08.2006	Till 07.08.2016	307;343
Village Ostankino – village Pumra	№ 52-1719 of 21.04.2004	Till 21.04.2007	307;343
Village Ostankino – village Dolgovo	№ 06-003123Д of 07.08.2006	Till 06.08.2016	307;343
Verkhovskoe – Berestyanka	№ 06-003924Д of 24.09.2006	Till 23.09.2016	307;343
Verkhovskoe – Syava	№ 52-6068 of 23.12.2003	Till 23.12.2006 Being re-documented with Federal Agency for Communication	307;343
Konevo – Yuriino	№ 52-6501 of 27.12.2003	Till 27.12.2006 Being re-documented with Federal Agency for Communication	307;343
Serebryanka – village Kr.Rodnik	№ 52-6150 of 26.12.2003	Till 26.12.2006 Being re-	307;343

		documented with Federal Agency for Communication	
Vetluga – Voznesenskoe	№ 06-003154Д of 08.08.2006	Till 08.08.2016	307;343
Vetluga – Voznesenskoe	№ 06-003154Д of 08.08.2006	Till 07.08.2016	307;343
Village Vad – village Salaley	№ 05-001383Д of 25.11.2005	Till 24.11.2015	307;343
Village Elizarovo – village Zalesie	№ 05-002084Д of 04.12.2005	Till 03.12.2015	307;343
Balakhna – Belovskaya	№ 52-3626 of 05.08.2003	Till 05.08.2008	307;343
Voskresenskoe	№ 4-2/15-1867 of 2003	Till 2008.	307;343
Bor – Parizhskoi kommuny	№ 4-2/15-1748 of 08.04.2003	Till 08.04.2008	307;343
Settlement Berezovaya Poima – settlement Orlovskie Dvoriki	№ 06-002949Д of 07.08.2006	Till 06.08.2016	307;343
Bor – Bolsheorlovskoe	№ 4-2/15-1749 of 08.04.2003	Till 08.04.2008	307;343
Bor – Kerzhenets	№ 4-2/15-1750 of 08.04.2003	Till 08.04.2008	307;343
Village Plotinka – village Ivanovskoe	№ 06-003134Д of 07.08.2006	Till 06.08.2016	307;343
Village Plotinka – village Tugarino	№ 06-003041Д of 08.08.2006	Till 07.08.2016	307;343
Village Novoselki – village Devletyakovo	№ 05-002079Д of 04.12.2005	Till 03.12.2015	307;343
Settlement Uzhovka – village Baikovo	№ 06-003135Д of 07.08.2006	Till 06.08.2016	307;343
Settlement Kurikha – settlement Luktos	№ 05-002074Д of 04.12.2005	Till 03.12.2015	307;343
Bolshoe Boldino	№ 05-002251Д of 04.12.2005	Till 03.12.2015	307;343
Village Bolshoe Boldino – village Permeevo	№ 06-003078Д of 08.08.2006	Till 07.08.2016	307;343
Balakhna town	№ 05-002270Д of 04.12.2005	Till 03.12.2015	307;343
Balakhna town – village Belovskaya	№ 06-003157Д of 08.08.2006	Till 07.08.2016	307;343
Pavlovo town – Dolgovo	№ 05-002299Д of 04.12.2005	Till 03.12.2015	307;343
Lukoyanov town – village Poya	№ 05-001794Д of 05.12.2005	Till 04.12.2015	307;343
Village Atingeevo – village Saldamanovo	№ 06-003039Д of 07.08.2006	Till 06.08.2016	307;343
Arzamas town	№ 05-002326Д of 04.12.2005	Till 03.12.2015	307;343
Perevoz town – village Selishche	№ 06-002231 of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Settlement Sosnovskoe	№ 05-002071Д of 04.12.2005	Till 03.12.2015	307;343
Voznesenskoe – Begovatovo	№ 52-6154 of 26.12.2003	Till 26.12.2006 Being re-documented with	307;343

		Federal Agency for Communication	
Varnavino – settlement Mirnyi	№ 06-003153Д of 08.08.2006	Till 07.08.2016	307;343
Voznesenskoe – Lashman	№ 06-005371Д of 01.12.2006	Till 30.11.2016	307;343
Steksovo – Ideal	№ 52-6153 of 26.12.2003	Till 26.12.2006 Being re-documented with Federal Agency for Communication	307;343
Lemet – Turkushi	№ 52-6152 of 26.12.2003	Till 26.12.2006 Being re-documented with Federal Agency for Communication	307;343
Village Linda – village Zorenki	№ 06-003124Д of 07.08.2006	Till 06.08.2016	307;343
Mukhtolovo – Venets	№ 52-6151 of 26.12.2003	Till 26.12.2006 Being re-documented with Federal Agency for Communication	307;343
Village Maloe Mamleevo – village Nikolai Dar	№ 06-001164Д of 26.04.2006	Till 25.04.2016	307;343
Stepana Razina – village Orlovka	№ 06-001147Д of 26.04.2006	Till 25.04.2016	307;343
Village Bolshoe Maresievo – village Kelduyshevo	№ 06-001148Д of 26.04.2006	Till 25.04.2016	307;343
Settlement Shatki – village Kerzhemok	№ 06-001133Д of 26.04.2006	Till 25.04.2016	307;343
Village Yasentsy – village Kishemskoe	№ 06-001167Д of 26.04.2006	Till 25.04.2016	307;343
Lyskovo town – village Golovkovo	№ 06-003059Д of 08.08.2006	Till 07.08.2016	307;343
Village Salgany – village Akulinino	№ 06-003149Д of 08.08.2006	Till 07.08.2016	307;343
Village Novaya Sloboda – village Pralevka	№ 06-001206Д of 26.04.2006	Till 25.04.2016	307;343
Village Bolshoe Boldino – village Pikshen	№ 06-001205 of 26.04.2006	Till 25.04.2016	307;343
Village Bolshoe Boldino – village Chernovskoe	№ 06-001204Д of 26.04.2006	Till 25.04.2016	307;343
Village Shagaevo	№ 06-001203Д of 26.04.2006	Till 25.04.2016	307;343
Lyskovo – Presnetsovo	№ 06-005374Д of 01.12.2006	Till 30.11.2016	307;343
Village Krasnyi Vatras – village Petrovka	№ 06-003079Д of 07.08.2006	Till 06.08.2016	307;434
Village Ichalki	№ 06-003174Д of 07.08.2006	Till 06.08.2016	307;343

Sergach – Malinovka	№ 06-005460Д of 01.12.2006	Till 30.11.2016	307;343
Sergach – village Vyazovka	№ 06-003057Д of 08.08.2006	Till 07.08.2016	307;343
Sergach – Roganovka	№ 06-005375Д of 01.12.2006	Till 04.12.2016	307;343
Salgany – Alexandrovo	№ 06-003156Д of 08.08.2006	Till 30.11.2016	307;343
Salgany – Fedorovka	№ 06-005373Д of 01.12.2006	Till 30.11.2016	307;343
Svecha – Kholmy	№ 06-003927Д of 27.09.2006	Till 26.09.2016	307;343
Varnavino – Voskhod	№ 52-6165 of 30.12.2003	Till 30.12.2006 Being re-documented with Federal Agency for Communication	307;343
Verkhovskoe – Vakhtan	№ 52-6164 of 30.12.2003	Till 30.12.2006 Being re-documented with Federal Agency for Communication	307;343
Village Verkhovskoe – village Berestyanka	№ 06-003924Д of 27.09.2006	Till 26.09.2016	343,9875/307,9875
Tonkino – Pismener	№ 52-6163 of 30.12.2003	Till 30.12.2006 Being re-documented with Federal Agency for Communication	307;343
Bor town – settlement Pamiyati Parizhskoi Kommuny	№ 06-001340Д of 03.05.2006	Till 02.05.2016	307;343
Bor town – settlement Bolsheorlovskoe	№ 06-001342Д of 03.05.2006	Till 02.05.2016	307;343
Bor town – settlement Kerzhenets	№ 06-001341Д of 03.05.2006	Till 02.05.2016	307;343
Village Pafnutovo – village Klopikha	№ 06-003056Д of 08.08.2006	Till 07.08.2016	307;343
Village Bolshie Kruty – village Bobylsk	№ 06-003055Д of 08.08.2006	Till 07.08.2016	307;343
Penza oblast			
Village Kazarka – village Novokovka, Village Kazarka – village Tuynar, Settlement Sura – village Pavlovka, Nikolsk town – village M.Polyana, Village Mezhdurechie – village Pokrovka	№ 06-001382Д of 03.05.2006	Till 02.05.2016	307;343
Salgany – village Akulinino	№ 06-003152Д of 26.08.2006	Till 27.08.2016	307;343

Serdobsk town – village Meshcherskoe	№ 06-002636Д of 10.07.2006	Till 09.07.2016	307;434
The Republic of Mariy-El			
Settlement Kilemary – village Aktayuzh	№ 06-005461Д of 04.12.2006	Till 03.12.2016	307;343
Yoshkar-Ola town – village Elemuchash	№ 06-003348Д of 09.08.2006	Till 08.08.2016	307;343
Settlement Kilemary – village Udyurma	№ 06-003263Д of 09.08.2006	Till 08.08.2016	307;343
Village Pamiyaly – settlement Maiskyi	№ 06-003261Д of 09.08.2006	Till 08.08.2016	307;343
Village Pamiyaly – settlement Maiskyi	№ 06-003262Д of 09.08.2006	Till 08.08.2016.	307;343
Village Nezhnur – village B.Shuduguzh	№ 06-003347Д of 09.08.2006	Till 08.08.2016.	307;343
Village Arda – village Yuksary	№ 12-808 of 18.06.2003	Till 18.06.2006 Being re-documented with Federal Agency for Communication	307;343
Village Arda – village Alataikino	№ 12-809 of 18.06.2003	Till 18.06.2006 Being re-documented with Federal Agency for Communication	307;343
Village Mariino – village Kozlovets	№ 06-003448Д of 09.08.2006	Till 08.08.2016	307;343
Village Mariino – village Kuzmino	№ 06-003202Д of 09.08.2006	Till 08.08.2016	307;343
Village Mariino – village Karasiayary	№ 06-003264Д of 09.08.2006	Till 08.08.2016	307;343
Village Kokshaisk – settlement Chernoe Ozero	№ 05-021917 of 30.12.2005	Till 29.12.2015	307;343
Village Mariino – settlement Kozikovo	№ 06-003343Д of 09.08.2006	Till 08.08.2016	307;343
Village Shoibulak – gardens "Saturn"	№ 12-14-3/1242 of 23.07.2002	Till 23.07.2007	307;343
Settlement Yoshkar-Ola – settlement Lesnoi	№ 12-1571 of 30.12.2003	Till 30.12.2006 Being re-documented with Federal Agency for Communication	307;343
Kozmodemiyansk town – village Shary	№ 05-021914 of 30.12.2005	Till 29.12.2015	307;343

Village Semisola – village Petrovskoe	№ 06-003349Д of 09.08.2006	Till 08.08.2016	307;343
Settlement Pristantsionnyi, village Totskoe, village Kirsanovka	№ 06-002250Д of 09.06.2006	Till 08.06.2016	307;343
Mednogorsk town	№ 06-002196Д of 07.06.2006	Till 06.06.2016	307;343
Village Mariino – village Kozikovo	№ 06-001230Д of 18.04.2006	Till 17.04.2016	307;343
Village Nezhnur – village M. Shuduguzh	№ 06-001211Д of 18.04.2006	Till 17.04.2016	307;343
Village Mari-Sola – village Yoshkar-Pomash	№ 06-001219Д of 18.04.2006	Till 17.04.2016	307;343
Village Mari-Sola – village Zarechka-Ona	№ 06-001212Д of 18.04.2006	Till 27.04.2016	307;343
Village Mariino – village Iksha	№ 06-001213Д of 18.04.2006	Till 17.04.2016	307;343
Settlement Yuriino – village Polyana	№ 06-001218Д of 18.04.2006	Till 17.04.2016	307;343
Settlement Kilemary – settlement Kumiya	№ 06-003346Д of 09.08.2006	Till 08.08.2016	307;343
Settlement Kilemary – village Toidakovo	№ 06-011976Д of 20.09.2006	Till 19.09.2016	307;343
Orenburg oblast			
Village Novonikolskoe – village Kolychevo, village Mustafieo, village Nikolaevka	№ 06-002138Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Dobrinka	№ 06-002195Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nesterovka – village Klyuchevka, settlement Novosergievka	№ 06-002209Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Ziyanchurino – village Bash. Kancherovo, village Adaevo – village Starozaitsevo	№ 06-002210Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Vasilievka – village Novoselki	№ 06-002139Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Aksenkino	№ 06-002194Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Alabaital	№ 06-002193Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Settlement Fadeevskyi – village Besedeno	№ 06-002140Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Starokutlumbetievo, village Starokutlumbetievo – village Shamassovka	№ 06-002156Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Dmitrievka, village Egorievka – village Iskra, village Ereminka	№ 06-002154Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nizhnya Vyazovka, village Verkhya Vyazovka	№ 06-002152Д of 07.06.2006	Till 06.06.2016	343,5-344,0/

			307,5-308,0
Village Tashla – village Prokuronovka, village Vyazovoe – village Krynitsa	№ 06-002151Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Gai town – village Khalilovo, Gai town – village Kalinovka	№ 06-002141Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Sorochinsk town	№ 06-002192Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Novotroitsk town	№ 06-003813Д of 06.09.2006	Till 05.09.2007	343,5-344,0/ 307,5-308,0
Village Sukhorechka, village Privolnoe – village Stepnoe	№ 06-003815Д of 06.09.2006	Till 05.09.2007	343,5-344,0/ 307,5-308,0
Buguruslan town – village Ozerovka, Buguruslan town – village Kiryushkino, village Koptyazhevo	№ 06-002153Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Abdulino town – village Novoyakupovo, Abdulino town – village Novyi Tiris	№ 06-002143Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nizhnepavlovka – village Vyazovka, village Arkhangelovka, r/w station Kargala, settlement Yunyi, village Sergievka, village Nikolskoe	№ 06-002155Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Abdulino town, settlement Pervomaiskyi, village Vasilievka, village Stepanovka, village Iskra, settlement Cheremushki	№ 06-002150Д of 07.06.2006	Till 06.06.2016.	343,5-344,0/ 307,5-308,0
Village Sol-Iletsk, village Ugolnoe, village Boevaya Gora, village Grigorievka	№ 06-002144Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Pleshanovo – village Yugovka, village Preobrazhenka – village Ibrisovo, village Kinzelka – village Voznesenka, village Podolsk – village Staroyuldashevo	№ 06-002145Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Kamsak, settlement Tselinnyi, village Rannee, village Miroshkino, village Tashla – village Borodinsk	№ 06-002146Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Settlement Sladkov, village Yaman, village Ozerki, village Nizhneozernoe, village Studenoe, village Izobilnoe, village Linevka, village Divnopolie – village Zemlyanskoe, village Studenoe – village Krestovka	№ 06-002149Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Novosergievka, village Mustaevo, village Kuvai – village Suzanovo	№ 05-001049Д of 26.12.2005	Till 25.12.2015	307;343MHz
Village Pronkino – village Shestaikino; village Zaviyalovka	№ 05-001455Д of 28.12.2005	Till 27.12.2015	307;343MHz

– Buguruslan town			
Village Krasnokholm – village Gainulino	№ 05-001437Д of 30.12.2005	Till 29.12.2015	307;343MHz
Village Erokhovka – village Petro-Khersonets, village Russko-Ignashkino, village Verkhnee Ignashkino, village Taly, village Lugovoe	№ 05-001473Д of 30.12.2005	Till 29.12.2015	307;343MHz
River harbor "Rutka"	№ ВП-05817 of 22.12.2005	Till 21.12.2015	
Settlement Kilemary – village Kumiaya	№ 06-003346Д of 09.08.2006	Till 08.08.2016	307;343
Gai town, village Ishkinino, settlement Novorudnyi, village Kalinovka	№ 56/4210 of 13.10.2003	Till 13.10.2006 Being re-documented with Federal Agency for Communication	307;343
Orsk town, settlement Novoorsk, village Kvarkeno, settlement Adamovka	№ 56-5665 of 30.12.2003	Till 01.01.2007	37MHz
Village Staroyakupovo, village Boriskino, village Novozherdino, village Nataliino, village Gorodishche, village Chebenki, village Elatomka, village Oktyabrevka, village Kiryushkino	№ 56-876-28 of 27.02.2004	Till 27.02.2007	343-344/ 307-308
Village Ziyanchurino – village Dubinovka, Gai town – village Ishkinino, Village Stepanovka – village Abdrakhmanovo Village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka – village Klyuchevka, village Romanovka; village Zobov – village Zerikla, village Kolychevo – village Novonikolskoe	№ 56-876-27 of 27.02.2004	Till 27.02.2007	343-344/ 307-308
Village Bakaevo – village Zerikla, village Labazy , village Baigorovka – village Fedorovka; settlement Pervomaiskyi – village Maevka, village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogor, village Ch.Otrog , village Sultakai – settlement Maiskyi, settlement Burannyi – settlement Aktynovo	№ 56-876-29 of 27.02.2004	Till 27.02.2007	343-344/ 307-308
Yasnyi town – village Alasai	№ 56/5711 of 30.12.2003	Till 30.12.2006 Being re-documented with	343-344/ 307-308

		Federal Agency for Communication	
Village Vozdvizhenka – village Irek, village Chernyi Otrog, village Sovetskoe – settlement Saraktash	№ 56/5708 of 30.12.2003	Till 30.12.2006 Being re-documented with Federal Agency for Communication	343-344/ 307-308
Kuvandyk town – village Novaya Rakityanka, village Novouralsk – village Lugovskoe, Kuvandyk town – village Churaevo, Kuvandyk town – pioneer camp "Volna"	№ 56/5707 of 30.12.2003	Till 30.12.2006 Being re-documented with Federal Agency for Communication	343-344/ 307-308
Village Grachevka – village Kamenka – village Pokrovka	№ 56/5710 of 30.12.2003	Till 30.12.2006 Being re-documented with Federal Agency for Communication	343-344/ 307-308
Village Andreevka – village Mezhdulesie	№ 56/5709 of 30.12.2003	Till 30.12.2006 Being re-documented with Federal Agency for Communication	343-344/ 307-308
Village Belyaevka – settlement Pravoberezhnyi	№ 56/5712 of 30.12.2003	Till 30.12.2006 Being re-documented with Federal Agency for Communication	343-344/ 307-308
Village Elasy – village Nuzhenaly	№ 12-1580 of 30.12.2003	Till 30.12.2006 Being re-documented with Federal Agency for Communication	307;343
Village Ushkaty – village Bogoyavlenka	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Village Novozhedrino, village Timoshkino, village	№ 06-003706Д of 06.09.2006	Till 05.09.2016	343-344/

Novospasskoe – village Starokutlumbetievo			307-308
Village Dobrinka, village Yafarovo – settlement Komsomolskyi	№ 06-003695Д of 06.09.2006	Till 05.09.2016	343-344/ 307-308
Village Pogromnoe – village Zhidilovka	№ 06-003692Д of 06.09.2006	Till 05.09.2016	343-344/ 307-308
Settlement Novosergievka – village Pokrovka, village Verkhnyaya Platonovka	№ 06-003693Д of 06.09.2006	Till 05.09.2016	343-344/ 307-308
Village Grachevka	№ 06-003707Д of 06.09.2006	Till 05.09.2016	343-344/ 307-308
Village Novomusino – village Urnyak	№ 06-003699Д of 06.09.2006	Till 05.09.2016	343-344/ 307-308
Settlement Novoorsk – village Kumak	№ 06-003709Д of 06.09.2006	Till 05.09.2016	343-344/ 307-308
Village Vasilievka	№ 06-003700Д of 06.09.2006	Till 05.09.2016	343-344/ 307-308
Abdulino town, settlement Iskra – village Arkaevka	№ 06-003703Д of 06.09.2006	Till 05.09.2016	343-344/ 307-308
Village Pleshanovo – village Sredneilyasovo	№ 06-003708Д of 06.09.2006	Till 05.09.2016	343-344/ 307-308
Village Dubinovka – village Novosakmarsk	№ 06-003694Д of 06.09.2006	Till 05.09.2016	343-344/ 307-308
Village Ponomarevka – village Nauruzovo, village Semenovka, village Sofievka, village Nizhnie Kuzly	№ 06-003756Д of 15.09.2006	Till 14.09.2016	343-344/ 307-308
Settlement Kilemary – village Toidakovo	№ 06-011976 of 20.09.2006	Till 19.09.2016	343-344/ 307-308
Village Novaya Kazanka, village Tupikovka, village Aldarkino, village Shakhmatovka	№ 06-003701Д of 12.09.2006	Till 11.09.2016	343-344/ 307-308
Village Vozdvizhenka – village Irek, settlement Saraktash – village Cherkassy	№ 06-003814Д of 12.09.2006	Till 11.09.2016	343-344/ 307-308
Village Koptyazhevo – village Kokosheevka, village Nushtaikino	№ 06-003698Д of 12.09.2006	Till 11.09.2016	343-344/ 307-308
Village Sekretarka, village Pavlovka, village Starodomoseikino	№ 06-003704Д of 12.09.2006	Till 11.09.2016	343-344/ 307-308
Village Sakmara – village Ereminka, village Svetlyi	№ 06-003702Д of 12.09.2006	Till 11.09.2016	343-344/

			307-308
Village Romanovka	№ 06-003705Д of 12.09.2006	Till 11.09.2016	343-344/ 307-308
Settlement Ural – village Zhanatan	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Settlement Ural – settlement Rovnyi	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Settlement Novouralsk – village Zaluzhie	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Settlement Veselyi – village Nagumanovka	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Village Furmanovo – village Konnoe	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Village Furmanovo – village Prudy	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Village Uranbash – village Ivanovka	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Village N.Gumbet – village Morozovskoe	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Settlement Suvorovskyi – village Glubinnoe	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Village Troitsk – village Ivanovka	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Sol-Iletsk town – village Mayachnoe	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Village Sergushino – village Kyzyl Yar	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Village Andreevka – village M.Surmet	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Settlement Dimitrovskyi – settlement Bratskyi	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Settlement Dimitrovskyi – settlement Sukhodolnyi	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Village Yudinka – village Bryanchaninovo	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Village Voskresenovka – village Alexeevka	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Village Kurmanaevka – village Petrovka	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Settlement Koltubanovskyi – settlement Opytnyi	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Village Tashla – village Prokuronovka	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Samara oblast			
Otradnyi town	№ 63-909-895/3373 of 25.12.2003	Till 31.12.2006 Being re-documented with Federal Agency for Communication	300;400
Otradnyi town	№ 63-911-895/3376 of 25.12.2003	Till 31.12.2006 Being re-documented with Federal Agency for Communication	300;400

Otradnyi town	№ 63-911-895/3373 of 25.12.2003	Till 31.12.2006 Being re-documented with Federal Agency for Communication	300;400
Syzran town	№ 63-903-1002/3367 of 25.12.2003	Till 31.12.2006 Being re-documented with Federal Agency for Communication	300;400
Syzran town	№ 63-903-1002/3368 of 25.12.2003	Till 31.12.2006 Being re-documented with Federal Agency for Communication	307;343
Village Shigony	№ 63-903-1002/3369 of 25.12.2003	Till 31.12.2006 Being re-documented with Federal Agency for Communication	307;343
Samara city – village Shelekhmet, Samara city – village Novinki	№ 06-005476Д of 01.12.2006	Till 30.11.2016	307;343
Zhigulevsk town, village Koshki – village N. Feizullovo, village Elkhovka – village Proleika, village Krasnoe Poselenie – village Troitskaya, village Sukhie Avrali – village Mullovka	№ 06-005376Д of 01.12.2006	Till 30.11.2016	307;343
Settlement Kutuzovskyi – village Sharovka, r/w station Yakushkino, village Karmalo – Adelyakovo	№ 06-003386Д of 10.08.2006	Till 09.08.2016	307;343
Village Bogdanovka – aul Kazakkhskyi, Kinel town – village Malyshevka	№ 06-003384Д of 10.08.2006	Till 09.08.2016	307;343
Village N.Mansurkino, village B.Tolkai, village Starye Sosny, village Chernyi Klyuch	№ 06-003383Д of 10.08.2006	Till 09.08.2016	307;343
Village Erzovka	№ 06-003385Д of 10.08.2006	Till 09.08.2016	307;343
Oktyabrsk town, village Usinskoe, village St.Racheika,	№ 06-004233Д of 27.09.2006	Till 04.10.2012	343,5/344,0

settlement Beregovoi, village Usolie			
Chapaevsk town, r/w station Prepolovenka, r/w station Zvezda, village Obsharovka	№ 06-004234Д of 27.09.2006	Till 04.10.2012	343,5/344,0
Village Strochkino – village Nechaikha	№ 06-000610Д of 13.03.2006	Till 12.03.2016	307;434
Ulyanovsk oblast			
Village Kundyukovka – village Alexandrovka	№ 06-004107Д of 27.09.2006	Till 26.09.2016	343,8625/307,8625
Village Bolshie Klyuchishchi – village Lomy	№ 06-004106Д of 27.09.2006	Till 26.09.2016	343,9625/307,9625
Village Bolshoe Nagatki – village Solntse	№ 06-004113Д of 27.09.2006	Till 26.09.2016	343,9875/307,9875
Village Mokraya Bugurna – village M.Tsylna	№ 06-004118Д of 27.09.2006	Till 26.09.2016	343,5125/307,5125
Settlement Elkhovoe ozero – village Budenovka	№ 06-004117Д of 27.09.2006	Till 26.09.2016	343,7375/307,7375
Settlement Kemlya of the Republic of Mordoviya	№ 03-12925 of 25.12.2003	Till 01.12.2008	3335, 5225KHz
The Republic of Mordoviya Village Lyambir, Kovylkino town, Ardatov town, settlement Torbeevo, Ruzaevka town, village Atyashevo, village B.Ignatovo, settlement Chamzinka, village S.Shaigovo, village Kochkurovo, Krasnoslobodsk town, settlement Ichalki, village Elniki, village Dubenki, village Lyambir, settlement Romodanovo, settlement Zubova-Polyana, Temnikov town	№ 04-001804 of 21.03.2005	Till 20.03.2015	2520, 4515, 5225KHz

b) Communication networks.

Physical communication networks used by the issuer for communication services provision:

DLD and intrazonal communication

OJSC "VolgaTelecom" intrazonal primary network is built on cable (copper and fiber-optic) lines and on microwave links.

The length of cable intrazonal transmission lines -		**19 989,1 km**
including:	**- fiber-optic**	**10 784,3 km**
The length of microwave links - including:		**3 232,9 km**
	- digital	**2 028,5 km**
The length of overhead transmission lines -		**759,3 km**
The length of established channels of intrazonal primary network		**23 509,6 thousand channel-km**
including:	**- overhead transmission lines**	**11,6 thousand channel-km**
	- cable transmission lines	**22 492,2 thousand channel-km**
	including:	
	- fiber-optic cable	**20 964,7 thousand channel-km**
	- microwave links	**1 005,8 thousand channel-km**
	- satellite links	**-**
The length of channels formed by digital transmission systems		**22 262,6 thousand channel-km**
including:	**- SDH**	**20 948,9 thousand channel-km**
	- PDH	**1 313,7 thousand channel-km**

Automatic long-distance service

The equipment of automatic long-distance service being in operation at OJSC "VolgaTelecom" network incorporates 12 automatic trunk exchanges (ATX) and the equipment of zonal telephone communication of the total installed capacity of 72 111 channels. The installed capacity of electronic ATXs makes up 65 699 channels, the equipment of zonal telephone communication – 6 412 channels.

Total equipped capacity of ATXs and of the equipment of zonal telephone communication makes up 56 188 channels, including the capacity of electronic exchanges – 51 552 channels, and the equipment of zonal telephone communication – 4 636 channels.

Local communication

Total installed capacity of local telephone communication network of OJSC "VolgaTelecom" makes up 5 010,5 thousand numbers (including, urban telephone communication – 4 209,8 thousand numbers, rural telephone communication – 800,7 thousand numbers). The total number of ATXs is 5775 units, out of them 798 units are at urban telephone network and 4977 units – at rural telephone network.

The quantity of basic telephone sets at OJSC "VolgaTelecom" network is 4 717,0 thousand units (including at urban telephone network – 3 955,1 thousand units, and at rural telephone network – 761,9 thousand units).

In accordance with priorities of development the arrangements are carried out to replace step-by-step decimal and crossbar switching systems with digital ones. At present the installed capacity of electronic ATXs makes up 66,1% of the total installed capacity of the network (including at urban telephone network – 72,0%, and at rural telephone network – 35,0 %).

Telephone density of fixed line communication:

Branch	Telephone density of fixed line communication per 100 residents, total (units/100 residents)	Including	
		Urban telephone network	Rural telephone network
Kirov	27,5	33,5	12,4
The Republic of Mariy-El	27,0	35,6	12,4
The Republic of Mordoviya	27,6	33,4	19,1
Nizhny Novgorod	28,8	33,1	13,0
Orenburg	22,2	27,8	14,7
Penza	22,6	27,9	12,5
Samara	23,6	25,5	15,8
Saratov	22,4	25,6	13,5
The Republic of Udmurtiya	25,5	31,5	12,1
Ulyanovsk	25,3	30,0	12,6
The Republic of Chuvashiya	23,2	31,7	10,0

Telegraph communication

Telegraph communication is organized on the basis of "Alpha-Telex-600" (TK-AT-600) operating in AT/Telex channel switching system (switched-channel telegraph service network) and in message switching system in public telegraph service network.

The number of telegraph channels of all kinds formed by channel forming equipment - 9 900,5

Including:

- backbone channels – 1 185,5

- intraoblast and intradistrict – 8 715

The number of telegraph links, total – 2 265

Including:

- *By channel switching system (CS) – 747,5*
- *By message switching system (MS) – 1 143,5*
- *By ATOL system – 374*

The subscribers of area nodes are connected to TK-AT-600 via ATK remote units.

TK-AT-600 complex implementation allows for passing from analog transmission system to digital one.

Telegraph channeling equipment of TT-144, TT-48, TT-12, TBУ-12M, TBУ-15 type and "Alfa-Link M128" modems are used in the city's hops to connect the subscribers.

Equipped capacity of CS switches is 820 numbers.

The number of terminal units – 2 009 pieces.

Equipped capacity of integrated CS+MS switches is 2 446 numbers.

In case of channels lease, the features of leased channels and the channels' lessor are described:

In accordance with concluded contracts as of 31.12.2006 OJSC "VolgaTelecom" leases 7 661 communication channels from outside organizations, out of these channels: 5 761 - analog channel, and 1 900 – digital channels.

The leased channels are distributed between the branches in the following way:

Branch name	Lessor's name	Channels, total	Including		Including					
					Backbone		Zonal		Local	
			Digital	VF	Digital	VF	Digital	VF	Digital	VF
Kirov	OJSC "Rostelecom"	866	0	412		4		408		
	Other lessors		150	304			150	304		
The Republic of Mariy-El	OJSC "Rostelecom"	217	210	7		7	210			
	Other lessors		0	0						
The Republic of Mordoviya	OJSC "Rostelecom"	76	0	76		4		72		
	Other lessors		0	0						
Nizhny Novgorod	OJSC "Rostelecom"	1113	0	213		33		180		
	Other lessors		900	0			360		540	
Orenburg	OJSC "Rostelecom"	2930	2370	320		10	2370	310		
	Other lessors		240	0			240			
Penza	OJSC "Rostelecom"	96	1	5	1	5				
	Other lessors		90	0					90	
Samara	OJSC "Rostelecom"	2043	1110	40		32	1110	8		
	Other lessors		660	233			270	228	390	5
Saratov	OJSC "Rostelecom"	252	0	252		12		240		
	Other lessors		0	0						
The Republic of Udmurtiya	OJSC "Rostelecom"	4	0	4		4				
	Other lessors		0	0						
Ulyanovsk	OJSC "Rostelecom"	31	0	31		5		26		
	Other lessors		0	0						
The Republic of Chuvashiya	OJSC "Rostelecom"	33	0	3		3				
	Other lessors		30	0			30			
TOTAL	OJSC "Rostelecom"	7661	3691	1363	1	119	3690	1244	0	0
	Other lessors		2070	537	0	0	1050	532	1020	5

The features of analog and digital channels leased from outside organizations meet the requirements of voice-frequency channel electrical parameters (RF Ministry of communication Order № 43 of 15.04.96) and the requirements of digital channel electrical parameters (RF Ministry of communication Order № 92 of 10.08.96).

3.3. The issuer's future activity plans

Brief description of the issuer's future activity plans and the sources of future revenues:

The Issuer's market strategy is to form and implement competitive services, to obtain maximum possible profit and to improve the efficiency of investments, and in the long run to satisfy completely the consumer demand for communication services.

The marketing strategy is based on the following provisions:

OJSC "VolgaTelecom" is a natural monopolist operating on the territory of 11 oblasts and republics of the Volga region and provides the widest range of services for various categories of customers. The Issuer is not planning to change the geography of its business and is not planning to diversify its business into other industries.

The Issuer's competitive advantage rests on the utilization of unique network and infrastructure resources of a traditional operator.

The most important indicators of the Issuer's operation efficiency are the growth of turnover and profit.

The main internal task is reorganization and enhancement of the Issuer's manageability.

OJSC "VolgaTelecom" is developing its activity in the entire range of telecom services on the basis of research and analysis of the Volga region market development.

The Issuer's basic strategic objective to 2011 is to keep the leading position at the Volga region communication services market with maintaining the total share of the market at the level of at least 60% by revenues (excluding cellular operators), and at least 30% by revenues with due account for cellular communication.

In 2007 the Issuer forecasts the gain to the tune of 73,05 thousand numbers which under the conditions of market saturation is quite an ambitious plan.

Despite the fact that at present new services occupy about 10,6% in the structure of the Issuer's revenues, under the conditions of liberalization of traditional communication services market and penetration of innovation technologies into Russia, in the long view the importance of modern telecom services will grow considerably.

In 2007 the share of new communication services in the Company's revenues structure is expected to grow to 11,8% (vs. 7,1% in 2005 and 10,6% in 2006).

In respect of income growth rates, the priority in the structure of scheduled income is occupied by new telecommunication services. Telecommunication services market of the Volga Federal district is characterized by insufficient level of penetration of new telecommunication services (services of intelligent network, wideband access and others), the tariffs for which are not subject to government regulation. The basic goal of OJSC "VolgaTelecom" in 2007 is to strengthen positions at the market of perspective and highly profitable services and maximum possible increase of income share from new telecommunication services in the total structure of the Issuer's income for the purpose of increasing the general level of cost-efficiency.

Interregional Multiservice Network (IMN) of data transfer is to become considerable competitive advantage of the Issuer (the first stage of its construction in Nizhny Novgorod oblast was already completed). OJSC "VolgaTelecom" IMN will allow for establishing virtual networks of large corporate customers in the Volga Federal district, and also for resolving corporate tasks of exchange of information between OJSC "VolgaTelecom" branches.

Call-center or the Center of calls processing is put into commercial operation in 9 OJSC "VolgaTelecom" branches out of the 11. The Issuer's management plans include establishment of Call-Centers in all oblasts' centers of the Volga region for providing its clients with reference information, and for servicing commercial organizations interested in the services of Call-Center.

The basic strategic trends of OJSC "VolgaTelecom" development in the medium-term prospect are the following:

- satisfaction of solvent demand for basic services at the expense of raising the usage of telephone number capacity;

- establishment of uniform centers of payments and servicing;

- development of centers of Internet provision, connection of regional data transfer networks to Internet;

- development of inquiry and communications services;

- improving corporate customers servicing, formation of nomenclature of services optimal for them.

Long-term strategic trends of OJSC "VolgaTelecom" development are the following:

- establishment of modern telecommunication system, including digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines;

- universal implementation of new technologies: ATM, xDSL;

- integration of management and telecommunication infrastructure with international informational and switching systems;

- improvement of quality of rendered services;

- optimization of the list of rendered services for the purpose of increasing the share of their most progressive kinds;

- maximization of profitability of the Issuer's activity;

- optimal tariff policy in the light of observing the interests of the Issuer's shareholders and of the entire Company;

- tight control over the level of expenditures;

- conducting active marketing policy;

- improvement of corporate governance quality.

The change of the Issuer's activity profile is not planned. The Issuer will continue to conduct its activity in accordance with valid licenses for communication services provision and in accordance with approved Charter.

3.4. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations

1) Organization: ***Association of communication companies of the Volga region***
The issuer's role (place) in this organization: ***Promoter of the Association***
The issuer's functions in this organization: ***Development and promotion of telecommunications and services provided by the Association members***
Participation period: ***since 2000***

2) Organization: ***"Teleinfo" – The Volga region Association of engineers of telecommunications and informatics***
The issuer's role (place) in this organization: ***Promoter of the Association***
The issuer's functions in this organization: ***Providing services in training activity area***
Participation period: ***since 2000***

3) Full name of the organization: ***Nizhny Novgorod Association of enterprises and entrepreneurs***
The issuer's role (place) in this organization: ***Association member***
The issuer's functions in this organization: ***Development and implementation of socially important projects and programs***
Participation period: ***since 1997***

3.5. The issuer's subsidiary and associated economic companies

1. Full and abbreviated brand name: ***Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC")***
Location: ***Russia, Nizhny Novgorod, Gorky sq., Dom Svyazi***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing participation in the charter capital***

The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100 %***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100 %***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – the Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chernogorodskyi Sergey Valerievich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Petrov Mikhail Victorovich – the Chairman of the Management board
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molkov Alexander Alexandrovich – member of collegial executive body
Year of birth: ***1959***
Share in the issuer's charter capital: ***0,001771 %***
Share of the issuer's ordinary stock belonging to the person: ***0,001264 %***

Martynova Larisa Vladimirovna – member of collegial executive body
Year of birth: ***1971***
Share in the issuer's charter capital: ***none***

Share of the issuer's ordinary stock belonging to the person: ***none m***

Ponomarenko Anatolyi Anatolievich – member of collegial executive body
Year of birth: ***1971***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vasiliev Vladislav Albertovich – member of collegial executive body
Year of birth: ***1971***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chumachenko Maiya Sergeevna – member of collegial executive body
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Panov Alexey Nikolaevich – member of collegial executive body
Year of birth: ***1968***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Petrov Mikhail Victorovich – General Director
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

2. ***Full and abbreviated brand name: Closed Joint Stock Company "RTCOM" (CJSC "RTCOM")***
Location: ***Russia, Saransk town, Kosarev str., 15***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***

Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yarovkina Nataliya Valentinovna – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Monakhov Oleg Olegovich – General Director
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

3. Full and abbreviated brand name: ***Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications")***
Location: ***Russia, Cheboksary town, Shumilov str., 20***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***Local telephone communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Gorshenin Vladimir Serafimovich – General Director
Year of birth: ***1950***

Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

4. Full and abbreviated brand name: ***Limited Liability Company "NIZHEGORODSKYI TELESERVICE" (LLC "NIZHEGORODSKYI TELESERVICE")***
Location: ***Russia, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100 %***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***data transfer services and telematic services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):

Zakharov Sergey Anatolievich – Chairman of the Management board
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Management board
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Loskutov Alexander Vasilievich – member of the Management board
Year of birth: ***1959***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Zakharov Sergey Anatolievich – General Director
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

5. Full and abbreviated brand name: ***Limited Liability Company "VYATKASVYAZSERVICE" (LLC "VYATKASVYAZSERVICE")***
Location: ***Russia, Kirov city, Drelevsky str., 43/1***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***

The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***other services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):

Dolzhenkov Alexey Borisovich – Chairman of the Management board
Year of birth: ***1970***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Proskura Dmitry Victorovich – member of the Management board
Year of birth: ***1970***
Share in the issuer's charter capital: ***0,000683%***
Share of the issuer's ordinary stock belonging to the person: ***0,000259%***

Popova Elena Nikolaevna – member of the Management board
Year of birth: ***1962***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Dolzhenkov Alexey Borisovich – General Director
Year of birth: ***1970***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

6. Full and abbreviated brand name: ***Closed Joint Stock Company "Saratov - Mobile" (CJSC "Saratov - Mobile")***
Location: ***Russia, Saratov city, Kiselev str., 40***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors

Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Artemiev Alexey Vladimirovich – member of the Board of directors
Year of birth: ***1972***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Bakunin Mikhail Petrovich – member of the Board of directors
Year of birth: ***1980***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Popova Elena Nikolaevna – member of the Board of directors
Year of birth: ***1962***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Nelyubov Dmitry Valentinovich – General Director
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

7. Full and abbreviated brand name: ***Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile")***
Location: ***Russia, Penza city, Kuprin str., 1/3***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100 %***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Molkov Alexander Alexandrovich – Chairman of the Board of directors

Year of birth: ***1959***
Share in the issuer's charter capital: ***0,001771%***
Share of the issuer's ordinary stock belonging to the person: ***0,001264%***

Baev Andrey Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Bakunin Mikhail Petrovich – member of the Board of directors
Year of birth: ***1980***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chistyakova Nataliya Evgenievna – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Metelkin Sergey Nikolaevich – General Director
Year of birth: ***1959***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

8. Full and abbreviated brand name: ***Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile")***
Location: ***Cheboksary town, K.Ivanov str., 83***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Bakunin Mikhail Petrovich – Chairman of the Board of directors
Year of birth: ***1980***

Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molkov Alexander Alexandrovich – – member of the Board of directors
Year of birth: ***1959***
Share in the issuer's charter capital: ***0,001771%***
Share of the issuer's ordinary stock belonging to the person: ***0,001264%***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Board of directors
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zaraiskyi Victor Yakovlevich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's charter capital: ***0,009832%***
Share of the issuer's ordinary stock belonging to the person: ***0,01138219%***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Dubinin Vladimir Ilyich – General Director
Year of birth: ***1955***
Share in the issuer's charter capital: ***0,000861%***
Share of the issuer's ordinary stock belonging to the person: ***0,000065%***

9. Full and abbreviated brand name: ***Closed Joint Stock Company "Transsvyaz" (CJSC "Transsvyaz")***
Location: ***Russia, Nizhny Novgorod, Chaadaev str., 2***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***local telephone communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Ketkov Alexander Yulievich – Chairman of the Supervisory council

Year of birth: ***1972***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zakharov Andrey Sergeevich – member of the Supervisory council
Year of birth: ***1972***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Supervisory council
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Popova Elena Nikolaevna – member of the Supervisory council
Year of birth: ***1962***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shashkov Vladimir Evgenievich – member of the Supervisory council
Year of birth: ***1968***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Sumin Yuri Afanasievich – General Director
Year of birth: ***1957***
Share in the issuer's charter capital: ***0,000961%***
Share of the issuer's ordinary stock belonging to the person: ***0,001221%***

10. Full and abbreviated brand name: ***Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice")***
Location: ***Russia, Nizhny Novgorod, Gorky sq., Dom Svyazi***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***80%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***80%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Konkova Lyudmila Alexandrovna – Chairman of the Board of directors

Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zakharov Andrey Sergeevich – member of the Board of directors
Year of birth: ***1972***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Loskutov Alexander Vasilievich – member of the Board of directors
Year of birth: ***1959***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Popova Elena Nikolaevna – member of the Board of directors
Year of birth: ***1962***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shashkov Vladimir Evgenievich – member of the Board of directors
Year of birth: ***1968***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Zakharov Sergey Anatolievich – General Director
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

11. Full and abbreviated brand name: ***Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix")***
Location: ***Russia, Orenburg city, Tereshkova str., 10***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: *73,6%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *73,6%*
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***Internet, data transfer network services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Grechushchev Nikolai Fedorovich – Chairman of the Board of directors
Year of birth: ***1948***

Share in the issuer's charter capital: ***0,011928%***
Share of the issuer's ordinary stock belonging to the person: ***0,01268%***

Pilipteev Vyacheslav Ivanovich – member of the Board of directors
Year of birth: ***1952***
Share in the issuer's charter capital: ***0,000111%***
Share of the issuer's ordinary stock belonging to the person: ***0,000148%***

Zakharov Andrey Sergeevich – member of the Board of directors
Year of birth: ***1972***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fetisova Julia Alexandrovna – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Popova Elena Nikolaevna – member of the Board of directors
Year of birth: ***1962***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Momotenko Nikolai Petrovich – General Director
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

12. Full and abbreviated brand name: ***Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM")***
Location: ***Russia, Ulyanovsk city, Goncharov str., 52***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***60%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***60%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***

Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kukina Elena Alexandrovna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Maslennikov Yuri Vasilievich – member of the Board of directors
Year of birth: ***1950***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Skvortsov Boris Vladimirovich – member of the Board of directors
Year of birth: ***1941***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Ivanov Dmitry Vladimirovich – General Director
Year of birth: ***1971***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

13. Full and abbreviated brand name: ***Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM")***
Location: ***Russia, Orenburg city, Volodarsky str., 11***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***51%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***51%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Girev Andrey Vitalievich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushin Gennady Vasilievich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Pyzhov Alexander Anatolievich – Chairman of the Management board
Year of birth: ***1978***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pivovarova Marina Gennadievna – member of the Management board
Year of birth: ***1959***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Levin Sergey Nikolaevich – member of the Management board
Year of birth: ***1967***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Strukova Marina Iosifovna – member of the Management board
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Pyzhov Alexander Anatolievich – General Director
Year of birth: ***1978***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

14. Full and abbreviated brand name: ***Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T")***
Location: ***Russia, Kazan city, Lomzhinskaya str., 20A***

Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***50% + 1 ordinary share***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50 % + 1 share***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Belobokov Andrey Yakovlevich – deputy to the Chairman of the Board of directors
Year of birth: ***1958***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vlasov Alexander Vladimirovich – member of the Board of directors
Year of birth: ***1967***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kukina Elena Alexandrovna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Omelchenko Sergey Valerievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer's charter capital: ***none***

Share of the issuer's ordinary stock belonging to the person: ***none***

Nigmatullin Rustam Kamilievich – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ufimkin Anatolyi Yakovlevich – member of the Board of directors
Year of birth: ***1951***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shaidulin Lenart Zaineevich – member of the Board of directors
Year of birth: ***1943***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Minnikhanov Kamil Mukhamedovich – General Director
Year of birth: ***1964***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

15. Full and abbreviated brand name: ***Closed Joint Stock Company "Narodnyi Telephone Saratov" (CJSC "NTS")***
Location: ***Russia, Saratov city, Kiselev str., 40***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the Issuer holds over 20% of the Company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***50% + 1 preferred (voting) share***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***wireless communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Korolkov Oleg Animpadistovich – Chairman of the Board of directors
Year of birth: ***1941***
Share in the issuer's charter capital: ***0,102592%***
Share of the issuer's ordinary stock belonging to the person: ***0,123586%***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Budantsev Oleg Yurievich – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Gavrilov Alexey Alexandrovich – member of the Board of directors
Year of birth: ***1978***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Kalinin Andrey Evgenievich – General Director
Year of birth: ***1955***
Share in the issuer's charter capital: ***0,001106%***
Share of the issuer's ordinary stock belonging to the person: ***0,000001%***

16. Full and abbreviated brand name: ***Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone")***
Location: ***Russia, Nizhny Novgorod, Gorky sq., Dom Svyazi***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the Issuer holds over 20% of the Company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***50%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***wireless communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

The new structure of the Board of directors was not elected, as the annual general meeting of shareholders was not held within the time period set forth by item 1 of article 47 of Federal law "On joint-stock companies".

Basing on item 1 of article 66 of Federal law "On joint-stock companies" the authorities of the members of the Board of directors listed below are terminated excluding the authorities of preparation, convocation and holding annual general meeting of shareholders.

Konkova Lyudmila Alexandrovna – Chairman of the Board of directors
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Karashtin Mikhail Pavlovich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's charter capital: ***0,000276%***
Share of the issuer's ordinary stock belonging to the person: ***0,00028%***

Kukina Elena Alexandrovna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Modin Alexey Nikolaevich – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molozanov Alexander Semenovich – member of the Board of directors
Year of birth: ***1962***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Shuleshov Nikolai Mikhailovich – acting General Director
Year of birth: ***1949***
Share in the issuer's charter capital: ***0,002603%***
Share of the issuer's ordinary stock belonging to the person: ***0,000421%***

17. Full and abbreviated brand name: ***Closed Joint Stock Company "Chery Page" (CJSC "Chery Page")***
Location: ***Russia, Cheboksary town, K.Ivanov str., 83***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the Issuer holds over 20% of the Company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***50%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50%***

The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***paging communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Ovchinnikov Andrey Robertovich – General Director
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

18. Full and abbreviated brand name: ***Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank")***
Location: ***Russia, Izhevsk city, Lenin str., 6***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the Issuer holds over 20% of the Company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***41,73%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***41,73%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***0,001439%***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***0,001919%***
Core activity type description: ***banking activity***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Konkova Lyudmila Alexandrovna – Chairman of the Board of directors
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kapeluyshnikov Igor Isaakovich – member of the Board of directors
Year of birth: ***1946***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fariseev Valeryi Mikhailovich – member of the Board of directors
Year of birth: ***1954***
Share in the issuer's charter capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fomichev Sergey Mironovich – member of the Board of directors
Year of birth: ***1939***
Share in the issuer's charter capital: ***0,000777%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yudin Andrey Nikolaevich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Fariseev Valeryi Mikhailovich – Chairman of the Management board
Year of birth: ***1954***
Share in the issuer's charter capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vyalshin Alexander Pavlovich – member of collegial executive body
Year of birth: ***1951***
Share in the issuer's charter capital: ***0,000107%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Malykh Irina Vitalievna – member of collegial executive body
Year of birth: ***1957***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Fariseev Valeryi Mikhailovich – Chairman of the Bank
Year of birth: ***1954***
Share in the issuer's charter capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

19. Full and abbreviated brand name: ***Closed Joint Stock Company "Samara Telecom" (CJSC "Samara Telecom")***
Location: ***Samara city, Polevaya str., 43***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the Issuer holds over 20% of the Company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***27,8%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***27,8%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***local telephone communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Patoka Andrey Evgenievich – Chairman of the Board of directors
Year of birth: ***1969***

Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chernikov Vitalyi Vasilievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushin Gennady Vasilievich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kudryavtsev Alexander Georgievich – member of the Board of directors
Year of birth: ***1954***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Klishin Vitalyi Mikhailovich – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Skvortsov Andrey Borisovich – member of the Board of directors
Year of birth: ***1964***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Mezin Dmitry Alexeevich – General Director
Year of birth: ***1970***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

20. Full and abbreviated brand name: ***Closed Joint Stock Company "Ericsson svyaz" (CJSC "Ericsson svyaz")***
Location: ***Nizhny Novgorod, Gagarin Avenue, 37***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the Issuer holds over 20% of the Company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***24%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***24%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***

The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***export-import operations, consulting and services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

At present the Company does not conduct the activity.

21. Full and abbreviated brand name: ***Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta")***
Location: ***Yoshkar-Ola town, Chavaina blvd., 11 a***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***the Issuer holds over 20% of the Company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***20,86%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***agricultural activity***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Syskov Victor Sergeevich – General Director
Year of birth: ***1967***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

3.6. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets

3.6 1. Fixed assets (property, plant and equipment)

In the reporting period the issuer did not revaluate fixed assets and fixed assets leased for long-term period.

Results of the latest revaluation of fixed assets and of fixed assets leased for long-term period conducted during the last 5 accomplished fiscal years:
During the last five accomplished fiscal years fixed assets and fixed assets leased for long-term period were not revaluated by the issuer.

Plans of acquisition, replacement, retirement of fixed assets the cost of which is 10 and more percent of the issuer's fixed assets value and of other fixed assets at the issuer's discretion:

The Issuer is not planning to make essential changes in the structure of fixed assets, and the Issuer has no plans of acquisition, replacement, retirement of objects of fixed assets the cost of which is 10 and more percent of the Issuer's fixed assets value.

Data on all facts of charge of the issuer's fixed assets:

The data of charge of fixed assets as of the end date of the reporting quarter - 31.12.06 are disclosed in the statement for quarter 1 of 2007 along with accounting statement as of 31.12.06.

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity

4.1.1. Profit and losses

In this reporting period the information is not furnished.

4.1.2. Factors that affected the change of proceeds amount from the issuer's sale of goods, products, works and services and of profit (losses) of the issuer from the core activity

In this reporting period the information is not furnished.

4.2. The issuer's liquidity, adequacy of the issuer's capital and current assets

In this reporting period the information is not furnished.

4.3. The size and the structure of the issuer's capital and current assets

4.3.1. The size and the structure of the issuer's capital and current assets

In this reporting period the information is not furnished.

4.3.2. The issuer's financial investments

In this reporting period the information is not furnished.

4.3.3. The issuer's intangible assets

In this reporting period the information is not furnished.

4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

The issuer's policy in science-engineering development area for the reporting period:

The issuer's policy in science-engineering development area includes the replacement of outdated and inefficient equipment, implementation of acquired innovation technologies, and also the intake of highly-qualified personnel and implementation of modern management system.

The expenses for science-engineering activity for account of the issuer's own funds for the reporting period:

The issuer did not incur the expenses for science-engineering activity, including for the purchase of the results of science–engineering development and did not order new products development with outside organizations (outsourcing) for account of its own funds.

Data on the issuer's policy and expenses in science-engineering development area, in relation to licenses and patents, new developments and investigations:

For the reporting period OJSC "VolgaTelecom" did not get patents, licenses and certificates for trade marks utilization.

In regard to information about the issuer's creation and obtaining of legal safeguard of major objects of intellectual property:

In IT area there are no registered objects of OJSC "VolgaTelecom" intellectual property.

4.5. Analysis of the development trends in the issuer's core activity area

Basic trends of communication industry development since 2001 and basic factors affecting the industry's status:

Communication industry is one of the most dynamically developing industries of Russia's economy. Its growth rates considerably exceed the performances of other industries and the country's economy upon the whole. So, in 2005 communication industry revenues from telecom services provision amounted to 710 billion rubles which is by 31,4% higher vs. similar period in 2004. Communication industry input into GDP has a steady trend to growth (2001 – 2,1%, 2002 – 2,4%, 2003 – 2,9%, 2004 – 4,8%, 2005 – 5%). RF Ministry of IT and communication expects that by 2010 IT and communication industry share in GDP will grow from 5% to 10%.

One of the most important trends of the industry's development in the years to come is radical improvement of communication companies tariff policies by bringing the size of the tariffs for communication services to the level of economically justified expenditures, by reducing to minimum of cross-subsidy of communication services.

In the area of investment policy of Mega-Regional communication companies the tendency is observed to maintain considerable volumes of capital investments for expansion and modernization of public telephone networks and of data transfer networks. The objective of such active investment policy is to liquidate the waiting lines for telephone installation, to raise the level of networks digitalization, to improve the quality of provided services and to develop new communication services.

During the last several years the tendency is observed of re-distribution of income in favor of non-traditional communication services and basically of mobile communication. Since 1999 when the tariffs for local communication started to be established by the government the share of fixed line telephony in the industry's income structure reduced substantially.

Simultaneously with maintaining high rates of development the communication industry is considerably affected by government policy. Increase in the process of liberalization of long-distance communication market and as consequence the growth of competition and activization of alternative operators impact the market positions of Mega-Regional Companies in these segments of the industry.

For the last three years the largest growth rate is with new communication services, such as

Internet, ISDN, IP-telephony, intelligent platform services, etc.

Basic factor affecting the industry's status: ***in the first place:***

- ***government regulation of the industry (including the policy of price formation for regulated communication services, availability of licenses and realization of the industry's reform);***
- ***systematic condition of the country's economy as communication being infrastructure industry is very sensitive to such changes.***

Overall assessment of the results of the issuer's activity in the industry:

When pointing out the Company's development basic tendencies one should rest on the Company's objectives and mission at the market. The Company's affiliation to the services production sphere defines its basic goal which is to obtain additional profit by tracking and reacting to the market demands with the further satisfaction of demand for the services. The understanding of this goal predefines the tendencies and trends of the Company's development.

The first and foremost task of the Company is to maintain and to increase the market share of local telephone communication services, currently the total share of income from these services is 50,9% in the total amount of the Company's income. The increase of share of income from this segment is to a considerable extent facilitated by annual industry development as well as by flexible tariff policy.

In addition, one more aspect of this communication industry development is the replacement of analog switching equipment with digital one. In 2001 the network digitalization made up 33%. By 2005 this figure grew to 63,3%. The equipment replacement allows for improving the quality of provided services, for introducing additional accompanying services, thus improving servicing and consolidating competitive advantages of the Company at the market.

The tendencies of the Company's core activity development for 2001 – 2005 are detailed below.

2001:

The Company's policy in relation to traditional communication services is oriented to holding the positions at the market with simultaneous increase of degree of satisfaction of solvent demand. For the greatest satisfaction of solvent demand the Company continued intensive activity for the network development, upgrading of communication facilities and technological processes, improvement of quality and increase in provided services volumes.

Special attention was paid to the implementation of new technologies (ISDN, Internet, Telephone Plus, voice mail, IP-telephony). During the two years of intensive development, due to flexible tariff policy and ongoing perfection of its technical base, the Company became the leader in the industry.

Current modernization and the development of telephone communication network are aimed at creation of modern, hi-tech, multi-service telecommunication network. When designing a digital network the basis is the strategy of deploying digital automatic telephone exchanges in such a way so that there is the capability of access to digital network services in all districts of the city, and in the first place in the centers of business activity. Thus, the most active part of Nizhny Novgorod business already has the capability of using modern communication services in its activity.

OJSC "Nizhegorodsvyazinform" is consistently realizing market strategy of integrated growth, leading to achieving the strategic goal of the Company - the leader (managing mega-regional company), and namely – creation and realization of scope of competitive services, getting maximum possible profit and increasing investments efficiency.

Major essential events of the year contributing to improvement of the activity results:

- Automatic telephone exchanges of total capacity of 40,0 thousand numbers, including 20 thousand numbers in Nizhny Novgorod were put into operation;

- 44,3 thousand telephone sets were installed, including 19,6 thousand in Nizhny Novgorod, out of them 15,8 thousand telephones were installed in apartments. This allowed to increase the number of telephones per 100 residents, which as of 01.01.2002 in the oblast was 22,7, and in Nizhny Novgorod – 32,5;

- The project "Internet to schools, hospitals, museums" for Leninskyi district of Nizhny Novgorod was completed (21 school, 1 hospital, 1 library);

- The development of service centers network in the oblast is continued, in 2001 5 centers were established in Nizhny Novgorod oblast;

- Additional services were provided to 73800 subscribers;

- ISDN services were provided to 467 subscribers;

- 82,4 % of rural telephone exchanges are equipped with automatic number identification function, that allowed to organize automatic long distance telephone communication for rural subscribers;

- For 163 subscribers the telephone sets were installed by using DRA radio equipment;

- 52 universal payphones were installed;

- The first stage of SDH transport network based on synchronous transmission systems was put into operation at Nizhny Novgorod city's telephone exchange in 1997. Currently, in Nizhny Novgorod SDH network has three transport rings of total extension of 144 km (totally 213 km of fiber-optic cable were installed).

The Company pays special attention to the development of services of access to the Internet. The Company has designed and carries out the set of activities to expand the base of Internet users. In 2001 OJSC "Nizhegorodsvyazinform" took the leading positions in providing dial-up access to Internet. The users are provided the entire range of services of data transfer network, starting from dial-up access to organization of gateways, leased channels and creation of corporate network for customer data transfer. ISDN, xDSL digital access technologies are applied.

Exclusive service "Internet for All" provides the access to Internet over long-distance communication channels. In Nizhny Novgorod oblast this service is provided to 80% of all Internet users.

The Company continued realization of the project of creating Internet-clubs, providing session access to the network. 6 Internet-clubs are operating, 3 of them are in Nizhny Novgorod.

The first stage of construction of corporate multi-service network of data transfer is completed; the network includes 21 nodes in Nizhny Novgorod and 18 nodes in Nizhny Novgorod oblast. The network is built with fiber-optic cable. 19 access nodes to data transfer network in Nizhny Novgorod and 9 access nodes in Nizhny Novgorod oblast were put into operation and modernized.

The Company continued the activity for connecting the subscribers to digital network with integration of ISDN services. By the end of 2001 the number of operated ports amounted to 467. Within the terms of providing ISDN services the Company realized the tasks of combining remote segments of corporate network of data transfer and organization of video conferences for subscribers of Nizhny Novgorod and Dzerzhinsk. The program of telemedicine development on the basis of ISDN equipment was continued. There were a number of consultations (video conferences) with participation of medical personnel from Nizhny Novgorod and leading medical institutes and hospitals from Moscow.

The realization of the project for creating the network of Service Centers was continued. The main idea of the project is to provide end-to-end services to customers as regards the organization of communication on the basis of advanced technologies: from installation of a telephone set to the development and realization of corporate network as per the customer's requirements. By the year end 5 Service Centers were in operation in Nizhny Novgorod and in Nizhny Novgorod oblast.

2002:

Under the conditions of the Company's incorporation the paramount issue is to work out uniform technical policy, which will serve for the solution of the major Company's task – modernization of the network and meeting the demand for OJSC "VolgaTelecom" services.

The policy as regards traditional communication services is oriented for holding the positions at the market with simultaneous increase of the degree of meeting solvent demand. For this the Company continues intensive activity in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase in the volume of offered services.

By the year end the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 thousand numbers.

By the end of 2002 time-based billing system of calls cost was in operation in Nizhny Novgorod, Orenburg, Penza oblasts and in the Republic of Mordoviya.

The activity in installation and putting into operation of ANI function at rural telephone networks was continued. The capacity of rural telephone exchanges equipped with ANI function made up 643 103 numbers.

With the development of new modern kinds of communication, the demand for telegraph services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC "VolgaTelecom" carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce total costs of wire broadcasting and increase the profitability and the quality of work of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is developed for each branch of the Company. OJSC "VolgaTelecom" network of on-air broadcasting includes 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

In a number of OJSC "VolgaTelecom" branches there are in operation TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara branches, in the branches of Chuvash Republic and the Republic of Mariy El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod city including. The first stage of the construction will be realized in 2003 and is designed for connecting 75 000 subscribers.

The development of new communication services is of great importance for OJSC "VolgaTelecom". One of the main tasks is to strengthen positions at the market of hi-tech kinds of communication. All branches of OJSC "VolgaTelecom" provide services of Internet access both by dial-up technology and over allocated lines.

By the end of 2002 in the Volga region the number of users with dial-up access to Internet was about 204 thousand, 107 thousand of them use the services of OJSC "VolgaTelecom". Thus, the Company's share at the market of dial-up access to Internet is 52%.

The number of customers for access services over the allocated line is about 1600, which as per OJSC "VolgaTelecom" estimation makes up from 45 to 50%.

The service of wideband digital access is being actively implemented. By the end of 2002 in OJSC "VolgaTelecom" the number of connection points by xDSL technology was 583, out of them 48% were in Nizhny Novgorod branch.

IP-telephony is a perspective service. The development of IP-telephony service is planned to be carried out in 2 trends:

- *The first one is installation of IP-telephony nodes for DLD & ILD communication. The service is provided by application of pre-paid cards;*
- *The second trend of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. Here the "last mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.*

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with "Huawei Technologies" company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from CS1 set (free phone - FPH, voting over telephone - VOT, call with additional payment - PRM, call by pre-paid card - PCC), and one service (universal access number - UAN) – for testing and further homologation.

2003:

Financial-economic and production performances of OJSC "VolgaTelecom" for 2003 reflect the efficiency of the incorporation of regional communication enterprises into the joint mega-regional company which has been completed by the end of 2002.

By the results of the year the Company achieved the scheduled level of income and profit. The gain of income from rendering telecommunications services for the entire Company amounted to 3 653 541 thousand rubles.

The income gain was ensured due to the development of telecommunication industries, the increase in outgoing paid exchange, increase in tariffs, and the change of procedure of formation of tariffs for local telephone calls for privileged consumer categories (veterans, invalids), the obtaining of income for the incoming traffic from OJSC "Rostelecom" over DLD and ILD communication, and namely:

- *the network development and the increase in long-distance exchange by 1 971 795 thousand rubles or by 54 %;*
- *increase in telecommunications services tariffs - 1 396 762 thousand rubles or 38 % of the gain sum, including due to the increase in tariffs for telecommunications services regulated by the government, by 1 028 965 thousand rubles or 28 % of the total sum of income gain;*
- *the change of calculation methods in regard of services rendered by OJSC "Rostelecom" by 284 984 thousand ruble or 8 % from the total sum of income gain.*

The Company's potential formed after the incorporation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

As of January 01, 2004 the total installed capacity of city and rural telephone exchanges amounted to 4462 thousands numbers.

For the previous year automatic telephone exchanges with total capacity of 455,5 thousand lines were commissioned. During 2003 the installed capacity of city and rural telephone exchanges grew by 224 thousand lines, the growth rate vs. the previous year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephone communication grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and by the results of the year amounted to 14,2 %.

The total extension of long-distance channels as of January 01, 2004 amounted to 15236,8 thousand channel/km, the gain for 2003 - 3630,7 thousand channel/km, including of digital network 12983,4 thousand channel/km (85,2 %), the gain – 3859,9 thousand channel/km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (11537,5 thousand channel/km - 88,9%) and plesiochronous (1445,9 thousand channel/km - 11,1%) digital hierarchy.

In the report year the production activity of OJSC "VolgaTelecom" cable industry employees was aimed at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in income and reduction of operational costs. So in 2003 the works aimed at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally outdated exchanges of OP ETK-KS network u and of AT/TX Nicola – Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk town.

In the fourth quarter of 2003 according to the investment plan, in the branch in the Republic of Chuvashiya the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh" (Moscow city) was completed.

In Orenburg oblast's radio-TV transmission centre OJSC "VolgaTelecom" finished the works on changing over the space communication receiving stations from analog to digital mode of "DMT-1000" type - 268 sets.

9 radio broadcast transmitters were installed – in Kirov branch, branch in the Republic of Mordoviya, in Orenburg and Samara branches, for the purpose of broadcasting the program "Radio of Russia" in the zones of intermittent reception of RTRS VGTRK transmitters, for the change over of subscribers from wire broadcast to on-the-air reception of programs.

The first phase of cable television was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; the subscribers of cable television got the capability of high-rate access to the Internet.

The number of cable television subscribers grew in the branches of Republics of Chuvashiya and Mariy El. MMDS system functions in Samara branch (Syzran and Toliyatti towns). The construction of the first phase of cable television network in Orenburg has been completed.

The introduction by the branches of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow to win successfully subscribers at the competitive market of Internet services. The new service introduced by Saratov's branch "Internet - free access" became popular and effective.

The number of the Internet-users is now 190 thousand, out of them the largest part – 50 thousand in Nizhny Novgorod branch. The construction of access nodes using digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI, assured the growth of the number of users of dial-up Internet access services.

The market situation shows the essential interest of enterprises in connection to OJSC "VolgaTelecom" data transmission networks for the purpose of consolidation of available segments into unified corporate networks of data transfer at regional and interregional level. For example, the contracts with RTComm.RU for the connection of objects of Federal Target Program "Electronic Russia", all the branches participated in their realization.

The other important trend of activity is the promotion of intelligent network services. If in 2002 the income from Intelligent network services of the entire interregional company amounted to about 12 million rubles, then in 2003 it has achieved 94,8 million rubles (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the branches in the Republic of Udmurtiya, and also Penza and Ulyanovsk branches.

In the Republic of Mariy El the start of operation of service telephone card platform based on AVAYA equipment was successful.

In Ulyanovsk city in 2003 IP-telephony service by using prepaid cards was introduced.

In the branch in the Republic of Udmurtiya the services are successfully developed on the basis of intellectual platform "Protey". At present, the uniform reference services "09" of Izhevsk city and of the Republic, and also manual switch shop of trunk line exchange are changed over to the contact-center 'Protey" platform. The system of automatic information on the customer account status of residential sector subscribers, of providing information on long-distance tariffs and codes is started. Service telephone cards in Udmurtiya are the universal instruments of payment for the telephone communication services and for the cellular communication and Internet access.

2004:

Year 2004 showed that consolidated Company OJSC "VolgaTelecom" continues to grow with good dynamics and also has the potential for the development in the future. The

consolidation in 2002 allowed for creation of competitive company, for holding dominant position actually in all segments of telecom market of the Volga Federal district – one of the most economically developed regions of Russian Federation. In 2004 the proceeds amounted to 18 605 million rubles which is by 3 928 million or by 26,8% more than for the similar period of the past year.

The Company's basic sources of revenues in 2004:

► *Revenues from local phone connections amounted to 5665,4 million rubles. As of the end of 2004 the number of local PSTN subscribers was 4343 thousand.*

► *1 504,1 million rubles of revenues were received by the Company from providing access to telephone network (access to local PSTN was granted to 335 000 basic phone sets) or on average 4,5 thousand rubles per each installation.*

► *Revenues received due to the increase in DLD & ILD exchange connected with the Company's network development. The revenues of this sector amounted to 6 454,7 million rubles. By the results of the year DLD & ILD exchange was 2316,1 million minutes and vs. 2003 it grew by 116,1%.*

► *Dynamical development of services provided by means of new technologies. In 2004 the percentage of new services in the total volume of communication services was 5,2%. The revenues amounted to 938,2 million rubles. During the last three years over 1 348 million rubles were invested into the development of this sector.*

► *Revenues from connection and traffic transit services amounted to 2 019,8 million rubles. The percentage of revenues from connected operators in the total volume of communication services grew from 5,5% by the results of 2003 to 11,1% by the results of 2004.*

During 2004 at Inter-Regional Company (IRC) "VolgaTelecom" PSTNs the construction and putting into operation of the equipment at 82 city's phone exchanges of total capacity of 491445 numbers was completed.

Digital phone exchanges made the main input of installed capacity at PSTNs. For 2004 the share of digital exchanges in the total capacity of switching equipment at IRC PSTNs increased from 54,86 % to 63,42 %.

Occupation efficiency of installed capacity of all ATXs installed at OJSC "VolgaTelecom" PSTNs increased from 93,2 to 93,6%.

As of 01.01.2005 the number of ATXs in cities, towns and settlements amounted to 792 with total installed capacity of 3963,73 thousand numbers.

For 2004 the gain of basic phone sets amounted to 215390. With the commissioning of new ATXs the number of city's phone sets having the feature of automatic access to DLD phone network increased by 214,76 thousand numbers and amounted to 3604,22 thousand numbers.

The number of basic phone sets per 100 residents amounted to 26,8 and in the oblast's centers it made out 29,0.

In 2004 rural phone network was further developed. During the year 163 ATXs of total capacity of 64858 numbers were commissioned, at the same time 27856 numbers of outdated equipment of crossbar and quasi-electronic exchanges were dismounted. The gain of installed capacity of rural phone network amounted to 24 684 numbers.

Using dismantled equipment of crossbar ATXs the Company established and expanded the existing exchanges with total capacity of 1770 numbers in the Company's branches.

As of 01.01.2005 5002 phone exchanges of total installed capacity of 746957 numbers are in operation in rural settlements. After fulfillment of development plan the occupation efficiency of installed capacity increased from 87,6 % to 89,3%.

The installed capacity of digital ATXs at rural communication network increased by 43753 numbers and by the end of 2004 it made out 148981 numbers or 19,99 % of total installed capacity of the switching equipment. The growth per the year was 5,74 %.

As of 01.01.05 the total extension of DLD phone channels 19988,2 thousand channel-km, including of digital network - 18228,2 thousand channel-km (91,2 %). The gain of the channels

extension made out 4751,4 thousand channel-km, including the gain of digital network - 5244,8 thousand channel-km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (16878,4 thousand channel-km - 92,6%) and plesiochronous (1349,8 thousand channel-km - 7,4 %) digital hierarchy.

Out of the total channels length the extension over cable transmit lines made out 94,4% (18871,4 thousand channel-km), out of these 89,9% (16957,8 thousand channel-km) fall on fiber-optic cables.

In 2004 OJSC "VolgaTelecom" branches carried out the following arrangements to modernize recording communication network.

Phone-telegraph systems were dissolved at trunk line and intra-zonal directions (Samara – Novosibirsk, Kirov – SUS 06001, Kirov – Nolinsk, Izhevsk – Mozhga, Izhevsk – Glazov, and Cheboksary – Novocheboksarsk).

Phone-telegraph systems were dissolved at trunk line and intra-zonal directions (Samara – Novosibirsk, Kirov – SUS 06001, Kirov – Nolinsk, Izhevsk – Mozhga, Izhevsk – Glazov, and Cheboksary – Novocheboksarsk).

In Samara branch of OJSC "VolgaTelecom" "ATOL" circuit switch was replaced with "ПЦК-64" mini-switch and links КС-КК were organized in Nizhny Novgorod city.

In Yoshkar-Ola town integrated exchange with 300 connection points was put into operation. In OJSC "VolgaTelecom" branch in Chuvashiya Republic telegraph switching server "Vector-2000" was installed, it includes switching, channeling equipment and the software designed for organizing the process of transmit, collection, processing and storing of incoming and outgoing recording (telegraph) correspondence. The equipment operates on the existing communication network by using VF channels and allows for using the advantages of modern digital communication networks in telegraphy.

In 2004 OJSC "VolgaTelecom" branches continued the activities of change over from unprofitable rural wire broadcasting to on-air broadcasting. During the last year 427 radio centers were closed, 1410 settlements were disconnected from wire broadcasting network. Total reduction made out 538974 public loudspeakers, 515 000 public loudspeakers were switched over to on-air broadcasting. As of 01.01.05 the number of public loudspeakers switched over to VHF-FM broadcasting made out 1 650 000 units.

In large cities, towns and in district centers semi-conductor equipment was installed (amplifiers "Enisey", "Luch" and the transmitters "МПВ", "УПТВ-2х30', "УПТВ-2х120") – 42 radio centers were renovated in the following branches: Samara, Ulyanovsk, Orenburg, Saratov, Nizhny Novgorod, the Republic of Udmurtiya and the Republic of Mordoviya.

In order to improve the reliability and quality of operation of TV broadcasting facilities in Orenburg Radio Tx Rx Center the following was done:

- *100 W TV transmitters "РПТДА" located in settlements Bogorodskoe, Burtinskyi, Marxsovskyi, Nokolskoe, Revolutsionnyi, Sofievka, Yangarskyi, Grachevka, Nizhntpavlushkino, Pervomaiskyi were replaced with transmitters "ТСА-100Д", "ТСА-100М" and "АВТ" correspondingly;*
- *"ДМТ-1000" digital receive satellite system was installed in village Mezhdurechie of Belyaevsk district instead of on-air receive of Orbit-4 program.*

Cable TV network was commissioned in 6 areas: in Kirov oblast (Kirov city), in Orenburg oblast (Orenburg city), in Samara branch (Samara city, Neftegorsk town), in the Republic of Mariy El (Kozmodemiyansk town), and in the Republic of Mordoviya (Ruzaevka town). The expansion of cable TV network is continued in Nizhny Novgorod city, in the Republic of Mariy El and in Chuvashiya Republic. In Samara branch MMDS network was expanded and now it also covers the area of Otradnoe village. The number of TV broadcasting channels was increased: in Syzran town to 23 channels and in Toliyatti town – to 12 channels.

The installed capacity of cable TV network was expanded by 53 000 of potential subscribers (or by 32%) and by the end of 2004 it made out 224 000 of potential subscribers. The gain of

cable TV subscribers for the year made out 18104 subscribers. And as a result as of 01.01.05 the number of cable TV subscribers amounted to 126124 users.

New services

In 2004 the number of active Internet dial-up access users was 341 000. Over 8 200 ports were equipped to organize leased line access.

Annually the number of Internet users is growing by 1,7 – 2 times.

The gain of equipped ports for providing leased line access made out about 5 000, the growth rate is 250%.

The growth of leased line access users is achieved due to active implementation of xDSL wideband digital access service. By the results of 2004 in Mega-Regional Company the number of connection points by xDSL technology exceeded 4,6 thousand; the largest number of xDSL ports (2,5 thousand or 54%) are equipped in Nizhny Novgorod branch.

"Internet-density" characterizing the percentage of OJSC "VolgaTelecom" phone communication subscribers who are using the Company's services of provision of dial-up access to Internet increased to 7,8 %. This growth was facilitated by the development of "Internet for all" service which is very popular with general public.

One of the largest projects is the construction of OJSC "VolgaTelecom" Intelligent network on the basis of uniform platform. At present the first phase is completed – the construction of Intelligent network in Nizhny Novgorod branch of OJSC "VolgaTelecom".

The objective of the project is to provide the services of Intelligent network on the territory of the Volga region. The following services were selected for realization: free phone, voting over telephone, universal access number, uniform service card and call with additional payment.

FPH, VOT, UAN and PRM services are realized in OJSC «VolgaTelecom" Nizhny Novgorod branch on the basis of Tellin® Intelligent platform (Huawei Technologies). At present in the branch of the Republic of Udmurtiya VOT and USC services are realized on the basis of Ericsson AXE-10 switch.

Call Service Centers development

Firmware of CSC is installed in 3 branches of the Company:

- In the Republic of Mariy El (on the basis of Definity equipment, the number of automated work stations - 50),

- In Nizhny Novgorod branch (on the basis of Definity equipment, the number of automated work stations – 65);

- In the Republic of Udmurtiya (on the basis of "Protey" platform, the number of automated work stations - 52).

In other 8 branches the lines of ATX series selection, stages of calls distribution or computer telephony systems are used to render inquiry-information services. As of year 2005 beginning the total number of automated work stations at CSC is 585.

During 2004 the Company spent 6964,5 million rubles of capital investments, which is by 2 450,5 million rubles more vs. 2003.

539 618 numbers of local phone communication were commissioned during 12 months of year 2004. As compared with 2003 the commissioning of capacities in 2004 grew by 24,5%.

GSM cellular communication network was expanded in the branch in the Republic of Mariy El by 51 000 numbers, and in Samara branch by 6,6 thousand numbers on the basis of BS NMT-450 equipment.

2652 km of intrazonal transmit lines were constructed.

22 170 DLD channels at automated trunk line exchanges were commissioned.

13 666 m3 of commercial objects were constructed:

- *In Nizhny Novgorod branch communication center buildings were constructed in village Sechenovo and Parizhskoi kommuny settlement;*
- *In Orenburg branch additional building to communication center structure and to garage was constructed in Sorochinsk town;*
- *In Saratov branch additional building to communication center structure in Krasnyi Kut and central transmit point building in Engels town were constructed.*

During 2004 the expenses for the development of local telephone communication amounted to 4 434,9 million rubles or 63,7% of the total volume of investments. The investments to DLD telephone communication amounted to 754,2 million rubles or 10,8% of the total volume of investments. Investments to mobile communication development amounted to 191,6 million rubles (2,8% of the total volume of investments). 500,6 million rubles or 7,2% were spent for the development of new services and technologies, which is by 84 million rubles more than in 2003.

In 2004 the 1-st phase of "Inter-regional multi-service corporate data transfer network of OJSC "VolgaTelecom" project was realized.

The object of investment is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC "VolgaTelecom" of the total estimated cost of 261,5 million rubles.

2005:

In 2005 OJSC "VolgaTelecom" demonstrated upon the whole positive behavior of development and not only maintained but strengthened its positions at basic segments of telecom market of the Volga Federal district.

In 2005 the Company's proceeds amounted to 21 348,4 million rubles which is by 2 743,6 million rubles or by 14,7% more than in the past year.

The major sources of the Company's revenues in 2005 were:

► *local communication services revenues - 9538,4 million rubles, the growth rate – 123% vs. 2004.*

► *revenues, received due the increase in DLD and ILD exchange, despite the reduction of their share in the structure of the Company's revenues due to the reduction of tariffs and the services volumes, brought 6 321 million rubles to the Company or 29,6% of the Company's income.*

► *the revenues from providing services based on new technologies and having the highest growth rate based on the results of the year (160,9%) amounted to 1507 million rubles or 7,3% of the total amount of revenues. The greatest share in the structure of these revenues is provision of access to information resources. Taking into account the available potential of further growth of the services volume it is expected that the revenues from this market sector will grow. In 2005 250,8 million rubles were spent for the development of new services (excluding cellular business).*

► *by the results of the year the revenues from connection and traffic transit services amounted to 2696,7 million rubles; the gain vs. 2004 was 474,1 million rubles or 121%. The principal amount of gain from these services was ensured due to the transit of DLD traffic from connected operators.*

In 2005 5 208,721 million rubles were spent for capital investments which is by 1 755,8 million less than in 2004.

Out of the investments into fixed-capital assets 5 177,78 million rubles or 99,4% were allocated to communication facilities, and 30,941 million rubles or 0,6% to other kinds of activity. The reduction of the investment program vs. 2004 was caused by saturation of traditional segments of the market and also by additional requirements to economic component of the investments – reduction of terms and increase in investment profitability.

For 12 months of 2005 495288 numbers of local telephone network were commissioned, which makes up 100,4% of the schedule. The commissioning of capacities for 2005 reduced by 8% vs. 2004.

Total sum of investments for the creation and development of information technologies in order to improve business process in the Company and to upgrade engineering architecture amounted to 394,2 million rubles.

GSM cellular communication network in the branch in the Republic of Mariy El was expanded by 250 thousand numbers, and in Samara branch by 10 thousand numbers on the basis of BS NMT-450 equipment.

In 2005 the Company constructed:
- *1 759 km of intrazonal transmission lines,*
- *15 960 DLD channels of automatic trunk exchanges,*
- *14052 m³ of commercial objects, including:*
  - *In Kirov branch – settlement-service center;*
  - *In the branch in the Republic of Mariy El – training and prophylactic center;*
  - *In the branch of the Republic of Mordoviya – reconstruction of administrative staff building;*
  - *In Nizhny Novgorod branch – ATX building in rural area;*
  - *In Ulyanovsk branch – building of area department of communication;*
  - *In the branch of the Republic of Udmurtiya – ATX building extension in Alnashi settlement.*

As before the investments into modernization and expansion of traditional telephony objects had the basic share in the Company's investment program. In 2005 the volume of investments into this market segment amounted to 2 803,3 million rubles or 53,5% of the total volume of investments. 992 million rubles or 18,9% of the total volume of investments were allocated to the development of data transfer network and of infrastructure (DLD and ILD). IT investments amounted to 394,2 million rubles. 239,2 million rubles were invested into mobile communication development.

In 2005 250,8 million rubles (4,8% of the total volume of investments) were spent for the development of new services), which is by 84,4 million rubles more vs. 2004.

In 2005 the second phase of construction of "Inter-regional, multi-service corporate data transfer network of OJSC "VolgaTelecom" was realized. Within the second phase the Company's branches corporate networks were additionally equipped to ensure the requirements of functionality, security and productive efficiency. 102,1 million rubles were spent to realize the second phase.

2006:

Taking into account the changes that occurred at telecommunications market in 2006 OJSC "VolgaTelecom" upon the whole demonstrated positive development and not only held but also stabilized its positions in strategically important segments of telecom market of the Volga Federal district.

In 2006 the Company's income from communication services amounted to 20 368,2 million rubles (operating data) which is by 980,2 million rubles or by 4,6% less vs. the past year. This is directly related only to structural shifts in communication operators income caused by the change (since 01.01.2006) of regulatory framework governing the activity of Russian communication operators as regards the lapse of right to render DLD and ILD services to DLD and ILD operators and also by the change of interrelations of operators of long-distance, intrazonal and local networks.

In 2006 the basic sources of the Company's income were (operating data):

► *revenues from local communication services in the amount of 10362,0 million rubles; the growth rate is 108,6% vs. 2005.*

► *revenues from ILD/DLD services (zonal communication), despite the reduction of their share in the Company's income structure due to liberalization of long-distance communication market, amounted to 3 487,5 million rubles or 17,1% of the Company's income.*

► *revenues from providing services based on new technologies which showed the highest growth rate by the year end (143,6%) amounted to 2164,1 million rubles or 10,6% of the total amount of income. The largest share in the structure of these revenues was with the services of providing access to information resources. Taking into consideration available potential for further growth of services volume, the revenues from this market segment are expected to grow.*

► *by the year end the revenues from traffic connection and transit services amounted to 3363,3 million rubles; the gain vs. 2005 is 666,6 million rubles or 124,7%. The major portion of*

the gain amount from these services was ensured due to DLD traffic transit from connected operators.

Assessment of the issuer's activity results matching to the industry's development tendencies:

Communication industry development matches general positive trends in Russian economy. For the last several years communication industry has been dynamically developing: new technologies and new services appear, the demand for communication services grows.

The issuer's activity development matches general trends of the industry: the issuer's activity is aimed at providing the entire range of telecom services to a wide circle of end-users; the growth of communication services provision revenues is observed and the share of new services revenues in the total volume of the issuer's revenues is growing.

The forecast in regard to future development of the industry:

It is expected that the reduction of share of revenues at local communication market will continue, and the share of revenues at mobile communication and Internet markets will grow.

4.5.1. Analysis of factors and conditions affecting the issuer's activity.

Basic factors and conditions affecting the issuer's activity and the results of such activity:

Basic trends of communication services market development in the region, analysis of basic changes of the market in 2006.

- ***In cities and towns – regional centers the phone penetration reached the level allowing for speaking about the market saturation.***
- ***Income level of rural area residents remained low which negatively affected the volume of demand for communication services.***
- ***Further growth of subscribers' base of cellular and alternative operators was observed whereupon the growth rate of demand for local and zonal communication services went down.***
- ***The market of Internet wideband access services was developing at high rates.***

In 2006 the basic factors affecting the issuer's activities are:

- ***Coming into effect since 01.01.2006 of new regulatory documents in communication industry and the change of mutual settlements system with OJSC "Rostelecom",***
- ***Gradual saturation of local communication services market in a number of regions where OJSC "VolgaTelecom" provides the services and whereupon the reduction of gain of telephone numbers and the cost of installation.***

In this connection the correlation of revenues with different levels of cost effectiveness in the total structure of OJSC "VolgaTelecom" revenues materially changed, which in its turn affected the cost effectiveness of the issuer's activity.

Behavior of growth (drop down) of revenues in basic industries is provided in the table (operating data):

	Behavior of revenues growth 2006/2005 (%)
Local communication	*109%*
Internet and data transfer networks	*139%*
Wireless and cellular communication	*118%*
Connected operators	*125%*
Miscellaneous	*102%*

The increase in the share of local communication is explained by maintaining the positive dynamics of its development.

4.5.2. The issuer's competitors.

The issuer's principal competitors in core activities and the factors of the issuer's competitiveness:

Despite high level of competition OJSC "VolgaTelecom" maintains high share of market of traditional communication services.

OJSC "VolgaTelecom" share, cellular communication taken into account, makes up 44,3% of all the revenues of telecom sector.

The objective set for the issuer for the period to 2006 – to maintain the share in telecom market revenues at the level of at least 70% is achieved. The issuer's share in revenues is 74,6%; cellular communication is not taken into account (as per operating evaluation).

Considerable backlog demand for new services: VPN, leased lines, Internet wideband access is observed at telecom markets of the regions where the issuer is operating. In the years to come it is expected that the volume of new services market will grow and in this connection OJSC "VolgaTelecom" sets the following priorities of its activity in this segment of the market:

- ***Further implementation of new technologies and services corresponding to the tendencies of market development and also to practical requirements of the end-users;***
- ***Competitive recovery of new services, including in the area of servicing, quality and tariff policy;***
- ***Further development of uniform data transfer networks (multi-service networks) within the Volga Federal district;***
- ***Introduction of universal cards for settlements for communication services in all the regions where the issuer is operating;***
- ***Development of special tariffs and provision of services in a "package", traditional communication services being included.***

The values of the issuer's shares and its competitors for five accomplished fiscal years:

Name	**Country of incorporation**	**Market share, %**				
		2002	**2003**	**2004**	**2005**	**2006***
Company-issuer	Russia	54,50%	45,60%	42.0%	44,50%	43,3
Competitors	Russia	45,50%	54,40%	58,00%	55,50%	56,7

** Market share is calculated on the basis of operating data.*

Basic competitive advantages of alternative operators.

<u>In local communication segment:</u>

1. ***The lack of social obligations;***
2. ***Construction of its network on the basis of digital switches;***
3. ***Individual approach to every customer.***

<u>In DLD & ILD communication segment:</u>

1. ***Prompt reaction to market situation change;***
2. ***Flexibility in relations with end-users.***

<u>In Internet services segment:</u>

1. ***Individual tariffs for every subscriber;***
2. ***Individual approach to servicing of every subscriber;***
3. ***Prompt reaction to market situation change;***
4. ***The lack of social obligations;***
5. ***Free of charge entertainment content.***

The list of factors of the issuer's competitiveness:

OJSC "VolgaTelecom" competitive advantages are:

- ***Availability of well-developed infrastructure;***
- ***Financial security allowing, with the availability of well-developed infrastructure, for investing into most profitable market segments and most promising business trends;***
- ***Quality of services provision (construction of NGN-based communication networks allowing for considerable expansion of the range of services provided by the issuer and for improving the services quality);***
- ***Application properties of services (wide range of provided services, additional services, provision of services specific for a region, etc.);***
- ***Capability to form integrated services packages.***

Essential factors that may improve the issuer's activity results:

Basic trends of the issuer's activity for the development of competitive advantages are:

- ***Organization of strategic protection of its networks both from unauthorized call completion and from unauthorized call initiation;***
- ***Efficient utilization and development of network and infrastructure resources;***
- ***Improvement of organizational effectiveness;***
- ***Drastic enhancement of the role of marketing and sales in decision making;***
- ***Formation and provision of integrated services packages to cut customers' costs;***
- ***Radical change of operation in business sector segment on the basis of long-term partnership relations and organization of active model of direct sales as one of the most important instruments in competitive struggle.***

Inter-regional multi-service data transfer network should become the issuer's genuine competitive advantage (the first phase of its construction in Nizhny Novgorod oblast is already completed). The construction of this network will allow for creating virtual networks of large corporate customers in the Volga Federal district, and also for solving corporate tasks of information exchange between OJSC "VolgaTelecom" branches.

The probability of occurrence of positive factors is evaluated by the issuer as high, and the duration of their effect depends upon general economic development of the Russian Federation and telecommunications industry.

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies

Full description of the issuer's management bodies structure and their competence in accordance with the issuer's charter (constitutive documents):

In accordance with articles 12, 13, 14, 15 of the issuer's Charter the Issuer's management bodies are:

General meeting of shareholders;
The Board of directors;
Management board;
General Director.

The issuer's shareholders (participants) general meeting competence as per its Charter (constitutive documents):

General meeting of shareholders is the Company's supreme management body.

In accordance with article 12.2 of the Issuer's Charter the competence of General meeting of shareholders covers the following issues that may not be transferred for solution to the Board of directors, the General Director or to the Management board of the Issuer:

"1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are adopted by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is adopted by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are adopted by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

4) election of the members of the Board of directors carried out by cumulative voting;

5) early termination of office of the members of the Board of directors, the resolution on which is adopted by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

6) determination of the quantity, face value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are adopted by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

7) increase in the Company's charter capital by the increase in the shares face value, the resolution on which is adopted by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

8) increase in the Company's charter capital by placement of additional shares by public subscription in case, if the quantity of additionally placed shares makes up more than 25% of ordinary shares placed earlier by the Company, the resolution on which is adopted by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

9) increase in the Company's charter capital by placement of additional shares by private offering, the resolution on which is adopted by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

10) decrease in the Company's charter capital by the decrease in the shares face value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by the retirement of shares acquired or redeemed by the Company, the resolution on which is adopted by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and early termination of their office, the resolutions on which are adopted by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is adopted by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's reports on profits and losses (profits and losses accounts), and also distribution of profit, including payment (declaration) of dividends and losses of the Company by the results of the fiscal year; the resolutions on which are adopted by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is adopted by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are adopted by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

16) passing resolution on approval of related party transactions, the resolution on which is adopted in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) adoption of resolution on approval of large transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of property the cost of which is over 50% of the Company's balance sheet assets defined by the data of its accounting statement as of the last report date, except for the transactions made in the course of routine economic activity of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities converted into the Company's ordinary shares, the resolution on which is adopted by the majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

18) passing resolution on participating in holding companies, financial-industrial groups, associations and other unions of commercial organizations, the resolution is approved by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activity, the resolution on which is adopted by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

20) the Company's placement of bonds converted into shares and of other issuing securities converted into shares, if the specified bonds (other issuing securities) are placed by private offering or by public subscription, when with public subscription converted bonds (other issuing securities) may be converted into the Company's ordinary shares making up over 25% of earlier placed shares, the resolution on which is adopted by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

21) passing resolution on reimbursement for the Company's account of the expenses for preparation and conducting of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of Russian Federation the Board of directors has not passed the resolution on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is adopted by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

22) passing resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is adopted by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

23) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter."

Competence of the Board of directors (supervisory council) of the issuer in accordance with its charter (constitutive documents):

In accordance with article 13 of the Issuer's Charter the following issues are related to the competence of the Board of directors:

"13.4. The following issues are related to the competence of the Company's Board of directors:

1) definition of priority trends of the Company's activity, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations passing the limits established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) determination of the date of making up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competence of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase of the Company's charter capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public subscription and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, making up 25 and less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, the price of placement and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";

11) approval of resolutions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, reports on the results of the Company's shares acquisition in order to cancel them;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on the size of dividend on shares, on the form and the date of its payment, approval of internal document on dividends on the Company's shares;

15) the use of reserve fund and other funds of the Company;

16) approval of an internal document defining the procedures of internal control over financial and economic activity of the Company;

17) recommendations on the size of remunerations and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including definition of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision, carrying out the functions of internal control, coordination of candidates for the position of its head, and also consideration of other issues the resolutions on which should be adopted by the Board of directors in accordance with the Provision on the specified subdivision;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 0, 5 to 25% of the Company's assets book cost defined by the data of its accounting statement as of the last report date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the Company's balance-sheet assets cost defined by the data of its accounting statement as of the last report date, excluding the transactions made in the course of routine economic activity of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint stock companies";

22) definition (change) of functional blocks of corporate structure and of basic functions of subdivisions comprising functional blocks of the Company's corporate structure (excluding the structure of branches and representation offices of the Company);

23) establishment of branches, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary coordination of candidates for the position of heads of branches and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts;

25) approval of annual budgets, strategies and programs of branches development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

26) appointment of single executive body (General Director), defining the term of his/her authority, and also early termination of his/her office;

27) election (re-election) of the Chairman of the Board of directors of the Company, his/her deputy;

28) formation of collegial executive body (Management board), defining the term of its authority, and also early termination of the authority of the Management board members;

29) coordination of occupation by the person, carrying out the functions of singe executive body of the Company, by members of the Company's Management board, of the posts in management bodies of other organizations;

30) permission to the person, carrying out the functions of single executive body, to combine these functions with work in paid jobs in other organizations;

31) establishment of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the Corporate secretary and on the back office of the Company's Corporate secretary;

33) approval of terms and conditions of contracts (additional agreements), concluded with the General Director, members of the Management board, the heads of branches and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions on which should be adopted by the Board of directors in accordance with the specified contracts; 34) taking the decisions on participation (joining as a participant, termination of participation, change of participation share) of the Company in other

organizations by way of purchase, sales of shares, equity stake of other organizations, and also by way of making additional contributions into charter capitals of these organizations;

35) taking the decisions on the Company's participation in non-commercial organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-commercial organizations;

36) taking the decisions on the issues referred to the competence of general meetings of participants of commercial organizations, in which the Company is a sole participant having the right of vote at general meetings of participants;

37) defining the procedure of interaction of the Company with organizations in which the Company participates;

38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;

39) approval of internal documents (document) defining the rules and approaches to disclosing the information about the Company, the procedure of using the information about the Company's activity, about the Company's securities and transactions with them, the information not being publicly accessible;

40) approval of the procedure of risks management in the Company;

41) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competence of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competence of the shareholders general meeting and the Company's executive bodies;

42) preliminary coordination of involving outside experts for value received to the audit of the Company's activity conducted by the Auditing committee;

Determination of the procedure of payment and other material terms and conditions of participation of outside experts involved for value received to the audit conducted by the Auditing committee;

43) other issues stipulated by Federal law "On joint stock companies" and the Charter."

The issues referred to the competence of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.

Competence of single and collegial executive bodies of the issuer in accordance with its charter (constitutive documents):

In accordance with article 14 of the Issuer's Charter the following issues of the issuer's current activity management are related to the competence of the Management board:

"14.1. Management board is a collegial executive body organizing the execution of resolutions of shareholders general meeting and the decisions of the Company's Board of directors.

14.4. The following issues of the management of the Company's current activity are referred to the competence of the Company's Management board:

1) Elaboration of motions on basic trends of the Company's activity, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, motions on introducing modifications to the specified documents;

2) Deciding the issues related to the competence of supreme management bodies of non-commercial organizations in which the Company is a single promoter (participant), excluding non-commercial organizations in which the supreme management body is formed without the promoter's (participant's) involvement;

3) Defining staff and social policy of the Company;

4) Approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective contracts and agreements;

5) Preparation of materials and drafts of resolutions on the issues subject to consideration by the Board of directors, excluding the issues stipulated by sub-items 24, 26, 27, 28, 31, 33 of item 13.4 of article 13 of the Charter and also the issues initiated in accordance with Russian Federation legislation and the Company's Charter with indication of specific dates of their consideration by the Board of directors making it impossible to consider preliminary these issues by the Company's Management board;

Preparation of materials subject to consideration by the committees of the Board of directors;

6) Organizational-technical provision of the Company's bodies activity;

7) Defining technical, finance-economic and tariff policy of the Company and the branches;

8) Defining accounting policy, control over perfection of the methods of bookkeeping and management accounting, and also over the introduction of accounting as per international accounting standards of the Company and the branches;

9) Defining the methods of planning, budgeting and controlling of the Company and the branches;

10) Defining the policy of ensuring the security of the Company and the branches;

11) Defining the procedure of vesting the property to the branches and taking of property settled on the branches;

12) Defining quantitative structure and appointment of members of collegial executive bodies of the branches, and also early termination of their authority, approval of Provision on a collegial executive body of a branch;

13) Preliminary coordination of candidates for the posts of deputy heads, chief accountants of the branches and representation offices and dismissal of the specified persons from their posts on the Company's initiative;

14) Approval of terms and conditions of contracts (additional agreements) concluded with the members of collegial executive bodies of the branches, with the deputy heads, chief accountants of the branches and representation offices, and also consideration of issues the decisions on which should be adopted by the Management board in accordance with the specified contracts;

15) Approval of quarterly budgets of the branches, introduction of modifications into the specified documents;

16) Analysis of the results of the work of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their work perfection;

17) Approval of internal documents regulating the issues within the competence of the Company's Management board, excluding the documents approved by shareholders general meeting and the Company's Board of directors;

18) Approval (change) of the Company's corporate structure, including the approval of functions of structural subdivisions (excluding the structure and functions of representation offices and structural subdivisions of the branches located outside the addresses of the branches locations).

14.5. The Company's Management board also has the right to take decisions on other issues of the Company's current activity management on the instructions of the Company's Board of directors, at the suggestions of the committees of the Company's Board of directors and the Company's General Director."

In accordance with article 15 of the Issuer's Charter the competence of the General Director covers the issues of management of the Issuer's current activity, excluding the issues related to

the competence of the Issuer's General meeting of shareholders, the Board of directors and the Management board:

"15.1. General Director – single executive body carrying out the management of the Company's current activity. General Director is appointed by the Company's Board of directors.

15.2. General Director takes decisions on the issues not referred by the Charter to the competence of the shareholders general meeting, of the Board of directors and the Company's Management board.

15.3. General Director carries out the functions of the Chairman of the Company's Management board.

15.4. General Director acts on behalf of the Company without the power of attorney, he/she represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him/her with the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

15.5. The Company's Board of directors has the right at any time to take the decision on early termination of the authority of the Company's General Director and on cancellation of the contract with him/her."

Data on availability of the issuer's internal document establishing the rules of the issuer's corporate governance:

On March 11, 2004 (minutes № 30) the issuer's Board of directors approved "The Code of corporate governance of OJSC "VolgaTelecom" – the internal document establishing the rules of the issuer's corporate governance and regulating the Company's relations with shareholders and investors. On September 24, 2004 (minutes № 8), on May 20, 2005 (minutes № 30) and on September 20, 2006 (minutes № 7) the Board of directors introduced changes into the Code of corporate governance of OJSC "VolgaTelecom".

The full text of the issuer's Code is posted in the Internet at:
http://www.vt.ru/?id=3547

Data on the changes introduced into the issuer's charter during the reporting period:
During the reporting period there were no changes in the issuer's Charter.

Data on availability of internal documents regulating the issuer's bodies activity.

The issuer's internal documents regulating the activity of its bodies:

Provision on the procedure of holding general meeting of shareholders of OJSC "VolgaTelecom" approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on June 26, 2003 (Minutes №3) and the changes into the Provision on the procedure of holding general meeting of shareholders of OJSC "VolgaTelecom" approved by annual general meeting of shareholders on June 28, 2005 (Minutes № 5), changes and addenda approved by annual general meeting of shareholders on June 26, 2006 (Minutes № 6).

Provision on the Board of directors of OJSC "VolgaTelecom" approved by joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" on March 26, 2003 (Minutes №2) with changes and addenda to the provision on the Board of directors approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on June 22, 2004 (Minutes №4), on June 28, 2005 (Minutes №5), on June 26, 2006 (Minutes № 6).

Provision on the Management board of OJSC "VolgaTelecom" approved by joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" on March

26, 2003 (Minutes №2) with changes approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on June 22, 2004 (Minutes №4).

Provision on Auditing committee of OJSC "VolgaTelecom" approved by joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" on March 26, 2003 (Minutes №2) with changes to the Provision on Auditing committee approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on June 22, 2004 (Minutes №4), changes and addenda approved by annual general meeting of shareholders on June 26, 2006 (Minutes № 6).

Data on the changes introduced during the reporting period into internal documents regulating the activity of the issuer's bodies:
During the reporting period there were no changes in the internal documents regulating the activity of the issuer's bodies.

Full text of the issuer's current Charter and the internal documents of OJSC "VolgaTelecom" regulating the activity of the issuer's bodies, and also approved changes and addenda to them are posted in Internet at the Company's site at:
http://www.vt.ru/?id=261
http://www.vt.ru/?id=308
http://www.vt.ru/?id=3547

5.2. Information about the persons making up the structure of the issuer's management bodies

Personal structure of every management body of the issuer specified in item 5.1 of quarterly report (excluding general meeting of shareholders).
The structure of the Board of directors of the issuer - OJSC "VolgaTelecom" elected by annual general meeting of shareholders on June 26, 2006:

Personal structure of the issuer's Board of directors:

The Chairman of the Board of directors:
Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 - 2001***
Organization: ***CJSC "PeterStar"***
Post: ***General Director***

Period: ***2001 - 2003***
Organization: ***OJSC "Rostelecom"***
Post: ***General Director***

Period: ***2001 - 2003***
Organization: ***OJSC "Rostelecom"***
Post: ***chairman of the Management board***

Period: *2001 - 2003*
Organization: ***non-government pension fund "Rostelecom – Garantiya"***
Post: ***member of the fund's council***

Period: ***2001 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2001 - 2003***
Organization: ***OJSC "RTK-Leasing"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***CJSC "Globaster – Space telecommunications"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***OJSC "RTComm.RU"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***OJSC "Telmos"***
Post: ***member of the Board of directors***

Period: ***2001 - 2003***
Organization: ***CJSC "Interfax –Telecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "RTK-Leasing"***
Post: ***chairman of the Board of directors***

Period: ***2003 - 2004***
Organization: ***OJSC "North-West Telecom"***
Post: ***General Director***

Period: ***2003 - 2004***
Organization: ***OJSC "North-West Telecom"***
Post: ***chairman of the Management board***

Period: ***2004 - 2004***
Organization: ***OJSC "North-West Telecom"***
Post: ***member of the Board of directors***

Period: *2001 - 2004*
Organization: *Non-commercial partnership "The center of investigation of telecommunication problems"*
Post: *member of the council of the partnership*

Period: *2004 – 2006*
Organization: *OJSC "Svyazinvest"*
Post: *member of the Management board*

Period: *2004 – 2006*
Organization: *OJSC "Svyazinvest"*
Post: *first deputy to the General Director*

Period: *2006 – 2006*
Organization: *OJSC "Svyazinvest"*
Post: *counsellor to the General Director*

Period: *2004 – 2006*
Organization: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2003 – 2005*
Organization: *Interregional commercial bank of development of telecommunication and informatics (Open Joint Stock Company)*
Post: *member of the Board of directors*

Period: *2005 – present time*
Organization: *OJSC of domestic and international long-distance electric communication "Rostelecom"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Organization: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Organization: *OJSC "Southern Telecommunication Company"*
Post: *chairman of the Board of directors*

Period: *2005 – 2006*
Organization: *OJSC "Uralsvyazinform"*
Post: *chairman of the Board of directors*

Period: *2005 – 2006*
Organization: *OJSC "Sibirtelecom"*
Post: *chairman of the Board of directors*

Period: ***2006 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Organization: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Organization: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Members of the Board of directors:

Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – present time***
Organization: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and informatics in Samara city***

Post: ***head of a chair***

Period: ***2002 – present time***
Organization: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and informatics in Samara city***
Post: ***rector***

Period: ***2002 – 2006***
Organization: ***Regional public association "Academy of telecommunications and informatics"***
Post: ***president (without pay)***

Period: ***2002 – present time***
Organization: ***the Volga association of engineers "TELEINFO"***
Post: ***Vice-president (without pay)***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Bulancha Sergey Anatolievich
Year of birth: ***1959***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 - 2004***
Organization: ***OJSC "Surguttel"***
Post: ***General Director***

Period: ***2004 – present time***
Organization: ***Federal agency of communication***
Post: ***deputy to CEO***

Period: *2005 – 2006*
Organization: ***OJSC "Giprosvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Organization: ***OJSC "MMTC-9"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 - 2002***
Organization: ***OJSC "Sakhalinsvyaz"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Electrosvyaz" of Kaluga oblast***
Post: ***Chairman of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***Chairman of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Electrosvyaz" of Rostov oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Electrosvyaz" of the Republic of Adygei***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Electrosvyaz" of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2006***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the director – chief of the sector of Corporate Governance Department***

Period: ***2001 - present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of corporate governance and legal provision Department***

Period: ***2001 - present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2001 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***0,00122%***
Stake of the issuer's ordinary shares: ***0,00082%***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy

procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 - 2001***
Organization: ***LLC "DTS"***
Post: ***deputy to the General Director***

Period: ***2001 - 2001***
Organization: ***CJSC "Company TransTeleCom"***
Post: ***counsellor to the president***

Period: ***2001 – present time***
Organization: ***CJSC "Professional Telecommunications"***
Post: ***General Director***

Period: ***2001 – present time***
Organization: ***CJSC "Professional Telecommunications"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***CJSC "Radiotel"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period ***2004 – present time***
Organization: ***OJSC "Tetrasvyaz"***
Post: ***General Director***

Period ***2006 – present time***
Organization: ***OJSC "Tetrasvyaz"***

Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Enin Evgenyi Petrovich
Year of birth: ***1958***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2002***
Organization: ***OJSC "Bank "Saint-Petersburg"***
Post: ***deputy to the director of commercial department***

Period: ***2001 – 2002***
Organization: ***OJSC "Bank "Saint-Petersburg"***
Post: ***acting deputy to the chairman of the Management board***

Period: ***2002 – 2003***
Organization: ***CJSC "Renaissance – Capital"***
Post: ***deputy to the General Director***

Period: ***2003 – 2004***
Organization: ***Fund "Institute of equity market and management"***
Post: ***General Director***

Period: ***2004 – 2005***
Organization: ***LLC IC "LenMontazhStroi"***

Post: ***deputy to the General Director***

Period: ***2005 – 2006***
Organization: ***IC "Russian monolit"***
Post: ***General Director***

Period: ***2006 – present time***
Organization: ***Non-Commercial Partnership "Russian institute of Directors"***
Post: ***General Director***

Period: ***2006 – present time***
Organization: ***OJSC "Southern Telecommunication Company"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 - 2001***
Organization: ***CJSC "PeterStar"***
Post: ***General Director***

Period: ***2001 - 2003***
Organization: ***OJSC "Rostelecom"***
Post: ***General Director***

Period: ***2001 - 2003***
Organization: ***OJSC "Rostelecom"***
Post: ***chairman of the Management board***

Period: ***2001 - 2003***
Organization: ***non-government pension fund "Rostelecom – Garantiya"***
Post: ***member of the fund's council***

Period: ***2001 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2001 - 2003***
Organization: ***OJSC "RTK-Leasing"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***CJSC "Globaster – Space telecommunications"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***OJSC "RTComm.RU"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***OJSC "Telmos"***
Post: ***member of the Board of directors***

Period: ***2001 - 2003***
Organization: ***CJSC "Interfax –Telecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "RTK-Leasing"***
Post: ***chairman of the Board of directors***

Period: ***2003 - 2004***
Organization: ***OJSC "North-West Telecom"***

Post: ***General Director***

Period: ***2003 - 2004***
Organization: ***OJSC "North-West Telecom"***
Post: ***chairman of the Management board***

Period: ***2004 - 2004***
Organization: ***OJSC "North-West Telecom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***Non-commercial partnership "The center of investigation of telecommunication problems"***
Post: ***member of the council of the partnership***

Period: ***2004 – 2006***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2004 – 2006***
Organization: ***OJSC "Svyazinvest"***
Post: ***first deputy to the General Director***

Period: ***2006 – 2006***
Organization: ***OJSC "Svyazinvest"***
Post: ***counsellor to the General Director***

Period: ***2004 – 2006***
Organization: ***OJSC "Telecominvest"***
Post: ***member of the Board of directors***

Period: ***2003 – 2005***
Organization: ***Interregional commercial bank of development of telecommunication and informatics (Open Joint Stock Company)***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC of domestic and international long-distance electric communication "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Organization: ***OJSC "Southern Telecommunication Company"***

Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Organization: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Organization: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Organization: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Morozov Andrey Vladimirovich
Year of birth: ***1978***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2001***
Organization: ***Moscow's registration Chamber of the Government of Moscow***
Post: ***Lawyer***

Period: ***2001 – 2003***
Organization: ***Representation office of international law company "White & Case" in Moscow***
Post: ***Junior jurist***

Period: ***2003 – 2005***
Organization: ***Moscow's representation office of "NCH Advisors, Inc."***
Post: ***Lawyer***

Period: ***2005 – present time***
Organization: ***Moscow's representation office of "NCH Advisors, Inc."***
Post: ***chief of legal sector***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:

Period: *2001 – 2002*
Organization: ***Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"***
Post: ***director of Area Department TUSM – 3***

Period: *2002 – 2003*
Organization: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links - 5***

Period: *2003 – 2005*
Organization: ***The Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "NCC"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Savchenko Victor Dmitrievich
Year of birth: ***1960***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 - 2001***
Organization: ***Ministry of Justice (Presidium of the Interrepublic Bar)***
Post: ***attorney***

Period: ***2001 – 2006***
Organization: ***OJSC "Svyazinvest"***
Post: ***director of the department of legal provision***

Period: ***2006 – 2006***
Organization: ***OJSC "Svyazinvest"***
Post: ***executive director – director of the department of legal provision***

Period: ***2006 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***executive director – director of the Department of corporate governance and legal provision***

Period: ***2002 – 2002***
Organization: ***OJSC "Khantymansiyskokrtelecom"***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***OJSC "MGTS"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2005***

Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2006***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Management board***

Period: ***2004 – 2005***
Organization: ***LLC "Southern-Ural cellular phone"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2005 – 2006***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Management board***

Period: ***2006 – present time***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Organization: ***OJSC "Information technologies of communication"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2002***
Organization: ***SRO NAUFOR***
Post: ***member of the Management board***

Period: ***2001 – 2003***
Organization: ***Association for the investors' rights protection***
Post: ***head of the group of independent directors with the Association***

Period: ***2001 – 2002***
Organization: ***SRO NAUFOR***
Post: ***director of NAUFOR consulting center***

Period: ***2001 – 2001***
Organization: ***SRO NAUFOR***
Post: ***head of the Department for infrastructure and competition at equity market***

Period: ***2002 – 2003***
Organization: ***OJSC "Kalugaenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***Association for the investors' rights protection***
Post: ***deputy to the executive director***

Period: ***2002 – 2003***
Organization: ***OJSC "Astrakhanenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***OJSC "Kurskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***OJSC "Sverdlovenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***OJSC "Omskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2004***
Organization: ***OJSC "Nizhnovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Organization: ***OJSC "Kubanenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – 2005***
Organization: ***CJSC "United Financial Group"***
Post: ***executive director of corporate finances sector***

Period: ***2006 – present time***
Organization: ***CJSC "United Financial Group"***
Post: ***executive director of corporate finances department***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Organization: ***OJSC "Novosibirskenergo"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***Association for investors' rights protection***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2002***
Organization: ***OJSC "Svyazinvest"***
Post: ***head of the sector for investors' relations, development of shares secondary market of the securities Department***

Period: ***2001 – 2001***
Organization: ***OJSC "Electrosvyaz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2001 – 2001***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2001 – 2002***
Organization: ***OJSC "Martelcom"***
Post: ***chairman of the Board of directors***

Period: ***2001 – 2004***
Organization: ***OJSC "Svyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of the Department of securities***

Period: ***2003 – 2004***
Organization: ***OJSC "Lensvayz"***
Post: ***member of the Board of directors***

Period: ***2003 – 2006***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2006***
Organization: ***OJSC "Svyazinvest"***
Post: ***director of the Department of stock capital***

Period: ***2006 – present time***

Organization: ***OJSC "Svyazinvest"***
Post: ***director of the Department of stock capital and property***

Period: ***2006 – present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Single executive body and also the members of the issuer's collegial executive body:

Personal structure of the issuer's collegial executive body – the Management board:

The Chairman of the Management board:

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2002***
Organization: ***Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"***
Post: ***director of Area Department TUSM – 3***

Period: ***2002 – 2003***
Organization: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links - 5***

Period: ***2003 – 2005***
Organization: ***The Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "NCC"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Members of the Management board:

Astakhova Svetlana Leonidovna
Year of birth: ***1974***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2001***
Organization: ***LLC "Avantage – NN"***
Post: ***director***

Period: ***2001 – 2002***
Organization: ***LLC "Avtozvuk"***
Post: ***deputy to the director for personnel management***

Period: ***2002 – 2003***
Organization: ***CJSC "Sormovskaya confectionery plant"***
Post: ***chief of the sector for personnel management and staff training***

Period: ***2004 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of the sector for assessment and development of personnel of the Department of human resources management of the General directorate,***
Director of the Department of human resources management of the General directorate

Period: ***2005 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***acting deputy to the General Director of the joint-stock company – personnel director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company – personnel director***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2001 – 2002***
Organization: ***OJSC "Svyazinform" of the Chuvash Republic***
Post: ***member of the Board of directors***

Period: ***2001 – 2002***
Organization: ***OJSC "Svyazinform" of the Republic of Mordoviya***
Post: ***member of the Board of directors***

Period: ***2001 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director for capital construction***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company for capital construction***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ershov Oleg Vladimirovich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:

Ketkov Alexander Yulievich
Year of birth: ***1972***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2001***
Organization: ***Administration of the President of the Russian Federation, the back office of plenipotentiary representative of the President of the Russian Federation in the Volga Federal district***
Post: ***counsellor of state of the sector of mass-communication tools of the Department of non-profit-making organizations and mass media***

Period: ***2001 – 2001***
Organization: ***Administration of the President of the Russian Federation, the back office of plenipotentiary representative of the President of the Russian Federation in the Volga Federal district***
Post: ***deputy to chief of sector of socio-political associations of the Department of non-profit-making organizations and mass media***

Period: ***2001 – 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2002 – 2004***
Organization: ***Federal state unitary enterprise "Russia's TV and radiobroadcasting network"***
Post: ***representative of the General Director in the Volga Federal district***

Period: ***2004 – 2005***
Organization: ***Federal state unitary enterprise "Russia's TV and radiobroadcasting network"***
Post: ***representative of the General Director (the Volga Federal district) of a group of counselors of the back office of the General Director***

Period: ***2005 – 2006***
Organization: ***Federal state unitary enterprise "Russia's TV and radiobroadcasting network"***
Post: ***representative of the General Director (the Volga Federal district)***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company – technical director***

Period: ***2006 – present time***
Organization: ***CJSC "Transsvyaz"***
Post: ***chairman of the Supervisory council***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***

Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Omelchenko Sergey Valerievich

Year of birth: ***1963***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***2001 – 2002***

Organization: ***Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"***

Post: ***director of Area Department TUSM – 3***

Period: ***2002 – 2003***

Organization: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***

Post: ***director of general directorate of AC of DLD links - 5***

Period: ***2003 – 2005***

Organization: ***The Volga branch of OJSC "Rostelecom"***

Post: ***director***

Period: ***2005 – present time***

Organization: ***OJSC "VolgaTelecom"***

Post: ***General Director***

Period: ***2005 – present time***

Organization: ***OJSC "VolgaTelecom"***

Post: ***chairman of the Management board***

Period: ***2006 – present time***

Organization: ***OJSC "VolgaTelecom"***

Post: ***member of the Board of directors***

Period: ***2005 – present time***

Organization: ***CJSC "NCC"***

Post: ***chairman of the Board of directors***

Period: ***2005 – present time***

Organization: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Petrov Mikhail Victorovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 - 2001***
Organization: ***CJSC "Saratov – Mobile"***
Post: ***General Director***

Period: ***2001 – present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***General Director***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***chairman of the Management board***

Period: ***2003 – present time***
Organization: ***CJSC "Orenburg GSM"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Ulyanovsk GSM"***
Post: ***chairman of the Board of directors, member of the Board of directors***

Period: ***2003 –2005***
Organization: ***OJSC "TATINCOM – T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM – T"***
Post: ***chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "Saratov Mobile"***
Post: ***chairman of the Board of directors, member of the Board of directors***

Period: ***2004 – 2004***
Organization: ***LLC "Udmurtskie cellular networks - 450"***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director for mobile communication***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company (pluralistically)***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***CJSC "RTCOM"***
Post: ***chairman of the Board of directors***

Period: ***2003 – 2004***
Organization: ***CJSC "Narodnyi telephone Saratov"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Organization: ***CJSC "Narodnyi telephone Saratov"***

Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Pozdnyakov Denis Vyacheslavovich
Year of birth: ***1976***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 - 2001***
Organization: ***CJSC "Lenteplosnab"***
Post: ***counsellor***

Period: ***2001 – 2001***
Organization: ***CJSC "Lenteplosnab"***
Post: ***head of financial department***

Period: ***2001 – 2002***
Organization: ***CJSC "Lenteplosnab"***
Post: ***deputy to the General Director for finances and economics***

Period: ***2002 – 2002***
Organization: ***State Unitary Enterprise "St.Petersburg fuel and energy complex"***
Post: ***chief of Treasury of the sector of Finance department of the office of the director for finances***

Period: ***2002 – 2002***
Organization: ***State Unitary Enterprise "St.Petersburg fuel and energy complex"***
Post: ***director for finances***

Period: ***2002 – 2003***
Organization: ***State Unitary Enterprise "St.Petersburg fuel and energy complex"***
Post: ***first deputy to the General Director (for finances and economics)***

Period: ***2004 – 2005***
Organization: ***OJSC "Regional communal investments", Moscow***

Post: ***director for economics and finances***

Period: ***2005 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***counsellor for economics and finances of the General directorate management***

Period: ***2005 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director for economics and finances of the General directorate***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director of the joint-stock company for economics and finances***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***CJSC "NCC"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "RTCOM"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Popkov Nikolai Ivanovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 - 2001***
Organization: ***OJSC "VolgaTelecom"***
Post: ***lead accountant of general accounting department***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the chief accountant of general accounting department***

Period ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief accountant of the General Directorate***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ulyanov Vladimir Vasilievich
Year of birth: ***1951***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 -2006***

Organization: ***military unit № 10281***
Post: ***man-at-arms***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company for security***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

The issuer's single executive body: ***Omelchenko Sergey Valerievich***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2002***
Organization: ***Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"***
Post: ***director of Area Department TUSM – 3***

Period: ***2002 – 2003***
Organization: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links - 5***

Period: ***2003 – 2005***
Organization: ***The Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "NCC"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

All kinds of remunerations that were paid by the issuer for 2005 fiscal year to the issuer's Board of directors members:

Wages (rubles): ***0***
Premia (rubles): ***0***
Commission charges (rubles): ***0***
Perquisites (rubles): ***0***
Reimbursement of expenses (rubles): ***0***
Other property provisions (rubles): ***0***
Including:
Emoluments: ***20 016 696***
Other payments: ***0***

Total (rubles): ***20 016 696***

The remuneration of the members of the Board of directors for 2005 in accordance with the Provision on the Board of directors amounts to 20 016 696 rubles. Member of the Board of directors – Lyulin V.F. is a staff member of OJSC "VolgaTelecom" and is also a member of the issuer's Management board. His income as a staff member is reflected in the amount of income of the Management board members.

Emoluments which were not paid by the issuer for 2005 fiscal year to the members of the issuer's Board of directors:

Emoluments (rubles): 364 839

All kinds of remunerations that were paid by the issuer for 2005 fiscal year to the members of Corporate Governance Committee with the issuer's Board of directors:

The remuneration to the members of Corporate Governance Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2005 amounts to 840 440 rubles.

All kinds of remunerations that were paid by the issuer for 2005 fiscal year to the members of Strategic Development Committee with the issuer's Board of directors:

The remuneration to the members of Strategic Development Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2005 amounts to 819 003 rubles.

All kinds of remunerations that were paid by the issuer for 2005 fiscal year to the members of Staff and Rewards Committee with the issuer's Board of directors:

The remuneration to the members of Staff and Rewards Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2005 amounts to 702 857 rubles.

All kinds of remunerations that were paid by the issuer for 2005 fiscal year to the members of the Committee for audit with the issuer's Board of directors:

The remuneration to the members of the Committee for audit with the issuer's Board of directors in accordance with the Provisions on the Committees for 2005 amounts to 520 440 rubles.

The amount of income of all members of the Board of directors for 2005: ***22 899 436 rubles.***

Emoluments which were not paid by the issuer for 2005 fiscal year to the members of the issuer's Board of directors:

Emoluments: ***364 839 rubles***

Information about existing arrangements as regards such payments in current fiscal year (for quarters 1 and 2 of 2006):

Members of the Company's Board of directors during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual ones.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to requirement criteria (percentage):

- of the Company's EBITDA by IFRS accounting statement data for the reporting year;

- of the Company's net profit by the results of the reporting year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Boar d of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

Requirement criteria (percentage) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting electing the specified structure of the Board of directors.

Annual general meeting of shareholders of OJSC "VolgaTelecom" held on June 28, 2005 considered the issue of determining the size of remuneration to the Issuer's Board of directors members and the following resolution was passed:

"Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at the specified annual general meeting of shareholders:

- in the amount of 0,115% (one hundred fifteen thousandth of percent) of the Company's EBITDA by IFRS accounting statement data for 2005;

- in the amount of 0,164% (one hundred sixty-four thousandth of percent) of the Company's net profit, allocated to the payment of dividends by the results of 2005."

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of 40 000 rubles (for participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

For the Chairman of a committee with the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs carried out by the Company.

Information about arrangements as regards such payments in current fiscal year (for quarters 3 and 4 of 2006):

Members of the Company's Board of directors during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual ones.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to requirement criteria (percentage):

- of the Company's EBITDA by IFRS accounting statement data for the reporting year;

- of the Company's net profit by the results of the reporting year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Boar d of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

Requirement criteria (percentage) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting electing the specified structure of the Board of directors.

Annual general meeting of shareholders of OJSC "VolgaTelecom" held on June 26, 2006 considered the issue of determining the size of remuneration to the Issuer's Board of directors members and the following resolution was passed:

"Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at the specified annual general meeting of shareholders:

- in the amount of 0,26% (twenty six hundredth of percent) of the Company's EBITDA by IFRS accounting statement data for 2006;

- in the amount of 0,78% (seventy eight hundredth of percent) of the Company's net profit, allocated to the payment of dividends by the results of 2006."

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of 40 000

rubles (for the participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

For the Chairman of a committee with the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs carried out by the Company.

All kinds of remunerations that were paid by the Issuer for 2005 fiscal year to the issuer's Management board members:

Wages (rubles): ***11 053 861***
Premia (rubles): **15 746 418**
Commission charges (rubles): ***0***
Perquisites (rubles): ***0***
Reimbursement of expenses (rubles): ***3 228 048***
Other property provisions (rubles): ***9 678 697***
Emoluments: ***5 807 637***
Other payments: ***0***
Total (rubles): ***45 514 661***

Remuneration to the members of the Management board for 2005 in accordance with the Provision on Management board amounts to 5 807 637 rubles. Member of the Management board of OJSV "VolgaTelecom" – Lyulin V.F. is a member of the Issuer's Board of directors. His remuneration as a member of the Board of directors is reflected in the amount of income of the Board of directors members.

The amount of income of all members of the Management board for 2005: ***45 514 661 rubles.***

Information about existing arrangements as regards such payments in current fiscal year (2006):

The members of the Company's Management board during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the resolution of the Company's Board of directors in accordance with the Provision on remuneration of OJSC "VolgaTelecom" Management board members, the specified Provision being approved by the Board of directors on March 26, 2005 (Minutes № 26).

The Management board members are entitled to participate in option programs carried out by the Company.

5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity

Full description of the structure of the bodies controlling the issuer's financial-economic activity and their competence in accordance with the issuer's charter (constitutive documents):

In accordance with article 17 of OJSC "VolgaTelecom" Charter the control over the Company's financial-economic activity is carried out by the following control authorities:

Auditing committee (independent control body of the Company elected at annual general meeting of shareholders for the period till the next annual general meeting of shareholders and consisting of 5 persons.);

Structural subdivision - Department of internal audit performing the functions of internal control;

And also an independent auditor is involved.

"The competence of the Auditing committee comprises:
- Checking of reliability of the data contained in reports and other financial documents of the Company;
- Revealing the facts of infringement of procedures of book keeping and presenting the financial reporting established by legal acts of the Russian Federation;
- Checking of compliance with legal norms during calculation and payment of taxes;
- Revealing the facts of infringement of legal acts of Russian Federation according to which the Company carries out its financial and economic activity;
- Evaluation of expediency of financial and economic operations of the Company.
17.2.3. Checking (audit) of financial and economic activity of the Company by the Auditing committee is carried out by the results of the Company's activity for a year.
Checking (audit) of financial and economic activity of the Company is carried out also at any time:
On the initiative of the Auditing committee of the Company;
By the resolution adopted by the general meeting of shareholders of the Company;
By the decision of the Board of directors of the Company;
At the request of a shareholder (shareholders) of the Company possessing in aggregate at least 10 percent of the Company's voting shares on all the issues of the competence of the general meeting of shareholders as of the date of the request submitting.
17.2.4. At the request of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activity of the Company.
17.2.5. The procedure of activity of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders.

17.3. In order to secure permanent internal control of all economic operations in the Company, the special structural sub-division is created in the Company, independent of the Company's executive bodies. Its activity is supervised directly by the Board of directors of the Company.
The functions of the specified structural sub-division, the due procedure of its activity, the procedure of appointment of the workers, requirements to them are defined by an internal document approved by the Company's Board of directors.
17.4. For checking and confirming the correctness of the annual financial reporting, the Company annually employs a professional auditor who is not connected by property interests with the Company or its shareholders.
17.4.1. An auditor carries out auditing of financial and economic activity of the Company according to legal acts of Russian Federation on the basis of the contract concluded with it.
17.4.2. The General meeting of shareholders approves the auditor of the Company. The terms and conditions of the contract concluded with the auditor, including the size of payment for its services are approved by the Company's Board of directors.
17.4.3. Auditing of the Company's activity should be carried out at any time on demand of shareholders with cumulative share in the authorized capital of 10 percent or more. Shareholders - initiators of auditing submit a written requirement to the Board of directors which should contain the cause of requirement, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his/her authorized proxy. If the requirement is signed by the authorized proxy, the document confirming his/her power of attorney should be also enclosed."

Information about availability of the issuer's internal document laying down the rules on preventing the insider dealings:

The resolution of the Company's Board of directors (minutes № 35 of 27.06.2005) approved the Provision on the procedure of using the information on OJSC "VolgaTelecom" activity, on its securities and transactions with them, the information not being accessible to the public and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities.
The full text of the effective wording of the internal document laying down the rules on preventing the insider dealings is available at the Company's web-site in the Internet at: http://www.vt.ru/?id=3547

5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity

The structure of the Company's Auditing committee

The Auditing committee consists of 4 persons:

Golubitskyi Bogdan Ivanovich
Year of birth: ***1979***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 - 2001***
Organization: ***OJSC "Svyazinvest"***
Post: ***specialist of 1-st category of the sector of analysis, forecasting and summary planning of business processes of the department of economic forecasting and summary planning***

Period: ***2001 – 2002***
Organization: ***OJSC "Svyazinvest"***
Post: ***leading specialist of the sector of economic planning and budgeting of the department of economic and tariff policy***

Period: ***2002 – 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of economic planning and budgeting of the department of economic and tariff policy***

Period: ***2003 – 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of budgeting of the department of economic planning and budgeting***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief of the sector of budgeting of the department of economic planning and budgeting***

Period: ***2005 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***

Post: ***member of the Auditing committee***

Period: ***2006 – present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Zubova Tatiana Yurievna
Year of birth: ***1960***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***chief of the sector of reporting of the department of accounting and reporting***

Period: ***2003 – 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***contract labor in the sector of methodology of the department of accounting records***

Period: ***2003 – 2004***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of methodology of the department of accounting records***

Period: ***2004 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the chief of the sector of methodology of the department of accounting records***

Period: ***2005 – 2006***
Organization: ***CJSC "Startcom"***
Post: ***auditor***

Period: ***2005 – 2006***
Organization: ***CJSC "Yeniseitelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Period: ***2006 – present time***
Organization: ***OJSC "Southern Telecom Company"***
Post: ***member of the Auditing committee***

Period: ***2006 – present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Koroleva Olga Grigorievna
Year of birth: ***1950***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief of the sector of methodology of the department of accounting records***

Period: ***2003 – 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the chief accountant***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief accountant***

Period: ***2003 – 2004***
Organization: ***CJSC "Vladimir-Teleservice"***
Post: ***member of the Auditing committee***

Period: ***2003 – 2004***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Auditing committee***

Period: ***2005 – 2006***
Organization: ***OJSC "Giprosvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – 2006***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – 2006***
Organization: ***CJSC "MC NTT"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – 2005***
Organization: ***OJSC "AEROCOM"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Central telegraph"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Organization: ***OJSC "CenterTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***

Organization: ***CJSC "Baikalvestcom"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Belyakova Nataliya Yurievna
Year of birth: ***1970***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2002***
Organization: ***CJSC "Best Ceramics", Saint-Petersburg***
Post: ***deputy to the director for finances***

Period: ***2002 – 2003***
Organization: ***CJSC "Manufacturing enterprise Kreps", Saint-Petersburg***
Post: ***CFO***

Period: ***2003 – 2005***
Organization: ***CJSC "Liniya 1", Saint-Petersburg***
Post: ***CFO***

Period: ***2005 – 2006***
Organization: ***LLC "Science-Engineering Center Foton Telecom", Saint-Petersburg***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of the Department of finances***

Period: ***2006 – present time***

Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Auditing committee***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

As of 31.12.2006 the Department of internal audit with the General Directorate of OJSC "VolgaTelecom" consists of 6 persons:

Zuikina Tatiana Victorovna
Year of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2003***
Organization: ***Municipal enterprise "Tomskvodokanal"***
Post: ***chief accountant***

Period: ***2003 – 2004***
Organization: ***Municipal unitary enterprise "Vodokanal", Nizhny Novgorod city***
Post: ***chief accountant***

Period: ***2004 – 2004***
Organization: ***Ministry of fuel and energy, municipal housing economy department***
Post: ***deputy to the sector's chief***

Period: ***2004 – 2005***
Organization: ***OJSC Istra's road-building department***
Post: ***deputy to the director for economics***

Period: ***2005 – 2006***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the director of the Department of internal audit***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***director of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ivashova Lyudmila Alexandrovna
Year of birth: ***1959***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2004***
Organization: ***OJSC "Gorky Railroad"***
Post: ***chief accountant of general service department***

Period: ***2004 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post***: chief of methodology sector of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ilyina Nataliya Vladimirovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist in taxes***

Period: ***2003 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of methodology sector of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Bryskina Olga Vyacheslavovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2002***
Organization: ***LLC "Konfid-Audit"***

Post: *guidance counselor*

Period: *2002 – 2003*
Organization: *LLC "Nizhegorodgazaudit"*
Post: *assistant to an auditor*

Period: *2003 – 2004*
Organization: *LLC "Audit Company "Yumita"*
Post: *chief accountant*

Period: *2004 – 2005*
Organization: *OJSC "VolgaTelecom"*
Post: *specialist of 1-st category of the Department of internal audit*

Period: *2006 – 2006*
Organization: *OJSC "VolgaTelecom"*
Post: *specialist of 2-nd category of the sector of internal control of the Department of internal audit*

Period: *2006 – 2006*
Organization: *OJSC "VolgaTelecom"*
Post: *specialist of 1-st category of the sector of internal control of the Department of internal audit*

Period: *2006 – 2006*
Organization: *OJSC "VolgaTelecom"*
Post: *acting chief of the sector of internal control of the Department of internal audit*

Period: *2006 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *specialist of 1-st category of the sector of internal control of the Department of internal audit*

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Nedelina Elena Venediktovna
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2002***
Organization: ***Municipal Enterprise "Vodokanal"***
Post: ***senior accountant for asset accounting***

Period: ***2002 – 2005***
Organization: ***Municipal Enterprise "Vodokanalsbyt"***
Post: ***deputy to chief accountant, chief accountant***

Period: ***2005 – 2006***
Organization: ***Municipal Enterprise "Vodokanal"***
Post: ***chief accountant***

Period: ***2006 – 2006***
Organization: ***OJSC "VolgaTelecom"***
Post: ***specialist of 2-nd category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2006***
Organization: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of the sector of internal control of the Department of internal audit***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***acting chief of the sector of internal control of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Nikulenkova Yuliya Yurievna
Year of birth: ***1971***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 – 2006***
Organization: ***administration of judicial department in Nizhny Novgorod oblast***
Post: ***deputy to the chief of financial-economic sector***

Period: ***2006 – 2006***
Organization: ***OJSC "VolgaTelecom"***
Post: ***specialist of 2-nd category of the sector of internal control methodology of the Department of internal audit***

Period: ***2006 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of the sector of internal control methodology of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Stake in subsidiary/associated companies of the issuer: ***none***
Stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity

Information about the size of remuneration, perquisites and/or reimbursement of expenses to the bodies controlling the issuer's financial-economic activity for 2005:

Wages (rubles): ***1 424 985***
Premia (rubles): ***810 825***
Commission charges (rubles): ***0***
Perquisites (rubles): ***0***
Reimbursement of expenses (rubles): ***0***
Other property provisions (rubles): ***0***
Emoluments (rubles): ***3 192 823***
Other payments (rubles): ***464 377***

Total (rubles): ***5 893 010***

The amount of income of all the members of the Auditing committee for 2005: ***3 192 823 rubles.***

The payments to the members of the Auditing committee in 2005 consist of remuneration defined in accordance with the Provision on the Auditing committee.

For the Auditing committee's operation (including for holding sessions of the Auditing committee and for the time of carrying out audits) the Issuer provides premises equipped with office appliances (telephones, faxes, computers, printers and other office appliances at reasonable request of the Auditing committee's chairman). The premises provided should be located so that they made no hindrances in the Auditing committee's work.

The Auditing committee at the expense of the Issuer is provided with stationery and other expendable materials in the amount necessary for the Auditing committee's activity.

The members of the Auditing committee are compensated all confirmed expenses related to their execution of their duties of the members of the Auditing committee.

The members of the Auditing committee in the period of their duties execution are paid quarterly remuneration in the amount of 150 000 rubles to each of them.

The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which the re-election of the Auditing committee occurred or some of its members left it as per the procedure stipulated by item 8 of this Provision (Provision on the Auditing committee of OJSC "VolgaTelecom"), is paid proportionally to the time worked in the quarter.

The amount of income of the employees of the Department of internal audit and control for 2005: ***2 700 187 rubles.***

The income of the Department of internal audit and control employees consists of income of OJSC "VolgaTelecom" staff employees including wages in the amount of 1 424 985 rubles in accordance with staffing table, premia in the amount of 810 825 rubles and other income from the issuer in the amount of 464 377 rubles.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

In this reporting period the information is not furnished.

5.8. Data on any liabilities of the issuer to the employees (workers) related to their capabilities to participate in the issuer's Charter (reserve) capital (share fund)

The issuer's obligations relating to the capability of the issuer's employees (workers) to participate in its charter capital:

The issuer has no obligations to the employees (workers) related to their capability to participate in the issuer's charter capital.

Information about granting or possibility of granting of the issuer's options to the issuer's employees (workers): ***The issuer did not float options.***

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of entities registered in the issuer's shareholders register as of the end date of the reporting quarter: ***27 126***
Total number of the nominee holders of the issuer's shares: ***23***

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the Charter (reserve) capital (share fund) or at least 20% of their common stock

The structure of the issuer's shareholders possessing at least 5% of its Charter capital or at least 5% of the issuer's ordinary shares.

1. Full and abbreviated brand names:
Open Joint Stock Company "Investment company of communication"
OJSC "Svyazinvest"
Location: ***119121, Moscow, Pluyshchikha str., 55, bld. 2***
Taxpayer Identification Number: ***7710158355***
The size of the issuer's participant (shareholder) stake in the issuer's charter capital: ***38,0035%***
The size of the stake of the issuer's common stock: ***50,6704%***

Shareholders (participants) possessing at least 20% of the charter capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated brand names:
Mustcom Limited
Location:
5 Themistoklis Dervi Street,
Elenion Building,
1066 Nicosia,
Cyprus
Size of share in the charter capital of the issuer's shareholder (participant): ***25%+1 share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%+1 share
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.2. Full and abbreviated brand names:
The Russian Federation represented by Federal agency for federal property management
Ros.imushchestvo
Location: ***103685, Moscow, Nikolskyi pereulok, 9***
Taxpayer Identification Number: ***7710542402***
Size of share in the charter capital of the issuer's shareholder (participant): ***75% - 1 share***

The size of the stake of ordinary shares with the shareholder (participant) of the issuer: ***75% - 1 share***

The size of the stake in the issuer's charter capital: ***none***

The size of the stake of the issuer's ordinary shares: ***none***

Nominee holders in favor of which the issuer's shares making up at least 5% of the issuer's charter capital or at least 5% of the issuer's ordinary stock are registered in the issuer's shareholders register:

2. Full and abbreviated brand names:

(Nominee holder)

"ING BANK (Eurasia) ZAO" (CLOSED JOINT STOCK COMPANY)

"ING BANK (Eurasia) ZAO"

Location:

127473, Moscow, Krasnoproletarskaya str., 36

Contact phone: ***(495) 755-54 00***

Fax: ***(495) 755-54 99***

E-mail: **mail@ibimos.ru**

Number, issue date and validity term of the license of professional participant at the securities market:

№ 077-07405-001000 of 23.01.2004 – securities management activity; the license is valid till 23.01.2007.

Name of the body that issued the license of professional participant at the securities market: ***Russia's FCSM***

Number, issue date and validity term of the license of professional participant at the securities market:

№ 177-03870-010000 of 13.12.2000 – dealer activity; without limitation of validity term.

Name of the body that issued the license of professional participant at the securities market: ***Russia's FCSM***

Number, issue date and validity term of the license of professional participant at the securities market:

№ 177-03809-100000 of 13.12.2000 – brokerage activity; without limitation of validity term.

Name of the body that issued the license of professional participant at the securities market: ***Russia's FCSM***

Number, issue date and validity term of the license of professional participant at the securities market:

№ 177-03728-000100 of 07.12.2000 – depositary activity; without limitation of validity term.

Name of the body that issued the license of professional participant at the securities market: ***Russia's FCSM***

The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***51 098 941 pieces***

3. Full and abbreviated brand names:

(Nominee holder)

Closed Joint Stock Company "Depositary – Clearing Company"
CJSC "DCC"
Location:
115162, Moscow, Shabolovka str., 31, structure Б
Contact phone: ***(495) 956-09 99; 411-83 38***
Fax: ***(495) 232-68 04; 411-83 37***
E-mail: **dcc@dcc.ru**

Number, issue date and validity term of the license of professional participant at the securities market:
№ 177-06236-000100 of 09.10.2002 – depositary activity; without limitation of validity term.
Name of the body that issued the license of professional participant at the securities market: ***Russia's FCSM***

Number, issue date and validity term of the license of professional participant at the securities market:
№ 177-06229-000010 of 07.10.2002 – clearing activity; without limitation of validity term.
Name of the body that issued the license of professional participant at the securities market: ***Russia's FCSM***
The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***19 131 606 pieces***

4. Full and abbreviated brand names:
(Nominee holder)
Non-commercial partnership "National depositary center"
NDC
Location:
Moscow, Srednyi Kislovskyi per., 1/13, str.4
Contact phone: ***(495) 223- 63- 92***
Fax: ***(495) 956- 09- 38***
E-mail: info@ndc.ru

Number, issue date and validity term of the license of professional participant at the securities market:
№ 177- 03431- 000100 of 04.12.2000 – depositary activity; without limitation of validity term.
Name of the body that issued the license of professional participant at the securities market: ***Russia's FCSM***

Number, issue date and validity term of the license of professional participant at the securities market:
№ 177- 03437- 000010 of 04.12.2000 – clearing activity; without limitation of validity term.
Name of the body that issued the license of professional participant at the securities market: ***Russia's FCSM***

The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***13 318 599 pieces***

6.3. Data on participation of the state or municipal formation in the issuer's Charter (reserve) capital (share fund), availability of special right ("golden share")

The share of the issuer's charter capital being in state ***(RF subjects)*** property: ***0,0000015%***
Full brand name: ***State unitary enterprise of Nizhny Novgorod oblast – Regional agency of investments promotion***
Location: ***603086, Nizhny Novgorod city, Sovnarkomovskaya str., 13***

The availability of the special right for participation of the Russian Federation, of the Russian Federation subjects, of municipal formations in managing the issuer – joint-stock company (of "golden share"):
Special right for participation of the Russian Federation, of the Russian Federation subjects, of municipal formations in managing the issuer – joint-stock company (of "golden share") is not stipulated.

6.4. Data on limitations on participation in the issuer's Charter (reserve) capital (share fund)

In the Issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total face value, and/or of maximum number of votes granted to one shareholder.

According to the Russian Federation legislation or to other regulations of the Russian Federation there are no limitations of the stake of participation of foreign entities/persons in the Issuer's charter capital.

There are no other limitations related to participation in the Issuer's Charter capital.

6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter (reserve) capital (share fund) or at least 5% of the issuer's common stock

Structures of the issuer's shareholders (participants) who possessed at least 5% of the issuer's charter capital or at least 5% of the issuer's ordinary stock defined as of the date of the list of persons/entities who had the right to participate in every general meeting of the issuer's shareholders (participants) held during the last 5 accomplished fiscal years preceding the end date of the reporting quarter as per the list of persons/entities who had the right to participate in every of such meetings.

On June 25, 2001 annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – April 28, 2001.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of	38,0 %	50,7%

	communication" (OJSC "Svyazinvest")		
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,5%	21,2%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee shareholder	5,0%	1,6%
4.	ING BANK (EURASIA) ZAO – ING DEPOSITARY – nominee shareholder:	9,0%	12,0%
	- The Bank of New York International Nominees	9,0%	12,0%

<u>On November 9, 2001</u> extraordinary general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – September 10, 2001.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,3%	21,0%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	ING BANK (EURASIA) ZAO – ING DEPOSITARY –	9,0%	12,0%
	nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

<u>On June 28, 2002</u> annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 9, 2002.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %

1.	**Open Joint Stock Company “Investment company of communication” (OJSC “Svyazinvest”)**	**38,0 %**	**50,7%**
2.	**“ING BANK (EURASIA) ZAO” (Closed Joint Stock Company) – nominee shareholder:**	**10,1%**	**13,0%**
	- “JP MORGAN CHASE BANK”	**8,4%**	**11,1%**
3.	**Closed Joint Stock Company “Bank Credit Swiss First Boston AO” – nominee shareholder:**	**18,8%**	**21,0%**
	– RED HAND INVESTMENTS LIMITED	**8,4%**	**11,2%**
4.	**Closed Joint Stock Company “Depositary-Clearing Company” (CJSC “DCC”) – nominee shareholder**	**8,9%**	**8,1%**

<u>On February 12, 2003</u> extraordinary general meeting of shareholders of OJSC “VolgaTelecom” took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – December 26, 2002.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company’s ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company’s charter capital, %	Stake of the Company’s ordinary stock, %
1.	**Open Joint Stock Company “Investment company of communication” (OJSC “Svyazinvest”)**	**38,0 %**	**50,7%**
2.	**Closed Joint Stock Company “Depositary-Clearing Company” (CJSC “DCC”) – nominee shareholder**	**9,7%**	**7,0%**
3.	**“ING BANK (EURASIA) ZAO” (Closed Joint Stock Company) – nominee shareholder**	**15,0%**	**15,9%**

<u>On March 26, 2003</u> joint (extraordinary) general meeting of shareholders of OJSC “VolgaTelecom” took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – January 24, 2003.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company’s ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company’s charter capital, %	Stake of the Company’s ordinary stock, %
1.	**Open Joint Stock Company “Investment company of communication” (OJSC “Svyazinvest”)**	**38,0 %**	**50,7%**

2.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee shareholder**	**10,0%**	**7,3%**
3.	**"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee shareholder**	**14,8%**	**15,6%**

<u>On June 27, 2003</u> annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 8, 2003.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	**Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")**	**38,0 %**	**50,7%**
2.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee shareholder**	**9,9%**	**6,6%**
3.	**"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee shareholder:**	**18,4%**	**18,8%**
	- "JP MORGAN CHASE BANK"	**5,3%**	**7,1%**

<u>On June 22, 2004</u> annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 3, 2004.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	**Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")**	**38,0%**	**50,7%**
2.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee shareholder**	**8,9%**	**5,4%**
3.	**"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee shareholder:**	**17,3%**	**19,8%**
	- "JP MORGAN CHASE BANK"	**9,1%**	**12,2%**

<u>On June 28, 2005</u> annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 10, 2005.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0%	50,7%
2.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee shareholder	8,3%	5,1%
3.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee shareholder:	18,9%	22,3%
	- "JP MORGAN CHASE BANK N.A."	11,5%	15,3%
4.	Lindsell Enterprises Limited	6,2%	1,2%

<u>On June 26, 2006</u> annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 7, 2006.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication", (OJSC "Svyazinvest")	38,0%	50,7%
2.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee shareholder:	25,5%	21,9%
	– "JP MORGAN CHASE BANK N.A."	12,3%	16,3%
	– "Lindsell Enterprises Limited"	5,8%	0,002%
3.	Closed Joint Stock Company "Depositary-Clearing Company"	11,9%	7,9%

	(CJSC "DCC") – nominee shareholder		

6.6. Data on related party transactions made by the issuer

Total quantity and the total amount in money terms of made transactions, recognized as related party transactions in accordance with RF legislation, and requiring their approval by the issuer's authorized management body, based on the results of the reporting quarter:

	Quarter IV of 2006	
	Pieces/RUR (inclusive of VAT)	***Pieces / US$***
Total quantity and the total amount in money terms of related party transactions which were made by the issuer for the reporting period and which required their approval by the issuer's authorized management body.	***28 / 144 826 654,26***	***1 / 1 138 287,63***
Total:	***29***	
Quantity and the amount in money terms of related party transactions which were made by the issuer for the reporting period and which were approved by the issuer's shareholders general meeting.	***Were not made***	***Were not made***
Quantity and the amount in money terms of related party transactions which were made by the issuer and which were approved by the issuer's Board of directors.	***28 / 144 826 654,26***	***1 / 1 138 287,63***
Quantity and the amount in money terms of related party transactions which were made by the issuer and which required their approval, but were not approved by the issuer's authorized management body, pieces/RUR	***Were not made***	***Were not made***

The Issuer did not make related party transactions (groups of interrelated transactions) the price of which is 5 and more percent of the issuer's balance-sheet assets defined by the data of its accounting statement as of the last reporting date prior to the conclusion of the transaction made by the issuer during the reporting quarter.

6.7. Data on the size of the accounts receivable

In this reporting period the information is not furnished.

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement

The structure of the issuer's annual accounting statement:

a) In accordance with the Russian Federation legislation requirements the Issuer forms the annual accounting statement with the following documents:

- ***Balance sheet (form № 1 by OKUD),***
- ***Income statement (form № 2 by OKUD),***
- ***Statement of changes of capital (form № 3 by OKUD),***
- ***Cash flow statement (form № 4 by OKUD),***
- ***Supplements to balance sheet (form № 5 by OKUD),***
- ***Explanatory memorandum to accounting statement.***

The annual accounting statement is subject to obligatory audit and is released with auditor's report attached. Annual accounting statement is included in the structure of quarterly report for the 1-st quarter.

b) The Issuer forms the annual consolidated financial statement in accordance with International Financial Reporting Standards requirements with the following documents:

- ***Balance sheet,***
- ***Income statement,***
- ***Cash flow statement,***
- ***Statement of flows of shareholders proprietary resources;***
- ***Notes.***

Consolidated financial reporting in accordance with International Financial Reporting Standards requirements is subject to obligatory audit and is released with auditor's report attached. IFRS consolidated financial reporting is included into the structure of quarterly report for the quarter in which the specified statement was released.

7.2. The issuer's quarterly accounting statement for the last accomplished reporting quarter

The structure of the issuer's quarterly accounting statement:

a) In accordance with the Russian Federation legislation requirements the Issuer forms quarterly accounting statement with the following documents:

- ***Balance sheet (form № 1 by OKUD),***
- ***Income statement (form № 2 by OKUD.***

The Issuer's quarterly accounting statement made in accordance with the Russian Federation legislation requirements is not included into the structure of quarterly report for the fourth quarter.

b) There is no Issuer's obligation (it is not fixed in constituent documents and adopted accounting policy) to form quarterly financial statement made in accordance with International Financial Reporting Standards or USA generally accepted accounting principles.

7.3. The issuer's consolidated accounting statement for the last accomplished fiscal year.

There is no Issuer's consolidated accounting statement for 2005 made in accordance with Russian Federation legislation requirements.

The Company's obligation to draw up consolidated accounting statement is established by item 91 of Order of RF Ministry of Finance № 34 н "On approval of Provision on book-keeping and accounting statement in the Russian Federation" of 29.07.1998.

According to item 8 of RF Ministry of Finance Order № 112 of December 30, 1996 "On recommended practice on making and presentation of consolidated accounting statement", a group has the right not to make consolidated accounting statement by the rules stipulated in normative acts and instructional guidelines on accounting of the Russian Federation Ministry of Finance, in case if the following conditions are simultaneously observed:

- consolidated accounting statement is drawn up on the basis of International Financial Reporting Standards (IFRS) elaborated by the Committee on international financial reporting standards;

- a group should ensure reliability of consolidated accounting statement made on IFRS basis;

- explanatory memorandum to the consolidated accounting statement contains a list of applied requirements of accounting statement, discloses the methods of book-keeping, including assessments which differ from the rules stipulated by normative acts and instructional guidelines on accounting of the Russian Federation Ministry of Finance.

The Issuer meets all the specified requirements:

1) The Issuer forms consolidated reporting in accordance with the International Financial Reporting Standards.

2) Consolidated statement is released with auditor's report attached.

According item 2.12 of RF Ministry of Finance Order № 112 of 30.12.1996 "On recommended practice on making and presentation of consolidated accounting statement", "it is reasonable for parent organization to make consolidated accounting statement not later than June 30 of the year following the reporting year, if otherwise is not stipulated by the Russian Federation legislation or by the constituent documents of this organization."

The Issuer will make 2006 IRFS consolidated statement prior to June 30, 2007.

7.4. Data on the issuer's accounting policy.

Accounting policy applied in 2006 complies with the one used in the previous fiscal year, except for the accrual of doubtful debt provisions for down payments made and other accounts receivable.

In 2006 basing on diligence requirements, the Company accrued doubtful debts provision for down payments made to suppliers, the probability of receiving assets (services) under the specified down payments being doubtful, and also for other accounts receivable for which the return of the total amount of the debt is recognized as unlikely. The amount of the provision was

assessed on an individual basis with respect to the debtors; the debtors themselves were significant. The costs of provision establishment are referred to the structure of other expenses.

As in 2005 the Company did not establish doubtful debt provision for down payments made and by other accounts receivable, the Company adjusted comparable data in balance sheet, income statement and statement of changes of capital for 2006 in order to ensure the principle of accounting statement performances comparability.

7.5. Data on total amount of export, and also on the share of export in the total volume of sales

Total amount of the issuer's revenues received from export of products (goods, works, and services), and also the share of such revenues in the issuer's revenues from ordinary activities, the specified share being calculated for each reporting period separately:
The Issuer does not export products (goods, works and services).

7.6. Data on the cost of the issuer's real property and on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year

The information will be furnished in the statement for quarter 1 of 2007 simultaneously with the accounting statement for 2006.

7.7. Data on the issuer's participation in legal processes in case when such participation may materially affect the issuer's financial-economic activity

The Issuer did not participate in legal processes which could materially affect its financial-economic activity.

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer

8.1.1. Data on the size, structure of the issuer's Charter (reserve) capital (share fund)

The size of the issuer's charter capital as of the end date of the reporting quarter (RUR):
1 639 764 970

Breakdown of the charter capital by the category of shares:
Ordinary shares (pieces): ***245 969 590***
Total face value (RUR): ***1 229 847 950***
The size of the stake in the charter capital: ***75.001477%***

Preferred shares (pieces): ***81 983 404***
Total face value (RUR): ***409 917 020***
The size of the stake in the charter capital: ***24.998523%***

A part of the Issuer's shares is circulating outside the Russian Federation by way of circulation in accordance with foreign law of securities of foreign issuers certifying the rights in relation to the Issuer's shares.

Category (type) of shares circulating outside the Russian Federation:
Registered paperless ordinary shares (within the Program of American Depositary Receipts (ADR) of Level I).

The stake of shares circulating outside the Russian Federation of the total number of shares of the appropriate category (type): ***15,3625%***

The name, location of foreign issuer the securities of which certify the rights in relation to the issuer's shares of the appropriate category (type):
JP Morgan Chase Bank, N.A., 1111 Polaris Parkway, Columbus, Ohio 43240
JP Morgan Chase Bank Trinity Tower, 9 Thomas More Street, London E1W 1YT, United Kingdom.

Brief description of the program (program type) of the issue of securities of the foreign issuer certifying the rights in relation to the shares of the appropriate category (type):
In October 1997 the Program of American Depositary Receipts of Level I (Level I ADR Program) for the Issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulated at the USA OTC market, and also at Frankfurt stock exchange (FSE), Berlin stock exchange (BerSE), Xetra, and Stuttgart stock exchange (SSE).

The data on obtaining the permission of Federal Commission to allow the issuer's shares of the appropriate category (type) for circulation outside the Russian Federation:
In accordance with item 2 of Russia's FCSM Regulation № 3 of March 13, 2001 the requirement of obtaining Russia's FCSM permission to allow the circulation of issuing securities of Russian issuers outside the Russian Federation in the form of ADRs is not applicable for securities circulating outside RF in the specified form on the effective date of the Regulation, correspondingly the Issuer did not apply earlier for the appropriate permission of Russia's

FCSM.

Currently, in accordance with order № 04 – 1232 / пз – и of Russia's Federal Service for Financial Markets of December 15, 2004 the permission is obtained for the admittance for circulation of the Issuer's ordinary registered paperless shares outside the Russian Federation boarders in the quantity of 65 673 880 pieces.

The name of a foreign trade institutor (trade institutors) via which the securities of the foreign issuer are circulating, which certify the rights in relation to the issuer's shares:
At this time there is no foreign trade institutor.

Other data on the circulation of the issuer's shares outside the Russian Federation are provided at the issuer's sole discretion:
JP Morgan Chase Bank is the Depositary Bank since April 2002.
Additional information on the Issuer's Program of American Depositary Receipts is posted at: http://www.adr.com (the ticker of the Company's ADR - VLGAY).

8.1.2. Data on the changes in the size of the issuer's Charter (reserve) capital (share fund).

Data on the change in the size of the issuer's charter capital for the last 5 accomplished fiscal years preceding the end date of the reporting quarter, and also as of the last reporting date:

Size of the issuer's charter capital, RUR	The structure of the issuer's charter capital	The name of the issuer's management body that passed the resolution on the change of the charter capital size	The date of drawing up and the number of the minutes of the meeting (session) of the management body, when the resolution on the change of the charter capital size was passed.	The size of the issuer's charter capital after the change, RUR
As of 01.01.2001:				
583 387 500	Ordinary shares: 87 508 200 pieces (75% of the charter capital) Preferred shares: 29 169 300 pieces (25% of the charter capital)	—	—	The size of the issuer's charter capital was not changed, RUR
As of 01.01.2002:				
583 387 500	Ordinary shares: 87 508 200 pieces (75% of the charter capital) Preferred shares: 29 169 300 pieces (25% of the charter capital)	The Board of directors	July 17, 2002, minutes № 2	1 639 764 970 RUR*
As of 01.01.2003:				
1 639 764 970	Ordinary shares: 87 508 200 pieces (75% of the charter capital) Preferred shares: 29 169 300 pieces (25% of the charter capital)	---	---	The size of the issuer's charter capital was not changed, RUR**
As of 01.01.2004:				

1 639 764 970	Ordinary shares: 245 969 590 pieces (75% of the charter capital) Preferred shares: 81 983 404 pieces (25 % of the charter capital)	—	—	The size of the issuer's charter capital was not changed, RUR
As of 01.01.2005:				
1 639 764 970	Ordinary shares: 245 969 590 pieces (75% of the charter capital) Preferred shares: 81 983 404 pieces (25 % of the charter capital)	---	---	The size of the issuer's charter capital was not changed, RUR
As of 01.01.2006:				
1 639 764 970	Ordinary shares: 245 969 590 pieces (75% of the charter capital) Preferred shares: 81 983 404 pieces (25 % of the charter capital)	---	---	The size of the issuer's charter capital was not changed, RUR
As of 31.12.2006:				
	Ordinary shares: 245 969 590 pieces (75% of the charter capital) Preferred shares: 81 983 404 pieces (25 % of the charter capital)	---	---	The size of the issuer's charter capital was not changed, RUR

** On 25.10.2002 Russia's FCSM registered the decisions on the issues of the Company's ordinary and preferred shares, placed by means of converting the shares of joint-stock companies that affiliated to the Company into the Company's shares.*
*** On 24.01.2003 Russia's FCSM registered the reports on the results of the issues of ordinary and preferred shares.*

8.1.3. Data on forming and usage of required reserve and also of other funds of the issuer

The information for the reporting quarter on the required reserve, and also on each other fund of the issuer, the specified fund being formed at the expense of the issuer's net profit:

1) The name of the fund: ***required reserve***
The required reserve is established in accordance with requirements of article 35 of RF Federal law № 208-ФЗ of 26.12.1995 "On joint-stock companies" and amounts to 5% of the size of the Issuer's charter capital.

Reporting period	The size of the fund established by the constituent documents	Fund size		Amount of transfers to the fund during the reporting period, RUR thousand	The amount of funds spent during the reporting period (RUR thousand) and the trends of usage of the fund's means
		In money terms, RUR thousand	In % of the charter capital		
Q 3 of 2006		81 988	5	-	The fund's means were not used.

The size of the required reserve in money terms as of 31.12. 2006 will be provided in the statement for quarter 1 of 2007 simultaneously with the accounting statement for 2006.

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body

General meeting of shareholders is the supreme management body of the Company.

The procedure of notification of the participants on holding the meeting of the issuer's supreme management body:

"Notification on holding general meeting of shareholders should be made public at least 30 days prior to the date of its holding.

In case, if the proposed agenda for extraordinary general meeting of shareholders contains the issue of electing the Company's Board of directors, the notification on the extraordinary general meeting of shareholders holding should be made public at least 50 days prior to its holding.

In case, if the extraordinary General meeting of stockholders is called on demand of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10 percent of the Company's voting shares, then the communication on holding the extraordinary General meeting of stockholders should be made public not later than 20 days prior to the date of its holding.

At the specified dates the notice on holding the General meeting of stockholders should be sent to each person indicated in the list of persons entitled to participate in the shareholders general meeting, by a registered letter or delivered to each of the specified persons with receipt acknowledgement, or published in "Rossiiskaya gazeta" newspaper.";

Persons (bodies) who have the right to convene (require convocation) of extraordinary meeting of the issuer's supreme management body, and also the procedure of sending (making) such request:

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative; request of the Company's Auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares as of the date of the request making. The convocation of extraordinary general meeting of shareholders at the request of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

At preparation of extraordinary shareholders general meeting, which agenda includes the issue of electing the Company's Board of directors, shareholders (shareholder), who are in aggregate the owners of at least 2% of the Company's voting shares, have the right to nominate the candidates to the Company's Board of directors, the number of which cannot exceed the quantitative structure of the Board of directors, as established by the Charter. Such proposals should come to the Company not later than 30 days prior to the date of holding extraordinary shareholders general meeting.

The request for holding extraordinary general meeting of shareholders should contain the issues subject to introducing into the agenda of the meeting. The request for holding extraordinary general meeting of shareholders may contain formulations of resolutions for each of these issues, and also the suggestion about the form of holding shareholders general meeting.

In the case when the request for convening extraordinary general meeting of shareholders is made by a shareholder (shareholders), it should contain name (names) of the shareholder (shareholders), requesting to convene such meeting, and the indication of the number, category (type) of shares they possess.

The request for convening extraordinary general meeting of shareholders is signed by the person/entity (persons/entities) demanding to convene extraordinary general meeting of shareholders.

The procedure of defining the date of holding the meeting of the issuer's supreme management body:

The Company is obliged to hold annually the general meeting of shareholders (annual general meeting of shareholders) not earlier than in four months and not later than in six months after the fiscal year end. Shareholders general meetings held in addition to the annual general meeting are extraordinary. Shareholders general meeting has no right to consider and pass resolutions on the issues which are not referred to its competence.

The date of holding shareholders general meeting in accordance with the Company's charter is defined by the Board of Directors.
Extraordinary general meeting of shareholders convened at the request of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of presentation of the request on holding extraordinary general meeting of shareholders.
Extraordinary general meeting of shareholders convened at the request of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of presentation of the request about holding extraordinary general meeting of shareholders.
In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of adopting the resolution on its holding by the Company's Board of directors.

Persons/entities entitled to introduce motions into the agenda of the meeting of the issuer's supreme management body, and also the procedure of introducing such motions:
Shareholders (shareholder), who in aggregate are the owners of at least 2% of the Company's voting shares, have the right to introduce issues into the agenda of the annual general meeting of shareholders and nominate the candidates to the Company's bodies of management and control, elected by the shareholders general meeting, and also to nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative structure of the appropriate body as established by the Charter. Such proposals should come to the Company in written form with indication of the name of shareholders (shareholder) who made the proposal, number and category (type) of shares they possess and should be signed by the shareholders (shareholder) not later than in 60 days after the fiscal year end.

The persons/entities entitled to get familiarized with information (materials) provided for preparation and holding of the meeting of the issuer's supreme management body, and also the procedure of familiarization with such information (materials):

The persons/entities having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding general meeting of shareholders, are provided with the following information (materials):
Annual accounting statement, including the auditor's report, the Company's Auditing committee report based on the results of the annual accounting statement check;
Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;
The draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;
The drafts of the Company's internal documents, the drafts of other documents, the adoption of which is stipulated by the drafts of resolutions of shareholders general meeting, the drafts of resolutions of shareholders' general meeting;
Other information (materials) required for provision in accordance with current legislation, and also other information (materials) for passing the resolutions on the issues of the agenda of shareholders' general meeting, included by the Board of directors into the list of information (materials) provided to the shareholders during the preparation for holding shareholders' general meeting.

The procedure of disclosure (bringing to the notice of the issuer's shareholders (participants) of resolutions, passed by the issuer's superior management body, and also of voting results:

Resolutions passed by the general shareholders meeting and voting results are disclosed at the shareholders general meeting, at which the voting was held, and are brought to the notice of persons (entities) included into the list of persons (entities) entitled to participate in the general shareholders meeting, by means of publishing in "Rossiiskaya gazeta" newspaper not later than 10 days after drawing up the minutes on voting results in the form of report on voting results.

8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter (reserve) capital (share fund) or at least 5% of common stock

The list of commercial organizations in which the issuer possesses at least 5% of the charter (reserve) capital (share fund) or at least 5% of ordinary stock as of the end date of the last reporting quarter:

1. Full (abbreviated) name, location: ***Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC"), Nizhny Novgorod city, Gorky sq., Dom Svyazi***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100%***
The stake of common stock of the commercial organization belonging to the issuer: ***100%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

2. Full (abbreviated) name, location: ***Closed Joint Stock Company "RTCOM" (CJSC "RTCOM"), Saransk town, Kosarev street, 15***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100%***
The stake of common stock of the commercial organization belonging to the issuer: ***100%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

3. Full (abbreviated) name, location: ***Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications"), Cheboksary town, Shumilov str., 20***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100%***
The stake of common stock of the commercial organization belonging to the issuer: ***100%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

4. Full (abbreviated) name, location: ***Limited Liability Company "NIZHEGORODSKIY TELESERVICE" (LLC "NIZHEGORODSKIY TELESERVICE"), Nizhny Novgorod city, Gorky sq., Dom Svyazi***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

5. Full (abbreviated) name, location: ***Limited Liability Company "VYATKASVYAZSERVICE" (LLC "VYATKASVYAZSERVICE"), Kirov city, Drelevsky str., 43/1***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

6. Full (abbreviated) name, location: ***Closed Joint Stock Company "Saratov-Mobile" (CJSC "Saratov-Mobile"), Saratov city, Kiselev str., 40***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100%***
The stake of common stock of the commercial organization belonging to the issuer: ***100%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

7. Full (abbreviated) name, location: ***Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza city, Kuprin str., 1/3***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100%***
The stake of common stock of the commercial organization belonging to the issuer: ***100%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

8. Full (abbreviated) name, location: ***Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary town, K.Ivanov str., 83***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100%***
The stake of common stock of the commercial organization belonging to the issuer: ***100%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

9. Full (abbreviated) name, location: ***Closed Joint Stock Company "Transsvyaz" (CJSC "Transsviyaz"), Nizhny Novgorod city, Chaadaev str., 2***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***100%***
The stake of common stock of the commercial organization belonging to the issuer: ***100%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

10. Full (abbreviated) name, location: ***Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice"), Nizhny Novgorod city, Gorky sq., Dom Svyazi***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***80%***
The stake of common stock of the commercial organization belonging to the issuer: ***80%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

11. Full (abbreviated) name, location: ***Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg city, Tereshkova str., 10***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***73,6%***
The stake of common stock of the commercial organization belonging to the issuer: ***73,6%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

12. Full (abbreviated) name, location: ***Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg city, Volodarsky str., 11***

The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***51%***
The stake of common stock of the commercial organization belonging to the issuer: ***51%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

13. Full (abbreviated) name, location: ***Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk city, Goncharov str., 52***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***60%***
The stake of common stock of the commercial organization belonging to the issuer: ***60%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

14. Full (abbreviated) name, location: ***Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), RF, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20A***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50% + 1 ordinary share***
The stake of common stock of the commercial organization belonging to the issuer: ***50% + 1 share***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

15. Full (abbreviated) name, location: ***Closed Joint Stock Company "Narodnyi telephone Saratov" (CJSC "NTS"), Saratov city, Kiselev str., 40***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50% + 1 preferred (voting) share***
The stake of common stock of the commercial organization belonging to the issuer: ***50%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

16. Full (abbreviated) name, location: ***Closed Joint Stock Company "Nizhny Novgorod radio telephone" (CJSC "Nizhny Novgorod radio telephone"), Nizhny Novgorod, Gorky sq., Dom Svyazi***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50%***
The stake of common stock of the commercial organization belonging to the issuer: ***50%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

17. Full (abbreviated) name, location: ***Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary town, K.Ivanov str., 83***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***50%***
The stake of common stock of the commercial organization belonging to the issuer: ***50%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

18. Full (abbreviated) name, location: ***Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Izhevsk city, Lenin str., 6***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***41,73%***

The stake of common stock of the commercial organization belonging to the issuer: ***41,73%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***0,001439 %***
The stake of the issuer's common stock belonging to the commercial organization: ***0,001919%***

19. Full (abbreviated) name, location: ***Closed Joint Stock Company "Samara Telecom" (CJSC "Samara Telecom"), Samara city, Polevaya str., 43***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***27,8%***
The stake of common stock of the commercial organization belonging to the issuer: ***27,8%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

20. Full (abbreviated) name, location: ***Open Joint Stock Company "Information technologies of communication" (OJSC "Svyazintek"), Moscow, Nastasiinskyi pereulok,7, bld. 2***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***13%***
The stake of common stock of the commercial organization belonging to the issuer: ***13%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

21. Full (abbreviated) name, location: ***Closed Joint Stock Company "Ericsson svyaz" (CJSC "Ericsson svyaz"), Nizhny Novgorod city, Gagarin av., 37***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***24%***
The stake of common stock of the commercial organization belonging to the issuer: ***24%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

22. Full (abbreviated) name, location: ***Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola town, Chavaina blvd., 11a***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***20,86 %***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

23. Full (abbreviated) name, location: ***Limited Liability Company Commercial-production company "NN-Rossvyazinform" (LLC CPC "NN-Rossvyazinform"), Nizhny Novgorod city, Gorky sq., Dom Svyazi***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***20%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

24. Full (abbreviated) name, location: ***Closed Joint Stock Company "Reg-Time" (CJSC "Reg-Time"), Samara city, Krasnodonskaya str., 68***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***17%***
The stake of common stock of the commercial organization belonging to the issuer: ***17%***

The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

25. Full (abbreviated) name, location: ***Closed Joint Stock Company "Rostelegraph" (CJSC "Rostelegraph"), Moscow, Tverskaya str., 7***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***15,69%***
The stake of common stock of the commercial organization belonging to the issuer: ***15,69%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

26. Full (abbreviated) name, location: ***Closed Joint Stock Company "Center of Authorial Medical Technologies and Innovations" (CJSC "CAMTI"), RF, the Republic of Mordoviya, Saransk town, 60 years of October avenue, 6***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization***: 14%***
The stake of common stock of the commercial organization belonging to the issuer: ***14%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization***: none***

27. Full (abbreviated) name, location: ***Closed Joint Stock Company Science-Engineering center "Comset" (CJSC SEC "Comset"), Moscow, Zelenyi pereulok, 7***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***11,09%***
The stake of common stock of the commercial organization belonging to the issuer: ***11,09%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

28. Full (abbreviated) name, location: ***Closed Joint Stock Company "Agency for protection of competition and consumer rights" (CJSC "ECAD"), Pavlovo town of Nizhny Novgorod oblast, Suvorov str., 1***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***10,4%***
The stake of common stock of the commercial organization belonging to the issuer: ***10,4%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

29. Full (abbreviated) name, location: ***Closed Joint Stock Company "TeleRoss-Samara" (CJSC "TeleRoss-Samara"), Samara city, Polevaya str., 43***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***10%***
The stake of common stock of the commercial organization belonging to the issuer: ***10%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

30. Full (abbreviated) name, location: ***Limited Liability Company "Samara payphone" (LLC "Samara payphone"), Samara city, Penzenskaya str., 68***

The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***10%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

31. Full (abbreviated) name, location: ***Closed Joint Stock Company "Startcom" (CJSC "Startcom"), Moscow-49, GSP-1, 2-nd Spasonalivkovskyi pereulok, 6***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***7,4%***
The stake of common stock of the commercial organization belonging to the issuer: ***7,4%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

32. Full (abbreviated) name, location: ***Closed Joint Stock Company "RusLeasingSvyaz" (CJSC "RusLeasingSvyaz"), Moscow, B-49, 2-nd Spasonalivkovskyi pereulok, 6***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***7,35%***
The stake of common stock of the commercial organization belonging to the issuer: ***7,35%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

33. Full (abbreviated) name, location: ***Closed Joint Stock Company "Orenburg Card-Center" (CJSC "Orencard"), Orenburg city, Chkalov str., 32a***
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: ***5%***
The stake of common stock of the commercial organization belonging to the issuer: ***5%***
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: ***none***
The stake of the issuer's common stock belonging to the commercial organization: ***none***

8.1.6. Data on revenue-intensive transactions made by the issuer

Data on revenue-intensive transactions made by the issuer for the reporting quarter:

There were no transactions (groups of interrelated transactions), the value of which is 10 and more percent of the balance-sheet value of the issuer's assets as per the data of its accounting statement as of the last reporting date preceding the date when the transaction was made, the specified transaction having been made by the issuer for the reporting quarter.

8.1.7. Data on the issuer's credit ratings

The object of credit rating assignment: ***the issuer***
The value of credit rating as of the end date of the reporting quarter:

Long-term corporate foreign currency credit rating: ***"BB -"***.
Outlook ***"Stable"***.
Long-term corporate domestic currency credit rating: ***"BB -"***.
Outlook ***"Stable"***.
On Russian scale "ruAA -".

The background of credit rating value change for the last 5 accomplished fiscal years preceding the end date of the reporting quarter:

1) On international scale:
Long-term corporate foreign currency credit rating: ***"B-"***.
Outlook ***"Stable"***.
Date: ***12.03.2002***
Long-term corporate domestic currency credit rating: ***"B-"***.
Outlook ***"Stable"***.
Date: ***12.03.2002***

2) On international scale:
Long-term corporate foreign currency credit rating: ***"B"***.
Outlook ***"Stable"***.
Date: ***12.02.2003***
Long-term corporate domestic currency credit rating: ***"B"***.
Outlook ***"Stable"***.
Date: ***12.02.2003***
On Russian scale:
Long-term credit rating: ***"ruA-"***.
Date: ***13.03.2003***

3) On international scale:
Long-term corporate foreign currency credit rating: ***"B+"***.
Outlook ***"Stable"***.
Date: ***15.04.2005***
Long-term corporate domestic currency credit rating: ***"B+"***.
Outlook ***"Stable"***.
Date: ***15.04.2005***
On Russian scale:
Long-term credit rating: ***"ruA+"***.

Date: ***15.04.2005***

4) <u>On international scale:</u>
Long-term corporate foreign currency credit rating: ***"BB-".***
Outlook ***"Stable".***
Date: ***27.09.2006***
Long-term corporate domestic currency credit rating: ***"BB-".***
Outlook ***"Stable".***
Date: ***27.09.2006***
<u>On Russian scale:</u>
Long-term credit rating: ***"ruAA -".***
Date: ***27.09.2006***

Full and abbreviated brand name, location of organization having assigned the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
Representation office of "Standard & Poor's International Services, Inc." corporation:
125009, Moscow, Vozdvizhenka str., 4/7, bld. 2, business-center "Mokhovaya", 7-th floor
Brief description of the method of credit rating assignment:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, performances of cash flows, financial flexibility).

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:
<u>http://www.standardandpoors.ru/page.php?path=process</u>.

Other data on credit rating: ***none***

The object of credit rating assignment: ***the issuer's securities (bonds)***
Credit rating value as of the end date of the reporting quarter:
<u>On Russian scale:</u>
Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount of 3 billion rubles (of BT-2 series): "ruA+".

The Bonds of BT-2 series are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (02.12.2008),

On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (02.06.2009),

On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (01.12.2009),

On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (01.06.2010),

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (30.11.2010).

Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount of 2,3 billion rubles (of BT-3 series): "ruA+".

The Bonds of BT-3 series are retired in succession by installments during the following periods

On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (02.12.2008),

On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (02.06.2009),

On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (01.12.2009),

On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (01.06.2010),

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (30.11.2010).

Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount of 3 billion rubles (of BT-4 series): "ruA+".

The Bonds of BT-4 series are retired in succession by installments during the following periods

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (06.09.2011),

On the 2002-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (06.03.2012),

On the 2184-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (04.09.2012),

On the 2366-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (05.03.2013),

On the 2548-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue (03.09.2013).

The background of credit rating value change for the last 5 accomplished fiscal years preceding the end date of the reporting quarter:

The object of credit rating assignment: ***the issuer's securities (bonds)***
Credit rating value, the date of assigning (changing) credit rating value:
<u>On Russian scale:</u>
Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount of 1 billion rubles with maturity term in February 2006 (of BT-1 series): "ruA-".
Date: ***13.03.2003***
<u>On Russian scale:</u>
Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount of 1 billion rubles with maturity term in February 2006 (of BT-1 series): "ruA+".
Date: ***15.04.2005***
<u>On Russian scale:</u>
Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount of 3 billion rubles (of BT-2 series): "ruA+".
Date: ***14.12.2005***
<u>On Russian scale:</u>
Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount of 2,3 billion rubles. (of BT-3 series): "ruA+".
Date: ***14.12.2005***
<u>On Russian scale:</u>
Credit rating to priority unsecured ruble issue of the issuer's bonds for the amount of 3 billion rubles (of BT-4 series): "ruA+".
Date: ***10.04.2006***

Full and abbreviated brand name, location of organization which assigned the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
Representation office of "Standard & Poor's International Services, Inc." corporation:
125009, Moscow, Vozdvizhenka str., 4/7, bld. 2, business-center "Mokhovaya", 7-th floor

Brief description of the method of credit rating assignment:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, performances of cash flows, financial flexibility).

The address of the web-site in the Internet where the information is posted about the method of credit rating assignment: **http://www.standardandpoors.ru/page.php?path=process.**

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 1***
Form: ***certified, bearer***
Type***: interest-bearing***
State registration number of securities issue: ***№ 4-43- 00137-A***
State registration date: ***24.01.2003***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 2***
Form: ***certified (payable to bearer with obligatory central storage)***
Type***: interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-44- 00137-A***
State registration date: ***10.11.2005***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 3***
Form: ***certified (payable to bearer with obligatory central storage)***
Type***: interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-45- 00137-A***
State registration date: ***10.11.2005***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 4***
Form: ***certified (payable to bearer with obligatory central storage)***
Type***: interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-46- 00137-A***
State registration date: ***06.06.2006***

Accounting treatment - ***STANDARD & POOR'S proprietary method:***

"Standard & Poor's" assigns rating only if adequate information is available, on the basis of transparent method, which takes into account quantitative and qualitative parameters, financial risks and business-risks.

The method of Standard & Poor's ratings assignment differs depending on issuer's categories and rating type. Thus, in the case of companies the business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility) are analyzed.

After making decision on obtaining rating, the agreement is signed, in which basic parameters of relations between Standard & Poor's and the issuer are established with precise formulation of liabilities of both the parties. Upon the receipt of request for rating assignment the analytical group is formed which consists of analysts having knowledge in appropriate fields. The group contains at least one analyst having experience in CIS countries. Leading analyst, who guides the process, is appointed, and he/she is the main contact person for the issuer. Before the official meeting the group analyses the information presented by the issuer at the request, and the information from other sources which Standard & Poor's considers to be reliable: financial statement for previous periods, forecasts for financial indicators and cash flows, documentation on transactions, legal opinions and other data. At that, there are significant differences related to the issuer's type. Thus, for corporations these are financial statements, annual reports, and data on the structure of the industry. Then the group of analysts holds a meeting with management in order to discuss basic factors influencing the rating, including production and financial plans and management strategy. This meeting allows issuers to touch upon the issues which are of principle for the resolution on rating assignment. Analysts in their turn may clarify a number of problem situations, which have arisen after their familiarization with the presented information. By the results of discussion additional information inquiry may be formulated.

Then the leading analyst makes analysis report, presented to the rating committee. The rating committee includes senior analysts of Standard & Poor's. After the discussion of all factors influencing the rating, the resolution is passed on the rating value. After the resolution is passed by the rating committee, chief analyst informs the issuer on the rating assigned to it, and also on the foundation of the specified resolution. In case of the issuer's approval Standard & Poor's discloses it my means of its own data base RatingsDirect, by means of international and local press agencies and mass media. In respect of each rating a press-release, brief and complete foundation of the rating are published at sites of Standard & Poor's.

Change of the rating

In cases when rating change is necessary, preliminary analysis is carried out, which may result in the registration of the specified rating in CreditWatch list. (Registration in CreditWatch list means that the rating may be changed in the nearest future. This is warning for investors that additional analysis is being made).

The next stage is the full-scale analysis, which includes, if necessary, a meeting with management and proposing the issue for discussion by the rating committee. The rating committee considers the issue, passes the resolution and informs the issuer on it.

Rating monitoring

After rating assignment Standard & Poor's analysts permanently control all the factors which may influence it, such as changes in the capital structure, takeover of other companies or other significant economic events. Significant events, related to the issuer's activity, are daily tracked. Obligatory requirement of Standard & Poor's - holding annual meetings with management (if required these meeting are held more frequently). Based upon information received from the issuer or other free sources, the rating may be increased or decreased as often, as the issuer's credibility is changed. In the case when there are no significant events, the rating reconsideration (its confirmation or change) is carried out once a year. Individual rating is assigned to all issuer's debt obligations, issued after rating assignment and placed at public markets. Standard & Poor's contemplates that the management will notify analysts of significant financial and production

changes which may affect the rating. Nevertheless, Standard & Poor's reserves the right to change the rating at any time during usual monitoring period.

Stages of rating assignment

- *application for rating.*
- *appointment of the group of analysts.*
- *information accumulation.*
- *meeting with management.*
- *rating committee.*
- *informing the issuer about the rating assigned.*
- *distribution of information on the rating (at the client's consent).*
- *Rating monitoring.*

The issuer's credit rating on international scale of Standard & Poor's expresses current opinion on the general credibility of the dept obligations issuer, guarantor or security, business partner, of its ability and intention to fulfill timely and in full its debt obligations.

The credit rating of debt obligations on international scale of Standard & Poor's expresses current opinion on credit risk with respect to concrete debt obligations (bonds, bank credits, loans, other financial instruments).

Financial stability rating on international scale expresses Standard & Poor's opinion on the ability of insurance company to pay according to its policy and contracts terms and conditions.

Values of credit ratings on Standard & Poor's international scale

Long-term rating of Standard & Poor's assesses the issuer's ability to timely fulfill its debt obligations. Long-term ratings vary from the highest category - "AAA" to the lowest - "D". Ratings between "AA" and "CCC" may be supplied with sign "plus" (+) or "minus" (-), which mean intermediary categories of the rating as compared to the basic ones.

Short-term rating is the assessment of probability of timely repayment of the obligations, which are considered to be short-term at the appropriate markets. Short-term ratings also have the range - from "A-1" for gilt edged obligations to "D" for off-quality obligations. Ratings inside of category "A-1" may contain sign "plus" (+) for the purpose of highlighting more reliable obligations of the specified category.

Besides long-term ratings Standard & Poor's has special definitions of ratings of preferred shares, money market fund, share bond funds, solvency of insurance companies and companies operating with derivative instruments.

AAA – extremely strong capacity to fulfill its debt obligations timely and in full; the highest rating.

AA – strong capacity to fulfill timely and in full its debt obligations.

A – moderately strong capacity to fulfill timely and in full its debt obligations, however higher sensitivity to the impact of unfavorable changes in commercial, financial and economical conditions.

BBB – adequate capacity to fulfill timely and in full its debt obligations, but higher vulnerability to the impact of unfavorable changes in commercial, financial and economical conditions.

BB – out of danger in the short-term outlook, but higher sensitivity to the impact of unfavorable changes in commercial, financial and economical conditions.

B – higher vulnerability at unfavorable commercial, financial and economical conditions, however at present there is the capability of meeting debt obligations timely and in full.

CCC – at this date non-fulfillment by the issuer of its debt obligations is potentially possible; timely performance of obligations depends to a large extent on favorable commercial, financial and economic conditions.

CC – at present the probability of non-fulfillment by the issuer of its debt obligations is high.

C – there are bankruptcy proceedings initiated in respect of the issuer or a similar action is taken, but payments or other obligations performance are going on.

SD – selective default with respect to the specified debt obligation while timely and full payments with respect to other debt obligations are going on.

D – debt obligations default.

The ratings of "AAA", "AA", "A" and "BBB" categories are investment-grade ratings.

The ratings of "BB", "B", "CCC", "CC" and "C" categories are the ratings having significant speculative features.

Outlooks

Rating outlook shows possible trend of rating change in the nearest two - three years.

- *"Positive" – the rating may be increased.*
- *"Negative" – the rating may be decreased.*
- *"Stable" – the change is unlikely.*
- *"Developing" – the increase or the decrease of the rating is possible.*

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment: ***http://www.standardandpoors.ru/page.php?path=issuer&id=78***

Other data on the credit rating: ***none***

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***245 969 590***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***1 299 093***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number: ***№ 1 – 01 – 00137 - A***

State registration date: ***14.11.2003***

The rights granted by shares to their owners:

Extract from the Charter:

"7.1. Each ordinary share of the Company gives the shareholder – to its owner identical measure of rights.

7.2. Each shareholder – the owner of ordinary shares of the Company has the right:

7.2.1. To participate in the general meeting of shareholders of the Company in the due procedure, stipulated by the existing legislation of the Russian Federation;

7.2.2. To receive dividends in the due procedure, stipulated by the existing legislation of the Russian Federation and the present Charter, when they are declared by the Company;

7.2.3. To receive a part of property of the Company, remaining after its liquidation which part is proportional to number of shares in his possession;

7.2.4. To get access to the documents stipulated by item 1 of Article 89 of Federal law "On joint stock companies", in the due procedure stipulated by Article 91 of the specified law;

7.2.5. To claim confirmation of the shareholder's rights for the shares from the registrar of the Company by issuing an extract from the registry of shareholders of the Company;

7.2.6. To receive information on all records on his personal account from the Company's registrar, and also other information stipulated by legal acts of the Russian Federation, which establish the due procedure of keeping the registry of shareholders;

7.2.7. To alienate shares belonging to him without consent of other shareholders and of the Company;

7.2.8. To protect his violated civil rights in the court in cases, stipulated by the existing legislation of the Russian Federation, including claiming indemnification for losses from the Company;

7.2.9. To claim the repayment of all shares belonging to the shareholder (or part of it) from the Company in cases and in the due procedure, stipulated by the existing legislation of the Russian Federation;

7.2.10. To sell shares to the Company in case if the Company passed the resolution to acquire the shares;

7.2.11. To claim from the Company an extract from the list of the persons having right to participate in the General meeting of shareholders containing information on the shareholder;

7.2.12. Priority in purchasing additional shares placed by means of public offering and issued securities convertible into shares, in the amount proportional to the amount of shares held by them.

7.3. The shareholder owning more than 1 percent of voting shares of the Company, has the right to claim from the registrar of the Company the information on the name (names) of shareholders registered in the registry and the information on the amount, the category and the face value of shares held by them (the specified information is provided without indication of addresses of shareholders).

7.4. The shareholders (shareholder) owning in aggregate at least 1 percent of placed ordinary shares of the Company, have the right to apply to the court with a claim against a member of the Board of directors of the Company, an individual executive of the Company, a member of a joint executive agency of the Company, or against the management company or the manager about indemnification of losses, caused to the Company as a result of guilty actions (inactivity) of the specified persons.

7.5. Shareholders possessing at least 1 percent of votes at the general meeting of shareholders have the right to claim the provision of the list of persons having the right to participate in the meeting from the Company. The information from the documents and the mailing address of the shareholders included in this list, are provided only with their consent.

7.6. The shareholders (shareholder) being in aggregate owners of at least 2 percent of voting shares of the Company, have the right to introduce issues into the agenda of the annual general meeting of shareholders and to propose candidates to management and controlling bodies of the Company elected by the general meeting of shareholders. During preparation of an extraordinary general meeting of shareholders with the agenda concerning election of the Board of directors of the Company, the specified shareholders (shareholder) have the right to propose candidates for election to the Board of directors of the Company.

7.7. The shareholders (shareholder) who own in aggregate at least 10 percent of voting shares of the Company, have the right to require convocation of an extraordinary general meeting of shareholders from the Board of directors of the Company. In case if during the term established by the current legislation of the Russian Federation and the present Charter, the Board of directors of

the Company does not pass the resolution on convocation of an extraordinary general meeting of shareholders or adopts a decision to refuse its convocation, the extraordinary meeting can be convoked by the specified shareholders (shareholder).

7.8. The shareholders (shareholder) who own in aggregate at least 10 percent of voting shares of the Company, have the right to claim an audit of financial and economic activity of the Company at any time.

7.9. The shareholders (shareholder) who hold in aggregate at least 25 percent of voting shares of the Company, have the right of access, and also have the right to receive the copies of accounting documents and of the minutes of sessions of the joint executive body of the Company.

7.10. Shareholders, owners of ordinary shares of the Company have other rights stipulated by the existing legislation of the Russian Federation and by the present Charter".

Other data on shares provided by the issuer at its own discretion:
5 717 pieces of ordinary shares – the quantity of paid off securities due to the Issuer's reorganization.
Additional issues of the Issuer's ordinary registered paperless shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: ***type A preferred***
Face value of each share: ***5 rubles***
The number of shares in circulation (the number of shares which are not paid off or cancelled): ***81 983 404***
The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***
The number of declared shares: ***531 496***
The number of shares being on the issuer's balance: ***none***
The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***
State registration number: ***№ 2 – 01 –00137 - A***
State registration date: ***14.11.2003***

The rights granted by the shares to their owners:
In accordance with the Company's Charter:
"8.1. Each type A preferred share of the Company gives the shareholder – its owner identical measure of rights.

8.2. Owners of type A preferred shares have the right to receive the annual fixed dividend except for the cases stipulated by the present Charter. The total sum paid as dividend for each type A preferred share is established at the rate of 10 percent of the net profit of the Company according to the results of the last fiscal year, divided by the number of shares which make up 25 percent of the charter capital of the Company. Besides, if the sum of the dividends paid by the Company under each ordinary share in a certain year exceeds the sum to be paid as dividends under each type A preferred share, the size of the dividends paid under the latter, should be increased up to the size of dividends paid under the ordinary shares.

8.3. The owners of type A preferred shares have the right to participate in the general meeting of shareholders with the right of vote when solving the issues of reorganization and liquidation of the Company, and also to vote on introducing amendments and changes into the Company's Charter, in case if the mentioned changes limit the rights of the specified shareholders.

8.4. The owners of type A preferred shares have the right to participate in the general meeting of shareholders with the right of vote on all the issues of the agenda of the meeting in the case if the meeting of shareholders, irrespective of the reasons, has not passed the resolution on the payment of dividends or if it has passed the resolution on incomplete payment of dividends for type A preferred shares. The specified right of owners of type A preferred shares arises since the meeting following the annual meeting of shareholders at which the resolution on the payment of dividends was not passed, and stops since the date of the first payment of dividends for the specified shares in the full size.

8.5. Owners of type A preferred shares have the rights stipulated by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11, item 7.2.12 of the present Charter for the owners of ordinary shares of the Company. These rights are granted to shareholders - the owners of type A preferred shares, including in a case when the given shares are not voting.

8.6. Owners of type A preferred shares have the rights stipulated by item 7.3, item 7.6, item 7.7, item 7.8, item 7.9 of the present Charter in the case if type A preferred shares have the right of vote on all the issues of the competence of the general meeting of shareholders of the Company

8.7. Owners of type A preferred shares have the right to claim from the Company the repayment of all shares held by the shareholder or of a part of them in the cases and in the due procedure, stipulated by the existing legislation of the Russian Federation.

8.8. Owners of type A preferred shares, possessing at least 1 per cent of votes in the general meeting of shareholders, have the right to claim from the Company the provision of the list of the persons entitled to participate in the meeting. The documents data and the mail address of the shareholders included in this list are provided only with their consent.

8.9. Shareholders, the owners of type A preferred shares have other rights, stipulated by the existing legislation of the Russian Federation and by the present Charter."

Other data on shares provided by the issuer at its own discretion:
9 000 pieces of type A preferred shares – the quantity of paid off securities due to the Issuer's reorganization.
Additional issues of the Issuer's preferred registered paperless shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares.

8.3.1. Data on the issues, all the securities of which are paid off (cancelled).

Issue **№ 1:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-01-00137-A***

State registration date of the issue: ***25.10.2002***:

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of registration body that carried out the securities issue state registration: ***Russia's FCSM (Federal Commission for the Securities Market)***

The name of registration body that carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 2:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-02-00137-A***

State registration date of the issue: ***25.10.2002***:

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***498 pieces***

The amount of securities issue at face value: ***1 245 000 rubles***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 3:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-03-00137-A***

State registration date of the issue: ***25.10.2002***:

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***498 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***
Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue ***№ 4***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue:
№ 4-04-00137-A
State registration date of the securities issue: ***25.10.2002***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The quantity of the issue securities: ***236 pieces***
The amount of securities issue at face value: ***590 000 rubles***
Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by order № 03 - 100/p of 24.01.2003 of Russia's FCSM.

Issue ***№ 5***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***5 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-05-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***1 250 000 rubles***
Time period (date) of the issue securities pay off: ***13.12.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 6**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***6 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue:
№ 4-06-00137-A

State registration date of the securities issue: ***25.10.2002***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***1 250 000 rubles.***
Time period (date) of the issue securities pay off: ***20.10.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 7
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***7 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-07-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The quantity of the issue securities: ***120 pieces***
The amount of securities issue at face value: ***300 000 rubles***
Time period (date) of the issue securities pay off: ***27.11.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 8
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***8 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-08-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The quantity of the issue securities: ***11 pieces***
The amount of securities issue at face value: ***44 000 rubles***
Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № **9:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***9 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-09-00137-A***

State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***321 pieces***
The amount of securities issue at face value: ***802 500 rubles***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № **10:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***10 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-10-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***488 pieces***
The amount of securities issue at face value: ***1 220 000 rubles***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № **11:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***11 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-11-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***280 pieces***
The amount of securities issue at face value: ***700 000 rubles***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № 12:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***12 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-12-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***334 pieces***

The amount of securities issue at face value: ***835 000 rubles***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 13

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***13 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-13-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 14:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***14 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-14-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***1 250 000 rubles***
Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue № 15
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***15 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-15-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***1 250 000 rubles***
Time period (date) of the issue securities pay off: ***04.09.2001 –04.09.2003***
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 16
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***16 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-16-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The quantity of the issue securities: ***250 pieces***
The amount of securities issue at face value: ***625 000 rubles***
Time period (date) of the issue securities pay off: ***04.09.2001 – 04.09.2003***
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 17:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***17 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-17-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out the state registration of the report on the results of the

securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***40 pieces***

The amount of securities issue at face value: ***200 000 rubles***

Time period (date) of the issue securities pay off: ***19.07.2001 – 19.07.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 18:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***18 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-18-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***182 pieces***

The amount of securities issue at face value: ***1 092 000 rubles***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 19:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***19 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-19-00137-A***

State registration date of the issue: ***25.10.2002***

Date of the state registration of the report on the results of the issue: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***

The quantity of the issue securities: ***70 pieces***

The amount of securities issue at face value: ***420 000 rubles***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 20:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***20 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-20-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***405 pieces***
The amount of securities issue at face value: ***2 430 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 21:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***21 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue: ***№ 4-21-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***288 pieces***
Face value of each security of the issue: ***6 000 rubles***
The amount of securities issue at face value: ***1 728 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 22:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***22 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-22-00137-A***
State registration date of the securities issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out the state registration of the report on the results of the

securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***417 pieces***
The amount of securities issue at face value: ***2 502 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue ***№ 23***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***23 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-23-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The quantity of the issue securities: ***116 pieces***
The amount of securities issue at face value: ***696 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 24:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***24 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-24-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***3 000 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 25:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***25 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue: ***№ 4-25-00137-A***
State registration date of the issue: ***25.10.2002***
Date of the state registration of the report on the results of the issue: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***180 pieces***
The amount of securities issue at face value: ***1 080 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue ***№ 26***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***26 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-26-00137-A***
State registration date of the securities issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of state registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***35 pieces***
The amount of securities issue at face value: ***315 000 rubles***
Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№*** **43:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 1***
Type: ***interest rate***
Form: ***certified, bearer***
State registration number of the issue: ***№ 4-43-00137-A***
State registration date of the issue: ***24.01.2003***:
State registration date of the report on the issue results: ***14.03.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out the state registration of the report on the results of the securities issue: ***Russia's FCSM***
The quantity of the issue securities: ***1 000 000 pieces***
The amount of securities issue at face value: ***1 000 000 000 rubles***
Time period (date) of the issue securities pay off: ***21.02.2006***
Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

8.3.2. Data on the issues, the securities of which are in circulation

Total quantity of the issuer's securities – ***bonds in*** circulation: ***8 483 899 pieces.***

Total amount at face value of the issuer's securities – ***bonds*** in circulation: ***8 367 856 700 rubles.***

Issue № **27:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-27-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out state registration of the report on the issue results: ***Russia's FCSM***

The quantity of the issue securities: ***143 890 pieces***

The quantity of placed securities of the issue: ***143 440***

The quantity of circulating securities of the issue: ***62 245***

Face value of each valuable paper of the issue: ***100 rubles***

The amount of securities issue at face value: ***14 344 000 rubles***

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment in the procedure and during the time specified in the issue Prospectus;
2) To receive from the issuer the fixed accrued interest at the rate of 1% annually of the bond face value at repayment in the procedure and during the time specified in the issue Prospectus;
3) To get, at availability of a technical opportunity, an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of the Russian Federation.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission. Periodicity of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at the rate of 1% annually of the face value of the bond.

Issue **№ 28:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-28-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out state registration of the report on the issue results: ***Russia's FCSM***

The quantity of the issue securities: ***6 233 pieces***

The quantity of placed securities of the issue: ***6 218***

The quantity of circulating securities of the issue: ***6 218***

Face value of each valuable paper of the issue: ***3 000 rubles***

The amount of securities issue at face value: ***18 654 000 rubles***

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment in the procedure and during the time specified below in the issue Prospectus;
2) To receive from the issuer the fixed accrued interest at the rate of 7% annually of the bond face value at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;
3) To get, at availability of a technical opportunity for telephone installation, one extraordinary access to a telephone network;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.
Other rights stipulated by the legislation of the Russian Federation are not applicable.

The procedure, terms and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at the rate of 7% of face value of the bond for the entire circulation time.
Periodicity of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made with:
- Available funds from cash department of the enterprise to the address from which the application has been directed;
- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at the rate of 7% annually of the face value of the bond.

Issue **№ 29:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***3 – C***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue: ***№ 4-29-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out state registration of the report on the issue results: ***Russia's FCSM***
The quantity of the issue securities: ***3 231 pieces***
The quantity of placed securities of the issue: ***3 229***
The quantity of circulating securities of the issue: ***3 229***
Face value of each valuable paper of the issue: ***2 000 rubles***
The amount of securities issue at face value: ***6 458 000 rubles***
The rights assigned for each valuable paper of the issue:
1) To receive from the issuer the face value of the bond at its repayment in the procedure and during the time specified below in the issue Prospectus;
2) To receive from the issuer the fixed accrued interest at the rate of 7% annually of the bond face value at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;
3) To get, at availability of a technical opportunity for telephone installation, one extraordinary access to a telephone network;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.
Other rights stipulated by the legislation of the Russian Federation are not applicable.

The procedure, terms and conditions of the issue securities repayment:
From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.
The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at the rate of 7% of face value of the bond for the entire circulation time.
Periodicity of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made with:
- Available funds from cash department of the enterprise to the address from which the application has been directed;
- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at the rate of 7% annually of the face value of the bond.

Issue **№ 30:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – C***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-30-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out state registration of the report on the issue results: ***Russia's FCSM***
The quantity of the issue securities: ***5 995 pieces***
The quantity of placed securities of the issue: ***5 967***
The quantity of circulating securities of the issue: ***5 967***
Face value of each valuable paper of the issue: ***2 500 rubles***
The amount of securities issue at face value: ***14 917 500 rubles***

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at the rate of 5% for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% annually of the face value of the bond.

Issue **№ 31:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-31-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out state registration of the report on the issue results: ***Russia's FCSM***

The quantity of the issue securities: ***800 pieces***

The quantity of placed securities of the issue: ***800***

The quantity of circulating securities of the issue: ***800***

Face value of each valuable paper of the issue: ***700 rubles***

The amount of securities issue at face value: ***560 000 rubles***

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;
2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;
3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.
The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at the rate of 5% for the entire circulation time from the face value of the bond.
Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.
Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% annually of the face value of the bond.

Issue **№ 32:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-32-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out state registration of the report on the issue results: ***Russia's FCSM***

The quantity of the issue securities: ***1 500 pieces***

The quantity of placed securities of the issue: ***1 499***

The quantity of circulating securities of the issue: ***1 499***

Face value of each valuable paper of the issue: ***1 400 rubles***

The amount of securities issue at face value: ***2 098 600 rubles***

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at the rate of 5% for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% annually of the face value of the bond.

Issue **№ 33:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-33-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out state registration of the report on the issue results:
Russia's FCSM
The quantity of the issue securities: ***18 246 pieces***
The quantity of placed securities of the issue: ***18 246***
The quantity of circulating securities of the issue: ***20***
Face value of each valuable paper of the issue: ***100 rubles***
The amount of securities issue at face value: ***1 824 600 rubles***
The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
- To receive from the issuer the face value of the bond at its repayment;
- To receive cash income at the rate of 0,1% of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% annually from face value of the bond.

Issue № **34:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***2 – У***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-34-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out state registration of the report on the issue results:
Russia's FCSM
The quantity of the issue securities***: 500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***1***
Face value of each valuable paper of the issue: ***2 000 rubles***
The amount of securities issue at face value: ***1 000 000 rubles***
The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at the rate of 0,1% of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% annually from face value of the bond.

Issue № 35:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***3 – Y***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-35-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out state registration of the report on the issue results: ***Russia's FCSM***
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: 73
Face value of each valuable paper of the issue: ***2 000 rubles***
The amount of securities issue at face value: ***1 000 000 rubles***
The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at the rate of 0,1% of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% annually from face value of the bond.

Issue **№ 36:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – У***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-36-00137-А***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out state registration of the report on the issue results: ***Russia's FCSM***
The quantity of the issue securities: ***500 pieces***
*The quantity of placed securities of the issue: **500***
*The quantity of circulating securities of the issue: **1***
Face value of each valuable paper of the issue: ***2 000 rubles***
The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at the rate of 0,1% of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.
The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% annually from face value of the bond.

Issue **№ 37:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***5 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-37-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out state registration of the report on the issue results: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at the rate of 0,1% of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% annually from face value of the bond.

Issue **№ 38:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-38-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of state registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out state registration of the report on the issue results: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at the rate of 0,1% of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% annually from face value of the bond.

Issue **№ 39:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *7 – Y*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-39-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out state registration of the report on the issue results: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at the rate of 0,1% of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% annually from face value of the bond.

Issue **№ 40:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***8 – У***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-40-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body carried out the securities issue state registration: ***Russia's FCSM***
The name of registration body carried out state registration of the report on the issue results: ***Russia's FCSM***
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***500***
Face value of each valuable paper of the issue: ***2 000 rubles***
The amount of securities issue at face value: ***1 000 000 rubles***
The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at the rate of 0,1% of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% annually from face value of the bond.

Issue № 41:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-41-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of state registration body carried out state registration of the report on the issue results: ***Russia's FCSM***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at the rate of 0,1% of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% annually from face value of the bond.

Issue № 42:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-42-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body carried out the securities issue state registration: ***Russia's FCSM***

The name of registration body carried out state registration of the report on the issue results: ***Russia's***

FCSM

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Face value of each valuable paper of the issue: ***2 000 rubles***

The amount of securities issue at face value: ***1 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at the rate of 0,1% of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% annually from face value of the bond.

Issue **№ 44:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 2***

Type: ***interest rate***

Form: ***bearer, certified***

State registration number of the issue: ***№ 4-44-00137-A***

State registration date of the issue: ***10.11.2005***

State registration date of the report on the issue results: ***11.01.2006***

The name of registration body carried out the securities issue state registration: ***Russia's FSFM***

The name of registration body carried out state registration of the report on the issue results: ***Russia's FSFM***

The quantity of the issue securities: ***3 000 000 pieces***

Face value of each valuable paper of the issue: ***1 000 rubles***

The amount of securities issue at face value: ***3 000 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The Bond owner has the right to receive all parts of the bond's face value in the procedure and at dates, established in item 9 of the Decision on the securities issue and item 9.1.2 (I) of the securities Offering memorandum.

The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the

securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the securities Offering memorandum.

The Bond owner has the right to receive appropriate part of the face value at the Issuer's reorganization, liquidation or bankruptcy in the procedure, stipulated by Russian Federation current legislation. The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the moment of registration of the report on the results of the securities issue according to effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds owners.

In case of non-execution by the Issuer of the obligation on the payment of coupon yield and /or appropriate part of the Bonds face value (including the case default, technical default), the owners and/or nominal holders of the Bonds, if the nominal holders are appropriately authorized by the Bond owners, have the right to address the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds face value and interests according to article 395 of Russian Federation Civil code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or corresponding part of the Bonds face value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the corresponding part of the Bonds face value from the person (entity) which have provided guarantee for the Bonds issue in the procedure, stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

If the rights for the Bonds are transferred, the rights resulting from the guarantee provided, are transferred to the new owner. The transfer of rights resulting from the guarantee provided, without the transfer of rights for the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by the Russian Federation legislation.

The Bonds of BT-2 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory central storage.

Full and abbreviated brand name of the depositary executing central storage:
Non-commercial partnership "National depositary center", NDC
Depositary's location: *Moscow, Srednyi Kislovskyi per., 1/13, str.4*
The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: *177-03431-000100*
Date of issue: *04.12.2000.*
The validity term of the depositary's license for carrying out the activity of a depositary:
Unlimited
The body that issued the license: *Russia's FCSM*

Procedure, terms and conditions of repayment of the issue securities:
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue.

The retirement of appropriate part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).
It is presumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds' face value.
The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.
The Issuer meets its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").
NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' face value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds' face value, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.
In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of the Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums on the Bonds;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds' owner;*
- *requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

In case of the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

The repayment of appropriate part of the Bonds' face value is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds' face value (hereinafter – "The date of making up the list of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds' face value with respect to the owner, included into the list of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominee holders of the Bonds.
In case when a nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds repayment sum, then the entity (person) authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the entity (person) authorized to receive the Bonds repayment sums is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds' face value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified list including the following data:

a) Full name of the entity (person), authorized to receive the Bonds repayment sums;

b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;

c) the location and the mail address of the entity (person) authorized to receive the Bonds repayment sums;

d) requisites of the bank account of the entity (person) authorized to receive the Bonds repayment sums, and namely:

- account number;

- the bank's name where the account is established;

- the bank's correspondent account where the account is established;

- bank's identification code and TIN of the bank where the account is established.

e) taxpayer identification number of the entity (person) authorized to receive the Bonds repayment sums;

f) taxable status of the owner and of the entity (person) authorized to receive the Bonds repayment sums.

The Bonds Owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to claim confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds' face value.

On the repayment dates of the appropriate part of the Bonds' face value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds face value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds face value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by money resources in the Russian Federation currency by non-cash method.

Prescheduled repayment of the Bonds by the Issuer is not stipulated.

Size of the Bonds interest (coupon) yield:

The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the securities Offering memorandum.

The size of coupon yield for each coupon is calculated by the following formula:

Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),
Where,
j - serial number of coupon period, j=1,2..9, 10;
Kj - the size of coupon yield for each Bond (rubles);
Nom – unpaid part of the face value of one Bond as of the start date of j-th coupon period (rubles);
C j - the size of the interest rate of the j-th coupon, in per cent annual;
T(j -1) - the start date of the j-th coupon period;
T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (I) of the securities Offering memorandum.

The procedure of defining the size of coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is defined in accordance with the procedure established in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

The Issuer's General Director passed a resolution on defining the interest size (coupon) on BT-2 series Bonds (Order № 459 of December 06, 2005):

Coupon's number	*Date of payment*	*Coupon rate size, %*	*Yield size per 1 Bond, rubles*	*Total amount of yield, rubles*
1-st coupon	*06.06.2006*	*8,20 % per annum*	*40,89*	*122 670 000*
2-nd coupon	*05.12.2006*	*8,20 % per annum*	*40,89*	*122 670 000*
3-d coupon	*05.06.2007*	*8,20 % per annum*	*40,89*	*122 670 000*
4-th coupon	*04.12.2007*	*8,20 % per annum*	*40,89*	*122 670 000*
5-th coupon	*03.06.2008*	*8,20 % per annum*	*40,89*	*122 670 000*
6-th coupon	*02.12.2008*	*8,20 % per annum*	*40,89*	*122 670 000*

7-th coupon	*To be determined by the Issuer*
8-th coupon	*To be determined by the Issuer*
9-th coupon	*To be determined by the Issuer*
10-th coupon	*To be determined by the Issuer*

The procedure and the terms and conditions of payment of the Bonds interest (coupon) yield:

The Bonds coupon yield is paid in the Russian Federation currency by non-cash method to the persons (entities) indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds' owners. The Bonds owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and /or other persons (entities) not authorized by its clients to receive the Bonds coupon yield, not later than 7 (seven) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary's operation day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment"). Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and Holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the entity (person) authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the entity (person) authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- ***full name /name, surname, patronymic of the Bonds' owner;***
- ***the quantity of Bonds it owns;***
- ***full name of the person (entity) authorized to receive the Bonds repayment sums;***
- ***location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;***
- ***requisites of bank account of the entity (person) authorized to receive the Bonds repayment sums;***
- ***taxpayer identification number (TIN) of the Bonds' owner;***
- ***taxable status of the Bond's owner;***

In case if the Bonds' owner is a legal non-resident entity:

- ***individual identification number (IIN) – if available;***

In case if the Bonds' owner is a natural person:

- ***type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;***
- ***number of state pension insurance certificate of the Bonds' owner (if available);***
- ***TIN of the Bonds' owner (if available);***
- ***day, month and year of birth of the Bonds' owner.***

Not later than on the 4-th (fourth) business day prior to the Bonds coupon yield payment the Depositary provides the Issuer and the Paying agent with the List of owners and Holders of the Bonds drawn up as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment, the specified List containing the following data:
a) Full name of the person (entity) authorized to receive the Bonds coupon yield sum;
b) The number of Bonds tallied at the custody account of the person (entity) authorized to receive the Bonds coupon yield sum;
c) The location and the mail address of the person (entity) authorized to receive the Bonds coupon yield sum;
d) Requisites of the bank account of the person (entity) authorized to receive the Bonds coupon yield sum, and namely:
- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- the bank's identification code where the account is established;
e) Taxpayer identification number (TIN) of the person (entity) authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person (entity) authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc).

The Bonds owner or Holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person (an entity) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets to them, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the Issuer transfers the required money resources to the account of the paying agent.

Basing on the list of the Bonds owners and Holders, provided by the Depositary, the paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person (entity) is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person (entity) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The Issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the Issuer's account and/or correspondent account of the paying agent in return of the coupon yield in favor of the Bonds owners and Holders.

The yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with the dates stipulated in item 9.4. of the Decision of the securities issue, simultaneously with repayment of 20 (twenty) percent of the face value of the issue Bonds.

Names of stock exchanges which allowed the Bonds for tender:
Open Joint Stock Company "Stock exchange "Russian Trading System"
(OJSC "RTS")
Closed Joint Stock Company "Stock exchange MICEX" (CJSC "SE MICEX")

The kind of provided security:
Guarantee

Issue **№ 45:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 3***
Type: ***interest rate***
Form: ***bearer, certified***
State registration number of the issue: ***№ 4-45-00137-A***
State registration date of the issue: ***10.11.2005***
State registration date of the report on the issue results: ***11.01.2006***
The name of registration body carried out the securities issue state registration: ***Russia's FSFM***
The name of registration body carried out state registration of the report on the issue results: ***Russia's FSFM***
The quantity of the issue securities: ***2 300 000 pieces***
Face value of each valuable paper of the issue: ***1 000 rubles***
The amount of securities issue at face value: ***2 300 000 000 rubles***

The rights assigned for each valuable paper of the issue:
The Bond owner has the right to receive all parts of the bond's face value in the procedure and at dates, established in item 9 of the Decision on the securities issue and item 9.1.2 (II) of the securities Offering memorandum.
The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.
The Bond owner has the right to receive appropriate part of the face value at the Issuer's reorganization, liquidation or bankruptcy in the procedure, stipulated by Russian Federation current legislation. The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the moment of registration of the report on the results of the securities issue according to effective Russian Federation legislation.
All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds owners.
In case of non-execution by the Issuer of the obligation on the payment of coupon yield and /or appropriate part of the Bonds face value (including the case default, technical default), the owners and/or nominal holders of the Bonds, if the nominal holders are appropriately authorized by the Bond owners, have the right to address the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds face value and interests according to article 395 of the Russian

Federation Civil code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or corresponding part of the Bonds face value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the corresponding part of the Bonds face value from the person (entity) which have provided guarantee for the Bonds issue in the procedure, stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.

If the rights for the Bonds are transferred, the rights resulting from the guarantee provided, are transferred to the new owner. The transfer of rights resulting from the guarantee provided, without the transfer of rights for the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by the Russian Federation legislation.

BT-3 series bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory central storage.

Full and abbreviated brand name of the depositary executing central storage:
Non-commercial partnership "National depositary center", NDC
Depositary's location: ***Moscow, Srednyi Kislovskyi per., 1/13, str.4***
The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: ***177-03431-000100***
Date of issue: ***04.12.2000.***
The validity term of the depositary's license for carrying out the activity of a depositary:
Unlimited
The body that issued the license: ***Russia's FCSM***

Procedure, terms and conditions of repayment of the issue securities:
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue,
On the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue,
On the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue,
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue.

The retirement of appropriate part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).
It is presumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds' face value.
The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.
The Issuer meets its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").
NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' face value, not later than 7 (seven) business days prior to the repayment date of each part of

the Bonds' face value, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.
In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of the Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums on the Bonds;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds' owner;*
- *requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

In case of the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

The repayment of appropriate part of the Bonds' face value is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds' face value (hereinafter – "The date of making up the list of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds' face value with respect to the owner, included into the list of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominee holders of the Bonds.
In case when a nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds repayment sum, then the entity (person) authorized to receive the Bonds repayment sums is the nominee holder.
In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the entity (person) authorized to receive the Bonds repayment sums is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds' face value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified list including the following data:
a) Full name of the entity (person), authorized to receive the Bonds repayment sums;
b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;
c) the location and the mail address of the entity (person) authorized to receive the Bonds repayment sums;
d) requisites of the bank account of the entity (person) authorized to receive the Bonds repayment sums, and namely:
- account number;
- the bank's name where the account is established;

- the bank's correspondent account where the account is established;
- bank's identification code and TIN of the bank where the account is established.
e) taxpayer identification number of the entity (person) authorized to receive the Bonds repayment sums;
f) taxable status of the owner and of the entity (person) authorized to receive the Bonds repayment sums.

The Bonds Owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.
In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to claim confirmation of such data by the data on the records of rights to the Bonds.
Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds' face value.
On the repayment dates of the appropriate part of the Bonds' face value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds face value and indicated in the List of owners and/or nominee holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds face value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by money resources in Russian Federation currency by non-cash method.
The capability to choose the form of the Bonds' repayment by the Bonds' owners is not stipulated.

Size of the Bonds interest (coupon) yield:

The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.

The size of coupon yield for each coupon is calculated by the following formula:

$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,
Where,
j - serial number of coupon period, j=1,2..9, 10;

Kj - the size of coupon yield for each Bond (rubles);
Nom – unpaid part of the face value of one Bond as of the start date of j-th coupon period (rubles);
C j - the size of the interest rate of the j-th coupon, in per cent annual;
T(j -1) - the start date of the j-th coupon period;
T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (II) of the securities Offering memorandum. The procedure of defining the size of coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is defined in accordance with the procedure established in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.

The Issuer's General Director passed a resolution on defining the interest size (coupon) on BT-3 series Bonds (Order № 460 of December 06, 2005):

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 Bond, rubles	Total amount of yield, rubles
1-st coupon	06.06.2006	8,50	42,38	97 474 000
2-nd coupon	05.12.2006	8,50	42,38	97 474 000
3-d coupon	05.06.2007	8,50	42,38	97 474 000
4-th coupon	04.12.2007	8,50	42,38	97 474 000
5-th coupon	03.06.2008	8,50	42,38	97 474 000
6-th coupon	02.12.2008	8,50	42,38	97 474 000
7-th coupon	02.06.2009	8,50	33,91	77 993 000
8-th coupon	01.12.2009	8,50	25,43	58 489 000
9-th coupon	01.06.2010	8,50	16,95	38 985 000
10-th coupon	30.11.2010	8,50	8,48	19 504 000

The procedure and the terms and conditions of payment of the Bonds interest (coupon) yield:
The Bonds coupon yield is paid in Russian Federation currency by non-cash method to the persons (entities) indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds' owners. The Bonds owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and /or other persons (entities) not authorized by its clients to receive the Bonds coupon yield, not later than 7 (seven) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary's operation day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment"). Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and Holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the entity (person) authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds and the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the entity (person) authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive the Bonds repayment sums;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;*
- *requisites of bank account of the entity (person) authorized to receive the Bonds repayment sums;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *individual identification number (IIN) – if available;*

In case if the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

Not later than on the 4-th (fourth) business day prior to the Bonds coupon yield payment the Depositary provides the Issuer and the Paying agent with the List of owners and Holders of the Bonds drawn up as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment, the specified List containing the following data:

a) Full name of the person (entity) authorized to receive the Bonds coupon yield sum;

b) The number of Bonds tallied at the custody account of the person (entity) authorized to receive the Bonds coupon yield sum;

c) The location and the mail address of the person (entity) authorized to receive the Bonds coupon yield sum;

d) Requisites of the bank account of the person (entity) authorized to receive the Bonds coupon yield sum, and namely:

- account number;

- the bank's name where the account is established;

- the bank's correspondent account where the account is established;

- the bank's identification code where the account is established;

e) Taxpayer identification number (TIN) of the person (entity) authorized to receive the Bonds coupon yield sums;

f) Taxable status of the person (entity) authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc).

The Bonds owner or Holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person (an entity) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets to them, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the Issuer transfers the required money resources to the account of the paying agent.

Basing on the list of the Bonds owners and Holders, provided by the Depositary, the paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person (entity) is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person (entity) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The Issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the Issuer's account and/or correspondent account of the paying agent in return of the coupon yield in favor of the Bonds owners and Holders.

Yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with the dates stipulated in item 9.4. of the Decision of the securities issue, simultaneously with repayment of 20 (twenty) percent of the face value of the issue Bonds.

Names of stock exchanges which allowed the Bonds for tender:
Open Joint Stock Company "Stock exchange "Russian Trading System"
(OJSC "RTS")
Closed Joint Stock Company "Stock exchange MICEX" (CJSC "SE MICEX")

The kind of provided security:
Guarantee

Issue № **46:**
Kind, series (type), form and other identification features of securities:
Kind: *bonds*
Series: *BT – 4*
Type: *interest rate*
Form: *bearer, certified*

State registration number of the issue: ***№ 4-46-00137-A***

State registration date of the issue: ***06.06.2006***:

State registration date of the report on the issue results: ***state registration of the report on the results of the securities issue was not conducted in the reporting quarter (it is in the course of consideration by the issuer's Board of directors)***

The name of state registration body that conducted the securities issue state registration: ***Russia's FSFM***

The name of state registration body that conducted state registration of the report on the issue results: ***state registration of the report on the results of the securities issue was not conducted in the reporting quarter (it is in the course of consideration by the issuer's Board of directors)***

The quantity of the issue securities: ***3 000 000 pieces***

Face value of each valuable paper of the issue: ***1 000 rubles***

The amount of securities issue at face value: ***3 000 000 000 rubles***

The rights assigned for each valuable paper of the issue:

The Bond owner has the right to receive all parts of the Bond's face value in the procedure and at dates, established in item 9 of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2. of the securities Offering memorandum.

The Bond owner has the right to receive appropriate part of the face value at the Issuer's reorganization, liquidation or bankruptcy in the procedure, stipulated by Russian Federation current legislation. The outstanding amount of the Bond's face value means the difference between the face value of the issue Bond and the part of the Bond's face value paid to the owners in accordance with the Decision on the securities issue and the securities Offering memorandum.

The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the moment of registration of the report on the results of the securities issue according to effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally subject to compulsory implementation in regard to all Bonds owners.

In case of the Issuer's non-performance of obligation on the payment of coupon yield and/ or appropriate part of the Bonds face value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond owners, have the right to approach the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds face value and interest according to article 811 of Russian Federation Civil Code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or appropriate part of the Bonds face value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds face value from the person (entity) who has provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.

If the rights to the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights to the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by Russian Federation legislation.

Procedure, terms and conditions of securities placement (in case, if the issue securities are placed):

Transactions at the Bonds placement are concluded by using tender system of Closed Joint Stock Company "Stock exchange MICEX" (hereinafter - the Exchange, SE MICEX), by means of accepting bids for the Bonds purchase, the bids being submitted by using the Exchange tender system in accordance with the Rules of tenders holding of the Exchange (hereinafter – the Exchange Rules).

The Bonds are placed by means of conclusion of the Bonds purchase and sale transactions at the Bonds placement Price specified in item 8.4. of the Decision on the securities issue, item 2.4. and item 9.2. of the securities Offering memorandum.

The Bonds are placed through the intermediary (Underwriter), who is Interregional commercial bank of development of telecommunication and informatics (open joint-stock company) acting in its own name, but under the instructions and at the expense of the Issuer.

The decision on the approval of the Bonds purchase and sale transaction concluded in the course of the Bonds placement, this transaction being a related party transaction, is to be made prior to its conclusion as per the procedure established by federal laws.

The competitive tendering at the placement of the Bonds will be held in the form of tenders for defining the rate of the Bonds first coupon (hereinafter - the Tender), and after summing up the results of the Tender and accepting the bids submitted in the course of the Tender - by means of concluding transactions on the basis of address bids submitted by the Participants in competitive tendering of the Exchange to the Underwriter who accepts them by means of submitting address counterbids.

The conclusion of the Bonds placement transactions starts after summing up the results of the Tender and ends on the end date of the Bonds placement.

The Tender starts and ends on the start date of the Bonds placement. On the date of the Tender holding the Participants in competitive tendering submit the bids for the Bonds purchase with T0 calculation key by using tender system of the Exchange both at their own expense and at the expense and under the instructions of clients. The time and the procedure of submitting the bids for the competitive tendering of determining the interest rate of the first coupon are established by SE MICEX.

The bids for the Bonds purchase are forwarded by the Participants in competitive tendering to the Underwriter.

The bid for the purchase is to contain the following significant terms and conditions:

- purchase price;

- the quantity of the Bonds;

- the amount of interest rate for the first coupon (the size of the interest rate for the first coupon if it is declared by the Issuer, the potential investor would be prepared to purchase the Bonds quantity specified in the bid at the price declared in the bid);

- other characteristics in accordance with the Exchange Rules.

The Price of the Bonds placement established by the Decision on the securities issue and the securities Offering memorandum is to be indicated as the purchase price (i.e. 100% of the face value).

The amount of interest rate is to be expressed in annual per centum rate within the accuracy up to one hundredth of the percent.

The bids not meeting the requirements specified above are not allowed for the Tender.

The time of carrying out operations within the framework of the Tender and of conclusion of transactions of their placement is established by the Exchange as agreed upon with the Issuer and/or the Underwriter.

In case if potential buyer is not the Participant in the competitive tendering at the Exchange, it is obliged to conclude the appropriate contract with any broker, who is the Participant in the Exchange competitive tendering, and to instruct it to purchase the Bonds.

Potential buyer of the Bonds who is the Participant in the Exchange competitive tendering is acting independently.

Potential buyer of the Bonds is to open appropriate custody account with the NDC or with other depositary being a depositor in relation to NDC. The procedure and the dates of opening custody accounts are defined by the provisions of the procedural rules of the appropriate depositaries.

When the period of collecting the bids for the Tender is over, the Exchange draws up Consolidated register of bids introduced and not withdrawn by the Participants in the Exchange competitive tendering as of the end moment of the period of collecting the bids for the Tender (hereinafter - Consolidated register) and transfers it to the Underwriter and/or to the Issuer.

The Consolidated register of the bids contains all significant terms and conditions of each bid - the purchase price, quantity of the securities, the date and the time of the bid receipt, the bid's number, the amount of acceptable interest rate for the 1-st coupon, and also other requisites in accordance with the Exchange Rules.

The Issuer does not conclude related party transactions of purchase and sale of the Bonds which are not approved according to the procedure established by the legislation. In this case on the basis of the Issuer's written application to the Underwriter, the submitted bid for the Bonds purchase is not accepted (the bid is refused).

The Issuer, on the basis of the total number of submitted bids and interest rates of the first coupon specified there, makes a decision on the amount of the interest rate for the first coupon. The Issuer informs the Exchange on the decision made in written form not later than 30 minutes prior to sending the information for the publication in the news wire. Upon the publication of the notification on the interest rate size for the first coupon in the news wire, the Issuer informs the Underwriter on the interest rate size for the first coupon. The Underwriter informs the Participants in the Exchange competitive tendering on the interest rate size for the first coupon, the interest rate size being established by the Issuer, by using the Exchange tender system by means of sending electronic messages to all the Participants in the competitive tendering.

The information on the interest rate for the first coupon is disclosed at the dates and in the procedure stipulated in item 11 of the Decision on the securities issue.

After determining the interest rate for the first coupon, the Underwriter under the instructions of the Issuer accepts the received bids by means of presenting address counterbids for the sale of the Bonds at the face value, the specified counterbids containing the quantity of the Bonds indicated in the appropriate bid for the purchase.

The bids are accepted under the conditions of the priority of the coupon rate specified in the bids submitted for the Tender, the bids being addressed to the Underwriter (i.e. the bids with a lower coupon rate are accepted in the first place).

If there are several registered bids which have been submitted for the Tender with the same coupon rate, then the bids submitted earlier are accepted in the first place.

In case if the size of the last bid being accepted is bigger than the number of the Bonds remaining unplaced, then the specified bid for the purchase is accepted in the amount of unplaced balance of the Bonds.

In case of placement of the entire amount of the Bonds of the issue, the further bids for the purchase of the Bonds are not accepted.

After the end of the period of accepting the bids at the Tender, all unaccepted bids for the Bonds purchase are removed from the Exchange tender system by the Underwriter.

After summarizing the results of the Tender and accepting the bids submitted in the course of the Tender, the conclusion of transactions with the bonds at placement, in case of their incomplete placement during the Tender (hereinafter – further placement), is carried out on the basis of address bids, submitted by the Participants in the Exchange competitive tendering to the

Underwriter, who is accepting the bids by means of submitting address counterbids. The Participants in the Exchange competitive tendering acting in their own name and at their own expense, or in their own name , but at the expense and under the instructions of potential buyers not being the Participants in the Exchange competitive tendering, on any business day during the term of the Bonds placement may submit a bid for the Bonds purchase of the issue being placed to the Underwriter with the indication of the quantity of Bonds that they plan to purchase.

Obligatory requisites to be contained in the bid for the Bonds purchase, the specified bid being submitted by the Participant in the Exchange competitive tendering during the period of the Bonds further placement:

- purchase price;

- the quantity of the Bonds;

- other characteristics in accordance with the Rules of tender holding of the Exchange.

Starting since the second day of the issue Bonds placement the buyer when making the Bonds purchase and sale transactions pays additionally the Bonds accrued coupon yield (ACY) calculated in accordance with item 8.4. of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.

The time and the procedure of submitting the bids at further placement are established by the Exchange as agreed upon with the Issuer and the Underwriter.

The Underwriter informs potential buyers on the current quantity of unplaced Bonds at its accounts by means of submitting addressless bids in the Exchange tender system.

The submitted bids for the purchase of the issue Bonds are accepted by the Underwriter in full in case if the quantity of Bonds in the bid for purchase does not exceed the quantity of unplaced Bonds. In case if the size of the bid for the Bonds purchase exceeds the quantity of the Bonds remained unplaced, the specified bid for the securities purchase is accepted in the volume of unplaced balance of the Bonds.

In case of placement of the entire amount of the issue Bonds the further bids for the Bonds purchase are not accepted.

The mandatory condition of the Bonds purchase at their placement is the reservation of monetary assets of the buyer at the account of the Exchange competitive tendering Participant, on whose behalf the bid is submitted, in Non-bank credit organization closed joint stock company "Clearing house of Moscow interbank currency exchange" (Clearing House of MICEX). The monetary assets should be reserved in the amount sufficient for the full payment of the Bonds indicated in the bids for the Bonds purchase with due account for all commission fees.

Purchase and sales transactions concluded by means of the Underwriter's accepting the bids are registered by the Exchange on the date of their conclusion.

The trade date is the date, when in accordance with the established calculation code the Participants in the Exchange competitive tendering are obliged to perform obligations under the concluded transaction according to the Rules of the Exchange tender and/or the Rules of clearing of the clearing organization – CJSC MICEX. The transactions at the Bonds placement of the said issue are made on "delivery versus payment" terms (T0 calculation key), i.e. the trade date is the date of conclusion of the transaction with the Bonds. Herewith at the conclusion of the transaction the procedure of control over its guarantee is carried out. The document confirming the conclusion of the transaction by the Participant in the Exchange competitive tendering is the extract from the register of the Exchange transactions, the specified extract reflecting all transactions concluded by the Participant in the Exchange competitive tendering during the Exchange selling day.

Prior to the securities placement start the Issuer provides the Underwriter with the list of persons/entities the transactions with whom may be recognized to be related party transactions, indicating those persons/entities from the said list the transactions with whom were approved by the Issuer in advance. When placing the Bonds the provisions are observed, these provisions being stipulated by item 6.4.4 of "Standards of securities emission and of registration of securities offering memoranda" approved by Russia's FSFM Order №05-4/пз-н of 16.03.2005.

The modification and/or dissolution of contracts concluded at the Bonds placement is carried out on the grounds and as per the procedure stipulated by chapter 29 of Russian Federation Civil Code.

The Bonds of BT-4 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory central storage.

Full and abbreviated brand name of the depositary executing central storage:
Non-commercial partnership "National depositary center", NDC
Depositary's location: ***Moscow, Srednyi Kislovskyi per., 1/13, str.4***
The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: ***177-03431-000100***
Date of issue: ***04.12.2000.***
The validity term of the depositary's license for carrying out the activity of a depositary:
Unlimited
The body that issued the license: ***Russia's FCSM***

Procedure, terms and conditions of repayment of the issue securities:

The Bonds are retired in succession by installments during the following periods:
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;
On the 2002-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;
On the 2184-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;
On the 2366-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;
On the 2548-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value.

The retirement of appropriate part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).

It is presumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds' face value.
The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.
The Issuer meets its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' face value, not later than on 5-th (fifth) business days prior to the repayment date of each part of the Bonds' face value, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- full name /name, surname, patronymic of the Bonds' owner;
- the quantity of the Bonds it owns;
- full name of the person (entity) authorized to receive repayment sums on the Bonds;
- location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds' owner;
- requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;
- taxpayer identification number (TIN) of the Bonds' owner;
- taxable status of the Bond's owner;

In case if the Bonds' owner is a legal non-resident entity:

- personal identification number (PIN) – if available;

In case if the Bonds' owner is a natural person:

- type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;
- number of state pension insurance certificate of the Bonds' owner (if available);
- TIN of the Bonds' owner (if available);
- day, month and year of birth of the Bonds' owner.

The repayment of appropriate part of the Bonds' face value is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds' face value (hereinafter – "The date of making up the list of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds' face value with respect to the owner, included into the list of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds repayment sum, then the entity (person) authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds and the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the entity (person) authorized to receive the Bonds repayment sums is the owner.

Not later than on the 3-d (third) business day prior to the date of repayment of the appropriate part of the Bonds' face value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified list including the following data:

a) Full name of the entity (person), authorized to receive the Bonds repayment sums;

b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;

c) the location and the mail address of the entity (person) authorized to receive the Bonds repayment sums;

d) requisites of the bank account of the entity (person) authorized to receive the Bonds repayment sums, and namely:

- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- bank's identification code where the account is established.

e) taxpayer identification number of the entity (person) authorized to receive the Bonds repayment sums;

f) taxable status of the owner and of the entity (person) authorized to receive the Bonds repayment sums.

The Bonds Owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.
In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to claim confirmation of such data by the data on the records of rights to the Bonds.
Not later than 1 (one) business day prior the date of the repayment of the appropriate part of the Bonds face value, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds face value.
On the repayment dates of the appropriate part of the Bonds face value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds face value and indicated in the List of owners and/or nominee holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds face value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by money resources in Russian Federation currency by non-cash method. Prescheduled repayment of the Bonds by the Issuer is not stipulated. (item 9.5 of the Decision on the securities issue).

Size of the bonds interest (coupon) yield:

The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum.

The size of coupon yield for each coupon is calculated by the following formula:
$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,
Where,
j - serial number of coupon period, j=1, 2, ...27,28;
Kj - the size of coupon yield for each Bond (rubles);
Nom – unpaid part of the face value of one Bond as of the start date of j-th coupon period (rubles);
Cj - the size of the interest rate of the j-th coupon, in per cent annual;

T(j -1) - the start date of the j-th coupon period;

T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. of the securities Offering memorandum.

The procedure of defining the size of coupon yield for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is defined in accordance with the procedure established in item 9.3 of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.
The issuer's General Director passed a resolution on defining the interest size (coupon) on BT-4 series Bonds (Order № 422 of September 12, 2006):

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 Bond, RUR	Total amount of yield, RUR
1-st coupon	12.12.2006	7,99	19,92	59 760 000
2-nd coupon	13.03.2007	7,99	19,92	59 760 000
3-d coupon	12.06.2007	7,99	19,92	59 760 000
4-th coupon	11.09.2007	7,99	19,92	59 760 000
5-th coupon	11.12.2007	7,99	19,92	59 760 000
6-th coupon	11.03.2008	7,99	19,92	59 760 000
7-th coupon	10.06.2008	7,99	19,92	59 760 000
8-th coupon	09.09.2008	7,99	19,92	59 760 000
9-th coupon	09.12.2008	7,99	19,92	59 760 000
10-th coupon	10.03.2009	7,99	19,92	59 760 000
11-th coupon	09.06.2009	7,99	19,92	59 760 000
12-th coupon	08.09.2009	7,99	19,92	59 760 000
13-th coupon	To be determined by the issuer			
14-th coupon	To be determined by the issuer			
15-th coupon	To be determined by the issuer			
16-th coupon	To be determined by the issuer			
17-th coupon	To be determined by the issuer			
18-th coupon	To be determined by the issuer			
19-th coupon	To be determined by the issuer			
20-th coupon	To be determined by the issuer			

21-st coupon	***To be determined by the issuer***
22-nd coupon	***To be determined by the issuer***
23-d coupon	***To be determined by the issuer***
24-th coupon	***To be determined by the issuer***
25-th coupon	***To be determined by the issuer***
26-th coupon	***To be determined by the issuer***
27-th coupon	***To be determined by the issuer***
28-th coupon	***To be determined by the issuer***

The procedure and the terms and conditions of payment of the bonds interest (coupon) yield:

The Bonds coupon yield is paid in Russian Federation currency by non-cash method to the persons (entities) indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds' owners. The Bonds owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and /or other persons (entities) not authorized by its clients to receive the Bonds coupon yield, not later than on the 5-th (fifth) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary's operation day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment").

Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominee holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the entity (person) authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds and the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the entity (person) authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- ***full name /name, surname, patronymic of the Bonds' owner;***
- ***the quantity of Bonds it owns;***
- ***full name of the person (entity) authorized to receive the Bonds repayment sums;***
- ***location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;***
- ***requisites of bank account of the entity (person) authorized to receive the Bonds repayment sums;***

- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *individual identification number (IIN) – if available;*

In case if the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

Not later than on the 3-d (third) business day prior to the Bonds coupon yield payment the Depositary provides the Issuer and the Paying agent with the List of owners and/or nominee holders of the Bonds drawn up as of the Date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment, the specified List containing the following data:
a) Full name of the person (entity) authorized to receive the Bonds coupon yield sum;
b) The number of Bonds tallied at the custody account of the person (entity) authorized to receive the Bonds coupon yield sum;
c) The location and the mail address of the person (entity) authorized to receive the Bonds coupon yield sum;
d) Requisites of the bank account of the person (entity) authorized to receive the Bonds coupon yield sum, and namely:
- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- the bank's identification code where the account is established;
e) Taxpayer identification number (TIN) of the person (entity) authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person (entity) authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc).

The Bonds owner or nominee holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person (an entity) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets to them, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.
Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the Issuer transfers the required money resources to the account of the paying agent.
Basing on the list of the Bonds owners and/or nominee holders, provided by the Depositary, the paying agent calculates the sums of money resources due to payment to each Bonds owner and/or nominee holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or nominee holders indicated in the list of the Bonds owners and nominee holders. In case one person (entity) is

authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person (entity) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The Issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the Issuer's account and/or correspondent account of the paying agent in return of the coupon yield in favor of the Bonds owners and Holders.

The yield for the twentieth, twenty second, twenty fourth, twenty sixth and twenty eighth coupons is paid in accordance with the dates stipulated in item 9.4 of the Decision of the securities issue, simultaneously with repayment of 20 (twenty) percent of the face value of the issue Bonds.

Names of stock exchanges which allowed the Bonds for tender:
Open Joint Stock Company "Stock exchange "Russian Trading System" (OJSC "RTS")
Closed Joint Stock Company "Stock exchange MICEX" (CJSC "SE MICEX")

The kind of provided security:
Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

Data on the issues, for which the issuer has not performed or inadequately performed its obligations as regards the securities (default):
There are no securities issues for which the issuer's obligations are not executed or inadequately executed.

8.4. Data on entity (entities) provided guarantee for the issue bonds

1. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series***
Registration number: ***4-44-00137-A***
Registration date: ***10.11.2005***
The body that carried out state registration: ***Russia's FSFM***
Face value of one valuable paper of the issue: ***1000 rubles***
Issue volume: ***3 000 000 000 rubles***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company "Volga–Finance"***
Abbreviated brand name: ***LLC "Volga–Finance"***
Location: ***603053, RF, Nizhny Novgorod city, Lesnaya street, 8.***

2. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series***

Registration number: ***4-45-00137-A***
Registration date: ***10.11.2005***
The body that carried out state registration: ***Russia's FSFM***
Face value of one valuable paper of the issue: ***1000 rubles***
Issue volume: ***2 300 000 000 rubles***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company "Volga–Finance"***
Abbreviated brand name: ***LLC "Volga–Finance"***
Location: ***603053, RF, Nizhny Novgorod city, Lesnaya street, 8.***

3. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series***
Registration number: ***4-46-00137-A***
Registration date: ***06.06.2006***
The body that carried out state registration: ***Russia's FSFM***
Face value of one valuable paper of the issue: ***1000 rubles***
Issue volume: ***3 000 000 000 rubles***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company "Volga–Finance"***
Abbreviated brand name: ***LLC "Volga–Finance"***
Location: ***603053, RF, Nizhny Novgorod city, Lesnaya street, 8.***

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

1. Security for inconvertible interest bearing certified bearer bonds of BT-2 series with state registration number of the issue 4-44-00137-A:

The method of provided security: ***Guarantee.***
The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: ***3 000 000 000 rubles and total coupon yield on 3 000 000 Bonds.***

LLC "Volga–Finance" (hereinafter – the "Company") takes upon itself to be responsible for the Issuer's performance of its obligations to pay appropriate part of face value, coupon yield on the bonds to the Bonds' owners on following terms and conditions:
The Company's limit of responsibility is limited to the Ceiling Amount.
The responsibility of the Company on the Issuer's obligations is joint.
The Company takes upon itself to perform the Issuer's obligations in the part, in which the Issuer failed to fulfill and /or fulfilled not in full the Issuer's obligations in the following cases:

- ***The Issuer failed to pay or paid not in full the appropriate part of the Bonds' face value to the Bonds' owners in the amount and at dates, defined by the Issuing documents;***
- ***The Issuer failed to pay or paid not in full the Bonds coupon yield to the Bonds' owners in the amount and at dates, defined by the Issuing documents.***

The Company takes upon itself, according to the Offer's terms and conditions, to perform the Issuer's obligations non-performed by the Issuer, in the Amount of Non-performed Obligations and within the limits of the Ceiling Amount. The Amount of Non-performed Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds' owners and executed in accordance with item 3.3. of the Offer.

The procedure of making claims to the guarantor by the bonds owners.

The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds' owner (its authorized persons/entities);

The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds' owner, its TIN, taxable status, place of residence (location), requisites of its bank account, the amount of Non-performed Obligations with respect to the Bonds' owner sending the specified Claim on the Obligations Performance;

The Claim on the Obligations Performance is to indicate that the Issuer failed to pay or paid not in full at the dates established by the Issuing documents:

- *the appropriate part of the face value at Bonds retirement;*
- *coupon yield in the form of interest of the Bonds' face value to the Bonds' owner;*

The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the Issuer's Obligation with respect to the Bonds' owner sending the specified Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract for the owner's Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds' owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner's rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 days since the end date of 90-days period established by item 3.3.4. of the Offer.

The size of the value of the issuer's net assets as of the last reporting date before providing the guarantee - as of 01.10.2005: ***15 702 216 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee - as of 01.10.2005: ***10 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the date of the reporting quarter end: ***10 thousand rubles***

2. Security for inconvertible interest bearing certified bearer bonds of BT-3 series with state registration number of the issue 4-45-00137-A:

The method of provided security: ***Guarantee.***

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: ***2 300 000 000 rubles and total coupon yield on 2 300 000 Bonds.***

LLC "Volga–Finance" (hereinafter – the "Company") takes upon itself to be responsible for the Issuer's performance of its obligations to pay appropriate part of face value, coupon yield on the bonds to the Bonds' owners on following terms and conditions:

The Company's limit of responsibility is limited to the Ceiling Amount.

The responsibility of the Company on the Issuer's obligations is joint.

The Company takes upon itself to perform the Issuer's obligations in the part, in which the Issuer failed to fulfill and /or fulfilled not in full the Issuer's obligations in the following cases:

- *The Issuer failed to pay or paid not in full the appropriate part of the Bonds' face value to the Bonds' owners in the amount and at dates, defined by the Issuing documents;*

- *The Issuer failed to pay or paid not in full the Bonds coupon yield to the Bonds' owners in the amount and at dates, defined by the Issuing documents.*

The Company takes upon itself, according to the Offer's terms and conditions, to perform the Issuer's obligations non-performed by the Issuer, in the Amount of Non-performed Obligations and within the limits of the Ceiling Amount. The Amount of Non-performed Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds' owners and executed in accordance with item 3.3. of the Offer.

The procedure of making claims to the guarantor by the bonds owners.

The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds' owner (its authorized persons/entities);

The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds' owner, its TIN, taxable status, place of residence (location), requisites of its bank account, the amount of Non-performed Obligations with respect to the Bonds' owner sending the specified Claim on the Obligations Performance;

The Claim on the Obligations Performance is to indicate that the Issuer failed to pay or paid not in full at the dates established by the Issuing documents:

- ***the appropriate part of the face value at Bonds retirement;***
- ***coupon yield in the form of interest of the Bonds' face value to the Bonds' owner;***

The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the Issuer's Obligation with respect to the Bonds' owner sending the specified Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract for the owner's Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds' owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner's rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 (Fourteen) days since the end date of 90-days period established by item 3.3.4. of the Offer.

The size of the value of the issuer's net assets as of the last reporting date before providing the guarantee - as of 01.10.2005: ***15 702 216 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee - as of 01.10.2005: ***10 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the date of the reporting quarter end: ***10 thousand rubles***

3. Security for inconvertible interest bearing certified bearer bonds of BT-4 series with state registration number of the issue 4-46-00137-A:

The method of provided security: ***Guarantee.***
The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: ***3 000 000 000 (Three billion) rubles and total coupon yield on 3 000 000 (Three million) Bonds.***

LLC "Volga–Finance" (hereinafter – the "Company") takes upon itself to be responsible for the Issuer's performance of its obligations to pay all parts of the Bonds face value, the Bonds

coupon yield to the Bonds' owners on following terms and conditions:
The Company's limit of responsibility is limited to the Ceiling Amount.
The responsibility of the Company on the Issuer's obligations is joint.
The Company takes upon itself to perform the Issuer's obligations in the part, in which the Issuer failed to fulfill and /or fulfilled not in full the Issuer's obligations in the following cases:

- ***The Issuer failed to pay or paid not in full the appropriate part of the Bonds' face value to the Bonds' owners in the amount and at dates, defined by the Issuing documents;***
- ***The Issuer failed to pay or paid not in full the Bonds coupon yield to the Bonds' owners in the amount and at dates, defined by the Issuing documents.***

The Company takes upon itself, according to the Offer's terms and conditions, to perform the Issuer's obligations non-performed by the Issuer, in the Amount of Non-performed Obligations and within the limits of the Ceiling Amount. The Amount of Non-performed Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds' owners and executed in accordance with item 3.3. of the present Offer. (item 12.2 of the "Decision on the securities issue").

The procedure of making claims to the guarantor by the bonds owners.

The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds' owner (its authorized persons/entities);

The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds' owner, its TIN, taxable status, place of residence (location), requisites of its bank account, the quantity of the Bonds with respect of which the obligation is not performed, the amount of Non-performed Obligations with respect to the Bonds' owner sending the specified Claim on the Obligations Performance;

The Claim on the Obligations Performance is to indicate that the Issuer failed to pay or paid not in full at the dates established by the Issuing documents:

- ***the appropriate part of the face value at Bonds retirement; an/or***
- ***coupon yield in the form of interest of the appropriate part of the Bonds' face value to the Bonds' owner;***

The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the Issuer's Obligation with respect to the Bonds' owner sending the specified Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract for the owner's Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds' owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner's rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 (Fourteen) days since the end date of 90-days (Ninety) period established by item 3.3.4. of the Offer.

The size of the value of the issuer's net assets as of the last reporting date before providing the guarantee - as of 01.04.2006: ***17 396 489 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee - as of 01.04.2006: ***10 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the date of the

reporting quarter end: ***10 thousand rubles***

8.5.1. Terms and conditions of the guarantee to perform obligations on mortgage cover bonds.

The Issuer has no mortgage cover bonds which are in circulation (not paid off), or the obligations under which are not performed (default).

8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities

Entity keeping the register of the owners of the issuer's registered securities: **registrar**

Full brand name: ***Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya"***
Abbreviated brand name: ***OJSC "ORK"***
Location: ***113095, Moscow city, Pyatnitskaya street, 70***
Tel./Fax: ***(495) 504-28-86, 933-42-21***
E-mail: ***ork@ork-reestr.ru***

Data on the registrar's license to carry out the activity of record keeping of the securities owners:

License number: ***10-000-1-00314***
Date of issue: ***30.03.2004***
Validity term: ***unlimited***
The body that issued the license: ***Russia's FCSM***

Other data on maintaining the register of the issuer's registered securities owners:
18.02.2002 – the date since when the maintenance of register of the issuer's registered securities was carried out by the registrar CJSC "Registrator-Svyaz".
13.12.2005 – the entry was made into the Uniform State Register of Legal Entities, concerning the termination of activity of CJSC "Registrator-Svyaz" by means of reorganization in the form of affiliation to OJSC "ORK".

The issuer has in circulation the bonds of BT-2, BT-3 and BT-4 series issued in paper form, and with the certificate executed for the entire amount of each issue, the specified certificate being subject to central storage.

The entity carrying out central storage of the bonds: ***depositary***

Full brand name: ***Non-Commercial Partnership "National Depositary Center"***
Abbreviated name: ***NDC***
Location: ***Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4***
Data on the license of professional participant of securities market to carry out the activity of depositary at securities market:
License number: ***177-03431-000100***
Date of issue: ***4.12.2000***
Validity term: ***unlimited***
The body issued the license: ***Russia's FCSM***
Other data:
05.12.2005 – the date since when the depositary started central storage of the issuer's bonds of BT-2 and BT-3 series.
11.09.2006 – the date since when the depositary started central storage of the issuer's bonds of BT-4 series.

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is Federal Law N 173-ФЗ of 10.12.2003 (wording of 26.07.2006) "On currency regulation and currency control".

A number of Federal laws ratify the agreement of avoidance of double taxation between Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with more than 50 countries.

When applying the provisions of international agreements of the Russian Federation, a foreign organization should provide to a tax agent paying the income the confirmation of the fact that this foreign organization has a permanent location in the country with which the Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided with the translation in Russian.

Upon providing by a foreign organization, having the right for receiving income, of the above said confirmation to the tax agent who pays the income prior to the date of the income payment in regard to which Russian Federation international agreement stipulates preferential tax treatment in the Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rates.

The issues of import and export of capital, which may affect the payment of dividends, interests and other payments to non-residents, are governed by the following regulations: (in latest effective wordings):

Federal Law N 173-ФЗ of 10.12.2003 (wording of 26.07.2006) "On currency regulation and currency control";

Russian Federation Tax Code, part 1, № 146-ФЗ of 31.07.98 (wording of 27.07.2006);

Russian Federation Tax Code, part 2, № 117-ФЗ of 05.08.00 (wording of 05.12.2006);

Federal law № 39-ФЗ of 22.04.1996 (wording of 27.07.2006) "On securities market";

Federal law № 160-ФЗ of 09.07.1999 (wording of 03.06.2006) "On foreign investments in the Russian Federation";

Federal law № 39-ФЗ of 25.02.1999 (wording of 18.12.2006) "On investment activity in the Russian Federation carried out in the form of capital investments";

Federal law № 86-ФЗ of 10.07.2002 (wording of 12.06.2006) "On Central Bank of the Russian Federation (Bank of Russia)";

Federal law № 115-ФЗ of 07.08.2001 (wording of 27.07.2006) "On prevention of legalization (laundering) of criminal income and on prevention of financing of terrorism";

International treaties of the Russian Federation on avoidance of double taxation.

8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer

Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer:

I. TAXATION OF NATURAL PERSONS.

Residents

In accordance with item 2 of article 214 of RF Tax Code OJSC "VolgaTelecom", being the source of income of natural persons-residents received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified

income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income of share participation in the activity of organization, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 9%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

The amount of tax due to deduction from the income of taxpayer (resident) – beneficiary of dividends, ***is calculated by the tax agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, decreased by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current reporting (tax) period and previous reporting (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

The tax for income of natural persons ***in accordance with items 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.***

Non-residents

In accordance with item 2 of article 214 of RF Tax Code OJSC "VolgaTelecom", being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

Individual income tax in accordance with item 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

II. TAXATION OF LEGAL ENTITIES:

Residents

In accordance with item 2 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends ***is calculated by tax agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 9%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period decreased by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current reporting (tax) period and the amount of dividends received by the tax agent himself in current reporting (tax) period and previous reporting (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

For individual beneficiaries of income in the form of dividends – Unit investments funds – the tax was not deducted, as Unit investments funds being separate property complexes without establishing legal entity, are not considered to be organizations for applying RF Tax Code, and hence they are not recognized to be taxpayers of the profit tax.

The tax for income in the form of dividends ***in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.***

Non-residents:

In accordance with item 3 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5% and 10%) were applied to individual beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which the Russian Federation has an international treaty (agreement) regulating the issue of preferential tax treatment.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

The procedure of taxation of income from realization of being placed and placed securities, and also of interest on the issuer's bonds in accordance with RF current legislation

When paying income in the form of dividends received from the securities' issuer the taxation is made in accordance with RF current legislation on taxes and receipts:

The procedure of taxation of natural persons

Residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 1 of article 224 of RF Tax Code the income received by natural persons are subject to taxation with the source of their payment at the rate of 13%.

Non-residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 3 of article 224 of RF Tax Code the income received by natural persons are subject to taxation with the source of their payment at the rate of 30%.

The procedure of taxation of legal entities

Residents

In accordance with item 1 of article 247 of RF Tax Code, of item 6 of article 250 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with Russian organizations received them at the rate of income tax of 24%.

Non-residents

Carrying out the activity via permanent representation office

In accordance with item 2 of article 247 of RF Tax Code, of items 1 and 6 of article 307 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with foreign organizations received them and carrying out the activity in RF via permanent representation office at the rate of income tax of 24%.

Not carrying out the activity via permanent representation office

In accordance with item 3 of article 247 of RF Tax Code, of item 4 of article 286 of RF Tax Code, of sub-item 1 of item 2 of article 284 of RF Tax Code, of paragraph 3 of sub-item 3 of item 1 of article 309 of RF Tax Code and of item 1 of article 310 of RF Tax Code the received income is subject to taxation with the source of their payment at the rate of 20%.

However, in virtue of sub-item 4 of item 2 of article 310 of RF Tax Code calculation and income tax deduction of income paid to foreign organizations are made by tax agent for all kinds of income specified in item 1 of article 309 of RF Tax Code in all the cases of payments of such income,

excluding the cases of income payments, which are in accordance with international agreements (treaties) are not taxed in RF, if a foreign organization provides for a tax agent a duly executed confirmation stipulated by item 1 of article 312 of RF Tax Code.

Since January 1, 2005 in regard of income from share participation in organization's activity received in the form of dividends, item 4 of article 224 of RF Tax Code establishes the rate of the tax of income of natural persons-residents in the size of 9%. The tax rate of 9% in accordance with sub-item 1 of item 3 of article 284 of RF Tax Code is applicable for tax withholding of legal entities-residents receiving income in the form of dividends from Russian organizations. These changes were introduced into part II of RF Tax Code by Federal law № 95-ФЗ of 29.07.2004 "On introduction of changes in part one and part two of RF Tax Code and on holding some legislative acts (provisions of legislative acts) of RF on taxes and receipts to be null and void".

8.9. Data on declared (accrued) and paid dividends on the issuer's shares, and also on the incomes on the issuer's bonds

For year 2001

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***0,32 ruble***

The amount of declared (accrued) dividends in total on all ordinary shares: ***28 000 795 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all ordinary shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed***: 27 946 107 rubles.***

Reasons for non- payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- incorrect/incomplete/outdated information on the mailing address of shareholders.

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2001

Category and type of shares: ***type A preferred shares***

The size of declared (accrued) dividends on the issuer's type A preferred shares as per one share: ***0.96 ruble***

The amount of declared (accrued) dividends in total on all type A preferred shares: ***27 993 888***

rubles

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all type A preferred shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***27 811 407 rubles***

Reasons for non- payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- incorrect/incomplete/outdated information on the mailing address of shareholders.

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2002

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***0,7066 ruble***

The amount of declared (accrued) dividends in total on all ordinary shares: ***173 802 112 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all ordinary shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***173 199 872 rubles***

Reasons for non- payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- incorrect/incomplete/outdated information on the mailing address of shareholders.

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2002

Category and type of shares: ***type A preferred shares***

The size of declared (accrued) dividends on the issuer's type A preferred shares as per one share: ***1.7954 ruble***

The amount of declared (accrued) dividends in total on all type A preferred shares: ***147 193 004 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all type A preferred shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***144 200 711 rubles.***

Reasons for non- payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- incorrect/incomplete/outdated information on the mailing address of shareholders.

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2003

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***0,9186 ruble***

The amount of declared (accrued) dividends in total on all ordinary shares: ***225 947 662 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***225 097 470 rubles***

Reasons for non- payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;
- incorrect/incomplete/outdated information on the mailing address of shareholders.

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2003

Category and type of shares: ***type A preferred shares***

The size of declared (accrued) dividends on the issuer's type A preferred shares as per one share: ***2,4510 rubles***

The amount of declared (accrued) dividends in total on all type A preferred shares: ***200 941 317 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all type A preferred shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***196 267 327 rubles***

Reasons for non- payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;
- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;
- incorrect/incomplete/outdated information on the mailing address of shareholders.

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2004

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share:

1,3779 rubles

The amount of declared (accrued) dividends in total on all ordinary shares: ***338 921 508 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2005***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2005 to 15.12.2005

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***337 623 700 rubles.***

Reasons for non- payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***
- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing address of shareholders.***

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2004

Category and type of shares: ***type A preferred shares***

The size of declared (accrued) dividends on the issuer's type A preferred shares as per one share: ***2,5082 rubles***

The amount of declared (accrued) dividends in total on all type A preferred shares: ***205 630 776 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2005***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2005 to 15.12.2005

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***

Total amount of dividends paid on all type A preferred shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: ***201 660 537 rubles.***

Reasons for non- payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***
- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing address of shareholders.***

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2005

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share:

1,4744 rubles

The amount of declared (accrued) dividends in total on all ordinary shares: ***362 657 563 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution

(declaration) on dividends payment was passed: ***26.06.2006.***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 6 of 27.06.2006***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2006 to 15.12.2006

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2005***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***323 302 446 rubles.***

Reasons for non-payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***
- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing address of shareholders.***

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2005

Category and type of shares: ***type A preferred shares***

The size of declared (accrued) dividends on the issuer's type A preferred shares as per one share: ***2,7583 rubles***

The amount of declared (accrued) dividends in total on all type A preferred shares: ***226 134 844 rubles***

The name of the issuer's management body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***26.06.2006***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 6 of 27.06.2006***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2006 to 15.12.2006

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2005***

Total amount of dividends paid on all type A preferred shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: ***220 573 325 rubles.***

Reasons for non-payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***
- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing address of shareholders.***

Other data on declared and/or paid dividends on preferred shares: ***none***

For the issuers who had issued the **bonds**.

With respect to each bonds issue under which the yield was paid for the last 5 accomplished fiscal years preceding the end date of last reporting quarter, the following data are provided:

Kind of securities: ***bonds***

Series: ***BT - 1***

Form: ***certified, bearer***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-43-00137-A***

State registration date: ***24.01.2003***

State registration date of the report on the bonds issue results: ***14.03.2003***

The quantity of the bonds of the issue: ***1 000 000 pieces***

Face value of each bond of the issue: ***1 000 rubles***

The amount of the bonds issue at face value: ***1 000 000 000 rubles***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of the yield due to payment in cash on the issue bonds as per one bond: ***396,81 rubles***

The total size of the yield due to payment in cash on all the issue bonds: ***396 810 000 rubles***

The time period established for the payment of yield on the issue bonds:

Date of payment	*Size of coupon rate, %*	*Size of yield as per 1 bond, RUR*
23.05.2003	*4.75*	*11.84*
22.08.2003	*4.75*	*11.84*
21.11.2003	*16.5*	*41.14*
24.02.2004	*16.5*	*41.59*
24.05.2004	*15*	*37.81*
23.08.2004	*15*	*37.40*
22.11.2004	*15*	*37.40*
21.02.2005	*15*	*37.81*
23.05.2005	*15*	*37.40*
22.08.2005	*15*	*37.40*
21.11.2005	*13*	*32.41*
21.02.2006	*13*	*32.77*

The form and other provisions of the payment of yield on the issue bonds:

In Russian Federation currency, in non-cash form

Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarters 2, 3, 4 of 2003, quarters 1,2,3,4 of 2004, quarters 1,2,3,4 of 2005, quarter 1 of 2006.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 2 of 2003 (23.05.2003) – 11 840 000 rubles

Quarter 3 of 2003 (22.08.2003) – 11 840 000 rubles

Quarter 4 of 2003 (21.11.2003) – 41 140 000 rubles

Quarter 1 of 2004 (24.02.2004) – 41 590 000 rubles

Quarter 2 of 2004 (24.05.2004) – 37 810 000 rubles

Quarter 3 of 2004 (23.08.2004) – 37 400 000 rubles

Quarter 4 of 2004 (22.11.2004) – 37 400 000 rubles
Quarter 1 of 2005 (21.02.2005) – 37 810 000 rubles
Quarter 2 of 2005 (23.05.2005) – 37 400 000 rubles
Quarter 3 of 2005 (22.08.2005) – 37 400 000 rubles
Quarter 4 of 2005 (21.11.2005) – 32 410 000 rubles
Quarter 1 of 2006 (21.02.2006) – 32 770 000 rubles
The reasons of non-payment of the yield: ***the yield was paid in full***
Other data on the yields on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***BT - 2***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-44-00137-A***
State registration date: ***10.11.2005***
State registration date of the report on the bonds issue results: ***11.01.2006***
The quantity of the bonds of the issue: ***3 000 000 pieces***
Face value of each bond of the issue: ***1 000 rubles***
The amount of the bonds issue at face value: ***3 000 000 000 rubles***
Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of the yield due to payment in cash on the issue bonds as per one bond: ***81,78 rubles***
The total size of the yield due to payment in cash on all the issue bonds: ***245 340 000 rubles***
The time period established for the payment of yield on the issue bonds:

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 bond, RUR
1-st coupon	***06.06.2006***	***8,20% per annum***	***40,89***
2-nd coupon	***05.12.2006***	***8,20% per annum***	***40,89***
3-d coupon	***05.06.2007***	***8,20% per annum***	***40,89***
4-th coupon	***04.12.2007***	***8,20% per annum***	***40,89***
5-th coupon	***03.06.2008***	***8,20% per annum***	***40,89***
6-th coupon	***02.12.2008***	***8,20% per annum***	***40,89***
7-th coupon	***To be determined by the issuer***		
8-th coupon	***To be determined by the issuer***		
9-th coupon	***To be determined by the issuer***		
10-th coupon	***To be determined by the issuer***		

The form and other provisions of the payment of yield on the issue bonds:
In Russian Federation currency, in non-cash form
Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 2 of 2006, quarter 4 of 2006.***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2006 (06.06.2006.) – 122 670 000 rubles.
Quarter 4 of 2006 (05.12.2006.) – 122 670 000 rubles.
The reasons of non-payment of the yield: ***the yield was paid in full***
Other data on the yields on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***BT - 3***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-45-00137-A***
State registration date: ***10.11.2005***
State registration date of the report on the bonds issue results: ***11.01.2006***
The quantity of the bonds of the issue: ***2 300 000 pieces***
Face value of each bond of the issue: ***1 000 rubles***
The amount of the bonds issue at face value: ***2 300 000 000 rubles***
Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of the yield due to payment in cash on the issue bonds as per one bond: ***84,76 rubles***
The total size of the yield due to payment in cash on all the issue bonds: ***194 948 000 rubles***
The time period established for the payment of yield on the issue bonds:

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 bond, RUR
1-st coupon	***06.06.2006***	***8,50***	***42,38***
2-nd coupon	***05.12.2006***	***8,50***	***42,38***
3-d coupon	***05.06.2007***	***8,50***	***42,38***
4-th coupon	***04.12.2007***	***8,50***	***42,38***
5-th coupon	***03.06.2008***	***8,50***	***42,38***
6-th coupon	***02.12.2008***	***8,50***	***42,38***
7-th coupon	***02.06.2009***	***8,50***	***33,91***
8-th coupon	***01.12.2009***	***8,50***	***25,43***
9-th coupon	***01.06.2010***	***8,50***	***16,95***
10-th	***30.11.2010***	***8,50***	***8,48***

coupon			

The form and other provisions of the payment of yield on the issue bonds:
In Russian Federation currency, in non-cash form
Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 2 of 2006, quarter 4 of 2006.***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2006 (06.06.2006.) – 97 474 000 rubles.
Quarter 4 of 2006 (05.12.2006.) – 97 474 000 rubles.
The reasons of non-payment of the yield: ***the yield was paid in full***
Other data on the yields on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***BT - 4***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-46-00137-A***
State registration date: ***06.06.2006***
State registration date of the report on the bonds issue results: ***19.10.2006***
The quantity of the bonds of the issue: ***3 000 000 pieces***
Face value of each bond of the issue: ***1 000 rubles***
The amount of the bonds issue at face value: ***3 000 000 000 rubles***
Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of the yield due to payment in cash on the issue bonds as per one bond: ***19,92 rubles***
The total size of the yield due to payment in cash on all the issue bonds: ***59 760 000rubles***
The time period established for the payment of yield on the issue bonds:

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 bond, RUR
1-st coupon	12.12.2006	7,99	19,92
2-nd coupon	13.03.2007	7,99	19,92
3-d coupon	12.06.2007	7,99	19,92
4-th coupon	11.09.2007	7,99	19,92
5-th coupon	11.12.2007	7,99	19,92
6-th coupon	11.03.2008	7,99	19,92
7-th coupon	10.06.2008	7,99	19,92
8-th coupon	09.09.2008	7,99	19,92
9-th coupon	09.12.2008	7,99	19,92
10-th coupon	10.03.2009	7,99	19,92
11-th coupon	09.06.2009	7,99	19,92
12-th coupon	08.09.2009	7,99	19,92
13-th coupon	To be determined by the issuer		
14-th	To be determined by the issuer		

coupon	
15-th coupon	To be determined by the issuer
16-th coupon	To be determined by the issuer
17-th coupon	To be determined by the issuer
18-th coupon	To be determined by the issuer
19-th coupon	To be determined by the issuer
20-th coupon	To be determined by the issuer
21-st coupon	To be determined by the issuer
22-nd coupon	To be determined by the issuer
23-d coupon	To be determined by the issuer
24-th coupon	To be determined by the issuer
25-th coupon	To be determined by the issuer
26-th coupon	To be determined by the issuer
27-th coupon	To be determined by the issuer
28-th coupon	To be determined by the issuer

The form and other provisions of the payment of yield on the issue bonds:
In Russian Federation currency, in non-cash form
Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 4 of 2006.***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 4 of 2006 (12.12.2006.) – 59 760 000 rubles.
The reasons of non-payment of the yield: ***the yield was paid in full***
Other data on the yields on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***10 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-10-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***488 pieces***
Face value of each bond of the issue: ***2 500 rubles***
The amount of the bonds issue at face value: ***1 220 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.
The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***
The form and other conditions of the payment of the yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 4 of 2003***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 4 of 2003 - 6 768 rubles
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***11 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-11-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***280 pieces***
Face value of each bond of the issue: ***2 500 rubles***
The amount of the bonds issue at face value: ***700 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.
The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003***
Total size of the yield paid on all bonds of the issue for each report period for which such yield had been paid:
Quarter 1 of 2003 – 144 rubles
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 – 0 ruble
Quarter 4 of 2003 – 0 ruble
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***18 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-18-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***182 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***1 092 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:
Quarter 1 of 2003 – 0 ruble
Quarter 2 of 2003 – 117,7 rubles
Quarter 3 of 2003 – 0 ruble
Quarter 4 of 2003 – 0 ruble
Quarter 1 of 2004 – 1 105,60 rubles
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***19 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-19-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***70 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***420 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated***

in money terms

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 52 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 – 0 ruble

Quarter 4 of 2003 – 0 ruble

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***20 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-20-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***405 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 430 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 1 144 rubles

Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 – 0 ruble
Quarter 4 of 2003 – 52 rubles
Quarter 1 of 2004 – 0 ruble
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***21 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-21-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***288 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***1 728 000 rubles***
Type of the yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2003 – 5 441,34 rubles
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 – 0 ruble
Quarter 4 of 2003 – 1 701,93 rubles
Quarter 1 of 2004 – 0 ruble
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***22 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-22-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***417 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***2 502 000 rubles***
Type of the yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2003 – 44,19 rubles
Quarter 2 of 2003 – 69,37 rubles
Quarter 3 of 2003 – 0 ruble
Quarter 4 of 2003 – 74,37 rubles
Quarter 1 of 2004 – 0 ruble
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***24 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-24-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***3 000 000 rubles***
Type of the yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the

issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 364,38 rubles

Quarter 2 of 2003 – 109,13 rubles

Quarter 3 of 2003 – 0 ruble

Quarter 4 of 2003 – 0 ruble

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***25 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002.***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 080 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – 92,54 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 – 0 ruble

Quarter 4 of 2003 – 0 ruble

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***1 - C***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-27-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***143 890 pieces***
Number of placed securities of the issue: ***143 440 pieces***
Face value of each bond of the issue: ***100 rubles***
The amount of the bonds issue at face value: ***14 344 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***the size of the yield cannot be indicated in money terms as the period of repayment (yield payment) of each bond is different. Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.***
The size of the yield which was due to payment on the issue bonds in money form in aggregate for all issue bonds: ***882 750,80 rubles***
The time period established for the payment of yield on the issue bonds:
From 07.06.2003 till 07.06.2005
The form and other provisions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 3 and 4 of year 2003, quarters 1, 2, 3 and 4 of year 2004, quarters 1, 2,3 and 4 of year 2005, quarter 1 of 2006, quarter 2 of 2006, quarter 3 of 2006 and quarter 4 of 2006.***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 3 of 2003 – 34 619,1 rubles
Quarter 4 of 2003 – 19 427,85 rubles
Quarter 1 of 2004 – 34 472,83 rubles
Quarter 2 of 2004 – 14 527,62 rubles
Quarter 3 of 2004 – 9 421,07 rubles
Quarter 4 of 2004 – 14 026,74 rubles
Quarter 1 of 2005 – 57 466,40 rubles
Quarter 2 of 2005 – 223 320,42 rubles
Quarter 3 of 2005 – 52 589,15 rubles
Quarter 4 of 2005 – 10 616,90 rubles
Quarter 1 of 2006 – 2 930,11 rubles
Quarter 2 of 2006 – 2 123,46 rubles
Quarter 3 of 2006 – 1 373,80 rubles

Quarter 4 of 2006 – 1 572,75 rubles

Other data on the yield on the issue bonds: ***The yield payment on the issue bonds is made by the issuer since 07.06.2003 – the date of the start of the bonds repayment.***

In quarters 3, 4 of 2005, quarters 1, 2, 3 and 4 of 2006 the bonds owners were paid the yield calculated since the bonds placement start date till the end date of the bonds repayment – 07.06.2005.

As of the reporting date the amount of yield unclaimed by the bonds owners is 404 262,60 rubles.

Kind of securities: ***bonds***
Series: ***1 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-33-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***18 246 pieces***
Face value of each bond of the issue: ***100 rubles***
The amount of the bonds issue at face value: ***1 824 600 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***0,1 ruble***
The total size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue***: 1824,6 rubles***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 29.06.2003
The date of the repayment end: 29.06.2004
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 2, 3 and 4 of year 2003, quarters 1 and 2 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2003 – 0 rubles
Quarter 3 of 2003 – 39,7 rubles
Quarter 4 of 2003 – 1 277,4 ruble.
Quarter 1 of 2004 – 16,40 rubles
Quarter 2 of 2004 – 491,10 rubles.
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***2 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-34-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 pieces***

Face value of each bond of the issue: ***2000 rubles***
The amount of the bonds issue at face value: ***1 000 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value multiplied by 500, which for the repayment period amounted to 2 948.56 rubles***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2005
The date of the repayment end: 31.12.2005
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1,2,3 and 4 of year 2005***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2005 – 2081,66 rubles
Quarter 2 of 2005 – 142,76 rubles
Quarter 3 of 2005 – 51,58 rubles
Quarter 4 of 2005 – 672,56 rubles
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***3 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-35-00137-А***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 pieces***
Face value of each bond of the issue: ***2000 rubles***
The amount of the bonds issue at face value: ***1 000 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value multiplied by 500.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2006
The date of the repayment end: 31.12.2006
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2006, quarter 2 of 2006 quarter 3 of 2006 and quarter 4 of 2006.***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1of 2006 – 1 474,50 rubles
Quarter 2 of 2006 – 1 635,51 rubles
Quarter 3 of 2006 – 191,14 rubles
Quarter 4 of 2006 – 613,67 rubles
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***4 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-36-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 pieces***
Face value of each bond of the issue: ***2000 rubles***
The amount of the bonds issue at face value: ***1 000 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value multiplied by 500.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2006
The date of the repayment end: 30.04.2006
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2006, quarter 2 of 2006.***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2006 – 2 143,5 rubles
Quarter 2 of 2006 – 1 644,01 rubles
Other data on the yield on the issue bonds: ***none***

END

8.10. Other data

There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.